Exhibit 99.1 - Selected information contained in the Prospectuses.

YPF SOCIEDAD ANÓNIMA

(incorporated in the Republic of Argentina)

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in the prospectuses, “YPF,” “the Company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol” refers to Repsol S.A., its affiliates and consolidated companies. We maintain our financial books and records and publish our financial statements in Argentine pesos. In the prospectuses, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

Abbreviations:

“bbl”	Barrels.
“bbl/d”	Barrels per day.
“bcf”	Billion cubic feet.
“bcf/d”	Billion cubic feet per day.
“bcm”	Billion cubic meters.
“bcm/d”	Billion cubic meters per day.
“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“kboe/d”	Thousand barrels of oil equivalent per day
“cm”	Cubic meter.
“cm/d”	Cubic meters per day.
“dam3”	Cubic decameters (thousand cubic meters).
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“mbbl”	Thousand barrels.
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcf/d”	Thousand cubic feet per day.
“mcm”	Thousand cubic meters.
“mcm/d”	Thousand cubic meters per day.
“mboe”	Thousand barrels of oil equivalent.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.
“mmbbl/d”	Million barrels per day.
“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm”	Million cubic meters.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“mts”	Metres
“NGL”	Natural gas liquids
“psi”	Pound per square inch.

DIRECTORS, SENIOR MANAGEMENT, ADVISORS AND SUPERVISORY COMMITTEE

On May 3, 2012, the Argentine Congress enacted the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.

The Expropriation Law states that YPF shall continue as a publicly traded corporation and the management of the shares subject to expropriation shall be carried out according to the following principles: (i) strategic contribution of the Company to the aims established in the Expropriation Law; (ii) the management of the Company in accordance with the best industry and corporate governance practices, preserving the interests of the Company’s shareholders and creating value for them; and (iii) the professional management of the Company. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The information provided below describes the composition and responsibilities of our Board of Directors and committees as of the date of the prospectuses.

Board of Directors

Composition of our Board of Directors

Our Board of Directors is currently composed of 11 directors and 8 alternates. The fiscal year in which they were last elected and the fiscal year their term of appointment expires is as follows:

Name	Position	Age	Director Last Elected on	Term Expiration
Guillermo Emilio Nielsen	Chairman and Director	68	2019	2020
Héctor Pedro Recalde	Director	81	2020	2020
Norberto Alfredo Bruno	Director	60	2019	2020
Horacio Oscar Forchiassin	Director	64	2020	2020
Ignacio Perincioli	Director	43	2019	2020
Pedro Martín Kerchner Tomba	Director	45	2019	2020
María Cristina Tchintian	Director	43	2019	2020
Ramiro Gerardo Manzanal	Director	47	2020	2020
Celso Alejandro Jaque	Director	59	2020	2020
Lorena Sánchez	Director	47	2019	2020
Arturo Carlos Giovenco (1)	Director	53	2019	2020
Gerardo Damián Canseco (2)	Alternate Director	54	2019	2020
Fernando Martín Cerdá	Alternate Director	45	2019	2020
Lucio Mario Tamburo	Alternate Director	59	2019	2020
Miguel Lisandro Nieri	Alternate Director	47	2019	2020
Carlos Alberto Alfonsi (2)	Alternate Director and Operations and Transformations Executive Vice President	59	2019	2020
Santiago Martínez Tanoira (2)	Alternate Director and Downstream Executive Vice President	47	2019	2020
Marcos Miguel Browne (2)	Alternate Director and Gas and Energy Executive Vice President	50	2019	2020
Fernando Pablo Giliberti (2)	Alternate Director and Supply Chain Vice President	53	2019	2020

(1)	Represents our Class A shares.

(2)	As of February 29, 2020, the individual owns less than one percent of our Class D shares.

The General Ordinary and Extraordinary Shareholders’ meeting held on April 29, 2016 approved, by a majority of computable votes, the modification of Article 17, subsections i) and xiii); Article 18, subsections a), b), c), d) and e); and Article 19, subsections iii), iv) and v) of the Company’s By-laws, which separated the functions of the Chairman and the Chief Executive Officer (CEO).

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, was elected by the members of the Supervisory Committee and informed to the Board of Directors at the meeting held on December 13, 2019.

Outside business interests and experience of the members of our Board of Directors

Guillermo Emilio Nielsen

Mr. Nielsen obtained a degree in Economics from the Universidad de Buenos Aires, he is also a Ph. D. candidate and holds a M.A. in Economics from the Boston University in the U.S. Among other positions in local and foreign companies he served as President and CEO of UNITEC SemiCondutores S.A., Brazil. He was an Executive of Socma Americana S.A. and The Campbell Soup Co. He was a trade negotiator in the General Agreement on Tariffs and Trade (GATT) and with the European Economic Community (EEC) in Brussels. He served as Chief Economist at the Argentine in Fundación de Investigaciones Económicas Latinoamericanas (FIEL). Between May 2002 and December 2005, he served as Secretary of Finance of the former Ministry of Economy and Production of the Nation, where he led the restructuring of Argentina’s public debt and two stand-by agreements with the International Monetary Fund (IMF). During 2006 he was Minister of the Treasury in the Government of the Autonomous City of Buenos Aires. He was Ambassador of Argentina in Germany between March 2008 and September 2010. Since June 2016, Mr. Nielsen is also serving as a member of the board of directors of Grupo San José in Madrid, Spain and from July 2017 he is also serving as a member of the board of Carlos Casado S.A. in Argentina. Mr. Nielsen is Consulting Member of the Consejo Argentino para las Relaciones Internacionales (CARI). Mr. Nielsen is the Chairman and a member of the Board of Directors YPF S.A. since December 2019.

Héctor Pedro Recalde

Mr. Recalde holds a Law degree from the Universidad de Buenos Aires, he was Full Professor of different subjects related to Labor Law at the University of Buenos Aires. He was a Legal Advisor of Trade Union Organizations, Chief of Advisors in the General Confederation of Labor of the Argentine Republic, Member of the Advisory Council of the Association of Labor Lawyers. He was a technical Advisor representing the workers sector of the Employment, Productivity and Minimum Living and Mobile Wages Council, General Secretary of the Association of Personnel of Social Welfare Organizations. He was a counselor of the Judicial School of the Council of the Magistracy of the Nation, Director of the Labor Law Magazine, Editorial Ministry of Justice and Human Rights of the Nation. He was a member of the House of Deputies and President of the Labor Legislation Commission of the Honorable Chamber of Deputies of the Nation between 2006 and 2015. From November 2014 to July 2016 he was a member of the Council of the Magistracy of the Nation. He has been a member of the board of directors of YPF since March 2020.

Norberto Alfredo Bruno

Mr. Bruno holds a degree in Business Administration from the Universidad Argentina de la Empresa and completed postgraduate studies in Strategic Management from the Instituto de Administración Estratégica; Organization and Business Management at the Instituto Argentino de Economía Energética as well as in Energetic Economy at the Massachusetts Institute of Technology. He held different positions at YPF, where he served as International Development Manager, from 1983 to 1998 and at YPF Perú where he was the General Manager from 1998 to 2000. From October 2001 to December 2013, he was the General Manager of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor. Between December 2015 and December 2019, he was the Minister of Economy and Infrastructure of the Province of Neuquén. He has been a member of the Board of Directors of YPF since April 2016.

Horacio Oscar Forchiassin

Mr. Forchiassin holds a degree in Industrial Engineering from the National University of Patagonia San Juan Bosco, of Comodoro Rivadavia, Province of Chubut, Argentina. He held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1995. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager and as Technical Representative in Operación Cañadón León. From 1995 to 2016 he held various positions in Tuboscope Vetco de Argentina S.A., Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period, he was Director in Tuboscope Vetco of Canada INC. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A. and in January 2017 he was appointed as Alternate Director. Between February 2013 and December 2016, he was a member of the Board of Directors of Tradimex SAIyC, where he was an Alternate Director from January 2017 to December 2019. He has been a member of the Board of Directors of YPF since March 2020.

Ignacio Perincioli

Mr. Perincioli holds a degree in Business Administration and is a Certified Public Accountant from the Universidad de Buenos Aires. He has also completed a Project Management specialization of the Asociación Argentina de Evaluadores

(ASAE) and a specialization in Management of Small and Medium Sized Enterprises at the Universidad de Buenos Aires. He served in the Department of Control of External Indebtedness of the Auditor General’s Office, in the Under Secretariat of Coordination and Management Control, in the Provincial Road Program within the Ministry of Federal Planning, Public Investment and Services, and in the Management of Administration and Finance of La Opinión Austral S.A. in Río Gallegos, Province of Santa Cruz. From December 2015 to March 2018 he was President of Fomento Minero de Santa Cruz S.E., Director and Vice-President of Cerro Vanguardia S.A., and a member of the Supervisory Committee in Patagonia Gold S.A. Between July 2014 and December 2015 he was a member of the Board of Directors of YPF S.A. Currently, he is the Minister of Economy, Finance and Infrastructure of the Province of Santa Cruz. He has been a member of the Board of Directors of YPF since April 5, 2018.

Pedro Martín Kerchner Tomba

Mr. Kerchner Tomba obtained a degree as Certified Public Accountant from the Economic School of the Universidad Católica Argentina. He completed postgraduate degrees in financial strategy at the Universidad Nacional de Cuyo and in Taxation at the Universidad de Tres de Febrero with a specialization in local taxation. Among other positions, he served as Administration Director of Justice and Security Minister of the Province of Mendoza, as Secretary of Finance of the Municipality of Godoy Cruz, Province of Mendoza and he was elected as provincial Deputy for the third electoral district of the Province of Mendoza. He served as Minister of Finance of the Province of Mendoza and was an alternate member of the Board of Directors of YPF S.A. from December 2015 to March 2017 moment in which he assumes the position of Minister of Economy, Infrastructure and Energy of the Province of Mendoza until December 2019. In addition, he has experience working in the private sector. He has been a member of the Board of Directors of YPF S.A. since December 2019.

María Cristina Tchintian

Ms. Tchintian holds a degree in Political Sciences focused in Political Processes from the Pontificia Universidad Católica Argentina. Between 2004 and 2006 she worked in the General Coordination of Political Institutional Affairs of the President Unit, Presidency of the Nation. Between 2004 and 2016, she performed comprehensive consulting in public policies. From March 2016 to November 2017, she was Undersecretary of Institutional Support in the Development and Investment Secretariat of the Government of the Province of Tierra del Fuego, Antarctica and the South Atlantic Islands. From November 2017 to December 2019 she worked as Undersecretary of Coordination and Political Articulation in charge of the Secretariat of Official Representation in the City of Buenos Aires of the Government of the Province of Tierra del Fuego. She has been a member of the board of Directors of YPF S.A. since December 2019.

Ramiro Gerardo Manzanal

Mr. Manzanal earned a degree in Economics, with orientation in Economic Planning and Development from the Faculty of Economic Sciences of the Universidad de Buenos Aires. He completed a Postgraduate in Economics and Public Policies in Torcuato Di Tella University. Between 1998 and 2000 he worked as a Consultant in the Secretary of Industry, Commerce and Mining. Between 2000 and 2004 he was an Advisor in the Cabinet Floor of the Secretary of Economic Development of the Government in Buenos Aires City. Between 2004 and 2006 he was Advisor to the Undersecretary of Production, Secretariat of Production, Tourism and Sustainable Development, of the Government in Buenos Aires City. Between 2006 and 2008 he was Executive Coordinator of the Interamerican Development Bank belonging to the Secretariat of Industry, Commerce and SMEs, Ministry of Economy and Production of the Nation. Between 2008 and 2012 he was Advisor to the Presidency of the Grupo Banco Nación - Nación AFJP. Between 2012 and 2014 he was an advisor to the General Management of the Central Bank of the Argentine Republic. Between 2014 and 2015, was a Member of the Board of Directors of the National Commission for Foreign Trade. Between 2016 and 2019 he served as a consultant at Idear Desarrollo. During 2019 he worked in the general coordination of the SME Center of the School of Economics and Business of the Universidad Nacional de San Martín in the Province of Buenos Aires. He has been a member of the Board of Directors of YPF since March 2020.

Celso Alejandro Jaque

Mr. Jaque is a National Public Accountant and Partitioning Expert of the Universidad Nacional de Cuyo, Faculty of Economic Sciences. Between 1991 and 1995 he was a Provincial Deputy of the Fourth Electoral District of the Province of Mendoza. He was the Town Mayor of Malargüe, Mendoza in two periods: between December 1995 and December 1999 and between December 1999 and December 2003. He was Senator of the Nation for the Province of Mendoza, Honorable Chamber of Senators of the Nation during 2003 and 2007. Between 2007 and 2011 he was Governor of the Province of Mendoza. Among other positions, he served as Private Secretary to the Minister of Finance of the Province of Mendoza in 1987. From 1989 to 1991 he was General Director of Administration of Finance Ministry in Mendoza Province. From 2012 to November 2015, he was Ambassador Extraordinary and Plenipotentiary of the Argentine Republic in the Republic of Colombia. He served as Administrative Manager in several service companies in the province of Mendoza. He also practiced the profession privately. He has been a member of the Board of Directors of YPF since March 2020.

Lorena Sánchez

Mrs. Sánchez holds a Law degree from the Universidad de Buenos Aires. She also obtained a Master’s Degree in Corporate Law from Universidad Austral, Buenos Aires. She completed an International Business Law Program in Louisiana State University in the United States and an MBA in IAE Business School, Buenos Aires. She also completed programs on innovation, creativity and communications in Arthur Andersen, and on strategic planning in IDEA (Instituto para el Desarrollo Empresarial de la Argentina). She worked in law firms between 1994 and 1997 and then she joined as a young professional in Acindar Industria Argentina de Aceros S.A. (Acindar Group ArcelorMittal), where she worked as a lawyer until she was appointed as Legal Area Manager, in charge of corporate legal advisory in business matters, M&A, capital markets, corporate governance, compliance and litigation. She joined YPF in 2009 as legal advisor in the Legal Services Department, where she was also in charge of the Board’s coordination. Since 2013 she is the Corporate Affairs and Corporate Governance Manager. She is the Corporate Secretary of the Board of Directors and of the Audit Committee and of the Risks and Sustainability Committee of YPF. She is also member of the Administration Council of YPF Foundation and its Secretary. She has been a member of the Board of Directors of YPF since April 2018.

Arturo Carlos Giovenco

Mr. Giovenco obtained a Law degree from the Universidad de Buenos Aires, with honors. He completed a Postgraduate Degree in Corporate Legal Advice from the Pontificia Universidad Católica Argentina. From December 1992 to March 1998 he held several positions in the Comisión Nacional de Valores where he reached the position of Deputy Manager of Issuers. From March 2000 to May 2003 he served as Legal Affairs Manager at Banco de Inversión y Comercio Exterior S.A. From June 2003 to December 2005 he was Chief of Advisors of the Finance Secretary in the Ministry of Economy and Production. Between February 2015 and March 2018, he was the Secretary of the Board of Nación Fideicomisos S.A. He also practiced law privately in Buenos Aires. He has been a member of the Board of Directors of YPF since December 2019.

Gerardo Damián Canseco

Mr. Canseco earned a Law degree and specializes in Trade Union Law. Since 1984, he has been an employee of YPF. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Province of Santa Fe from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014, and President of the Centro de Estudios Laborales y Sociales of Rosario from 2014 to 2016. He is currently the General Secretary in San Lorenzo Subsidiary of United Petroleum and Hydrocarbon Trade Union. He has been Alternate Director of the Board of Directors of YPF since April 2016.

Fernando Martín Cerdá

Mr. Cerdá is an Electronic Engineer from Universidad Nacional de La Plata. He was Director of Petrominera del Chubut S.E. between February 2016 and January 2018. He held several positions at Halliburton Argentina S.R.L., since joining as a profile analyst, Desk Engineer, and later was appointed as head of the Geoscience group F.R.S. (Formation Reservoir Solution) in the San Jorge Gulf basin. He also provided advice in the Neuquina Cuyana Basins, and in Santa Cruz de la Sierra, Bolivia. He is currently the Minister of Hydrocarbons and Mines of the Province of Chubut. He has been Alternate Director of YPF since April 27, 2018.

Lucio Mario Tamburo

Mr. Tamburo earned a Civil Engineering degree from the Universidad Nacional del Sur Bahía Blanca. He has held several positions, including Inspection Assistant for the Provincial Roads Direction in the Province of Río Negro and as Sanitation Consultant for the National Undersecretary of Water Resources. He was the Engineering and Construction Manager and Service and Maintenance Chief of Bahía Blanca at Azurix Buenos Aires S.A. He also served as Administrator of the National Entity of Water Works of Sanitation (ENOHSA) until December 2015 and he served as President of Servicios Públicos Sociedad del Estado of the Province of Santa Cruz from December 2015 until December 2019. He has been an alternate member of the Board of Directors of YPF since December 2015.

Miguel Lisandro Nieri

Mr. Nieri earned a degree in Economics from the National Universidad Nacional de Cuyo and holds a master’s degree in Finance and Management control from the ADEN Business School, University of San Francisco. He has held several positions throughout his career, including Advisor of the Ministry of Finance of the Province of Mendoza from January 2000 to November 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of Mendoza from July 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June 2006 to April 2007, Business Manager of Puente Hnos. Sociedad de Bolsa in Cuyo from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Province of Mendoza from March 2017 until July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice. Currently he is Minister of Finance, of the Province of Mendoza. He has been an alternate member of the Board of Directors of YPF since March 2017.

Carlos Alberto Alfonsi

Mr. Alfonsi is a Chemical Engineer who graduated from the Universidad Tecnológica de Mendoza, Argentina. He qualified as IMD Managing Corporate Resources from Lausanne University and studied at the Massachusetts Institute of Technology. In 1987, he joined YPF and held several positions as Operations Manager, Director of La Plata Refinery, Director of Operation Planning, Director of Trade and Transport in Latin America, Director of Refinery and Marketing in Perú, Country Manager for Perú and R&M for Perú, Chile, Ecuador and Brazil. He was the Executive Vice President for Downstream from June 2010 to August 2016. He is President of AESA S.A. He was Alternate Director of YPF from March 2008 to June 2012 and Director from 2012 until 2016. He has been an Alternate Director since April 2016. He is currently our Executive Vice President of Operations and Transformation.

Santiago Martínez Tanoira

Mr. Martínez Tanoira earned a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA), he holds a master’s degree in Business Administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the USA. In 1998, he joined YPF and took on several roles within the Petrochemical Business Development area of the Petro-chemistry Division. He was in charge of Marketing area and Business, also served as Planning and Development Manager within the Chemical Industrial Products Business Unit in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol Química in Spain. Afterwards he was appointed Chemistry Director at YPF from August 2011 until 2012. He was also member of the Board of Directors of Profertil. From 2012 until September 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. Mr. Martínez Tanoira was our Upstream Executive Vice President from October 2016 until August 2017. He has been an alternate Director since April 2017 and has been our Downstream Executive Vice President since August 2017.

Marcos Miguel Browne

Mr. Browne earned a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA), obtained a master’s degree in business administration from Henley Management College in the United Kingdom and a diploma in natural gas management and economics from the College of Petroleum Studies, validated by the University of Oxford United Kingdom. He further completed a specialization in economics of oil and natural gas at the ITBA and a Management Development Program at IAE Business School. He has held several positions at YPF, including Head of Supply and Processing of Natural Gas from February 1994 to May 2000. He served as Head of the Gas and Liquid Gas Processing Business at TGS S.A. where he held several roles from June 2000 to March 2004. He is a founding partner of Endriven S.A. where he served as Director until March 2016. He also served as General Manager of Gas Meridional S.A., General Manager of C3Plus S.A. and President of Fuels Meridional S.A. He is President of the Board of Directors of Compañía Mega S.A, and of YPF Energía Eléctrica S.A., and Director of YPF Tecnología S.A. Mr. Browne has been our Alternate Director since April 2017 and our Gas & Energy Executive Vice President since March 2016.

Fernando Pablo Giliberti

Mr. Giliberti earned a certified public accountant degree from the Pontificia Universidad Católica Argentina, a Master’s degree in Business Administration from the Argentine University of Business, a postgraduate diploma from the College of Petroleum and Energy Studies at the University of Oxford and a Master of Science in Management degree from the Sloan Master´s Program at Stanford University. He held several positions at YPF, including Head of Accounting and Finance at our headquarters in Mendoza, South Division Business Support Manager, Asset Manager of the El Guadal-Lomas del Cuy, Business Development Manager and Exploration and Production Business Development Director. In San Antonio, he was Vice President of Business Development and Vice President of the Latin America Division of Pride International. He later served as Vice President of Business Development at Pioneer Natural Resources of Argentina. In 2006, he founded Oper-Pro Services S.A. He was our Strategy and Business Development Vice President from June 2012 until December 2016. He was member of the Board of Directors of YPF from June 2012 to April 2013. He has been an alternate member of the Board of Directors of YPF since April 2014 and our Supply Chain Vice President since December 2016.

Senior Management

Our current senior management as of the date of the prospectuses consists of:

Name	Position
Daniel Cristian González Casartelli (1)	Chief Executive Officer
Diego Martín Pando	Controller and President of Disclosure Committee
Pablo Bizzotto (1)	Upstream Executive Vice President
Santiago Martínez Tanoira (1)	Downstream Executive Vice President
Marcos Miguel Browne (1)	Gas and Power Executive Vice President
Luis Miguel Sas (1)	Chief Financial Officer
Carlos Alberto Alfonsi (1)	Operations and Transformations Executive Vice President
Santiago Álvarez	Corporate Affairs, Communication and Marketing Executive Vice President
Germán Fernández Lahore (1)	Legal Affairs Corporate Vice President
Sergio Fabián Giorgi (1)	Strategy and Business Development Vice President

(1)	As of February 29, 2020, the individual has less than one percent of our Class D shares. None of our Senior Management has more than one percent of our Class D shares.

On January 10, 2020, Mr. Sebastián Mocorrea left the role of Executive Vice-President of Corporate Affairs Communication and Marketing, and on that date, the Board of Directors of the Company approved the appointment of Santiago Álvarez as Executive Vice President of Corporate Affairs, Communication and Marketing.

In addition to the members of our senior management for whose outside business interests and experiences were described above, we include the following:

Daniel Cristian González Casartelli

Mr. Gonzalez earned a degree in business administration from the Pontificia Universidad Católica de Argentina. He worked for the investment bank Merrill Lynch & Co. in Buenos Aires and New York where he held the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Additionally, he has held the position of Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Currently, he is a member of the Board of Directors of Adecoagro S.A. He was an alternate member of our Board of Directors from April 2014 to June 2014, a member of our Board of Directors from June 2014 to April 2016. He was CEO on an interim basis from April 2016 until June 2016 and was our Chief Financial Officer from July 2012 until April 2018. He is member of the Board of Directors of YPF Energía Eléctrica S.A. He has been our CEO since April 2018. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Diego Martín Pando

Mr. Pando holds a Public Accountant degree from the Universidad Nacional de Rosario, a Master’s degree in Corporate Finance from Universidad CEMA and a Postgraduate degree in Business Administration from Universidad Austral de Rosario. He started his career joining the ex-brand “Arthur Andersen” company in which he performed in the audit and corporate finance area. In 2002 he joined the YPF group originally working in one of its subsidiaries, A-Evangelista S.A. He is member of the Board of Directors of YPF Energía Eléctrica S.A. and A- Evangelista S.A. Since 2005 he joined YPF S.A. where he held several positions. Currently, he is our Controller and President of the Disclosure Committee. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Pablo Bizzotto

Mr. Bizzotto holds a petroleum engineering degree from Universidad Nacional del Comahue. He completed a Management Development Program (“PDD” Programa de Desarrollo Directivo) at IAE and earned an MBA from the University of Barcelona. He started his career in the Young Professionals Program at Tecpetrol (Techint Group). Then, he worked for thirteen years at Panamerican Energy, where he held several positions. He served as Acambuco Unit Manager, in the North of Argentina, and Cerro Dragón General Manager, in Golfo San Jorge Basin. He then joined YPF in 2013, where he served as Neuquén Gas Business Manager, and as Executive Manager of the Unconventional Region between April 2014 and August 2017. Since August 2017, he has been our Upstream Executive Vice President. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Luis Miguel Sas

Mr. Sas holds a Public Accountant degree from the Universidad de Buenos Aires. He also holds an MBA - Master’s Degree in Business and Administration from the IAE and an executive program from Columbia University. He has an extensive background in corporate finance, financial operations, capital markets and projects finance. He worked in management positions at Petrobras, Edesur and Pérez Companc. In addition, he participated in the privatization of Telecom, Edesur, TGS and Metrogas, and was a member of financial committees in various companies. He is member of the Board of Directors of YPF Energía Eléctrica S.A. Since June 2018 he joined the Financial Vice Presidency at YPF. Currently, he is our CFO. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Santiago Álvarez

Mr Álvarez holds a law degree from the Universidad de Buenos Aires. From 2007 to 2009 he was Legislative Advisor of the Social Communication Committee in the Legislature of the Autonomous City of Buenos Aires. From 2009 to 2011 he served as Deputy Manager of Institutional Relations of Aerolineas Argentinas SA. From 2011 to 2012 he was the News Manager in TV Pública. Between 2012 and 2015 he was Chairman of Agencia Télam. From 2016 to 2020 he worked as Creative Director in Monteagudo Agencia. He has been our Corporate Affairs, Communications and Marketing Executive Vice President since January 2020. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Sergio Fabián Giorgi

Mr. Giorgi earned a degree in Civil Engineering from the University of Buenos Aires and a Postgraduate degree from the French Institute of Petroleum. He completed a General Management Program organized by Total Group, in partnership with (HEC Paris and Saïd Business School) from Oxford University. In 1994, he joined YPF in the Drilling and Wells Area in Neuquén. In 1996, he joined Total where he assumed different positions within the oil exploration and exploitation areas for Argentina, Scotland, Indonesia, Italy, Libya and France. In 2007, he managed Total’s drilling and wells operations for Asia, North Africa, Middle East and Australia. In 2009, he was in charge for Development and Planning Studies group with focus in Africa. In 2011, he was appointed Total’s New E&P Business Project Director for Latin America until September 2013 where, he joined Total Austral in Argentina as Unconventional Resources Director. Mr. Giorgi was appointed as our Business Development and Project Architecture Vice President in December 2016 and is our Strategy and Business Development Vice President, also overseeing the Company’s Investor Relations Management.

Germán Fernández Lahore

Mr. Fernández Lahore earned a law degree from the Universidad de Buenos Aires, participated in the Academy for American and International Law, Southwestern Legal Foundation, Dallas, Texas and obtained a diploma in Oil and Gas Law from Universidad de Buenos Aires. As Chevening scholar, he earned a master’s degree in Natural Resources, Law and Policy from the Centre for Energy, Petroleum and Mineral Law and Policy (University of Dundee, Scotland, United Kingdom). He also earned a postgraduate degree in Tax Law from Universidad Austral, and completed the Management Development Program at IAE Business School. Prior to joining YPF, he served as an attorney at Estudio Beccar Varela, and as foreign associate at Haynes and Boone, LLP in Dallas, Texas. He is a member of the Academic Council of the Argentine Journal of Energy, Hydrocarbons and Mining Law Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería (RADEHM). His areas of expertise include Corporate Law, M&A, Energy Law, Oil and Gas Law and Mining Law and Natural Resources Taxation and Financing. He joined our company in February 2002 and served as our Upstream Legal Affairs Manager. Mr. Fernandez Lahore has been our Legal Affairs Corporate Vice President since December 2015. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Supervisory Committee

The Supervisory Committee is responsible for overseeing compliance by the management and the Board of Directors with Argentine General Corporations Law, the by-laws and regulations (if any), and shareholders’ resolutions. The functions of the Supervisory Committee include, among others, attending all meetings of the Board of Directors, preparing a report of the financial statements for our shareholders, attending shareholders’ meetings and providing information upon request to holders of at least 2% of our capital stock.

The by-laws provide for a Supervisory Committee composed of three to five members and three to five alternate members that are elected for one-fiscal year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” In 2019, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 7.7 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires is as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Guillermo Stok	A	64	2019	2020(*)
María Dolores Pujol	D	38	2019	2020(*)
Raquel Inés Orozco	D	64	2019	2020(*)
Alejandro Fabián Díaz (alternate member)	A	54	2019	2020(*)
Pilar Passaglia (alternate member)	D	27	2019	2020(*)
Hebe Cereseto (alternate member)	D	56	2019	2020(*)

(*)	Members of our Supervisory Committee are appointed each fiscal year. Our shareholders, in the Ordinary and Extraordinary General Shareholders’ meeting held on April 26, 2019 appointed the members of our Supervisory Committee for fiscal year 2019.

Guillermo Stok

Mr. Stok, ID No. 11.633.860, CUIT No. 20-11633860-3 earned a certified public accountant degree and business administration degree from the Pontificia Universidad Católica de Argentina and completed postgraduate studies in public sector economics, the management of sustainable economic development and social economics. He was appointed by the World Bank (PNDU) to advise the Treasury and Finance Secretary at the Buenos Aires City Government. In 2001, he was designated General Manager of the National Administration of Social Security (ANSES). Currently, he works for the Argentine National Office of the Comptroller General as an Assistant Manager supervising majority state-owned enterprises. He is member of the Supervisory Committee since April 2018. His legal address is Corrientes Av. 389, 5th Floor, Autonomous City of Buenos Aires.

María Dolores Pujol

Ms. Pujol, ID No. 28.547.990, CUIT No. 27-28547990-3, earned a law degree from Pontificia Universidad Católica Argentina. She obtained a postgraduate degree in Economic Administrative Law. She completed a Compliance Program for Specialists at IAE Business School and an Executive Program in Prevention of Money Laundering, Money Laundering from Drug Trafficking and Financing of Organized Crime at University of CEMA. She has worked at the General Auditor’s Office of the Autonomous City of Buenos Aires and at the Administrative and Tax Litigation Court No. 19 of the Autonomous City of Buenos Aires. Between 2013 and 2015, she worked in various areas of the Government of the Autonomous City of Buenos Aires, as Legal and Technical Secretary and Chief of the Cabinet of Ministers. She currently serves as Executive Director at the Lottery of the Autonomous City of Buenos Aires. She is member of the Supervisory Committee since April 2017. Her legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Raquel Inés Orozco

Ms. Orozco, ID No. 11.875.948, CUIT No. 27-11875948-1, earned a law degree from the Universidad de Buenos Aires and she is specialized in Corporate Governance, Social Responsibility and Social Balance. Currently, she is a member of the Supervisory Committees of YPF GAS S.A, Ubatec S.A., Foncap S.A. and LT10 Radio Universidad del Litoral S.A., IEASA (Integración Energética Argentina S.A), Transportadora de Gas del Sur S.A. (TGS S.A.) and EDUCAR S.E. She is member of the Supervisory Committee since April 2017.

Alejandro Fabián Díaz

Mr. Díaz, ID No. 17.366.555, CUIT No. 20-17366555-6, earned a certified public accountant degree from the Universidad de Buenos Aires and completed postgraduate studies in social responsibility, social accounting and business management. Since 2000, he has held several roles for the Argentine National Office of the Comptroller General, including Auditing Supervisor, Certified Accountant, member of the Supervisory Committee of first-tier businesses and Manager of Business Audits. He has been a member of the Latin American Network on Corporate Governance of State-Owned Enterprises since 2010. He has been developing his role as a teacher at universities and postgraduate institutions. He has also been a speaker at several conferences and has written books and articles related to his specialty. He is an Alternate member of the Supervisory Committee of YPF since April 2018. His legal address is Corrientes Av. 389, 5th Floor, Autonomous City of Buenos Aires.

Pilar Passaglia

Mrs. Passaglia, ID No. 36.893.503, CUIT No. 23-36893503-4, obtained a Law degree from the Pontificia Universidad Católica Argentina and mention of Honor from the Colegio de Abogados de la Ciudad de Buenos Aires. She completed the Civil and Commercial Code Updating courses among other trainings. She worked at Passaglia Law Firm as Paralegal in 2014 and at Estudio O’Farrell in the Corporate Law Department in 2015. She also served as Legal Advisor at the Instituto de Juegos y Apuestas in 2016 and at Loteria de la Ciudad de Buenos Aires S.E. where she also serves as an Alternate Director since 2017. Mrs. Passaglia has been an Alternate member of the Supervisory Committee of YPF since April 2018. Her legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Hebe Cereseto

Mrs. Cereseto, ID No. 16.894.587, CUIT No. 27-16894587-1, holds a Law degree from the Law and Social Sciences School of the UBA. She holds a Magister in Economic Business Law and a Specialization on Economic Administrative Law, both from the Pontificia Universidad Católica Argentina. She is a professor at UBA Law and Social Sciences School since 1992. She worked in several Law Firms between 1984 and 1992. She joined SIGEN where she worked in different management areas until obtaining the position of Deputy Manager of Companies with Minority State Participation and Financial Entities. Later, she served as a member of Supervisory Committee of Radio and Television Argentina S.E. and Vientos de la Patagonia S.A. She is currently a member of the Supervisory Committee of Nucleoeléctrica Argentina S.A. (NASA) and Grupo Aerolíneas Argentinas S.A. Her legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Legal Advisors

Legal issues that are governed by Argentine law will be analysed by Estudio O´Farrel, our legal advisors in Argentina. Estudio O´Farrel is domiciled at De Mayo Av. 645/651, (Zip Code: C1084AAB), Autonomous City of Buenos Aires.

The Company does not have accounting, tax and/or financial advisors.

Auditors

The auditors of the last three (3) fiscal years were as follows:

Financial Statements as of:	Signed by:	Auditor	Address	Enrolled in:
December 31, 2019	Ricardo C. Ruiz	Deloitte & Co. S.A.	Florida 234, 5th Floor – Autonomous City of Buenos Aires	C.P.C.E.C.A.B.A. Tome 156, Folio 159
December 31, 2018	Fernando G. del Pozo	Deloitte & Co. S.A.	Florida 234, 5th Floor – Autonomous City of Buenos Aires	C.P.C.E.C.A.B.A. Tome 254, Folio 138
December 31, 2017	Fernando G. del Pozo	Deloitte & Co. S.A.	Florida 234, 5th Floor – Autonomous City of Buenos Aires	C.P.C.E.C.A.B.A. Tome 254, Folio 138

The General Ordinary and Extraordinary Shareholders’ meeting held on April 26, 2019 approved the appointment of Deloitte & Co S.A. as External Auditor of the Company to audit on the annual accounting documentation as of December 31, 2019. Additionally, Mr. Diego De Vivo and Mr. Ricardo César Ruiz, have been appointed, interchangeably, as certifying accountants by Deloitte & Co. S.A.

Diego De Vivo, ID No. 21,552,635, CUIT No. 20-21552635-4, partner of the auditing firm and Ricardo César Ruiz, ID No. 14,927,004, CUIT No. 20-14927004-4, partner of the auditor firm, both are enrolled in the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, Argentina.

SUMMARY

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

As of December 2019, the company maintains its leadership in Argentina in practically every segment where it operates. It is the largest producer of natural gas and oil in the country with a net production of 514.3 kboe/d with 13,370 net active wells and the largest refiner in Argentina owning three refineries to cover the supply of fuels of the country through its terminals and plants and its network of service stations. We are the most important Argentina’s Company in terms of investment.

In the last five years, YPF went from exploiting all of its production from conventional fields to 24.2% of its production coming from the exploitation of unconventional resources, being one of the largest shale operators outside the USA with a production of 92.2 Kboe/d, as a result of the expansion of its upstream project portfolio and its strategic presence in Vaca Muerta, the most productive unconventional play in Argentina with direct and indirect participation through its partners.

YPF has been incorporating new natural gas and oil projects with a focus on tight gas, shale gas and shale oil, practically halving initial extraction costs in the Loma Campana area, using more efficient drilling and fracturing methods, with increasingly larger horizontal wells with increasing number of stages, modifying exploitation strategies as the analysis progresses, resulting in more profitable wells.

Favorably positioned as a vertically integrated player along the entire oil and gas value chain

We participate in all business segments of the oil and gas value chain, including production, refining, marketing and distribution, obtaining margins at all levels, which gives us unique flexibility in managing our portfolio in relation to our target markets. Our oil production is aimed almost entirely at our refineries. YPF has a market share of 33.9% in the local natural gas supply, including LNG, according to MINEM data. In a market that still requires natural gas imports, mainly in the winter period, YPF supplies 29.9% of Argentina’s demand. The range of clients supplied is wide, and is made up of the Residential, CNG, Power Generation and Industries segments, as well as the supply of our own refineries and chemical complexes, and, to varying degrees, the gas needs of our portfolio companies such as Compañía Mega S.A. (separating and fractionating NGLs), Profertil S.A. (producer and marketer of fertilizers) and Refinor (refinery located in the northwest of the country). Additionally, we operate the “Tango FLNG” barge, a floating gas liquefaction facility, which began operating in September 2019 in Bahía Blanca. In the Electric Generation segment, the company through YPF Energía Eléctrica S.A., (“YPF LUZ”), a company in which we have joint control with GE EFS Power Investments B.V. (“GE”) a subsidiary of EFS Global Energy B.V., has carried out new projects that complement its energy offer in alliance with leading companies in the sector, with 1.8 GW of installed generation capacity (net).

YPF also participates in the distribution of natural gas through its participation in Metrogas (Argentina’s main gas distributor) where the natural gas market is highly developed.

Fuels sold in our retail service stations are generally produced in our refineries and are supplemented by fuels which we import, whenever justified by market opportunities. We believe that this effort to meet current demand contributes to strengthening our customer base and enhances our profitability through an integrated value chain having a market share of diesel and gasoline of 56.7% and 55.8%, respectively, as of December 2019.

Substantial portfolio of oil and gas concessions

As of December 31, 2019, we held working interests in 103 production concessions and 24 exploration permits in Argentina, with 100% of working interest in 69 of these. Our production concessions in the Neuquina basin, accounted for approximately 54% and 74% of our reserves of oil and gas in 2019, respectively. In the majority of those concessions, YPF extended the initial expiration term (see “Information on the Company— Argentine Exploration Permits and Exploitation Concessions.”) The process of obtaining the extension of concessions continues according to the designed strategy of assets valuation, which determines the timing and extent of each case. For example, we have a portfolio of mature fields, including reservoirs under secondary recovery processes and gas reservoirs with low permeability with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors or to enhance the permeability through reservoirs stimulation mechanisms. In addition, we made several strategic acquisitions to improve our portfolio. See “Optimize the value of our asset portfolio”. Likewise, the strategy for increasing the value of our assets has also driven our request for new unconventional hydrocarbons concessions or the reconversion of existing areas and permits in said concessions of the new type (for 35 years according to Law No. 27,007 of modification of the Hydrocarbons Law).

Approximately 61% of our total proved reserves of 1,073 mmboe as of December 31, 2019 were classified as developed.

Extensive refining and logistics assets

We have significant refining assets with processing capacity of almost 319.5 mbbl/d as of December 31, 2019, which we believe represents more than 50% of the country’s refining capacity, according to our latest internal estimates, and have been operating at high utilization rates. Our refining system is complex and gives us flexibility to shift some of our production resources toward higher value-added products. Additionally, we have a working interest of 50% in Refinor (a 26.1-thousand-barrel refinery located in the province of Salta).

Our refining assets are also benefited from large scale and convenient location (La Plata refinery is the largest in Argentina, with a capacity of 189,000 bbl/d), and they rank highly in terms of availability and maintenance.

We operated our industrial refining complexes at 86.9% of their capacity during 2019.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km. We also own 17 plants for the storage and distribution of refined products and seven LPG plants with an approximate aggregate capacity of 1,620,000 cm. Three of our storage and distribution plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution plants have maritime or river connections. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

All products marketed by the Downstream segment are delivered by an exclusive fleet of tanker trucks of approximately 2,400 units, of which 23 are owned.

Our refineries are connected to a pipeline network that we own or in which we have a significant working interest. Oil is pumped from Puerto Hernández to our Luján de Cuyo refinery by a 528 km pipeline and from Puerto Rosales to our La Plata refinery by another 585 km pipeline. We also have a working interest of 37% in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales). YPF has 4,500 km of pipelines that transport oil and refined products.

In the Petrochemical sector, YPF produces 1.5 mmtons/year and is one of the main producers in Argentina. Its process is highly integrated with natural gas and refining. These products are made in our facilities in Ensenada and Plaza Huincul. The high content of NGL-rich gas from shale gas in the areas present and in those in which we are in a pilot phase, together with a regional market with a deficit in petrochemical products, convert it in the strategic vector of growth for the Company. Additionally, YPF owns other plants associated with the agro-industrial chain, such as the Urea and Ammonia production complexes (through a working interest of 50% in Profertil, a company that has a petrochemical complex in Bahía Blanca).

Strong marketing brand

Our brand, “YPF”, is widely recognized in the Argentine consumer market. Our more than 1,600 YPF-branded retail service stations are located throughout Argentina’s urban, suburban and rural areas with the largest country market coverage, with a market share in diesel and gasoline of 56.7% and 55.8% of the Argentine market. One of the most significant achievements of brand positioning in 2016 was the introduction and consolidation of “Infinia”, the YPF brand of Premium fuels, that has managed to obtain, during 2018, approximately 61% market share in premium gasolines. At the same time, in the diesel line, Infinia Diesel was introduced, which reached approximately 59.7% market share in Premium gas oil, in 2018.

YPF sells its main products through 7 commercial divisions: Retail, Stores, Agro, Industries, Aviation, Lubricants and Specialties and LPG.

In the Retail division we are leaders in the sale of fuels through the more than 1,620 retail service stations distributed throughout the country, of which 167 are operated by our investee company OPESSA controlled 100% by YPF.

The franchise and business model of the 618 YPF Full stores present in YPF service stations are managed in the Stores channel. The stores represent a fundamental pillar in the operation of the YPF points of sale, reinforcing key attributes for the customer, such as proximity and excellence in service.

Through the Agro division, YPF provides agricultural producers with a wide variety of products (fuels, fertilizers, agrochemicals, silo bags, among others) and services through a distribution network of more than 100 YPF Direct.

The Industry division concentrates the supply of fuels and services to the entire public and private transport network in the country and to the various industrial sectors (mining, oil industry, other industries).

In the Aviation division, we have an unbeatable position to capture value by supplying new modalities of “low cost” air transport, recently installed in the country with the potential for future growth in demand expected. We operate 50 air plants (41 of them are wholly owned by YPF) with a capacity of 22,500 cm; 123 dispensers.

In the Lubricants and Specialties division, YPF has a leading position in the market through the supply lubricants, with the support and recommendation of various automotive companies that recommend our products. Additionally, we export products to its subsidiaries in Brazil and Chile and to outsourced distributors located in Uruguay, Paraguay and Bolivia.

Lastly, the LPG division is responsible for the sale to the domestic and export market of propane and butane produced in our upstream and refining production facilities. In the local market, sales are made to distribution and packaging companies, such as our related company YPF Gas.

Commitment to the safety of our staff and facilities

YPF cares about the well-being of its employees and the staff that works at its operations on a daily basis. It has established the application of ten golden rules that are mandatory for our workers, so that they are executed safely in the performance of their activities, striving to improve the quality and safety of our workers.

YPF is committed to sustainability and climate change, contributing with its efforts to the United Nations Sustainable Development Goals, incorporating continuous improvement into its internal management model and reporting annually on its progress and challenges.

Experienced management team strengthened with executives with broad experience in the industry at international levels

We are led by a professional team whose high capacity and leadership are recognized by the local and international O&G industry,

We want to reinforce the concept of an integrated energy company and following this concept our plans for the future are not exclusively based on the current business lines, but we are also attentive to the transformational changes in the industry that are to come, associated with new paradigms of mobility and its urban modalities.

We aspire to put ourselves at the forefront of these changes with innovation and technology based on maximizing current business opportunities, driving short-term levers to sustain transformation and finance new growth engines, to capture new business opportunities in that new phase of the industry, transforming and energizing the organization and culture and for this we have created the Executive Vice President of Operations and Transformation in 2017.

In order to align the capabilities of the organization with the defined strategy, in recent years, the Company has renewed part of its management team, promoting its best professionals that stand out for their performance, leadership and international experience. Likewise, it has incorporated from other activities experienced executives with an international background, benchmarks in their field of activity that enrich YPF’s vision as an integrated energy company with its diversity and talent.

The Company has strengthened its internal Corporate Governance bodies, creating an internal Executive Management Committee and an Investment Committee made up of the top managers of YPF, corporatizing its key decisions and ensuring the effectiveness of the long-term action plan.

Business Strategy

We are the most important Argentina’s company, leader of the energy market and strongly committed to the energetic development of the country. We aim to lead the transformation of the industry in a context of international change.

Our definition of strategy is aligned with YPF’s goal of being a company that generates sustainable, profitable and accessible energy for our clients, with the conviction of value potential, deepening the focus on the client throughout the energy chain.

We invest to increase and diversify the size of our portfolio in a balanced and integrated manner, focusing on exploiting, in a profitable and efficient way, the greatest number of opportunities available at any given time under an environment of competitive deregulated prices.

Our strategy is based on the following pillars:

1)	Being an integrated energy company, increasing the insertion of renewable energies efficiently.

2)	Profitable growth with focus on value creation.

3)	Extract maximum value from conventional fields.

4)	Develop and achieve efficient costs in Shale operations.

5)	Partner with leading global companies.

6)	Maintain disciplined financial management of the corporate portfolio.

7)	Specify a transformation program that aims to search for efficiency and growth initiatives to create more value and ensure the future modernization of the company holding an energy company vision.

8)	Commit to sustainability through the Company’s CO2 reduction objective in the coming years.

Despite the foregoing, the current outbreak of COVID-19 and the unstable price of oil, among others, will be key to determining the duration and depth of the economic crisis in the world and in Argentina, and therefore the impact on our strategy, financial situation and results of operations. For more information, see “Risk Factors - Risks related to our business - An outbreak of disease or a similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, our financial condition and the results of our operations. “and” Risk Factors - Risks related to our business - We are exposed to the effects of fluctuations in the prices of oil, gas and refined products “of this form.

Upstream

Grow profitably in the production of hydrocarbons in Argentina:

The Company is actively managing the decline of conventional production from mature fields to achieve profitable growth through the development of unconventional assets. Regarding conventional assets, the Company seeks to maximize the production of hydrocarbons of its mature fields extending the limits and useful life, improving recovery factors and continuously reducing operating costs. In addition, we are working on expanding the current limits of the reservoirs through the application of techniques such as infill drilling, (search for remaining oil in the reservoir through new drilling between existing wells), and injection of water, gels and polymers for improved and tertiary recovery. Many of these techniques have been successfully used in other comparable mature basins, which, combined with other reservoir modeling, have contributed to significant improvements in recovery factors.

Increase the resource base by expanding the number of projects and improving their quality:

Through the derisking of unconventional fields, active portfolio management and exploratory activity, YPF seeks to increase its resource base while working on the optimization of existing projects. As of the date of the prospectuses, YPF seeks to maintain its leadership position in acreage in Vaca Muerta, while continuing to evaluate the remaining unconventional potential.

Reduce development cost to make more projects feasible:

YPF advanced in the implementation of pilots that allowed derisking unconventional areas, using the latest technology available in the field of drilling and stimulation of horizontal wells, with an increasing lateral extension. In the case of Loma Campana, our main Shale asset, we observed a 100% increase in the EUR in the 2016 to 2019 campaigns. At the same time, the cost of the well per fracture stage decreased by 49% in the 2016-2019 period. Consequently, during 2019 the development cost averaged approximately 9.4 USD/boe.

Reduce operating costs with the application of technology and process optimization, in order to make all production profitable:

Upstream is carrying out a comprehensive operational improvement and a cost reduction program in our exploration, exploitation and upstream services business units. This comprehensive improvement includes initiatives to improve the productivity of the wells through an optimization of the injection management, improvement of the maintenance of facilities, optimizing the stimulation process, reduction of energy costs and alliances and comprehensive contracts for the supply of critical inputs among others. Additionally, the focus on our Supply Chain area will allow us to adequately manage and rationalize the portfolio of suppliers and supplies necessary to meet our cost reduction objectives. Regarding costs for shared logistics and simultaneous operations, we achieved a reduction of approximately 100% in the 2016-2018 triennium, remaining in 2019 at 5 USD/boe for the Loma Campana area. Based on these excellent results, we decided, together with our partner Chevron, to launch the so-called Phase 2 of the development stage in Loma Campana, which includes more drilling platforms, more wells and more infrastructure.

Perform a more active portfolio management: growth based on comparative advantages and low exposure in marginal areas

YPF continues to proactively evaluate and look for opportunities to optimize our portfolio of exploration and production assets, through agreements with strategic partners. It should be noted that YPF actively began to develop transactions from the beginning of 2013 with the agreement with Chevron for the exploitation of the unconventional area of Loma Campana. Since then, it has made various agreements for the main blocks in the Vaca Muerta area and has partners such as Chevron, Petronas, Schlumberger, Total, Statoil and Shell, among others, thus achieving a leadership position in Vaca Muerta.

During 2018, YPF announced the massive development of La Amarga Chica with Petronas. YPF is focusing on oil assets, with a focus on Loma Campana, La Amarga Chica and Bandurria Sur.

Regarding the decrease in exposure in marginal areas, the following sales are listed during 2019:

1.	Bajo del Piche, Barranca de los Loros, El Medanito and El Santiagueño: transfer a 100% of its working interest of the exploitation concessions located in Neuquén and Rio Negro.

2.	Al Sur del la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua: transfer a 100% of its working interest of the exploitation concessions located in Neuquén.

3.	Sale of the Rio Mayo and the Sarmiento areas: transfer a 100% of its working interest of the concessions located in Chubut.

Downstream

The main strategic pillars of the Downstream Segment are:

Maintain leadership in the local market efficiently and profitably, focusing on customer experience, brand value and growth plan in the commercial network

Readjust the Downstream business to the future growth of Vaca Muerta through adjustments in the infrastructure for the evacuation of the largest shale oil and export of crude oil and adaptation of the production systems of the refineries. This last point is based on adapting production processes to the new characterization of shale crude, optimizing production processes by eliminating “bottlenecks” and thereby increasing the use of refining capacity.

To grow in the petrochemical business through projects that allow to monetize the greater production of natural gas from Vaca Muerta and maintain leadership in the local market. The petrochemical industry faces a new challenge focused on the monetization of the high content of NGL-rich gas associated with the production of shale gas, which, together with a regional market deficit in petrochemical products, make it one of the strategic vectors of growth for the Company.

Anticipate a future with less presence of fossil fuels, evaluating new mobility models and the integration of biofuels and their derivatives.

Reposition YPF’s presence in the region in regional markets with deficits in gasoline and medium distillates, through the available logistics infrastructure and strategic alliances.

Meet the highest demands for sulfur content and fuel quality by executing an ambitious investment program. In this sense, a work and investment plan has been developed to improve the quality of fuels and meet the new specifications according to current regulations (changes in sulfur content in 2019 and 2022) consisting of:

●	La Plata: new coke naphtha hydrotreatment unit, modernization of the FCC magnaforming unit and naphtha hydrotreatment unit and adjustments to blending procedures; and

●	Luján de Cuyo: new gas oil desulfurization unit, the renewal of the FCC naphtha hydrotreatment and adjustments in the blending procedures.

These new units are expected to be operating at the end of 2023.

Improve the efficiency, reliability and security of our industrial and logistics facilities and maintain high quality standards in our processes through initiatives in integrity, processes, optimization and control and energy management. In addition, we continue to implement specific cost reduction programs in all of our industrial and logistics complexes, which include reducing internal energy consumption, the cost of its supply, optimizing supply and plant shutdowns for maintenance, among other initiatives, hoping to optimize operating costs in future periods.

Gas and Power

Argentina is a highly developed market that presents a vast network of main pipelines and distribution networks, which makes it an extremely attractive market due to its volume and current infrastructure.

As a result of a combination of changes in the macroeconomic situation and decisions of the National Administration (encouraging the summer oversupply of gas through incentive programs), the conformation of prices gave downward signs throughout 2018, deepening this trend in 2019 and continuing in 2020. The most affected sectors were residential (inability to pass the stipulated prices due to the deterioration of the exchange rate) and generation (with the implementation of an auction scheme).

The main strategic pillars of the Gas and Energy Business are:

Monetize the largest production of natural gas, investing in analysis and in the definition of projects for this purpose

The country presents a marked seasonality between summer and winter, so YPF is developing businesses to increase summer demand through, among others, the export of volumes of natural gas to neighboring countries, and the increased use of natural gas for industry in general, petrochemicals in particular and in electricity generation.

Complementary to the aforementioned projects, throughout 2019 - with YPF as a pioneer - the seasonal export of LNG began, and a new underground storage project became operational.

Lead the development of an efficient Midstream network

YPF plans the development of an efficient midstream network to successfully evacuate and process the incremental production of new unconventional projects, having identified a number of projects including construction, expansion, or resolution of evacuation system bottlenecks and natural gas processing that would make it possible to make more million cubic meters per day viable, through investments through its affiliates and/or with third parties under the PPA (Power Purchase Agreement) modality.

Establish our position as one of the main electric power generators in the country

Through YPF LUZ and through the completion and commissioning of the wind farms tendered under the renewal program and the Term Market for Renewable Energies (“MATER”), the La Plata cogeneration, the completion of the works of closure of the Bracho cycle - in the Tucumán generation complex - and the Manantiales Behr motors for YPF self-consumption.

Our main administrative offices are located at Macacha Güemes 515, (C1106BKK), Autonomous City of Buenos Aires, Argentina; Our general telephone number is (5411) 5441-2000; Our fax number is (5411) 5441-0232 and our email address is investorsypf@ypf.com. Our website is www.ypf.com. The information contained in said website is not included as a reference in the prospectuses and will not be considered part of it.

KEY INFORMATION

Summary of selected financial data

The following tables present our selected financial data. This information should be read with our Audited Consolidated Financial Statements and their accompanying notes as it is defined en the paragraph below, and with the information of the section “Operating and Financial Review and Prospects” included in the prospectuses.

Selected consolidated financial information contained in the prospectuses as of and for the years ended December 31, 2019, 2018 and 2017 from our Audited Consolidated Financial Statements included, which were approved by the Board of Directors and authorized for issuance on March 5, 2020 and includes subsequent events until that date.

Our Audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Audited Consolidated Financial Statements fully comply with IFRS.

Certain monetary amounts and other figures included in the prospectuses have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

	As of and for the year ended December 31,
	2019	2018	2017
	(in millions of pesos)
Consolidated Statement of Comprehensive Income Data (1):
Revenues (2)	678,595	435,820	252,813
Costs	(575,608)	(359,570)	(211,812)
Gross profit	102,987	76,250	41,001
Selling expenses	(49,898)	(27,927)	(17,954)
Administrative expenses	(24,701)	(13,922)	(8,736)
Exploration expenses	(6,841)	(5,466)	(2,456)
(Impairment) / Recovery of property, plant and equipment	(41,429)	2,900	5,032
Other net operating results	(1,130)	11,945	(814)
Operating (loss) / profit	(21,012)	43,780	16,073
Income from equity interests in associates and joint ventures	7,968	4,839	1,428
Net financial results	6,034	41,525	(8,798)
Net (loss) / profit before income tax	(7,010)	90,144	8,703
Income tax	(26,369)	(51,538)	3,969
Net (loss) / profit for the year	(33,379)	38,606	12,672
Total other comprehensive income for the year	221,367	172,600	21,917
Total comprehensive income / (loss) for the year	187,988	211,206	34,589

Other indicators
ADJUSTED EBITDA (7)	183,026	133,529	66,791
ADJUSTED EBITDA margin (8)	27%	31%	26%

Consolidated Statements Data (1):
Cash and cash equivalents	66,100	46,028	28,738
Working capital (3)	(5.451)	29,446	19,564
Total assets	1,573,289	994,016	505,718
Total loans (4)	(526,760)	(335,078)	(191,063)
Total Liabilities	(1,025,190)	(631,659)	(353,185)
Total Shareholders´ contributions (5)	10,572	10,518	10,402
Total Reserves (6)	49,262	13,247	2,107
Total Retained earnings	(34,071)	38,315	12,340
Total Other comprehensive income	516,786	297,120	127,446
Total Shareholders´ equity	548,099	362,357	152,533

Other Consolidated Statement Data
Depreciation of property, plant and equipment and amortization of intangible assets	148,268	89,318	54,350
Cash utilized in acquisition of property, plant and equipment and intangible assets	161,455	88,293	59,618

Indicators		1.16	1.19
Current Liquidity (9)	0.98
Solvency (10)	0.53	0.57	0.43
Capital Immobilization (11)	0.80	0.79	0.76
Profitability (12)	(0.06)	0.10	0.08
Financial debt/ Adjusted EBITDA (13)	2.88	2.51	2.86
Net Financial Debt / Adjusted EBITDA (14)	2.52	2.16	2.43
Adjusted EBITDA / Net Interests (15)	4.52	5.20	3.98

	As of and for the year ended December 31
	2019	2018	2017
	(in millions of pesos)
Financial Position (1):
Total Noncurrent assets	1,263,868	785,601	383,420
Total Current assets	309,421	208,415	122,298
Total Assets	1,573,289	994,016	505,718
Total Shareholders´ equity	548,099	362,357	152,533
Total Noncurrent liabilities	710,318	452,690	250,451
Total Current liabilities	314,872	178,969	102,734
Total Liabilities	1,025,190	631,659	353,185
Total Liabilities and Shareholders´ equity	1,573,289	994,016	505,718

Consolidated Statements of Cash Flow
Net cash flows from operating activities	217,137	125,058	71,974
Net cash flows used in investing activities	(163,879)	(82,251)	(55,242)
Net cash flows used in financing activities	(56,082)	(43,656)	(355)
Translation differences provided by cash and cash equivalents	22,896	18,139	1,665
Reclassification to assets held for disposal	-	-	(61)
Net increase in cash and cash equivalents	20,072	17,290	17,981
Cash and cash equivalents at the beginning of the fiscal year	46,028	28,738	10,757
Cash and cash equivalents at the end of the fiscal year	66,100	46,028	28,738

Consolidated Statements of changes in Shareholders´ equity:
Shareholders´ contributions	10,572	10,518	10,402
Reserves, other comprehensive income and retained earnings	531,977	348,682	141,893
Total Shareholders of the parent company	542,549	359,200	152,295
Non-Controlling interest	5,550	3,157	238
Total Shareholders´ equity	548,099	362,357	152,533

(1)	Audited Consolidated Financial Statements reflect the effect of the application of the functional and reporting currency. For more information, see Note 2.b.1 to the Audited Consolidated Financial Statements as of December 31, 2019.

(2)	Revenues are net of payments on account of turnover taxes. Customs duties on hydrocarbon exports are disclosed in taxes, charges and contributions, as indicated in Note 25 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. For more information, see Note 2.b.15 to the Audited Consolidated Financial Statements.

(3)	Working capital consists of total current assets net of total current liabilities as of December 31, 2019, 2018 and 2017.

(4)	Total loans include non-current loans of Ps. 419,651 million, Ps. 270,252 million and Ps 151,727 million, as of December 31, 2019, 2018 and 2017, respectively, and current loans of Ps. 107,109 million, Ps 64,826 million and Ps. 39,336 million as of December 31, 2019, 2018 and 2017, respectively. See Note 20 to the Audited Consolidated Financial Statements.

(5)	Our subscribed share capital as of December 31, 2019 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps. 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of December 31, 2019, total Shareholders´ Contribution was made up of: Ps. 3,924 million of Subscribed Capital, Ps. 6,085 million of Adjustments to Contributions, Ps. 9 million of Treasury Shares, Ps. 16 million of Adjustment Cost of Treasury Shares, Ps. 117 million of Share-based Benefit Plans, Ps. 177 million of Acquisition Cost of Treasury Shares, Ps. (396) million of Share Trading Premium and Ps. 640 million of Issuance Premiums. As of December 31, 2018, total Shareholders´ Contribution was made up of: Ps. 3,923 millions of Subscribed Capital, Ps. 6,084 million of Adjustments to Contributions, Ps. 10 million of Treasury Shares, Ps. 17 million of Adjustment Cost of Treasury

Shares, Ps. 115 million of Share-based Benefit Plans, Ps. 11 million Acquisition Cost of Treasury Shares, Ps. (282) million of Share Trading Premium and Ps. 640 million of Issuance Premiums. As of December 31, 2017, total Shareholders´ Contribution was made up of: Ps. 3,924 million of Subscribed Capital, Ps. 6,085 million of Adjustment to Contributions, Ps. 9 million of Treasury Shares, Ps. 16 million of Adjustment to Treasury Shares, Ps. 36 million of Share-based benefit plans, Ps. (91) million of Acquisition Cost of Treasury Shares, Ps. (217) million Share Trading Premium and Ps. 640 million of Issuance Premiums.

(6)	As of December 31, 2019, was allocated the amount of Ps. 2,007 million to Legal Reserve, Ps. 2,500 million to Future Dividends Reserve, Ps. 44,255 million to Investments Reserve and Ps. 500 million to Purchase of Treasury Shares Reserve. As of December 31, 2018, was allocated the amount of Ps. 2,007 million to Legal Reserve, Ps. 11,020 million to Investments Reserve and Ps. 220 million to Purchase of Treasury Shares Reserve. As of December 31, 2017, was allocated the amount of Ps. 2,007 million to Legal Reserve and Ps. 100 million to Purchase of Treasury Shares Reserve.

(7)	Adjusted EBITDA is calculated excluding the result from equity interests in associates and joint Ventures, net financial results, income tax, unproductive exploratory drillings, depreciation of property, plant and equipment and amortization of intangible assets, depreciation of right-of-use assets and impairment of property, plant and equipment. See “–Adjusted EBITDA Reconciliation.”

(8)	Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Revenues.

(9)	Current liquidity is calculated as the ratio between Current Asset and Current Liabilities.

(10)	Solvency is calculated as the ratio between Total Shareholders´ Equity and Total Liabilities.

(11)	Capital Immobilization is calculated as the ratio between Non-Current Assets and Total Assets.

(12)	Profitability is calculated as the ratio between Net (loss) / profit of the year and Total Shareholders´ Equity.

(13)	Financial Debt / Adjusted EBITDA is calculated as the ratio between Total Loans and Adjusted EBITDA.

(14)	Net Financial Debt / Adjusted EBITDA is calculated as the ratio between Total Loans net of cash and cash equivalents, and Adjusted EBITDA.

(15)	Adjusted EBITDA / Net Interests is calculated as the ratio between Adjusted EBITDA and net interest.

For information regarding macroeconomic conditions such as exchange rates and inflation rates that affected the results of our operations, see “Additional Information—Exchange Rates” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” In addition, for an explanation of the results of our operations, see “Operating and Financial Review and Prospects—Principal Income Statement Line Items—Results of Operations.”

Adjusted EBITDA Reconciliation

Adjusted EBITDA is calculated by adding (i) net (loss)/income, (ii) result of equity interest in associates and joint ventures, (iii) net financial results, (iv) income tax, (v) unproductive exploratory drillings, (vi) depreciation of property, plant and equipment and amortization of intangible assets, (vii) depreciation of right-of-use assets and, (viii) Impairment / (recovery) of property, plant and equipment. Our management believes that Adjusted EBITDA is a key data for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. Adjusted EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our Adjusted EBITDA reconciled to our net income.

	For the year ended December 31,
	2019	2018	2017
	(in millions of Pesos)
Net (loss) / profit	(33,379)	38,606	12,672
(Loss) / profit from equity interest in associates and joint ventures	(7,968)	(4,839)	(1,428)
Interest income	(7,665)	(3,033)	(1,598)
Interest loss	48,136	28,717	18,385
Net financial accretion	5,592	(7,627)	3,169
Other financial results	(4,162)	(5,123)	(2,208)
Net exchange differences	(47,935)	(54,459)	(8,950)
Depreciation of property, plant and equipment and amortization of intangibles assets	148,268	89,318	54,350
Depreciation of right-of-use assets (1)	10,509	-	-
Unproductive Exploratory Drillings	3,832	3,331	1,400
Income tax	26,369	51,538	(3,969)
Impairment / (Recovery) of property, plant and equipment	41,429	(2,900)	(5,032)
ADJUSTED EBITDA	183,026	133,529	66,791

(1) See note 2.b) to the Audited Consolidated Financial Statements.

Proved reserves, production and other operating information

The following table presents information on our reserves, production and other operating information for the indicated years, which is based on calculations and internal information of the Company.

	As of and for the year ended December 31,
	2019	2018	2017
Revisions, extensions, discoveries and recovery improvements, purchases and sales of proved reserves at the end of the year
Oil (mmbbl)	114	243	(20)
NGL (mbbl)	18	12	10
Gas (bcm)	272	503	164
Total (mmboe)	181	344	19
Proved reserves at the end of the year
Oil (mmbbl)	613	582	422
NGL (mbbl)	60	56	58
Gas (bcm)	2,241	2,481	2,520
Total (mmboe)	1,073	1,080	929
Proved developed reserves at the end of the year
Oil (mmbbl)	301	339	286
NGL (mbbl)	38	41	47
Gas (bcm)	1,743	1,915	1,850
Total (mmboe)	650	722	663
Average daily production for the year
Oil (mmbbl)	226	227	228
NGL (mbbl)	38	39	50
Gas (bcm)	1,403	1,484	1,556
Total (mmboe)	514	530	555
Refining capacity
Capacity (mbbl/d)	320	320	320
Retail distribution at year end
Service Stations	1,620	1,591	1,563

Capitalization and indebtedness

The following table shows our debt, equity and total capitalization as of December 31, 2019, 2018 and 2017. This table should be read with the information of the section “Summary and Operational and Financial Perspective – Summary of Selected Accounting and Operational Information” and our Audited Consolidated Financial Statements, and notes thereto.

	As of and for the year ended
	2019	2018	2017
	(in millions of Pesos)
Current loans	107,109	64,826	39,336
With Guarantee	-	-	492
Without Guarantee	107,109	64,826	38,844
Non-current loans	419,651	270,252	151,727
With Guarantee	-	-	-
Without Guarantee	419,651	270,252	151,727
Total shareholders´ equity	548,099	362,357	152,533
Total capitalization	1,074,859	697,435	343,596

Purpose of the offer and use of proceeds

We will use the proceeds from the issuance of negotiable obligations under this Program for one or any of the following purposes, in compliance with the requirements established in Article 36 of the Negotiable Obligations Law and its regulations, as specified in the applicable Pricing Supplement:

•	Investments in fixed assets located in the country;

•	Acquisition of goodwill located in the country;

•	Integration of working capital in the country;

•	Refinancing of liabilities; and/or

•	Integration of capital contributions in companies controlled or related to us, to the acquisition of social participation and/or financing of the commercial activity of your business, the product of which is applied to the destinations specified above.

Pending application of any proceeds in accordance with the above, we may invest such amounts in government securities, in short-term investments, or as otherwise specified in any applicable Pricing Supplement.

Risk Factors

The risks and uncertainties described below are those known by us as of the date of this report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations.

Risks Related to Argentina

The Argentine Republic owns 51% of the shares of the Company.

The Argentine Republic owns 51% of the shares of the Company (see “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”), and consequently, the federal government is able to determine all matters requiring approval by a majority of shareholders, including the election of a majority of directors. We cannot assure you that the decisions taken by our controlling shareholder or its interests would not differ from your interests as a shareholder, including the pricing policy of all our main products, and thus affect our operational decisions (see “—Risks Relating to Our Business—Our domestic operations are subject to extensive regulation,” and “—Risks Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations”). In addition, according to the Argentine Constitution, presidential elections take place every four years. Accordingly, changes in government or its policies may occur from time to time. We cannot assure you if and when any such changes may occur, nor can we estimate the impact they may have on our business.

Our business is largely dependent upon economic conditions in Argentina.

Most of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. You should make your own assessment about Argentina and prevailing conditions in the country before taking an investment decision in us.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow or as to when the country will emerge from recession, especially in light of recent events such as the COVID pandemic, which will likely have adverse consequences which cannot be estimated at this time (see “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.” If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”), in 2019 the consumer price index (“CPI”) and the wholesale price index (“WPI”) increased by 53.8% and 58.5%, respectively. The three-year cumulative inflation rate has exceeded 100% causing Argentina to be considered a hyperinflationary economy. In January and February of 2020, the CPI increased by 2.3% and 2.0%, respectively, while the WPI increased by 1.5% and 1.1%, respectively.

Additionally, during 2019 certain macroeconomic variables also suffered and continue to face considerable pressure during 2020, which in turn affected the development of the domestic economy. Among other variables, Argentina had increasing interest rates (where the BADLAR averaged 48.9% during 2019), the Argentine peso suffered a 58% devaluation during the December 2018-December 2019 period, preliminary GDP (gross domestic product) growth rate during 2019 decreased by 2.2%, and Argentina’s country risk climbed to 1,743.78 points on December 31, 2019 from 817.27 on December 29, 2018.

Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following:

•	domestic production, international demand and prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the Argentine peso against foreign currencies;

•	competitiveness and efficiency of domestic industries and services;

•	levels of consumer consumption;

•	foreign and domestic investment and financing;

•	adverse external economic shocks;

•	epidemic or pandemic diseases;

•	changes in economic or fiscal policies that may be adopted by the National Government;

•	labor disputes and work stoppages, which may affect various sectors of the Argentine economy;

•	the level of expenditure by the National Government and the difficulty of reducing the fiscal deficit;

•	the level of unemployment, which affects consumption;

•	political instability; and

•	interest and inflation rates.

The Argentine economy is also sensitive to local political developments. On December 10, 2019, a new administration took office and has since been facing singular challenges in macroeconomic matters, such as those relating to the attempt to reduce the inflation rate, reach commercial and fiscal surplus, increase the country’s foreign currency reserves, preserve the value of the Peso, improve the competitiveness of the Argentine industry sector, ensure financial stability, and the outbreak of COVID-19, among others. It is difficult to predict the impact that the measures which the new government adopted or will adopt (including any measures related to the energy sector). This uncertainty could additionally lead to further volatility of Argentine stock market prices including, in particular, companies in the energy sector, like ours, given the degree of state regulation and intervention in this industry. Additionally, we cannot guarantee that the current policies and programs that apply to the oil and gas sector will continue in the future. See “—Risks Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations” and “—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.”

Law No. 27,541, denominated “Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency” was published in the Official Gazette on December 23, 2019. Pursuant to such law the Argentine government declared a public emergency in terms of economic, financial, fiscal, administrative, pensions, tariffs, energy, health and social matters. Additionally, it also provided for the creation of a five year tax denominated “Tax for an Inclusive and Solidary Argentina (PAIS)”, which corresponds to a 30% surplus charge on the purchase of foreign currency (which also applies to the monthly amounts which can be purchased pursuant to Communication “A” 6815 of the BCRA) regardless of the use of such currency, such as savings, the payment of offshore services, or international travel and transportation. Those measures were taken in order to create the conditions to ensure fiscal and public debt sustainability, promote productive recovery and strengthen the social redistributive nature (see “Additional Information—Exchange Regulations” and “Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine Government – Public Emergency”). It is difficult to predict the impact that this law or any future measures which the Argentine government may adopt will have on the Argentine economy as a whole and, particularly in our result of operations and financial condition.

If the measures adopted by the actual administration fail to correct Argentina’s structural inflationary imbalances, the current inflation rate may continue or increase and have an adverse effect on Argentina’s economy and, indirectly, on our business, financial condition and results of operations. Inflation can also lead to an increase in Argentina’s debt and have an adverse effect on Argentina’s ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures. In addition, weaker fiscal results could have a material adverse effect on the Government’s ability to access long term financing, which, in turn, could adversely affect Argentina’s economy and financial condition and, indirectly, our business, financial condition and results of operations.

The current government administration faces the big challenge of achieving a successful renegotiation of Argentina’s external debt with both the IMF and private holders of public debt in order to avoid a potential sovereign default. Argentina’s (and consequently Argentine companies’) access to the international capital markets in the future could be materially affected by the results of these negotiations. For more information, see “— The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

Argentina’s economy is also vulnerable to adverse developments affecting its principal trading partners. A deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of Argentina’s other major trading partners, such as China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and, consequently, may also adversely affect our financial health and results of operations. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial health and results of operations.

On the other hand, a substantial increase in the value of the Peso against the U.S. dollar would adversely affect Argentina’s economic competitiveness. A significant real appreciation of the Peso would adversely affect exports and increase the trade deficit, which could have a negative effect on GDP growth and employment, as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Additionally, as a consequence of the emergency measures which the Argentine government adopted during or after the 2001-2002 Argentine economic crisis, foreign shareholders of companies with operations in Argentina began arbitration proceedings against the Argentine government before the International Centre for Settlement of Investment Disputes (“ICSID”) pursuant to the arbitration regulations of the United Nations Commission on International Trade Law (“UNCITRAL”). Outstanding claims against the Argentine government before ICSID under UNCITRAL regulations may entail new awards against the Argentine government, which in turn could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth. We cannot assure you that in the future the Argentine government will not breach its obligations. If the Argentine government were to default on its debt payment obligations, this would probably result in an impairment of economic activity, an increase in interest rates, additional pressure on the foreign exchange market and an increase in inflation rates, which in turn could adversely affect our operations and financial position. Likewise, if Argentina’s access to international private financing or financing from multilateral organizations was restricted, or the inflows of foreign direct investments was limited, it is possible that Argentina will be unable to comply with its obligations and financing from multilateral financial entities may be limited or become unavailable. Additionally, a limitation on Argentina’s ability to obtain financing in international markets may have, in the future, an adverse effect on our ability to access international credit markets at standard market rates in order to finance our operations.

The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF.

During 2018, the IMF approved a three-year stand-by agreement for Argentina for an amount exceeding of U.S.$ 50 billion. Between 2018 and 2019, the IMF disbursed approximately U.S.$ 44.1 billion. As of the date of the prospectuses, the Argentine Government has initiated negotiations with the IMF in order to renegotiate the maturities of the agreement, originally planned for the years 2021, 2022 and 2023. We cannot assure what the result of such negotiations will be, nor the impact that they may have on the Argentine economy, on us or on our financial condition and results of operations.

During the second half of 2019, the international market began to show signs of doubts as to whether Argentina’s debt would continue to be sustainable. For this reason, country risk indicators reached high levels, which in turn caused a significant decrease in the price of Argentine sovereign bonds. As a consequence, on August 29, 2019, by means of Decree No. 596/2019, the Argentine government announced its intention to conduct a reprofiling in respect of certain of its debt, consisting of (i) the extension of the maturity of short-term bonds subject to Argentine law, only applicable to entities, who would be fully repaid in three installments (15% on the original maturity date, 25% on the three-month anniversary of the original maturity date and the remaining 60% on the six-month anniversary of the original maturity date). Individuals who purchased such securities prior to July 31, 2019 were not affected by such extension, and received full payment on the original maturity date; (ii) delivery of a bill to the Argentine Congress to extend the maturities of other Argentine law governed bonds without the application of any haircuts in principal or interest; (iii) the proposal to extend the maturity term in foreign bonds; and (iv) the beginning of discussions with the IMF in order to extend the original maturity of its loans, to avoid the risk of default for 2020 and 2023.

However, on December 20, 2019, the emergency decree (“DNU”) No. 49/2019 was published in the Official Gazette, which extended the maturity dates of short-term bonds denominated in U.S. dollars and subject to Argentine law until August 31, 2020, only valid for entities which acquired such securities prior to July 31, 2019.

Regarding the national public debt, and in accordance with the BCRA Monetary Policy Report for the month of February 2020, the National Government is committed to restoring the sustainability of the public debt and for that reason the so-called “Law of Restoration of the Sustainability of External Public Debt”, dated February 5, 2020, was approved by the Argentine Congress, authorizing the Executive branch to carry out the liability management transactions, debt exchanges and general restructurings of Argentine sovereign debt securities subject to foreign law, in order to modify their interest and principal amortization schedules. This law also authorized the Ministry of Economy to issue new public securities for purposes of such reprofiling. We cannot assure whether the Argentine government will succeed in its negotiations with both the IMF and private holders of public debt, all of which could affect its ability to implement reforms and public policies in order to boost economic growth, nor the impact that the result of this renegotiation will have on Argentina’s ability to access to the international capital markets (and indirectly on our ability to access such markets), on the Argentine economy, or on our economic and financial condition, or our ability to extend our debt or other conditions that could affect our results of operations or businesses.

On February 11, 2020, Decree No. 141/2020 that postponed payment of the amortization of the “Argentine Dual Currency Bonds” through September 30, 2020 was published in the Official Gazette. However, this decree does not affect individuals who, as of December 20, 2019, held such securities in a principal amount of less than U.S.$ 20,000.

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

According to a Morgan Stanley Capital International (“MSCI”) release, Argentina is considered an “emerging market”. Investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors, including the following:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange and capital controls;

•	wage and price controls;

•	regulations to import equipment and other necessities relevant for operations;

•	changes in governmental economic or tax policies; and

•	political and social tensions.

In particular, we continue to actively manage our schedule of work, contracting, procurement and supply-chain activities to effectively manage costs. However, price levels for capital and exploratory costs and operating expenses associated with the production of crude oil and natural gas can be subject to external factors beyond our control including, among other things, the general level of inflation, commodity prices and prices charged by the industry’s material and service providers, which can be affected by the volatility of the industry’s own supply and demand for such materials and services. In the past, we and the oil and gas industry generally experienced an increase in certain costs that exceeded the general trend of inflation.

Any of these factors, as well as volatility in the capital and foreign exchange markets, may adversely affect our financial condition and results of operations or the liquidity, trading markets and value of our securities.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 66 of 180 in the Transparency International’s 2019 Corruption Perceptions Index and 119 of 190 in the World Bank’s Doing Business 2019 report.

As of the date of the prospectuses, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as Los Cuadernos de las Coimas (the “Notebooks Investigation”) which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved in the Notebooks Investigation may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions in their access to financing through the capital markets, all of which will likely decrease their income. Additionally, as the criminal cases against the companies involved in the Notebooks Investigation move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations. Consequently, the number of suppliers available for our operations may be reduced which could in turn have an adverse effect on our commercial activities and results of operations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción), submitting a bill for the issuance of a new public ethic law, among others. The government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot give any assurance that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption, or on the effects that the Notebooks Investigations may have in the Argentine economy.

The Argentine economy has been adversely affected by economic developments in other markets.

Financial and securities markets in Argentina, and also the Argentine economy, are influenced by the effects of a global or regional financial crisis and the market conditions in other markets worldwide. Global economy instability such as uncertainty about global trade policies, geopolitical tensions between the United States and Iran, idiosyncratic and social tensions like the ones that happened in Chile, Ecuador and France during 2019, or the recent impact in the global markets related to the oil price war among main producers, Russia and Saudi Arabia, and a pandemic disease such as the coronavirus, could impact the Argentine economy and jeopardize Argentina’s ability to emerge from its current recession. See “—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.” Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the Argentine economy and, indirectly, our business, financial condition and results of operations, and the market value of our ADSs.

The implementation of new export duties, other taxes and import regulations could adversely affect our results.

In the past, the Argentine government established export taxes on certain hydrocarbon products by Law No. 25,561 of Public Emergency, for a period of five years. That period was extended for five more years by Law No. 26,732. The second extension expired on January 7, 2017 and was not extended. As a result, export duties on hydrocarbon products ceased to apply.

However, on September 4, 2018, Decree No. 793/2018 was published, establishing an export duty of 12% on the export for consumption of all merchandise included in tariff positions of the Common Mercosur Nomenclature through December 31, 2020. This export duty may not exceed 4 pesos per U.S. dollar of the taxable value or the official FOB price, as applicable. For merchandise which does not constitute primary sector products, the duty may not exceed 3 pesos per U.S. dollar of the taxable value or the official FOB price, as applicable. Thereafter, pursuant to Decree No. 37/2019 (published in the Official Gazette on December 14, 2019) the aforementioned cap was eliminated and Law No. 27,541 (published in the Official Gazette on December 23, 2019) established a rate of 8%. As of the date of the prospectuses, the government authorities have not issued regulations on this matter, and the General Directorate of Customs continues to determine export duties in accordance with the rates that were in force prior to the effectiveness of Law No. 27,541. See “—Risks Relating to Argentina” and “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We cannot assure you that taxes and import/export regulations of this nature will not be modified in the future or that other new taxes or import/export regulations will not be imposed.

We may be exposed to fluctuations in foreign exchange rates.

Our results of operations are exposed to currency fluctuations, and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations, see “—Risks relating to Our Business —Limitations on local pricing in Argentina may adversely affect our results of operations.” The value of the peso has fluctuated significantly in the past, when the Argentine peso declined year over year approximately 31%, 52%, 22%, 18% and 101% against the U.S. dollar in 2014, 2015, 2016, 2017 and 2018, respectively. As of December 31, 2019, the value of the Argentine Peso amounted to Ps. 59.90 per U.S.$1.00 which represented a year-over-year depreciation of approximately 58%. As of April 1, 2020, the peso was valued at Ps. 64.53 per U.S.$1.00, an increase of approximately 7.7% compared to December 31, 2019. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” for additional information. The main effects of the devaluation of the Argentine peso on our net profit are related to (i) deferred income tax related mainly to fixed assets, which we expect would have a negative effect; (ii) current income tax; (iii) increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; (iv) exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar and (v) higher revenues because domestic prices in Argentina for our main products are principally based on international prices quoted in U.S. dollars (see “—Risks relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions”). In addition, regarding our financial position the majority of our debt is denominated in currencies other than the peso; consequently, a devaluation of the peso against such currencies will increase the amount of pesos we need to cope with in the terms of loans.

We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations could affect our business.

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

Under our financing arrangements, we are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and finance working capital. As of December 31, 2019, approximately 17% of our total debt is sensitive to changes in interest rates, mainly those prevailing in the domestic market. See “Operating and Financial Review and Prospects—Interest rate exposure.” Consequently, variations in interest rates could result in significant changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our results and financial condition. Furthermore, the Company usually refinances its debt at maturity, as such, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in peso terms in the amount of the interest and principal payments in respect of such debt obligations.

In addition, on July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. As of December 31, 2019, approximately 11% of our total debt accrue interest based on LIBOR rates plus a spread. It is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. If the method for calculation of LIBOR changes, if LIBOR is no longer available or if lenders have increased costs due to changes in LIBOR, we may be adversely affected by potential increases in interest rates on any borrowings. Further, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established. It is not possible to predict the effect that the FCS rules, any changes in the methods to determine LIBOR or any replacement therefor, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past or cease to exist, which could adversely affect our cost of financing.

We could be subject to exchange and capital controls.

In the past, Argentina has imposed, and has recently re-imposed, exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in 2011, additional foreign exchange controls have been imposed that restrict or limit purchases of foreign currency and transfers of foreign currency abroad. Since 2011, oil and gas companies (including YPF), among other entities, were required to repatriate 100% of their foreign currency export receivables.

In December 2015, the new administration eliminated certain exchange controls imposed by the previous administration, such as (i) the requirement that foreign currency be deposited and exchanged in Argentina in respect of finance transactions outside Argentina, and (ii) the requirement that 30% of funds in U.S. dollars held in Argentina be frozen pursuant to Decree No. 616/05. Additionally, in May 2017, through BCRA Communication “A” 6244, the BCRA derogated the regulations relating to restrictions on exchange rate transactions, settlement of foreign exchange transactions, and the provisions of Decree No. 616/05, except for those regulations relating to information regimes, surveys or similar informational matters relating to foreign exchange transactions.

Pursuant to Decree 609/2019 dated September 1, 2019, the BCRA issued communication “A” 6770 and amendments by means of which adjustments to the regulations were established.

The impact that the current and any new exchange regulations may have on the Argentine economy or on our operations is uncertain. In addition, we cannot assure you that the exchange regulations will be released or replaced. For more information on exchange restrictions see “Additional Information—Exchange Regulations.”

We cannot assure you that future regulatory changes related to exchange and capital controls will not adversely affect our financial condition or results of operations, our ability to meet obligations denominated in foreign currency or our ability to execute financing and capital expenditure plans.

Our access to international capital markets and the market price of our shares are influenced by the perception of risk in Argentina and other emerging economies.

According to an MSCI release, Argentina is considered an “emerging market” since May 2019. Economic and market conditions in Argentina and in other emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in other emerging market, as well as the increase in interest rates in the United States and other developed countries, may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets. Moreover, regulatory and policy developments in Argentina that occurred in recent years, including the enactment of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders have led to considerable volatility in the market price of our shares and ADSs. Likewise, the increase in country risk resulting from doubts regarding the sustainability of Argentina’s debt, and the fall in the price of Argentine bonds and shares, and the first measures of the elected government, including renegotiation of the public debt with IMF and private bond holders, could affect our ability to access international capital markets. See “—Our business is largely dependent upon economic conditions in Argentina,” “—The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” We cannot assure that the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital, including our ability to refinance our debt at maturity, which would negatively affect our investment plans and consequently our financial condition and results of operations, and also have a negative impact on the trading values of our debt or equity securities. We can give no assurance as to potential adverse impact of the factors discussed above on our financial condition and/or results of operations. See “Information on the Company—History and Development of YPF.”

Risks Relating to our Business

An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.

Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19 (coronavirus), a virus causing potentially deadly respiratory tract infections originated in China, has already and will continue to negatively cause further volatility in commodity markets as well as in the financial markets (see “—Risks Relating to our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products”) and decreased demand for our products regionally as well as globally and otherwise impact our operations and the operations of our customers, suppliers and other stakeholders. The measures which the Argentine Government adopted and may adopt in the future to protect the general population and fight the disease will likely also adversely affect demand for our products and services. So far, these measures include price controls, the prohibition of dismissals without just cause and for reasons of lack or reduction of work and force majeure for a period of 60 days, general restriction on displacement during certain periods in Argentina, general travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sporting events, restrictions to the operation of museums and tourist attractions and extension of holidays, among many others, all of which will likely adversely affect demand for diesel and gasoline. Furthermore, the general suspension of activities in the economy could also affect the financial conditions of certain of our clients, thus negatively affecting their capacity to pay their account balances with us and consequently affecting our financial condition. Additionally, due to the Argentine Government’s orders to virtually close Argentine borders and the steep decline in demand for flights, demand for jet fuel has also been (and will likely continue to be) subject to a significant decrease. This reduction in demand for our products could lead us to reduce the processing levels of crude oil in our refineries, thus affecting our operating margins. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the Argentine economy, the financial markets, and consequently in our financial condition, our results of operations, production, sales, margins and cash flow from operations, our access to debt markets, covenants compliance, asset impairments, among others. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—COVID-19 outbreak.”

We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.

Most of our revenue in Argentina is derived from sales of refined products (mainly gasoline and diesel) and, to a lesser extent, natural gas. International prices for oil and oil products are volatile and, since the intention of liberalization of the domestic market at the end of 2017, the prices of our oil products, are strongly influenced by conditions and expectations of world supply and demand and geopolitical tensions, among other factors. Despite our expectation of substantially maintaining a constant relation between our internal prices and those of international markets, due to other factors that are also considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations that affect the ability of the market to face abrupt changes in the prices of our products) the intended liberalization could not be fully realized during 2018 and 2019. Accordingly, we cannot guarantee that the intended liberalization of oil and fuel prices in the domestic market may finally operate in the future due to various factors such as, domestic demand, macroeconomic and political conditions prevailing in Argentina or potential new regulatory or legal limitations. Volatility and uncertainty in international prices for crude oil and oil products will most likely continue.

The international price of crude oil has fluctuated significantly in the past and may continue to do so in the future. After a long decrease in crude oil prices that began in 2014, at the end of 2016 a group known as OPEC+ was formed, which brought the member countries of that organization together with other producers, including Russia, in order to coordinate production cuts that would allow prices to be recovered. The strategy worked and was extended until March 5, 2020, when a proposal for new cuts, based on the increase in Arab production, to meet the challenges posed by COVID-19 (coronavirus) was rejected by Moscow, see “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.” As a result of these actions, the international price of a barrel of Brent fluctuated from 51.3 U.S.$/bbl on March 5, 2020, to 35.3 U.S.$/bbl on March 9, 2020. Due to such fluctuations, the different players in the oil industry are currently proposing that local crude oil prices stay above a certain level, regardless of international prices, with the objective of protecting the local Upstream industry, see “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

If international crude oil prices remain at current levels or continue to drop for an extended period of time (or if prices for certain products do not match cost increases) and such scenario is reflected in the domestic price of oil, which is beyond our control, this could negatively affect the economic viability of our drilling projects and also comply with our concessions and exploration permits investment commitments (see “Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed”). These reductions could lead to changes to our development plans, investment reduction, lack of approval of investment projects by our partners in the JVs, which could lead to the loss of proved developed reserves and proved undeveloped reserves and could also adversely affect our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out certain of our other capital expenditure plans. In turn, these changes in conditions could have an adverse effect on our financial condition and results of operations. In addition, if these current international prices are reflected in the domestic prices of our refined products, our ability to generate cash and our results of operations could be adversely affected.

With respect to our pricing policy of fuels see “—Limitations on local pricing in Argentina may adversely affect our results of operations.”

In terms of investments, we budget capital expenditures related to exploration, development, refining and distribution activities by considering, among other things, current and expected local and international market prices for our hydrocarbon products.

Furthermore, we may be required to further write down the carrying value of our properties if estimated oil and gas prices decline or if we have substantial downward adjustments to our estimated reserves, increases in our operating costs, increases in the discount rate, among others. See additionally “Operating and Financial Review and Prospects—Critical Accounting Policies” for information regarding our sensitivity analysis related to impairment. In addition, if a reduction in our capital expenditures materializes, including the capital expenditures of our domestic competitors, it would likely have a negative impact on the number of active drilling rigs, workovers and pulling equipment in Argentina, alongside related services, thus affecting the number of active workers in the industry. We are unable to predict whether, and to what extent, the potential consequences of such measures could affect our business, have an impact on our production and consequently affect our financial condition and results of operations.

Our domestic operations are subject to extensive regulation.

The Argentine oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. (see “Limitations on local pricing in Argentina may adversely affect our results of operations” and “We are exposed to the effects of fluctuations in the prices of oil, gas and refined products”). Although we expect to substantially maintain a constant relation between our internal prices and those of international markets, we may face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

●

limitations on our ability to increase local prices or to reflect the effects of higher domestic taxes, increases in production costs or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations on our domestic prices. See “—Limitations on local pricing in Argentina may adversely affect our results of operations;”

●

government actions may also affect the prices of crude oil, natural gas, oil products and chemicals, such as, for example, if a government were to ban diesel automobiles from entering a city or provide tax deductions for the purchase of renewable automobiles;

●	new export duties, similar taxes or regulations on imports;

●	limitations on hydrocarbon import or export volumes, driven mainly by the requirement to satisfy domestic demand;

●

in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts, or at prices lower than those related to import parity or those we may obtain if regulated margins were not being imposed or suggested. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas;”

●

in connection with the former and current incentive programs established by the Argentine government for the oil and gas industry, such as the “Natural Gas Additional Injection Stimulus Program” and the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (“Gas Plan”) (see “A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”) and cash collection of balances with the Argentine government, which are additionally subject to the risk of potential changes in current regulations that could affect our projections or profitability. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas;”

●

legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for unconventional oil and gas hydrocarbons, which could increase our cost of doing business or cause delays and adversely affect our operations;

●

restrictions on imports of products, including those related to the authorization of transfer of funds for foreign payments, which could affect our ability to meet our delivery commitments or growth plans, as the case may be;

●	the implementation or imposition of stricter quality requirements for petroleum products in Argentina; and

●	restrictions for dismissal for a period of time or compensation greater than that established by the employment contract law, which could increase our cost of doing business.

In past years, the Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs (mainly in winter), exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are and could be interrupted for priority to be given to residential consumers. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” and “—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.”

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government.”

Limitations on local pricing in Argentina may adversely affect our results of operations.

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel, natural gas and other fuel prices may differ substantially from prevailing international and regional market prices for such products, and our ability to increase prices in connection with international price increases or domestic cost increases, including those resulting from the peso devaluation, may limited from time to time. During 2017 we entered into a convergence process towards international prices that finally occurred in October 2017, when prices were liberalized, see “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

Our pricing policy for fuels contemplates several factors such as international crude oil prices and, refining spreads, processing and distribution costs, biofuel prices, exchange rates, local demand and supply, competition, inventories, withholding tax on exports, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially maintaining a constant relation between our internal prices and those of international markets, we cannot assure you that other factors that are also considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations that affect the ability of the market to face abrupt changes in the prices of our products), will not have an adverse impact on our ability to do so in the short term. See “—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

On the other hand, Argentina has faced and continues to face high inflationary pressures, which the Argentine Government continues to approach through different measures. The Government has the objective of reducing inflation. Consequently, and taking into account the impact of the increase in the price of fuels in the aforementioned inflation, we cannot guarantee that we will be able to increase our fuel prices to compensate for the general increases in costs or import prices. See “—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

Regarding natural gas markets, revenues we obtain as a result of selling natural gas in Argentina are subject to government regulations and could be negatively affected, particularly considering the evolution of gas prices for residential consumers, which in turn are still subject to subsidies, and the evolution of sale price to electric generation plants, see “Information on the Company—Gas and Power—Delivery Commitments.” In addition, since 2018 our revenues have been affected by the oversupply in the natural gas market during the off-peak period (during the summer season) and also by bidding processes promoted by CAMESSA, which generated a strong competition in the power generation plants demand which consequently affected prices on the rest of the demand segments, generating a lower quantity of firm commitments and/or contracts for shorter terms at lower prices.

The prices and volumes that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining and, as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. For additional information on domestic pricing for our products, see “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.

In the normal course of business and considering that we are the primary oil and gas company in Argentina, our portfolio of clients and suppliers includes both private sector and governmental entities. All material transactions and balances with related parties as of December 31, 2019 are set forth in Note 35 to the Audited Consolidated Financial Statements, including, among others, accounts receivables with SGE (related to the Natural Gas Stimulus Programs), Ministry of

Transport (related to compensation for providing gas oil to public transport at a differential price) and Aerolíneas Argentinas (related to the provision of jet fuel).

As of December 31, 2019, the accounts receivable balance corresponding to the Natural Gas Additional Injection Stimulus Program reflects 18 installments of accrued and not yet due payments, in accordance with Resolution No. 97/2018, representing Ps. 26.2 billion. As of the date of the prospectuses, we have received 3 more installments of Ps. 4.7 billion under such Resolution. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government— MINEM Resolution No. 97/2018.”

As of December 31, 2019, the accounts receivable corresponding to the Stimulus Program for Investments in Developments of Natural Gas Production from Unconventional Reservoirs for accrued and unpaid periods amounted to Ps. 3.4 billion.

Additionally, because of the variation in the exchange rate in 2018, natural gas producers and distributors began a process of renegotiation of the specific agreements signed pursuant to the Terms and Conditions for the Provision of Natural Gas to Gas Distributors through Networks (the “Terms and Conditions”) (see “Information on the Company—Gas and Power—Delivery commitments—Natural gas supply contracts)”, where prices were denominated in dollars. The renegotiation process included two main aspects: i) payments of the debts arising from the differences between the exchange rate paid by the distributors and the exchange rate which had been originally agreed (for the period between April and September 2018), and ii) the applicable price for gas during the period between October and December 2018. On November 16, 2018, through Decree No. 1053/18 the Argentine Government assumed on an exceptional basis, the payment of the daily differences which accrued monthly between the price of gas purchased by the distributors and the valid tariffs during the period between April 1, 2018, and March 31, 2019, exclusively arising from exchange rate variations and corresponding to the natural gas volumes delivered in that same period. The conditions are as follows:

-	30 monthly consecutive installments starting on October 1, 2019, which will be determined by using the BNA effective interest rate for 30-day deposits in Argentine currency (“electronic board”).

-	The installments will be collected by distributors, who will immediately pass it through to producers.

-	Distributors and producers must adhere to the system and expressly waive any action or complaint.

As of December 31, 2019, the accounts receivable balance corresponding to the payments of the daily differences reflects 29 installments, in accordance with Resolution No. 1053/2018, representing Ps. 7.6 billion. As of December 31, 2019, two installments were not paid according to the original schedule. As of the date of the prospectuses, we have not received additional payments related to Resolution No. 1053/2018. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Tariff renegotiation.”

If certain governmental counterparties were (i) not able to pay or redeem such accrued amounts in cash or cash equivalents, or (ii) only able to make such payments or redemptions through delivery of financial instruments which: (a) may delay collection of working capital payments in excess of our estimates, (b) are subject to change in their listing value, or (c) are denominated in a currency other than the origin of the credit, our financial condition and results of operations could be adversely affected.

We are subject to direct and indirect import and export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.

The Argentine Hydrocarbons Law No. 17,319, allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law No. 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long-term natural gas exports.

In the past the Argentine authorities have adopted a number of measures that have resulted in restrictions on exports of natural gas from Argentina. Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events, although no assurance can be given that this position will prevail.

See “Information on the Company—Gas and Power—Delivery commitments—Natural gas supply contracts,” “Information on the Company—Gas and Power—The Argentine natural gas market,” and “Financial Information—Legal Proceedings.”

Crude oil exports, as well as the export of most of our hydrocarbon products, currently requires prior registration from the SGE pursuant to the regime established under S.E. Resolution No. 241-E/17, as amended. Oil companies seeking to export crude oil, LNG LPG or diesel must first complete the registration process stated in the above-mentioned resolution.

In addition, on March 21, 2017, Decree No. 192/2017 was published in the Official Gazette of the Republic of Argentina (the “Official Gazette”), which created the “Oil and its Byproducts Import Operations Registry” (the “Registry”) and set forth that the MINEM (through the Secretariat of Hydrocarbon Resources) would be responsible controlling the

Registry. The Registry involved import operations of: (i) crude oil and (ii) certain other specific byproducts listed in section 2 of the decree. By means of this regulation, any company that wished to perform such import operations was obligated to register such operation in the Registry and to obtain authorization from MINEM before the import took place. According to this decree, MINEM had to set the methodology applicable to issue import authorizations, which will be based in the following criteria: (a) lack of crude oil with the same characteristics offered in the domestic market; (b) lack of additional treatment capacity in domestic refineries with domestic crude oil; and (c) lack of byproducts listed in section 2 of the decree offered in the domestic market. This regime exempted any import by CAMMESA in order to supply power plants with the main purpose of technical supply to the “Inter-connection Argentinean System” (Sistema Argentino de Interconexión or “SADI”). On November 24, 2017, Decree No. 962/2017 was published in the Official Gazette amending Decree No. 192/2017 by providing that the Registry would be in effect until December 31, 2017. Decree No. 962/2017 provided that the need for the Registry was temporary and therefore, since December 31, 2017, the import operations related to crude oil, gasoline, and diesel oil included in Decree No. 192/2017 are no longer subject to registration.

On August 22, 2018, the former Ministry of Energy and Mining issued Resolution No.104/2018, later modified by Resolutions No. 9/2018 and No. 417/2019 of the SGE, which established a procedure to obtain authorizations to export natural gas.

As of the date of the prospectuses, imports of natural gas and LNG are not restricted. Likewise, Disposition N° 3/2020 of the Under Secretariat of Policy and Commercial Management of the Ministry of Productive Development added certain goods under the Non- Automatic Importation Licenses regime, including but not limited to crude oil, gasoline, diesel and certain petrochemical products.

For more information, see “Information on the Company— Legal and Regulatory Framework and Relationship with the Argentine Government—Natural gas export administration and domestic supply priorities,” “Information on the Company— Legal and Regulatory Framework and Relationship with the Argentine Government— Market Regulation” and “Information on the Company— Legal and Regulatory Framework and Relationship with the Argentine Government—Automatic and Non-Automatic Import Licenses.”

We are unable to estimate how long these restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export or import gas, crude oil and diesel or other products and, accordingly, our results of operations.

Our reserves and production are likely to decline.

Most of our existing oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Our production decreased in 2019 by 3.0% compared to 2018 and our reserves replacement ratio (increases in reserves in the year, net divided by the production of the year) was 96% in 2019 (136% corresponds to liquids and 53% corresponds to gas), compared to 178% in 2018 (262% corresponds to liquids and 93% corresponds to gas).

We face certain challenges in order to replace our proved reserves with other categories of hydrocarbons. However, the continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new field developments in Argentine basins with the aim of achieving results similar to those achieved by mature fields in other regions of the world (which have achieved substantially higher recovery factors with the application of new technology). Additionally, we have been completing the renewal or extension of most of our concessions, allowing us to develop certain strategic projects related to water-flooding, enhanced oil recovery and unconventional resources, which represent an important opportunity not only for us but also for Argentina. We expect that unconventional development will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield economies of scale, de risk undeveloped acreage and to significantly increase recovery rates from this resource play. Other resource plays, unconventional prospects, exist in Argentina and have positioned the country amongst the most attractive in terms of worldwide unconventional resource potential. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products, and are also subject to material risks inherent to the oil and gas industry. See “—Our business plan includes future drilling activities for unconventional oil and gas reserves, such as shale oil and gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.”

Our oil and natural gas reserves are estimates.

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions. Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest.

Information on net proved reserves as of December 31, 2019, 2018 and 2017 was calculated in accordance with SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by us.

As previously discussed, we had come from domestic prices for crude oil higher than international benchmark prices, however during 2017 we entered into a convergence process towards international prices that finally occurred in October 2017, when prices were liberalized. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” Despite our expectation of substantially maintaining a constant relation between our internal prices and those of international markets, we cannot assure you that other factors that are also considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations that affect the ability of the market to face abrupt changes in the prices of our products), will not have an adverse impact on our ability to do so in the short term. As a result, for calculations of our net proved reserves as of December 31, 2019, the Company considered the realized prices for crude oil in the domestic market taking into account the effect of export taxes as in effect as of each of the corresponding years (until 2021, in accordance with Decree No. 847/2019). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2019, which refers to the Brent prices adjusted by each different quality produced by the Company. In connection with natural gas prices used for estimation of reserves, since there are no benchmark markets for natural gas prices available in Argentina, the Company considered the realized prices in the domestic market according to the SEC and FASB’s ASC 932 rules.

The international price of crude oil has fluctuated significantly in the past. If these prices decrease significantly in the future or if domestic prices are set lower than in internationals markets, our future calculations of estimated proved reserves would be based on lower prices. This could result in a removal of non-economic reserves from our proved reserves in future periods. Assuming all other factors remain constant, if commodity reference prices for crude oil and natural gas used in our year-end reserve estimates were decreased by 10% each one, our total proved reserves as of December 31, 2019 would decrease by approximately 4% and less than 1%, respectively. Furthermore, assuming all other factors remain constant, if costs used in our year-end reserve estimates were increased by 10% for crude oil and natural gas, our total proved reserves as of December 31, 2019 would decrease by approximately 4%. However, if we combine the 3 mentioned effects, our total proved reserves as of December 31, 2019 would decrease by approximately 9%. Furthermore, if commodity reference prices used in our year-end reserve estimates were decreased for crude oil to match a price of approximately U.S.$30.00 per barrel for Brent equivalent quality, according to the current price environment, our proved developed reserves as of December 31, 2019 would decrease by approximately 35%; however our proved undeveloped reserves are subject to re-evaluation of projects, as a new long-term curve may or may not be consolidated and/or the impact resulting of the current COVID-19 outbreak. See “—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “-An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations”. In addition, as a result of the prices used to calculate the present value of future net revenues from our proved reserves, in accordance with SEC rules, which are similar to the calculation of proved reserves described above, the present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves.

As a result of the foregoing, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges or impairment, which could reduce earnings and shareholders’ equity.

Oil and gas activities are subject to significant economic, social, environmental and operational risks and to seasonal fluctuation of demand.

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements (including those related to the COVID-19 or other similar diseases), fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the native population has interests that from time to time may conflict with our production or development objectives. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations and harm to our reputation. Additionally, if any operational incident occurs that affects local communities and ethnic communities in nearby areas, we will need to incur in additional costs and expenses in order to return affected areas to normality and to compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are taken into account.

Furthermore, historically our results have been subject to seasonal fluctuations of demand during the year, in the case of natural gas, particularly as a result of increased demand during the colder winter months. In addition, since 2018 our revenues have been affected, by the oversupply in the natural gas market during the off-peak period (mostly the summer season) and also by bidding processes promoted by the CAMMESA, which generated a strong competition in the power generation plants demand which consequently affected prices on the rest of the demand segments, generating a lower quantity of firm commitments and/or contracts for shorter terms at lower prices.

See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality” and “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas—Tariffs.”

As such, we could be subject to fluctuations in non-winter season in our sales volumes and consequently our level of natural gas production could be negatively affected, potentially resulting in market prices lower than expected, thus affecting our result of operations and financial conditions.

Our acquisition of exploratory or productive acreage and crude oil and natural gas reserves is subject to heavy competition.

We face intense competition in bidding for crude oil and natural gas production areas, especially those areas with the most attractive crude oil and natural gas reserves or prospects. As a result, the conditions under which we would be able to access new exploratory or productive areas could be adversely affected.

Our business plan includes future drilling activities for unconventional oil and gas reserves, such as shale oil and gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.

Our ability to execute and carry out our business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. We have identified drilling locations and prospects for future drilling opportunities of unconventional oil and gas reserves, such as the shale oil and gas in the Vaca Muerta formation. These drilling locations and prospects represent a part of our future drilling plans. Our ability to drill and develop these locations depends on a number of factors, including seasonal conditions, regulatory approvals, issuance of permits and licenses by governmental agencies, negotiation of agreements with third parties, commodity prices, project approvals and funding by joint-venture partners, costs, access to and availability of equipment, services and personnel and drilling results. In addition, the drilling and exploitation of unconventional oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel and other support needed for extraction or obtain financing and venture partners to develop such activities. Furthermore, in order to implement our business plan, including the development of our oil and natural gas exploration activities and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets. We cannot guarantee that we will be able to obtain the necessary financing or obtain financing in the international or local financial markets at reasonable cost and on reasonable terms to implement our new business plan or that we would be able to successfully develop our oil and natural gas reserves and resources (mainly those related to our unconventional oil and gas business plan), see “—Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing on acceptable terms.” Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of proved reserves or meet our expectations for success, which could adversely affect our production levels, financial condition and results of operations.

We may not have sufficient insurance to cover all the operating hazards to which we are subject.

As discussed under “—Oil and gas activities are subject to significant economic, environmental and operational risks and to seasonal fluctuation of demand” and “—We may incur significant costs and liabilities related to environmental, health and safety matters,” our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events. See “Information on the Company—Insurance” and “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.” In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.

As modified by Law No. 27,007, the Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, 35 years for unconventional concessions and 30 years for offshore concessions. It further provides that concession terms may be extended for periods of up to 10 years each. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension of a concession, under the modifications of Law No. 27,007, concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession.

Our extension of concessions includes, among others, certain level of investment and activity commitment in certain periods. Non-compliance with the obligations and standards set out under the Hydrocarbons Law or agreements with the competent authorities, as applicable, may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot assure you that in the future, as a result of relevant different conditions prevailing in the domestic and/or international oil and gas market at different times, may derive in a non-compliance with certain commitments with provinces, thus resulting in the imposition of fines or expiration of certain concessions or permits.

In addition, we cannot provide assurances that any of our concessions will be extended as a result of the consideration by the relevant authorities of the investment plans we would submit in the future for the development of the areas as of the date of requesting the extension periods for our relevant areas, or other requirements will not be imposed on us in order to obtain extensions as of the date of expiration. Additional royalty payments of 3%, up to a maximum of 18%, are provided for in extensions under Law No. 27,007. The termination of, or failure to obtain the extension of, a concession or permit, or its revocation, could have a material adverse effect on our business and results of operations.

We may incur significant costs and liabilities related to environmental, health and safety matters.

Operations in the oil and gas industry in which we participate, including those related to our mining and use of sand for purposes of our oil and gas operations, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries and could result in material adverse effects on our financial position and results of operation. See “Information on the Company—Insurance.” A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. For instance, during 2019, we had a well control incident in one exploratory gas well under production in the Loma La Lata field. After deploying our contingency plan, we managed to control the well and secure the location (see “Upstream overview—Exploration & Production Activity in Argentina—Centro Region—Loma La Lata.”). In addition, the Company’s sand mining operations and hydraulic stimulation may result in silica-related health issues and litigation that could have a material adverse effect on the Company in the future. See “Financial Information—Legal Proceedings” and “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations.”

Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities, including with respect to drilling and exploitation of our unconventional oil and gas reserves. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap and trade regimes. Argentina recently issued new rules which began to phase-in more stringent regulations to lower the amount of sulfur contained in diesel and gasoline fuels that will result in an increase in our investments and relative costs for such production in 2020 and following years, thus potentially affecting our results of operations depending on the future prices of fuels. During 2019, the Argentine Congress passed Law No. 27,520 - Minimal Standards on Global Climate Change Adaptation and Mitigation - focused on “implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change, but explore and take advantage of new opportunities for climate events as well.” Furthermore, if additional requirements were adopted in Argentina, these requirements could make our products more expensive as well as increase our compliance costs, such as for monitoring or reducing emissions, and may also shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

The risks associated with climate change could also make it difficult for us to access capital due to public image issues with investors; changes in the consumer profile, with reduced consumption of fossil fuels; and energy transitions in the world economy towards a lower carbon matrix with the insertion of substitute products for fossil fuels and the increasing use of electricity for urban mobility. These factors may have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our businesses, adversely impacting our operating and financial results and limiting our growth opportunities.

Furthermore, water is an essential component of both the drilling and hydraulic fracturing processes. Consequently, the Company regularly disposes of the fluids produced from oil and gas production operations directly or through the use of third-party vendors. Increased regulation or limitations to the use of water for our operations, or increased scrutiny or limitations on the injection of produced water through injection wells (which could also result in increased litigation), could adversely affect our operation and our financial condition.

We may be responsible for significant costs and liabilities depending on the outcome of the reorganization proceedings involving our YPF Holdings subsidiaries and the alter ego claims filed by the Liquidating Trust.

As discussed in Note 31 to the Audited Consolidated Financial Statements, on June 17, 2016, Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the “Maxus Entities”), subsidiaries of YPF Holdings, Inc., filed for reorganization proceedings in Wilmington, Delaware under Chapter 11 of the U.S. Bankruptcy Code. In conjunction with those proceedings, the Maxus Entities entered into an agreement with YPF along with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (collectively, the “YPF Entities”) to settle any and all claims held by Maxus against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit, and to release the YPF entities of any and all claims held by the Maxus Entities (the “Agreement”).

The Agreement provided for a payment of U.S.$ 130 million to the Maxus Entities (“Settlement Payment”) and for the provision of a U.S.$63.1 million debtor-in-possession loan (“DIP Loan”) by YPF Holdings Inc.

However, on March 28, 2017 the Maxus Entities and the Creditors’ Committee submitted an alternative restructuring plan (the “Alternative Plan”) which does not include the Agreement with the YPF Entities. Under the Alternative Plan, a Liquidating Trust could submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The liquidating trust would be financed by Occidental Chemical Corporation in its capacity as creditor of the Maxus Entities. As YPF did not approve such Alternative Plan and the Alternative Plan did not contemplate the implementation of the originally submitted Agreements, on April 10, 2017 YPF Holdings, Inc. sent a note informing that this situation constituted an event of default under the loan granted under the Agreement with YPF and the YPF Entities.

Together with the approval of the financing offered by Occidental under the Alternative Plan, the Judge ordered the repayment of the outstanding amounts (approximately U.S.$ 12.2 million) under the terms of the DIP Loan, which were subsequently received.

On May 22, 2017, the Bankruptcy Court of the District of Delaware issued an order confirming the Alternative Plan submitted by the Creditors’ Committee and the Maxus Entities. The effective date of the Alternative Plan was July 14, 2017, as the conditions set forth in Article XII.B of the Alternative Plan were met. On July 14, 2017, the Maxus Energy Corporation Liquidating Trust (the “Liquidating Trust”) was created.

On June 14, 2018, the Liquidating Trust filed a lawsuit against the Company, YPF Holdings, CLH Holdings, Inc., YPF International and other companies not-related to YPF, claiming alleged damages in an amount up to U.S.$ 14 billion, principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago (the “Claim”). The lawsuit was filed before the United States Bankruptcy Court for the District of Delaware.

On October 19, 2018, the Company, together with the other companies of the Group that are part of the Claim, filed a motion requesting dismissal of the Claim (“Motion to Dismiss”). On January 22, 2019, the hearing regarding the Motion to Dismiss was held in the Bankruptcy Court.

On February 15, 2019, the Bankruptcy Court ordered the dismissal of the Motions to Dismiss, which the Company, together with the other companies of the Group that are part of the Claim, appealed on March 1, 2019.

On September 12, 2019, the District Court denied the appeal to the rejection of the Motion to Dismiss filed on October 19, 2018 by YPF together with the other companies of the Group that are part of the Claim.

For further information regarding the procedural details of this case see Note 31.a.3) of the Audited Consolidated Financial Statements.

Depending on the final outcome of these proceedings, and in particular the alter ego claims, our financial condition and results of operation could be materially and adversely affected. See “Financial Information—Legal Proceedings” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Covenants in our indebtedness”.

We face risks relating to certain legal proceedings.

As described under “Financial Information—Legal Proceedings,” we are party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any accruals we have provided.

In addition, we may be subject to undisclosed liabilities related to labor, commercial, civil, tax, criminal or environmental contingencies incurred by businesses we acquire as part of our growth strategy, that we may not be able to identify or that may not be adequately indemnified under our acquisition agreements with the sellers of such businesses, in which case our business, financial condition and results of operation may be materially and adversely affected. See additionally “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Covenants in our indebtedness”.

Our business depends to a significant extent on our production and refining facilities and logistics network.

Our oil and natural gas field facilities, refineries and logistics network are our principal production facilities and distribution network on which a significant portion of our revenues depends. Although we insure our properties on terms we consider prudent and have adopted and maintain safety measures, any significant damage, accident or other production stoppage at our facilities or network could materially and adversely affect our production capabilities, financial condition and results of operations.

For instance, on April 2, 2013, our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall. The rainfall set a new record for the area and disrupted refinery systems, causing a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely during certain days.

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has six tanks, four of which are for processing and two are for dispatch of treated crude oil, concentrates the production of ten fields in the Malargüe area. This constitutes a daily production of approximately 9,200 barrels of oil as of the date of the incident. The new oil treatment plant was put into production in December 2016.

We could be subject to organized labor action.

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues, especially in the context of activity reduction. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products,” “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance, the successful implementation of our strategy and the operation of our business are dependent upon the contributions of our senior management and our highly skilled team of engineers and other employees. Our ability to continue to rely on these key individuals is dependent on our success attracting, training, motivating and retaining key management and commercial and technical personnel with the necessary skills and experience. There is no assurance that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming.

The Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. Consequently, the Argentine government has the majority of votes which allows it to appoint the majority of members of our board of directors at the General Shareholder’s meeting. See “—The Argentine Republic owns 51% of the shares of the Company” and “—Our business is largely dependent upon economic conditions in Argentina.” The loss of the experience and services of key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business, financial condition and our results of operations.

We could be subject to information technology system failures, network disruptions, and breaches in data security which could negatively affect our business, financial position, results of operations, and cash flows.

As dependence on digital technologies is expanding, cyber incidents, including deliberate attacks or unintentional events have been increasing worldwide. Computers and telecommunication systems are used to conduct our exploration, development and production activities and have become an integral part of our business. We use these systems to analyze and store financial and operating data, as well as to support our internal communications and interactions with business partners. Cyber-attacks could compromise our computer and telecommunications systems and result in additional costs as well as disruptions to our business operations or the loss of our data. In addition, computers control oil and gas production, processing equipment, and distribution systems and are necessary to deliver our production to market.

Although we are continuously expanding our security policy to the industrial systems and the cloud environment, reinforcing the defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems, networks, and those of our business partners have been and may continue to be the target of cyber-attacks or information security breaches, which could lead to disruptions in critical systems (for example, SCADAs, DCS Systems), unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

As cybersecurity threats continue to evolve in the oil and gas industry, we may be required to expend additional resources to continue to modify or enhance our protective measures, as well as to investigate or remediate any cybersecurity or information technology infrastructure vulnerabilities as needed.

The Company’s reputation is an important corporate asset. An operating incident, significant cybersecurity disruption or other similar adverse event, may have a negative impact on our reputation, which in turn could make it more difficult for us to successfully compete for new opportunities or could reduce consumer demand for the Company’s branded products.

During 2019, we have been the target of many attempted attacks and were exposed to malware infections like other companies in the industry, which did not result in a significant loss or a negative impact in our operations. There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully calculated nor mitigated because of, among other things, the evolving nature of these threats.

A cyber-attack involving our information systems and related infrastructure, or those of our business partners, could disrupt our business and negatively impact our operations in a variety of ways, including but not limited to:

●

unauthorized access to seismic data, reserves information, strategic information, or other sensitive or proprietary information could have a negative impact on our ability to compete for oil and gas resources;

●	data corruption or operational disruption of production-related infrastructure could result in a loss of production, or accidental discharge;
●

disruption of our operations, communications, or processing of transactions or the loss of, or damage to, sensitive information, facilities, infrastructure and systems which are essential to our business and operations which could have a material adverse effect on our business, financial position, results of operations, and cash flows;

●	a cyber-attack on a service provider could result in supply chain disruptions, which could delay or halt our major development projects;
●	a cyber-attack on our accounting or accounts payable systems could expose us to liability to employees and third parties if their sensitive personal information is obtained.

Our derivative risk management activities could result in financial losses.

We may enter into derivative financial instruments such us foreign exchange hedge, commodity hedge (oil and grains) among others, to mitigate market risk. Although we only would execute non speculative trades, we might be exposed to adverse fluctuations in the price of the assets underlying the derivative contracts or our counterparties might fail in their obligations, which could result in financial losses and affect the results of our operations. For detailed information regarding our outstanding derivatives as of December 31, 2019, see Note 2.b.17 to the Audited Consolidated Financial Statements.

Our actual production could differ materially from our forecasts.

From time to time, we provide forecasts of expected quantities of future oil and gas production and other financial and operating results. These forecasts are based on a number of estimates and assumptions, including that none of the risks associated with our oil and gas operations summarized in this “Key Information—Risk Factors” occur. Production forecasts, specifically, are based on assumptions such as expectations of production from existing wells, the level and outcome of future drilling activity, the level of gas demand, and the absence of facility or equipment malfunctions, adverse weather effects, or downturns in commodity prices or significant increases in costs, which could make certain drilling activities or production uneconomical. Should any of these estimates prove inaccurate, or should our development plans change, actual production could be materially and adversely affected.

We have limited control over the day to day activities carried out on properties which we do not operate.

Some of the properties in which we have an interest are operated by other companies and involve third-party working interest owners. As a result, we have limited ability to influence or control the day to day operations of these companies and third-parties, including their compliance with environmental, safety and other regulations, which, in turn, could have a material adverse effect on our business, financial position, results of operations, cash flows and/or our reputation.

We could be affected by violations to anticorruption, anti-bribery, anti-money laundering and other national and international regulations.

We are subject to anticorruption, anti-bribery, anti-money laundering and other national and international regulations. We are required to comply with the regulations of Argentina and various jurisdictions where we conduct operations. Among other regulations, a law on corporate criminal liability is applicable in Argentina (see “Additional Information—Law No. 27,401 on Corporate Criminal Liability”). Although we have developed a comprehensive Compliance Program and we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws could be identified on occasion as part of our compliance and internal control processes. In case such issues arise, we plan to attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to repay our debt.

Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we will be in default of our obligations, which in turn would limit our capacity of borrowing. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder. However, if the corresponding waivers are not timely obtained, in accordance with the terms of our credit and indentures certain creditors may declare the principal and accrued interest on amounts owed to them as due and immediately payable, resulting in acceleration of other outstanding debt due to cross default provisions, which in turn could have a material adverse effect on our business, financial condition and results of operations. See additionally Note 4 - Liquidity risk management - of our Consolidated Financial Statements and “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Covenants in our indebtedness.”

In addition, upon the occurrence of a change of control, we may be required to make an offer to purchase certain outstanding notes at a price of 101% of their principal amount plus accrued and unpaid interest, and our other debt may be subject to mandatory prepayment. Our source of funds for any such mandatory prepayment will be available cash or other sources, including borrowings, sales of assets or sales of equity. The sources of cash may not be adequate to permit us to immediately prepay our indebtedness upon a change of control, which in turn may result in an event of default under certain agreements governing our indebtedness.

Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing or obtain them on acceptable terms.

Our ability to obtain credit and funds depends in large measure on capital markets and liquidity factors that we do not control, including those related to the cost of financing. Our ability to access credit and capital markets at acceptable terms may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our operations and/or financial condition.

As a result of many factors including international and local market conditions, Argentina’s ability to renegotiate or repay its debts and its consequences on the rest of the economy and us, exchange and capital controls, credit ratings agencies’ actions, among others, there can be no assurance we will be able to refinance our existing indebtedness in accordance with our plans or repay it at maturity. See “—Risks Relating to Argentina— The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF.—If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to repay our debt,”, “—Risks Relating to Argentina—We could be subject to exchange and capital controls” and “—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.”

COMPANY INFORMATION

History and Development of YPF

YPF Sociedad Anónima (CUIT No. 30-54668997-9) is a corporation constituted according to the laws of the Argentine Republic, being its legal domicile Macacha Güemes 515 - Autonomous City of Buenos Aires - Argentina. The Company operates under the laws of the Argentine Republic, the date of its registration in the Public Registry of Commerce being June 2, 1977 and the date of termination of its Social Contract on June 15, 2093.

The main activity of the Company is the study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transport and commercialization of these products and their derivatives, also including petrochemical products, and chemical and fuel products, non-fossil origin, biofuels and their components, the generation of electrical energy from hydrocarbons, the provision of telecommunications services, as well as the production, industrialization, processing, marketing, conditioning services, transportation and storage of grains and their derivatives .

Our main administrative offices are located at Macacha Güemes 515, (C1106BKK), Autonomous City of Buenos Aires, Argentina; Our general telephone number is (5411) 5441-2000; our fax number is (5411) 5441-0232 and our email address is inversoresypf@ypf.com. Our website is www.ypf.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into the prospectuses.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and biofuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies and in power generation through YPF Energía Eléctrica S.A. (“YPF Luz”), a company that we jointly control with GE EFS Power Investments B.V. (“GE”), a subsidiary of EFS Global Energy B.V. (both corporations indirectly controlled by GE Energy Financial Services, Inc.) (see “Information on the Company—Gas and Power—YPF in Power Generation.”). In 2019, we had consolidated revenues of Ps. 678,595 million and a consolidated net loss of Ps. 33,379 million.

Beginning in the 1920s and until 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the Argentine government. During this period, we and our predecessors were owned by the state, which controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including us. Following the enactment of these laws, a series of presidential decrees were promulgated, which required, among other things, us to sell majority interests in our production rights to certain major producing areas and to undertake an internal management and operational restructuring program.

In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

In January 1999, Repsol YPF acquired 52,914,700 Class A shares (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares (the “Offer”). Pursuant to the Offer, in June 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. Repsol YPF acquired additional stakes in us from minority shareholders and other transactions in 1999 and 2000.

Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when Petersen Energía (“PEISA”) acquired 15% of our capital stock, from Repsol YPF. On May 3, 2011, PEISA exercised an option to acquire, from Repsol YPF, shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Major Shareholders and Related Party Transactions,” for a detail of our current major shareholders.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Key Information—Risk Factors—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.” As of the date of the prospectuses, the transfer of the shares subject expropriation between the

Argentine Executive Branch and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Major Shareholders and Related Party Transactions.” See “Key Information—Risk Factors—Risks Relating to Our Business—We face risk relating to certain legal proceedings.”

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class D shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted U.S.$5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (the “Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force. The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine Congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement. As of that date, the expropriation pursuant to the Expropriation Law was concluded, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF and YPF GAS S.A.

We are strongly committed to the country’s energy development and seek to lead the transformation of the industry within the context of industry change at an international level.

In order to achieve our vision of being a company that generates sustainable, profitable and accessible energy for our customers, YPF’s strategy is based on the following pillars:

●	Extract the maximum value from conventional fields
●	Develop and achieve efficient costs in shale operations
●	Partner with leading companies worldwide
●	Expand our power generation capacity in order to become a major player in the sector
●	Maintain a financial management discipline of the corporate portfolio
●	Create a new supply chain organization in order to modernize the procurement processes, contracts and associated logistics
●	Incorporate technology and innovation in all business segments to improve productivity and service to our customers
●	Implement a transformation program that modernizes the company, enhances efficiency and seeks growth initiatives that support our vision
●	Reduce the company’s specific CO2 emissions in the upcoming years as part of our commitment to sustainability

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and raise debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products. See “Key Information—Risk Factors—Risks Relating to Argentina” and “Factors Affecting Our Operations” for additional information regarding 2019 activity.

Notwithstanding the foregoing, the current outbreak of COVID-19 and the situation of the price of oil, among others, will be key issues to determine the duration and depth of the economic crisis in the Argentina and in the worldwide and the impact on our strategy, financial situation and results of our operations. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—Hydrocarbon Market” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—COVID-19 outbreak” and “Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

Upstream Operations

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As of December 31, 2019, we held interests in 127 oil and gas fields in Argentina. According to the Ministry of Energy and Mining, in 2019 these assets accounted for approximately 44.5% of the country’s total production of crude oil, excluding LNG, and approximately 33.9% of its total natural gas production, including LNG.

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We had proved reserves, as estimated as of December 31, 2019, of approximately 673 mmbbl of oil, including condensates and LNG, and approximately 2,241 bcf of gas, representing aggregate reserves of approximately 1,073 mmboe as of such date, compared to approximately 638 mmbbl of oil, including condensates and LNG, and approximately 2,481 bcf of gas, representing aggregate reserves of approximately 1,080 mmboe as of December 31, 2018.

●

During 2019, we produced approximately 83 mmbbl of oil (approximately 226 mbbl/d), condensates of approximately 14 mmbbl of LNG (approximately 38 mbbl/d), and approximately 512 bcf of gas (approximately 1,403 mmcf/d), representing a total production of approximately 188 mmboe (approximately 514 mboe/d), compared to approximately 83 mmbbl of oil (approximately 227 mbbl/d), condensates of approximately 14 mmbbl of LNG (approximately 39 mbbl/d), and approximately 542 bcf of gas (approximately 1,484 mmcf/d), representing a total production of approximately 193 mmboe (approximately 530 mboe/d) in 2018.

Downstream Operations

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We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). See “—Downstream—Refining division.” We also own a 50% equity interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Pampa Energía S.A., which has a refining capacity of 26.1 mbbl/d.

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Our retail distribution network for automotive petroleum products as of December 31, 2019 consisted of 1,620 YPF-branded service stations, of which we own 112 directly and through our 100%-owned subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”), and we estimate that as of December 31, 2019, we held approximately 34.9% of all gasoline service stations in Argentina.

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We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Gas and Power Operations

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We are the largest producer of natural gas in Argentina with total natural gas sales of 13,328 mmcm in 2019, accounting for 27.76% of the market (market share calculated through December 2019, as provided by ENARGAS).

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We participate in nine power generation plants, with an aggregate installed capacity of 1,819 MW, through YPF Luz, a company that we jointly control with GE EFS Power Investments B.V. (“GE”) (a subsidiary of EFS Global Energy B.V. (both GE and EFS Global Energy B.V. being indirectly controlled by GE Energy Financial Services, Inc.)). Additionally, during 2019, YPF acquired a power generation plant denominated Thermal Power Station Ensenada de Barragán, with an installed capacity of 560 MW and which is co-controlled with Pampa Energía S.A. YPF Luz and Pampa Energía S.A. will each act as operators for four-year terms, with YPF Luz acting as operator during the initial term.

●

We are the operator of UTE Escobar (a joint venture formed by YPF and IEASA), which operates an LNG Regasification Terminal (“LNG Escobar”). Additionally, we operate Tango FLNG, a natural gas liquefaction floating facility, that began its operations on September 2019, in Bahia Blanca. See “—Gas and Power—Argentine natural gas supplies.”

●

We also distribute natural gas through our subsidiary Metrogas, a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2019, Metrogas distributed approximately 7,599.6 mmcm (or 267.96 bcf) of natural gas to 2.19 million customers. See “—Information on the Company—Gas and Power—Natural Gas Distribution.”

Structure and Organization of the issuer and its economic group

For a chart illustrating our organizational structure, including our principal subsidiaries, please see Note 1 to the Audited Consolidated Financial Statements.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2019.

The Argentine Market

Argentina is the first largest producer of natural gas and the fifth largest producer of crude oil and condensate in Central and South America, based on 2018 production, according to the 2019 edition of the BP Statistical Review of World Energy, published in June 2019.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law, established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges.

In 2012, Argentina’s GDP experienced a slowdown, with GDP increasing 1.9% on an annual basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP using 2004 as the base reference year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). However, on January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that since 2006 its administration has been irregular and due to that they revised the published data from 2005 to 2015. As a result of this revision, the GDP growth rate for 2013 and 2014 was revised from 2.9% to 2.4% and from 0.5% to a decline rate of 2.5%, respectively. As of the date of the prospectuses, Argentina’s provisional GDP growth rate for 2017, the preliminary GDP growth rate for 2018 and the preliminary GDP growth rate for 2019 published by INDEC were positive 2.7%, negative 2.5% and negative 2.2%, respectively.

Driven by economic expansion and stable domestic prices, energy demand has increased significantly during last years, outpacing energy supply (which, in the case of oil, declined). As a result of a high number of power outages caused by the consumption increase, the Ministry of Energy requested that the Argentine Executive Branch declare a National Electric System Emergency through December 31, 2017. This decree instructed the Minister of Energy to develop and propose measures and to ensure adequate power supplies. Additionally, the Ministry of Energy and Mining established new seasonal reference prices for power and energy in the Wholesale Electricity Market (“MEM”). Likewise, the first article of Law No. 27,541 published on December 21, 2019, declared, among others, an energy emergency until December 31, 2020. In addition, the National Executive Power is authorized to maintain the electricity and natural gas rates and to initiate a renegotiation process of the current integral tariff revision or to initiate an extraordinary revision, for a maximum term of up to one hundred and eighty days after Law No. 27,541 entered into effect, in order to reduce the impact of real tariffs on households, businesses and industries for the year 2020. See “Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine Government – Public Emergency,” “Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Electricity” and “Information on the Company – Gas and Power – Metrogas tariff issues.”

Demand for diesel in Argentina exceeds domestic production. In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2019 its net imports of diesel amounted to approximately 2,101 mcm, according to preliminary information provided by the SE. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near full capacity.

In addition, prior to the decline in international oil prices, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products less profitable. As a result, from time to time in the past, service stations experienced temporary shortages and are required to suspend or curtail diesel sales.

For more information with regard to our pricing policy for fuels, the current COVID-19 outbreak and oil price environment, see “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—Hydrocarbon Market” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—COVID-19 outbreak.”

Business organization

As of December 31, 2019, we conducted our business according to the following organization:

●	Upstream segment, which consists of our “Exploration and Production” division;

●	Downstream segment, which consists of our “Refining and Marketing”, “Chemicals” and “Logistics” divisions;

●	Gas and Power segment, which consists of our “Natural Gas Distribution and Electricity Generation” division; and

●	Central Administration and other segment, which consists of our remaining activities.

For a description related to the activities developed by each business segment see Note 5 to our Audited Consolidated Financial Statements.

Substantially all of our operations, properties and customers are located in Argentina. See “—Upstream Overview—Main properties.” Additionally, we market lubricants and specialties in Brazil and Chile, and carry out production activities in Chile and exploration activities in Bolivia.

The following table sets forth revenues and operating profit in millions of pesos for each of our business segments for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
Revenues (1)
Upstream
Revenues from sales	2,046	3,108	739
Revenue from intersegment sales (2)	286,585	207,480	115,955
Total Upstream	288,631	210,588	116,694

Gas and Power
Revenues from sales	131,055	91,176	56,805
Revenue from intersegment sales	8,697	7,862	4,075
Total Gas and Power	139,752	99,038	60,880

Downstream
Revenues from sales	531,724	338,042	195,321
Revenue from intersegment sales	3,447	1,688	988
Total Downstream	535,171	339,730	196,309

Central Administration and Others
Revenue from sales	19,743	8,363	2,534
Revenue from intersegment sales	27,502	13,186	7,133
Total Central Administration and Others	47,245	21,549	9,667

Less inter-segment sales and fees	(332,204)	(235,085)	(130,737)
Total Revenues	678,595	435,820	252,813

Operating (loss) / profit
Upstream	(49,194)	22,483	3,877
Gas and Power	2,944	16,786	3,259
Downstream	40,653	7,818	15,813
Central Administration and Others	(15,866)	(6,055)	(4,400)
Consolidation adjustments	451	2,748	(2,476)
Total Operating (loss) / profit	(21,012)	43,780	16,073

(1)	Revenues are net of payment of turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 25 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 2.b.15 to the Audited Consolidated Financial Statements.

(2)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Upstream overview

YPF Upstream is focused on actively managing the decline of the conventional fields and delivering profitable growth driven by unconventional projects.

Smoothing the decline rate in conventional fields is based on reservoir management improvement, accelerated implementation of improved oil recovery (IOR) and enhanced oil recovery (EOR) and the deployment of technology to optimize operations in real time while reducing downtime. We plan to continue to de-risk projects based on recent preliminary successful results in tertiary recovery.

During recent years, we have been working in mature areas that present profitable opportunities to increase the recovery factor by employing techniques including infill wells, extension of secondary recovery, optimization of existing waterflood projects, and tertiary recovery testing.

We are focused on identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore, we place a strong emphasis on surveillance and conformance activities to improve current mature water injection projects. Tertiary recovery is being pursued with polymer and surfactant water-flooding in mature reservoirs in the Golfo de San Jorge, Cuyana and Neuquina basins.

Continuous technical reviews of our oil and gas fields allow us to identify opportunities to rejuvenate mature fields and optimize new field developments in Argentine basins in order to achieve similar recovery factors that mature fields have already reached in other regions of the world, with the application of new technologies.

Furthermore, we continue actively managing our portfolio, including divestment of non-core matured assets.

Staying the Path of Unconventional Resources

In line with the production growth objective driven by unconventional projects during 2019, we reaffirmed our commitment to the objective of growing our production and reserves through the development of unconventional resources, which we began in 2013. More than 800 wells were drilled with Vaca Muerta shale as the target, mostly in Loma Campana field in association with Chevron, continuing the massive development that began in 2013. The remaining wells were targeted to continue the development phase in the El Orejano block in association with Dow Chemical, the Narambuena project in association with Chevron, La Amarga Chica field in association with Petronas, Bandurria Sur in association with SPM Argentina S.A., and from January 2020 with Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS (see Note 33 to our Audited Consolidated Financial Statements - Agreement for the development of the Bandurria Sur Area), Bajada de Añelo pilot in association with Shell, Bajo del Toro pilot in association with Equinor and Rincon del Mangrullo, Aguada de la Arena and La Ribera pilots where YPF holds 100% of the working interest in those blocks. The purpose of these projects is to determine the potential of Vaca Muerta as a shale oil/gas reservoir.

The international and local scenarios challenge us to adjust our efficiency and costs to be competitive. To drive down the breakeven price of our projects we are focused on increasing well productivity and improving operation efficiency in order to reduce development cost and operative expenses.

In this context, our controlled technological-based company of YPF (Y-TEC) has contributed providing innovative laboratory and operational techniques and protocols; better understanding of the rocks behavior; improvements in reservoir simulation and modelling tools; drilling and completion products; among others. See “Research and Development.”

Nevertheless, the financial viability of these investments and resource recovery efforts will depend on the prevailing economic and regulatory conditions, as well as the market prices of hydrocarbons in Argentina. See “Key Information—Risk Factors.” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2020 activity.

During 2019, well productivity exceeded our expectations as a consequence of the drawdown policy adjustment that, having migrated to designs with a greater horizontal width, allowed to improve production peaks reached by these larger wells. The standard horizontal width reached 2,500 mts and only a few wells were below this width. The technical limit was continued to be challenged and the largest well in the basin was drilled reaching a horizontal width of 3,890 m (7,190 m deep). This kind of design is being evaluated to evolve to wells of a standard horizontal width that exceeds 3,000 m. During 2020 several wells are planned to be drilled with a larger diameter design than the ones currently in place, which will allow to reach these widths.

In order to guarantee the self-supply of sand for YPF and facing a scenario of growing demand (800 mtn in 2019 vs 370 mtn in 2018), we have carried out investments to improve and expand existing production capacities (New Classification Plant and Drying Furnace), and acquire new transport capacities (expansion of railway terminals) to supply the production and comply with the new Product Mix (Geology I&D plan). In 2020, we plan to begin operations of a quarry in Entre Ríos, with associated facilities.

Since 2017, we commenced testing of dissolvable plugs, chemical and mechanical diverters, frac sleeves, and different types of stimulation fluids, in connection with the completion of our shale gas/oil wells, seeking improved operational efficiency and well performance. We are continuing to study the data from these tests, analyzing the results of productivity in the medium term. Many of these activities were carried out, and continue to be supported by Y-TEC.

In the hydraulic stimulation field work continues to challenge the productivity of wells. Since 2018, designs with greater intensity of support agent and water have been tested. Due to good results obtained and the implementation of a new standard design of high-density, concentrations of sand raised above 2,500 lb/ft. At the same time, we are reviewing the designs of the pilots in order to make them more efficient.

Pilots with sleeves have also been executed during the last two years as a development alternative for areas of certain geological characteristics. The results are promising, and the sleeves are already a viable alternative.

On April 2019, the Loma Campana - Lago Pellegrini Pipeline was put into production with an extension of 88 km, a diameter of 18” and a total gross investment of U.S.$57 million. This oil pipeline will allow the increment of the evacuation of fluid by 157 kbbl/d.

The acquisition of 3D seismic was executed in the exploration block of Cerro Las Minas. 3D simulation acquisitions were also executed in La Ribera.

Finally, YPF added two new blocks to its Vaca Muerta portfolio, which represents an additional area of 233.15 km2

(57,612 acres) in a shale oil window. First, Integración Energética Argentina S.A. (“IEASA”), awarded Aguada del Chañar block (57.4 km2) to YPF S.A. This area is near La Amarga Chica and its non-conventional hydrocarbon concession lasts until 2054. Second, we obtained the Non-Conventional concession for 35 years by the province of Neuquén of the Loma Amarilla Sur block (175.75 km2) that is located at the North East of the San Roque area where there are already wells in Vaca Muerta production.

Main properties

Our production is concentrated in the following basins in Argentina: Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral.

Our domestic operations are subject to certain risks. See “Key Information—Risk Factors.”

In 2019, 2018 and 2017, we finalized agreements related to the acquisition and development of properties that are part of our core business. In connection with those agreements, see Notes 3 and 33.b to the Audited Consolidated Financial Statements.

In addition, in connection with the extension of concessions, see Note 33.a to the Audited Consolidated Financial Statements.

The following table sets forth information regarding our developed and undeveloped acreage by geographic area as of December 31, 2019:

	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
Argentina	1,240	933	22,609	17,316
Rest of South America(5)	2	2	575	353
Total	1,242	935	23,184	17,669

(1)	Developed acreage is spaced or assignable to productive wells.

(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

(3)	A “gross acre” is an acre in which we own a working interest.

(4)	“Net” acreage equals gross acreage after deducting third-party interests.

(5)	Relates to Colombia, Chile and Bolivia. In the case of Colombia, YPF and its partners notified the Colombian National Hydrocarbons Agency (“ANH”) of the decision to relinquish the COR 12 and COR 33 blocks. In Bolivia, YPF’s net undeveloped surface acreage totaled 147,000 acres. In Chile, YPF’s net undeveloped and developed surface acreage totaled 33,021 acres and 1,769 acres, respectively.

According to Law No. 27,007 that amended the Hydrocarbons Law, all national offshore permits and offshore hydrocarbon production concessions that did not have association agreements with ENARSA as of the date of the new law (October 2014) were reverted and transferred to the SGE. Permits and concessions granted prior to Law No. 25,943 were exempt from this provision. In September 2015, the Argentine Executive Branch and YPF began negotiating the conversion of association agreements signed with ENARSA. On December 29, 2017 YPF submitted a note to the Ministry of Energy confirming its willingness to negotiate the conversion of association agreement related to the Area identified as “ENARSA 1”. In the same note, YPF communicated its decision not to convert the association agreements related to the Areas “ENARSA 2” and “ENARSA 3. On October 19, 2018 YPF officially filed another note to the SGE to negotiate the conversion of the association agreement related to the area identified as “ENARSA 1”. On April 11, 2019 the area “ENARSA 1” was officially converted into “CAN-100”. YPF holds a 100% working interest in this block. However, a partnership agreement has been signed by YPF and Equinor Argentina AS in August 2019, whereby Equinor Argentina AS would operate the area holding a 50% working interest. As of the date of the prospectuses, both parties are still waiting for the SE to formalize the agreement. The areas “ENARSA 2” and “ENARSA 3” were formally relinquished on April 11, 2019. With the exception of the above, none of our exploration permits are regulated by Law No. 27,007. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007 (amendment of the Hydrocarbons Law)—Exploration and Production.”

As of December 31, 2019, we only have 3 exploration permits associated with the original terms of the Hydrocarbons Law, which expire in 2020 and represent 1,107 km2, or 2% of our 44,833 km2 of net exploratory undeveloped acreage as of December 31, 2019. However, as a result of the expiration in 2020 of the first or second exploration terms of certain of our exploration permits (according to the terms of the Hydrocarbons Law, as amended by Law No. 27,007), we will have the right to continue exploring the entire area for the second basic term as long as we comply with all of our obligations under the applicable permit. At the expiration of the second basic term, we will be required to surrender all of the remaining acreage, unless we request an extension term, in which case such extension will be limited to 50% of the remaining acreage. On the other hand, if we discover commercially exploitable quantities of oil or gas, we have the right to obtain an exclusive concession for the production and development of such oil and gas. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007 (amendment of the Hydrocarbons Law)—Exploration and Production.”

The exploratory undeveloped acreage which matures, under the first or second exploration terms, in 2020 and in the period 2021-2022 is 8,420 km2, or 19%, and 10,865 km2, or 24%, respectively, of our 44,833 km2 of net exploratory undeveloped acreage as of December 31, 2019.

The extension of the acreage that we would be required to relinquish will depend our determination regarding to our satisfaction of our obligations in respect of those areas which where we consider it is in our best interest, while we may determine not to comply with such obligations in respect of certain other areas. Therefore, the areas to be relinquished consist usually of acreage where drilling has not been successful and are considered non-core lease acreage.

Except as described above, we do not have any material undeveloped acreage related to our production concessions expiring in the near term.

See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007 (amendment of the Hydrocarbons Law)” for a description of new terms that apply to new production concessions or exploration permits, other than those already governed by previous laws.

Argentine Exploration Permits and Exploitation Concessions

Based on 2018 production, Argentina is the first largest producer of natural gas and the fifth largest producer of crude and condensate oil in Central and South America, according to the 2019 edition of the BP Statistical Review of World Energy published in June 2019. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2019:

	Wells (1)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,679	3,689	1,849	1,310
Golfo San Jorge	7,793	7,299	73	73
Cuyana	779	718	0	0
Noroeste	46	24	89	45
Austral	111	111	57	57
Onshore	13,408	11,841	2,068	1,485
Offshore	91	46	-	-
Total	13,499	11,887	2,068	1,485

(1)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers

As of December 31, 2019, we held 127 exploration permits and production concessions in Argentina. We directly operate 93 of them, including 19 exploration permits and 74 production concessions.

Exploration permits: As of December 31, 2019, we held 24 exploration permits in Argentina, 20 of which were onshore exploration permits and 4 of which were offshore exploration permits. We had 100% ownership of 10 onshore permits, and our participating interests in the remainder varied between 50% and 70%. Our participating interests in the 4 offshore permits varied between 37.5% and 100%.

Production concessions: As of December 31, 2019, we had 103 production concessions in Argentina. We had a 100% ownership interest in 58 production concessions, and our participating interests in the remaining 45 production concessions varied between 12.2% and 98%.

In addition, we have 35 crude oil treatment plants and 12 pumping plants where oil is processed and stored. The purpose of these plants is to receive and treat oil from different fields prior to shipment to our refineries and/or commercialization to third parties, as applicable. See “Key Information—Risk Factors—Risks Relating to Our Business—Our business depends to a significant extent on our production and refining facilities and logistics network.”

In connection with our main properties, see “—Exploration & Production Activity in Argentina.” Production for each of the last three fiscal years by geographic area and by field containing 15% or more of our total proved reserves are set forth under “—Oil and gas production, production prices and production costs”.

Approximately 95% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (60%) and Golfo San Jorge (35%) basins, and approximately 85% of our proved gas reserves in Argentina are concentrated in the Neuquina (75%), and Austral (10%) basins.

Joint ventures and contractual arrangements in Argentina

As of December 31, 2019, we participated in 10 exploration and 35 production joint ventures and contractual arrangements (27 of which were not operated by us) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 12.2% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2019, see Note 28 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion in exploitation concessions and exploration permits, respectively.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017
Gross wells drilled (1)
Oil	8	10	10
Gas	3	5	7
Exploratory productive	11	15	17
Dry	12	6	2
Total - Exploratory	23	21	19

Oil	305	313	325
Gas	105	131	158
Development productive	410	444	483
Dry	-	1	4
Total - Development	410	445	487

Net wells drilled (2)
Oil	7	7	7
Gas	2	4	6
Exploratory productive	9	11	14
Dry	9	5	1
Total - Exploratory	18	16	15

Oil	224	237	247
Gas	75	84	116
Development productive	299	321	363
Dry	-	1	4
Total - Development	299	322	367

(1)	“Gross” wells include all wells in which we have an interest.

(2)	“Net” wells equal gross wells after deducting third-party interests.

Exploration & Production Activity in Argentina

During 2019, our main exploratory and development activities in Argentina have had the following principal focus:

1.       Operated Areas - Exploratory Activities

During 2019, our exploratory activities were mainly focused on:

1.1	Onshore

Unconventional activities

During 2019, we focused on the regional exploration of shale oil to determine its productivity in different areas of the Neuquina Basin. In 2019, ten wells targeting Vaca Muerta Formation and one workover to Los Molles formation have been drilled. As of the date of the prospectuses, eight Vaca Muerta wells and the workover were positive, and two wells are being evaluated.

Exploration of tight gas continued during 2019 in Rincón del Mangrullo and Cerro Manrique Blocks. Two wells have been drilled and, as of the date of the prospectuses, are pending completion.

●	Conventional activities

●	Neuquina Basin

○	A total of 14 wells targeting conventional oil reservoirs were drilled in the basin. Positive results were obtained in both wells drilled in El Manzano Oeste Block. In Chachahuén Block: four wells were below expectations and eight shallow exploration wells were drilled to gather more detailed geological data on rock and fluid properties. Approximately 2,318.3 meters of cores have been taken in all of them and will be studied.

○	Having fulfilled all commitments in Malargüe Block, and considering the results obtained, the Company decided not to continue with the second exploratory period. Consequently, a note was sent to the Mendoza Province informing of our decision to relinquish the block. As of the date of the prospectuses, we are still awaiting response from the province.

○	During 2019, we requested to the Río Negro Province a second exploration period for the Chelforó Block, which was granted. The drilling of one well was committed.

●	Golfo San Jorge basin

○	During 2019, one exploration well and one workover were drilled in the Golfo San Jorge basin. The exploration activity targeted conventional oil reservoirs with a positive result in the workover drilled in Cañadón de la Escondida Block and negative results in one conventional well in Restinga Alí Block.

●	Cuyana basin

○	A workover targeting conventional oil was drilled in Mesa Verde Block showing positive results.

○	Having fulfilled all commitments in CCyB 17/B and considering the obtained results, we decided not to continue with the exploratory periods and, as a result, the block was relinquished to the Mendoza Province. As of the date of the prospectuses, we are still awaiting response from the province.

●	Austral basin

○	In April 2019, a new exploration block was awarded in Santa Cruz Province: Paso Furh. A joint-venture agreement was signed by YPF and Compañía General de Combustibles S.A. (“CGC”), whereby CGC will be the operator of this area and hold a 50% working interest.

●	Salta Basin:

○	Having fulfilled all commitments in Desecho Chico Block, and considering all results obtained, the Company decided not to continue with the exploratory periods. Consequently, a note was sent to the Salta Province informing our decision to relinquish the block. The province accepted the relinquishment in September 2019.

●	Seismic

○	During 2019, seismic 3D data covering 286 km2 was recorded in Charagua Block (Bolivia) with the purpose of fulfilling commitments and identifying new exploration opportunities. Seismic data processing will be carried out for subsequent interpretation.

1.2	Offshore:

According to the amendments to the Hydrocarbons Law adopted by Law No. 27,007, all exploration permits owned by ENARSA would be transferred to the Secretariat of Energy. YPF participated in three offshore blocks in association with ENARSA (ENARSA 1 block: YPF 35%, ENARSA 2 block: YPF 33% and ENARSA 3 block: YPF 30%) with total acreage of 23,700 km2.

In September 2015, the Argentine Executive Branch and YPF began negotiating the conversion of association agreements signed with ENARSA.

On December 29, 2017 YPF filed a note before the Ministry of Energy confirming its willingness to negotiate the conversion of association agreement related to the Area identified as “ENARSA 1”. In the same note, YPF communicated its decision not to convert the association agreements related to the Areas “ENARSA 2” and “ENARSA 3”.

On October 19, 2018 YPF officially filed another note to the SGE to negotiate the conversion of the association agreement related to the area identified as “ENARSA 1”.

On April 11, 2019 the area “ENARSA 1” was officially converted into “CAN-100”. YPF holds a 100% working interest in this block. However, a partnership agreement was signed by YPF and Equinor Argentina AS in August 2019, whereby Equinor Argentina AS would operate the area holding a 50% working interest. As of the date of the prospectuses, both parties are still waiting for the SE to formalize the agreement. The areas “ENARSA 2” and “ENARSA 3” were formally relinquished on April 11, 2019. With the exception of the above, none of our exploration permits are regulated by Law No. 27,007. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007 (amendment of the Hydrocarbons Law)—Exploration and Production.”

In addition, we obtained three blocks in the bidding round in April 2019 that were added to CAN-100 block: CAN 102 & CAN 114, in the Argentina Norte basin, in partnership with Equinor and MLO-123, in the Malvinas Oeste basin, in partnership with Total & Equinor.

Non-Operated Areas - Exploratory Activities

During 2019, one workover and two exploration wells have been drilled in non-operated blocks:

Agua Salada: one oil well was drilled by Tecpetrol with positive results.

CNQ-7A: one oil well was drilled by Pluspetrol with negative results.

Aguaragüe: a workover targeting Los Monos Formation was drilled by Tecpetrol with negative results.

Development Activities

During 2019, our development activities in Argentina were mainly focused, according to the organizational structure in force in 2019, on the following regions and blocks:

Unconventional Region

During 2019, Unconventional Regional production was 124.5 kboe/d, representing 24.2% of YPF’s total production.

MENDOZA PROVINCE
LA PAMPA PROVINCE
RÍO NEGRO PROVINCE
NEUQUÉN PROVINCE
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2.500.000
2.550.000
5.800.000
5.850.000
5.750.000
5.700.000
70°W
69°W
68°W
38°S
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YPF Operator
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Play Vaca Muerta:
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CARTOGRAPHY "NOC" · PORTFOLIO & RESERVES
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PLAY MAP

1 Aguada De Castro; 2 Aguada De La Arena; 3 Aguada Del Chañar; 4 Aguada Pichana Occidental; 5 Aguada Pichana Oriental; 6 Bajada De Añelo; 7 Bajo Del Toro; 8 Bandurria Sur; 9 Cerro Arena; 10 Cerro Las Minas; 11 Chasquivil; 12 El Orejano; 13 La Amarga Chica; 14 La Calera; 15 La Ribera I; 16 La Ribera II; 17 Las Tacanas; 18 Loma Campana; 19 Loma Del Molle; 20 Pampa De Las Yeguas I; 21 Pampa De Las Yeguas II Norte; 22 Pampa De Las Yeguas II Sur; 23 Rincón Del Mangrullo; 24 Salinas Del Huitrin and 25 San Roque.

Loma Campana Area:

On July 16, 2013, YPF and Chevron signed an investment project agreement for the joint exploitation of unconventional hydrocarbons in Neuquén Province.

During 2019, we focused on increasing lateral lengths and frac stages to improve our productivity, in 2017 we had an average of approximately 1,700 mts horizontal length and 20 Frac Stages, in 2018 an average of approximately 2,200 mts horizontal length and 28 Frac Stages, and finally in 2019 we had an average of approximately 2,400 mts horizontal length and 35 Frac Stages. The total well cost for each Frac Stage was reduced from 488 U.S.$/Stages in 2017 to 389 U.S.$/Stages in 2018 and 315 U.S.$/Stages in 2019.

During 2019, 48 horizontal wells were drilled, and 25 horizontal wells were put into production, achieving a performance that, on average was as expected by the Type Well for the Cocina target. On the other hand, Organico target needs more analysis to evaluate performance. The well design ranges, from 2,100 mts of lateral length and 33 frac stages to 2,570 m of lateral length and 41 frac stages (while the space between frac stages was mainly at 63 m due to High Density Completion (“HDC”) strategy.

During 2019 activity in this area involved a total gross investment of U.S.$ 481 million in drilling and completion (“D&C”) and U.S.$ 101 million in production facilities and other minor capital expenditures.

The Loma Campana Oil Treatment plant, the main facility that processes the oil production from Vaca Muerta is being upgraded.

Major investments in other production facilities have also been executed during this year (Primary Separation Unit No. 8 Revamping, Water supply and disposal facilities). Production peak was reached on August with 46.2 (kbbl/d).

As stated before, HDC stimulation design was implemented showing promising results when compared with previous campaigns, preliminary analyses show an increase of Estimated Ultimate Recovery (“EUR”) against 2018 and previous completions. In 2020 we plan to combine numerical simulation studies and field tests to keep improving stimulation designs. Several other pilots are in progress such as the use of 100% natural sand (percentage of ceramic support agent was removed), low viscosity fluids and the pumping sequence adjustments. Well spacing pilots are under execution to evaluate optimized development strategies in certain areas of the field.

A delineation well was executed at one of the upper levels of Vaca Muerta. With this information and some other delineation wells that are currently under execution we seek to define the potential in the levels of progradations in Vaca Muerta. A successful scenario will allow us to exploit additional targets following the levels that are currently under development. Recent results of the first well are under analysis.

Horizontal wells were drilled in areas that had already been exploited with vertical wells, obtaining good results. This encourages the possibility of returning to certain areas of the block and improving the recovery factor in them.

The core zone in development was expanded from sector East to the South East and to the Center of the field.

La Amarga Chica Area:

On December 10, 2014, YPF and PETRONAS E&P ARGENTINA S.A., an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia, executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the Neuquén province. YPF will be the operator of the area.

The Pilot Plan, comprising 30 wells in three years, started in May 2015. At the end of the first phase, a total of six horizontal and three vertical wells were drilled, with results over performing previous expectations. Based on those positive results, PETRONAS E&P ARGENTINA S.A. agreed to continue co-investing in a second phase of the pilot project. By the end of 2016, four additional horizontal wells from this phase were drilled, reaching a total of nine drilled wells during 2016, with a drilling rig fully dedicated to the project. During 2017, 12 horizontal wells were drilled, completing phase two of the project and paving the way for the final phase of the project. Six of those wells were put into production with the expected performance. All of the drilled horizontal drains were standardized at 1,500m long except for two wells that reached 2,000m. An improvement in performance of drilling (time and cost) is still observed, with drilling time and well cost being reduced by 22% and 11%, respectively, between 2017 and 2018.

At the beginning of 2018, YPF and PETRONAS E&P ARGENTINA S.A., an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia, ratified their intention to continue with the pilot in the area. During 2018, the pilot phase of the area project was completed (seven wells were drilled, initial results behave according to expectations) and the third phase was initiated, where both companies considered the drilling of ten horizontal wells and the construction of new facilities and installations in order to transport the shale oil production derived from the area.

During 2019, 41 wells were drilled, and 20 wells were put into production, achieving a performance above expectations set by the Type Well in La Amarga Chica. Well design ranges reached an average 1,900 m of lateral length and 28 frac stages. Also, ten vertical wells were drilled for control or water purposes.

Activity in this area during 2019 involved a total gross investment of U.S.$ 379 million in D&C and U.S.$ 74 million in production facilities and other capital expenditures.

Production peak was reached on December with 17.1 kbbl/d

In addition, many optimization strategies were tested and implemented in 2019, leading to a growth in fluid and proppant intensities (of up to 5000 lb/ft).

Up to five landing zones have been targeted and are under evaluation in some areas of the field.

A new high-density completion design was implemented as a standard resulting in an EUR growth (estimated near 6-7%).

Oil recovery technologies under laboratory tests phase have also been improved

Parent-child effect has permanently been monitored in order to optimize the field development strategy.

Cemented sleeve technology was implemented in one well in order to mitigate possible casing restriction.

Bandurria Sur Area:

On July 5, 2017, YPF and SPM Argentina S.A. executed an agreement defining the main terms and conditions for the joint development of a shale oil pilot in two phases. YPF will be the operator of the area.

On July 18, 2018, by means of Decree No. 1,020/18, the Argentine Executive Branch of the Province of Neuquén authorized the assignment of participation foreseen in the definitive agreements.

On October 10, 2018, we had a major spill in the area of Bandurria Sur caused by a blowout (decontrol of well). For this reason, the provincial government decided to revoke the environmental licenses for pads eight and nine (this last one containing the uncontrolled well). As of the date of the prospectuses the pad eight has already normalized and continues the scheduled perforation activities and with respect to the pad nine we continue the remediations activities.

YPF and SPM continued to assess the performance of wells in different zones of the block and evaluation of different field development approaches.

During 2019, fourteen horizontal wells were drilled, eight wells put into production in last quarter of the year. As the date of the prospectuses, the performance of those wells is under evaluation. Well design ranges reached an average of approximately 2,400 m of lateral length and approximately thirty-six frac stages. Also, two vertical wells were drilled for control purpose.

Activity in this area during 2019 involved a total gross investment of U.S.$ 178 million in D&C and U.S.$ 43 million in production facilities and other capital expenditures.

Production peak was reached on December 2019 with 7 kbbl/d.

The largest horizontal well in the basin targeting of Vaca Muerta formation is YPF.Nq.LCav-45(h) with 7.190 m of depth. It was drilled on December 2019 and is expected to be put into production during 2020.

On January 2020, YPF was notified of the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS (jointly, the “Consortium”) of the entire share package of SPM. This assignment required payment by SPM of the pending value that amounted approximately to U.S$105 million, which has already been received by YPF.

On January 30, 2020 YPF entered into an agreement (the “Agreement”) with the Consortium, through SPM, by which the main terms and conditions were agreed for the sale of an 11% additional in the Bandurria Sur area, located in the Province of Neuquén. YPF will continue to be the Area operator.

The Agreement provides a period of exclusivity for the negotiation and execution of definitive contracts. Once they have been executed and certain conditions precedent have been met, among which are the approvals of the corresponding bodies of the companies and the approval by the Province of Neuquén, SPM shall acquire the additional 11% participating interest in the concession for the non-conventional exploitation of the Area, so the Consortium will amount to an indirect participation in the concession of 60%, with YPF retaining the remaining 40%.

Bajo del Toro Area:

Between 2012 and 2015, YPF and its partners (EOG Resources Inc, successor to Enron Oil & Gas Company, and Gas y Petróleo de Neuquén) drilled one slanted and two vertical exploratory wells. One of the vertical wells and the slanted well were completed (with six and eight frac stages respectively) and proved oil production from the whole organic-rich section of the Vaca Muerta Formation. The other vertical well was used for reservoir characterization and for micro seismic monitoring of the slanted well. Between 2016 and 2017 the joint venture was dissolved, and part of the block reverted to the province.

On January 2018, YPF, Bajo del Toro I S.R.L. and Statoil Argentina B.V- Sucursal Argentina entered into an agreement defining the main terms and conditions for the joint development of a shale oil pilot in Bajo del Toro block, with YPF as the operator of the area.

During 2018, the joint venture continued with the characterization and evaluation of Vaca Muerta initiated in 2012, placing a pad in the southwestern area of the block. The pad included one vertical pilot section plus a side-track horizontal drain and one horizontal well. The objective of the horizontal drain/well was to test productivity in different landing zones. The objective of the vertical pilot section was data acquisition (core and full suite of logs) for reservoir characterization.

Additionally, on October 12, 2018, by Decree No. 1,755/18, the province of Neuquén approved the assignment of a portion of the concession in favor of Statoil, thereby satisfying the conditions precedent set forth in the agreement.

During 2019, two wells were drilled, and two wells drilled in 2018 were put into production, achieving a performance like was expected by the type well.

During 2019 activity in this area involved a total gross investment of U.S.$ 16 million in D&C and U.S.$ 8 million in production facilities and other capital expenditures.

Chihuido de la Sierra Negra Sudeste – Narambuena Area:

During April 2014, YPF and subsidiaries of Chevron Corporation executed a new agreement with the objective of the joint exploration of unconventional hydrocarbons in Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. During 2015, this activity began with the D&C of two vertical wells that allowed the defining of the location and landing zone for the horizontal well. Subsequently, a third vertical well was drilled to delineate the extension of the area to the eastern sector of the block. By the drilling, completion and testing of these wells, the commitment for the initial phase of the project signed in April 2014 was fulfilled. During the second half of 2016, the joint venture between YPF and subsidiaries of Chevron Corporation continued the exploratory stage by evaluating the long-term tests of the horizontal well and third vertical well in this area located in the black oil window of the area.

During 2018, there was no activity in the area. A pilot phase was initiated in 2019, including the drilling of four horizontal wells which landed in three different landing zones. Two of them where completed and the other two are planned to be completed during 2020.

During 2019 activity in this area involved a total gross investment of U.S.$ 36 million in D&C and U.S.$ 1 million in production facilities and other capital expenditures.

El Orejano Area:

On September 23, 2013, YPF and Dow Europe Holding B.V. and PBB Polisur S.A. (our current 50% partner in the area) signed an agreement relating to the joint development of an unconventional gas pilot project in the Neuquén Province.

The project has been in development phase since July 2016, and three targets are being drilled and produced.

During 2019, two horizontal wells were drilled, and four wells drilled in 2018 were put into production achieving a performance below expectations.

During 2019, activity in this area involved a total gross investment of U.S.$ 24 million in D&C and U.S.$ 21 million in production facilities and other capital expenditures.

Due to the gas market conditions, the production of the area was limited, and D&C of new wells is suspended. See “Information on the Company—Gas and power—The Argentine natural gas market”

Rincón del Mangrullo Area:

In Mulichinco formation at Rincón del Mangrullo concession, Pampa Energía S.A. (“Pampa Energía”) acquired 50% of the working interest during 2015. During 2019, one directional well, drilled in 2018, was put into production.

Instead, Vaca Muerta Formation in this block is 100% owned by YPF.

During 2019, two horizontal wells were drilled, eleven wells were put into production with results below expectations in the first pad due to the presence of faulting and the absence of one of the landing zones. On the other hand, the second pad exceeded the expectations reaching the best performance in the area, regardless of the landing zone. Finally, a four well pad was drilled, completed and turned to sales in 2019 with the results in line with the expectations. Well design ranges reached an average of approximately 1,900 m of lateral length and approximately 26 frac stages.

Activity in this area during 2019 involved a total gross investment of U.S.$ 51 million in D&C and U.S.$ 16 million in production facilities and other capital expenditures.

Production peak was reached in September with 4.9 (Mm3/d

Due to the gas market conditions, the production of the area was limited, and the D&C activity of new wells is suspended. See “Information on the Company—Gas and power—The Argentine natural gas market”

Aguada de la Arena Area:

On May 13, 2016, YPF and Pampa Energía executed an agreement that subjects them to certain conditions precedent under which, upon closing of the acquisition by Pampa Energía of a controlling stake in Petrobras Argentina S.A (“PESA”). PESA will assign to YPF certain participating interests in two exploitation concessions in areas with gas production and significant gas development potential (tight and shale) located in Neuquina basin, which shall be operated by YPF. The conditions previously mentioned, and the assignment to YPF of the participating interest were concluded during 2016. As a result, the participating interests acquired were: (i) a 33.33% participating interest in Río Neuquén block located in the province of Neuquén and the province of Río Negro and (ii) an 80% participating interest in Aguada de la Arena block located in the province of Neuquén. In addition, on February 23, 2017, YPF and PetroUruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in Aguada de la Arena area. As a result, YPF has increased its participating interest in Aguada de la Arena area to 100%.

During 2019, three horizontal wells from the pilot phase were drilled, and six horizontal wells were put into production, three of them located in the gas zone and three in the gas and condensate zone.

An extended test was planned in the northeast area in order to evaluate the initial productivity. The extended test was carried out in the 3 wells located northeast of the block in the gas and condensate zone, the GOR (the gas oil ratio) was corroborated, and a PVT (Pressure Volume Temperature) sample to characterize the reservoir fluid (Dewpoint and Liquid Drop Out). Sampling was taken from the AdlA-1009h well (and results are still pending analysis).

The first wells that were put into production in the gas zone show high productivity similar to the high type well in the El Orejano area.

Well design ranges reached an average 1,700 m of lateral length and 22 frac stages.

Activity in this area during 2019 involved a total gross investment of U.S.$ 30 million in D&C and U.S.$ 30 million in production facilities and other capital expenditures.

The field had restrictions on gas treatment and evacuation capacity. During 2019 the Early Production Facilities North and Center were built. The development of the field was postponed due to macroeconomic conditions related to the price of gas. Production peak was reached on October 1.4 Mm3/d. D&C of new wells is suspended subject to market conditions. See “Information on the Company—Gas and power—The Argentine natural gas market”

La Ribera Area:

This block, located in the center of Neuquina basin, is 100% owned by YPF. The concession area comprises two separated regions: La Ribera I, covering 21.88 km2, and La Ribera II, covering 61.1 km2.

During 2019, the four wells drilled during 2018 were put into production and confirmed the productivity expected from larger laterals wells. Additionally, four more wells were drilled, completed and put into production in the western part of the block, confirming productivity and GOR as expected.

One of the wells targeted a new landing zone with productivity according to expectations. Finally, a four well pad was drilled and completed, which will be put into production in 2020. The field is restricted in treatment capacity. The drilling of a five well pad was cancelled after spudding due to macroeconomic conditions related to the price of gas.

3D Seismic was acquired in the block.

Well design ranges reached an average 2,300 mts of lateral length and 26 frac stages.

Activity in this area involved in 2019 a total gross investment of U.S.$ 86 million in D&C and U.S.$ 12.5 million in production facilities and other capital expenditures.

Production peak was reached on September 1.07 (Mm3/d).

D&C of new wells is suspended subject to market conditions. See “Information on the Company—Gas and power—The Argentine natural gas market”

Aguada del Chañar Area:

In June 2019 YPF acquired the concession of Aguada del Chañar, through Decree No 1,096/19 of the Neuquén Province. Aguada del Chañar block (57.4 km2) is located adjacent to La Amarga Chica area. The concession of the block, which includes unconventional resources in the Vaca Muerta formation expires in 2054.

Non-Operated Areas - Development Activities:

Aguada Pichana Este Area:

This block is operated by Total S.A., YPF holds a 27.2% working interest in the Mulichinco Formation, and a 22.5% working interest in the Vaca Muerta Formation.

During 2019, twelve horizontal wells were drilled. These wells are part of the shale gas development project that consist of drilling around forty wells with 2,500 m of drain in three landing zones (La Cocina and two Organic intervals) in Vaca Muerta Formation.

Six wells were put in production in 2019, two which had been were drilled in 2018 and the rest in 2019. All of them obtained results in accordance with expectations.

Due to the gas market conditions, the activity in the area has been suspended. See “Information on the Company—Gas and power—The Argentine natural gas market”

Aguada San Roque Area:

This block is operated by Total S.A. and YPF holds a 34.11% working interest.

In the second quarter of 2018, during the Pilot stage, two wells landed in Organico Level, were completed and connected (2,500m of drain) and other two wells landed in La Cocina Level, were completed and connected during the second quarter of 2019 (2,500m and 2,000m of drain). Production did not reach expectations in any of them.

Aguada Pichana Oeste Area:

This block is operated by PAE, and YPF holds a 30% working interest.

In 2017 we commenced a shale gas pilot phase in the Vaca Muerta Formation. Three vertical pilot wells and ten horizontal wells were drilled in four different spots across the block. Lateral length drilled range from 2,000 to 2,500 m in several landing zones, including La Cocina and the lower and upper Orgánico. Eight wells were connected, of which four are producing more than expected while the remaining four are producing in accordance with expectations or less.

In 2019, four additional wells were drilled and completed.

Pampa de las Yeguas Area

This block is operated by EXXON Mobil Exploration Argentina S.R.L., and YPF holds a 50% working interest.

One well was drilled in 2017 and two more were drilled in 2018 as part of a pilot project. Two of them landed in “La Cocina” interval and the other one at the landing “Orgánico” zone.

All the wells were connected during the first months of 2019 and are producing as expected.

No drilling activity was performed in 2019 nor any is planned in 2020.

La Calera Area:

This block is operated by Pluspetrol, and YPF holds a 50% working interest.

One exploration well with 1,500 m of drain landed in the “Orgánico” level was connected during the first quarter of 2018 and produced better than expected. The pilot stage started during the fourth quarter of 2018 and continued during 2019, which included the drilling of nine wells to La Cocina, Orgánico Inferior A and Orgánico Inferior B (2,000 m of lateral length). All wells were connected during 2019 and are producing better than expected.

On November 2, 2018, the province of Neuquén, through Decree No. 1,834/18, granted a non-conventional hydrocarbons exploitation concession to both companies.

Later in 2019, during the pre-development stage, twelve wells with 2,000 m of drain, were drilled in the low GOR area (North-east of the block) to the same landing intervals as the pilot.

Production peak was reached on December 2.1 Mm3/d and 3.4 Kbbl/d.

Bajada de Añelo Area:

This block was operated by O&G Developments Ltd. S.A., and YPF holds a 50% working interest. On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement, through which YPF and O&G agreed on the main terms and conditions for the joint development of a shale oil and shale gas pilot in two phases.

Drilling activity started in 2017 in the southeast corner of the block with the first pad of four wells. Three of them were abandoned during drilling stage due to operational issues. Only one of these wells was connected and is producing better than expected.

Eight wells were drilled in 2018 in two different pads and reached three landing zones (“La Cocina”, “Organico Inferior”and “Organico Superior”) and were connected in 2019. Production was frequently interrupted due to operational issues and lack of internal facilities.

No drilling activity was performed in 2019.

Centro Region

During 2019, Centro Region production was 142.5 kboe/d, representing 27.7% of YPF’s total production.

1 Agua Salada; 2 Aguada Villanueva; 3 Al Norte De La Dorsal; 4 Dadín - Lote I; 5 Dadín - Lote II; 6 Dadín - Lote III; 7 Estacion Fernández Oro; 8 La Yesera; 9 Lindero Atravesado; 10 Loma La Lata - Sierra Barrosa; 11 Loma Negra; 12 Los Caldenes; 13 Meseta Buena Esperanza; 14 Octógono and 15 -16 Río Neuquén.

Octógono Block:

Continuing with the activity of 2017, during 2018 five wells were drilled in the northern area of the field targeting gas-bearing intervals in Lajas formation. In May 2018 we started the waterflooding in Campamento Dos field. We are injecting in two pilots in Challacó formation.

Due to the gas market conditions the drilling activity in Lajas Formation was suspended for 2019. See “Information on the Company—Gas and power—The Argentine natural gas market.”

Al Norte de la Dorsal Block:

During 2018, two wells were carried out (1 drilled in 2017 and completed in 2018 and one drilled and completed in 2018).

During 2019 we did not have any activity in gas wells and, due to the gas market conditions.

Cerro Bandera Block:

On November 22, 2017, YPF entered into an assignment agreement with Oilstone Energía S.A., in respect of 100% of the exploitation concession in the Cerro Bandera area. YPF owns the La Via field and the exploration concession in Vaca Muerta and Los Molles formations.

No rig activity was performed in 2019 in Los Molles Formation.

The Anticlinal Campamento Block, the Al Sur de la Dorsal Block, the Dos Hermanas Block, the Ojo de Agua Block.

On July 24, 2019, YPF S.A gave the assignment production rights to Oilstone Energía Sociedad Anónima by the Decree No. 1346/19.

Loma La Lata – Sierra Barrosa Block:

During 2018 we drilled 10 gas wells in Sierras Blancas formation (six vertical and four horizontal wells), of which six wells were completed, and four of which are already in production, with an achieved production rate according to expectations.

During 2019 we drilled nine gas wells in Sierras Blancas formation (five vertical and four horizontal wells), of which nine wells were completed. Eight of them are already in production, with an achieved production rate according to expectations.

The goal of this project is to design a field development plan for Vaca Muerta formation in the western area of Loma La Lata – Sierra Barrosa block. The project was divided in stages. During 2018, the first two wells were drilled, and their completion was scheduled for the first quarter of 2019. One well was started and finished in 2019. Due to the wide variety of results, activity was suspended.

During 2019, we had a well control incident in one exploratory gas well under production in the Loma La Lata field. After deploying our contingency plan, we managed to control the well and secure the location.

Aguada Toledo–Sierra Barrosa Area: Tight gas segment 5 (Lajas formation)

During 2018, seven wells were drilled in Lajas formation (1 was horizontal). Additionally, one well was drilled in Pre-Cuyano and Lajas formations. It produces from Pre-Cuyano and results were below than expectations.

Los Caldenes Block:

During 2017, two developing wells were drilled in the Los Caldenes field (gas target), one of which was completed during the first quarter of 2018.

During 2019, there was no activity in Los Caldenes field due to the gas market conditions. See “Information on the Company—Gas and power—The Argentine natural gas market.”

Manzano Grande field:

In order to continue with the activity in the oil block, in 2018 we drilled two wells in the Manzano Grande block (oil target), both of which are currently in production.

During 2019 four wells were drilled and completed, all of which were equipped with beam pumping system. A 160-cubic meter tank was installed at the separation facilities, and the facilities to lead tracks to transport the oil were improved. In addition, a fuel gas separator was installed and a new natural gas power plant to generate power energy is being constructed.

Estación Fernández Oro (“EFO”)

During 2019, several projects were completed that allowed an increase in production, treatment and compression capacities. With respect to drilling activity, we completed 28 gas wells targeting the Lajas formation, in general with positive results for the development wells.

The main objective of the activities conducted during 2019 was the expansion of the gas treatment capacities, the compression and transport plants. The most relevant projects were the following:

●	Construction and assembly of an LTS (Low Temperature Separator) EFO plant

●	Construction of a new gas pipeline for the sale of EFO plant to NEUBA I trunk gas pipeline

●	Expansion of the low and ultra-low pressure compression plant

●	Separator Revamp in Battery 2 ultra-low pressure Compressor

●	New Scrubber ultra low pressure at Gas Treatment Plant

●	Degasser facilities at Battery 2 to decrease the vapor generation from the condensate. Currently working on the condensate stabilization facilities.

●	Expansion of the Gathering Network to EFO North Location.

●	Improvements at the Well Pads installing new manifolds that allow produce wells in high, low or ultra low pressure with capability to measure gas production per well

●	Working on improvements at the water treatment and injection plant and location gas treatment plan.

Río Neuquén block:

During 2017, the four wells drilled in 2016 were completed, all of them above the average estimated production. An Integral Field Development Plan (FDP) was defined, considering appraisal, infill and development sub-projects. The goal of these projects is to define the optimum production rate. In any case, from the proposed plan investments will be made in facilities to increase the production capacity from 3.5 up to 5.5 million cubic meters per day. As a result of the FDP six wells were drilled during 2017 (2 of them were already completed, one of them with initial production rate above the expected average and the other was an appraisal with results under expectations).

Following a proposed Integral FDP, during 2018, four wells were drilled and completed in 2017 (one well was for delimitation and the other three for development, all with positive results). During 2018 a total of 12 wells were drilled: (four of which were drilled in 2017 and completed in 2018, and the remaining eight were drilled and completed in 2018). Of those wells, there were three delineation wells, with satisfactory results and nine development wells, three with results according to the type well, three with few data production up to date, one currently in process of completion and two of them were finished in 2019 with positive results

During 2019 the three wells that were drilled in 2018 were completed with results as expected. Regarding the investments in facilities we realized the following:

●	According to expectations, the capacity of the compression and treatment plant was increased to 5.5 million cubic meters per day, compression capacity in 2.4 million cubic meters per day in ultra low pressure and 3.1 million cubic meters per day in low pressure.

●	The low pressure gathering network was expanded following the development and location of new wells installing 2 km of new pipes.

●	The gathering ultra low-pressure network was expanded reaching new locations in order to transport the production of the most depleted wells and the installation of additional 2 km of new pipelines.

●	three wells locations were constructed to drill new wells next year, attentive to the need of the gas market.

●	We also invested in water well and facilities to supply water to well fracking operations

●	enhancements on oil treatment plant in order to improve the security and quality conditions

Non-Operated Areas - Development Activities:

Lindero Atravesado block:

This block is operated by Pan American Energy LLC. YPF holds a 37.5% working interest.

During 2018, one well with the Vaca Muerta formation objective, and three wells, in the Lajas Formation target, were connected and produced in accordance with expectations. In addition, two more wells were drilled in Quintuco Formation, where one of the wells is producing better than expected and the other is producing below expectations.

During 2019, 6 wells were drilled and completed in Vaca Muerta formation objective, 4 of them in El Chañar area (Northern part of the block) and 2 in Perilago area. Wells were connected and produced in accordance with expectations. 5 wells were landed in Cocina landing zone, while the sixth was landed in a new landing zone called Organico Inferior. In 2020, we expect to drill 8 new wells in El Chañar area, as part of a full development project, that is going to drain Cocina and Organico Inferior horizons.

Loma Negra block:

This block is operated by CAPEX S.A. YPF holds a 35% working interest.

During 2018, three wells were drilled and completed in the Loma de Maria Gas formation.

During 2019, four wells drilled in 2018 were connected in Loma de Maria Field, Lajas Formation. One more well was drilled and completed in the same area during 2019, with results below expectations.

Two additional wells were drilled in El Latigo Occidental as part of a Secondary Recovery Pilot Project. They are still pending connection.

La Yesera block

The Joint Venture of the block is composed by CAPEX SA – YPF SA - Metroholding SA - Corporación Financiera Internacional - San Jorge Energía SA, and is operated by CAPEX. YPF holds a 35% working interest.

During 2019, one Side Track well was drilled with Precuyo target but could not reach total depth and was abandoned due to a mechanical incident.

Agua Salada block

This block is operated by Tecpetrol. YPF holds a 30% working interest.

During 2018 two wells were drilled in Cuyo Inferior, Punta Rosada and Loma Montosa formations: LA.a-6 and JdMo.a-2. The first one is producing better than expected while the second one is performing below expectations.

During 2019, two appraisal wells were drilled. One of them in Loma Azul Field and the other one in Loma Cortada Field. Both produced less gas than expected.

Norte Region

During 2019, Norte Region production was 117.5 kboe/d, representing 22.8% of YPF’s total production.

PLURINATIONAL
STATE OF
BOLIVIA
SALTA PROVINCE
REPÚBLICA DE CHILE
PROVINCIA
OF MENDOZA
PROVINCIA
DE LA PAMPA
PROVINCIA
DEL NEUQUÉN
Miles
LEGEND:
Operating Grant Blocks:
YPF Operator
YPF Participation
CARTOGRAPHY "NOC" - PORTFOLIO & RESERVES
YPF
REPUBLIC OF ARGENTINA
NORTHEN
REGIONAL

1 Acambuco I; 2 Aguaragüe; 3 Altiplanicie Del Payun; 4 Barrancas; 5 Cajón De Los Caballos - Sector Oriental; 6 Campo Duran – Madrejones; 7 Cañadon Amarillo; 8 Ceferino; 9 Cerro Fortunoso; 10 Cerro Hamaca; 11 Cerro Morado Este; 12 Chachahuen Sur; 13 Chihuido De La Salina; 14 Chihuido De La Salina Sur; 15 Chihuido De La Sierra Negra; 16 Confluencia Sur; 17 Don Ruiz; 18 El Manzano; 19 El Manzano Oeste (Resto); 20 El Porton; 21 Filo Morado; 22 Gobernador Ayala; 23 Jagüel Casa De Piedra; 24 Jagüel Casa De Piedra; 25 Jagüel De Bara; 26 Jagüel De Los Milicos; 27 La Bolsa; 28 La Ventana; 29 Las Manadas; 30 Llancanelo; 31 Llancanelo R; 32 Loma Amarilla Sur; 33 Loma De La Mina; 34 Mesa Verde; 35 Paso De Las Bardas Norte; 36 Puesto Hernandez; 37 Puesto Molina Norte; 38 Puesto Pinto; 39 Puntilla Del Huincan; 40 Ramos; 41 Rio Pescado; 42 Rio Tunuyan; 43 San Antonio Sur; 44 Señal Cerro Bayo; 45 Señal Picada - Punta Barda; 46 Valle Del Rio Grande; 47 Vizcacheras; 48 Volcan Auca Mahuida and 49 Zampal Oeste.

Operated Areas

Barrancas block:

Drilling activity during the last years focused on the following fields:

Barrancas: During 2019, a secondary recovery project was executed, to reestablish injection points throughout the field. So far, the results have been favorable, with some mechanical problems in the intervened wells. Eight repairs of water injectors were made

Ugarteche: The area restarted its activity in 2015 after ten years without drilling. Until 2017, the project included four wells drilled in the Ugarteche Occidental area. During 2018, ten wells targeting oil were drilled and three workovers were made. The results were better than expected.

During 2019, five wells were drilled. Three of them resulted productive, and the other two, unproductive. Four workovers were also part of the activity with better than expected results. The total remaining project activity is expected to be executed between 2020 and 2021

Estructura Cruz de Piedra: During 2018, two oil wells were drilled, with results below expectations. Likewise, we continued the execution of the project of secondary recovery expansion towards the southwest of the field by repairing two producing wells and one water injector conversion. As results were below expectations, the project has been temporarily suspended, while a re-evaluation is being carried out.

Lunlunta Carrizal: The area restarted the repair of production and injection wells in 2019 after four years of inactivity.

During 2019, the well investment activity in the northern area of this field was reactivated through the secondary optimization project. The activity included seven oil well workovers and five water injector conversions. The results were as expected. The project also includes the drilling of oil producing wells and water injectors. Its complete execution is expected to happen in 2022.

Mesa Verde block:

In 2014, exploration well MV.x-1 revealed the Río Blanco formation to be a productive horizon. The exploitation concession of this block was obtained during the second half of 2016. This allowed us to drill an appraisal well, which confirmed the expansion of the field.

In 2017, the delineation and development continued with the drilling of nine wells (between advanced and development wells) with results according to expectations.

During 2018 the development of Zone 1 (Middle Zone) was completed through the drilling of seven wells and two workovers, with results as expected.

During 2019, ten new oil wells were drilled, including advanced and development locations with results according to expectations. This included three workovers and two hydraulic fracture stimulations.

The project includes the study, delineation and development of extension zones of the field.

La Ventana block:

Between 2015 and 2017, a new integrated static-dynamic model of La Ventana Central was developed in Vacas Muertas Through this study, a secondary recovery optimization project was created. The objective of the project was to improve both areal and vertical efficiency of the secondary recovery project through the drilling of 21 wells and 45 workovers during the upcoming years. The project began its first phase in 2018, with the drilling of three wells. In these wells special profiles and core samples were taken to capture new information and reduce uncertainties of the project.

Additionally, La Ventana was selected as part of a regional study to the Barrancas formation to develop EOR (tertiary recovery) with the objective of determining if it is convenient to start with a pilot project. During 2016, the identification of the SP formulation (Surfactant Polymer) compatible with the temperature and salinity of the formation was made.

In 2018 the activity of SWTT (Single Well Tracer Test) was carried out, in order to test the SP formulation identified. Positive results were obtained confirming that a reduction in the range of 40% to 50% of the residual oil saturation can be achieved. No activity was performed during 2019 and the project is momentarily suspended.

Vizcacheras block:

Vizcacheras was selected as part of a regional study to the Barrancas formation to develop EOR (tertiary recovery) with the objective of determining whether it is convenient to start a pilot project. During 2016 the identification of the SP (Surfactant Polymer) formulation compatible with the temperature and salinity of the formation was made. During 2017 and 2018, two single well tracer tests were carried out to test the potential of the formulation. Positive results were obtained confirming that a reduction in a range of 40 to 50% of the residual oil saturation can be achieved. According La Ventana SP pilot results, other SP pilots are expected to start in Vizcacheras Block in the next years.

During 2019 a gel injection project was executed in Vizcacheras Mainfield with the objective to decrease the water/oil ratio in the Papagayos Formation. Two oil wells workovers were done for this purpose with results as expected. The total remaining project activity is expected to be executed in 2020. There was no drilling activity in this block during 2019.

Llancanelo Block:

During 2018, there was no drilling activity in this heavy oil field since the new corporate agreement within the joint venture was not achieved.

During 2019, after agreeing to a royalty reduction with the province in respect of the Llancanelo heavy oil field in the Mendoza province, we have been able to start the first field development in the country using low-cost multilateral wells reducing our environmental footprint in a sensitive area.

Two development wells and two appraisal wells were drilled in this field. The development wells were multibranch (with five horizontal branch each, to increase the contacted net pay) and the other two were single horizontals, all of them geo-navigated in green and olive levels.

The positive results lead to continue with the development plan using the multibranch technology.

In addition, the behavior of the bottom heater in the well Ll-2012(h) installed in 2017 was successful, so the expansion of bottom heater project was initiated in 2019 with three wells. The objective of the heater is to improve the productivity of the well by increasing the mobility of the oil.

Finally, the field electrification will start in 2020 to provide the electricity that will be used by the heaters.

Cerro Fortunoso Block:

The main project in this field is the waterflooding optimization and expansion.

During 2019, the activity was focused on the Northern and Central blocks. It resulted as expected, which included three new water supply wells, one infill well, seven conversions to injectors, two workovers in Valle del Río Grande Block to increase the water produced to be used in Cerro Fortunoso.

Valle del Río Grande Block:

Malal del Medio:

During 2018, after visualizing the development opportunity for the productive formation “Neuquén Group” in the Malal del Medio Oeste field, three advanced oil wells were drilled during the conceptualization stage to obtain information and delineate the size of the field. The two wells that were drilled in the Northern Plunge of the structure were unproductive, while the well located in the South Sector was productive for oil.

Loma Alta Sur:

This field has a mature waterflooding operation.

During 2019 we started a secondary recovery optimization project, through five oil workovers, four water injector workovers, and the installation of a new water treatment plant.

Chihuido Sierra Negra Block:

Desfiladero Bayo:

The secondary optimization project started in 2016. It included injection well workovers, wellhead acids and the adequacy of the injection facilities (with the installation of a Water Injection Plant) to guarantee the water quality required. During 2019, five workovers were made, and injection facilities were finished. The results obtained were as expected.

Additionally, the Polymer Injection Pilot Project continues. It started in 2016 and included drilling of producing wells, injector conversions, and the construction and assembly of a polymer injection plant. Polymer injection began in August 2016. In 2018 a change in the vertical injection profile was observed, and during 2019 a response of incremental oil has been reported that allowed for the first time to certify proved reserves associated to EOR projects in the area. In addition, thirteen injectors and three producer wells were drilled to expand the Polymer Injection Project and two additional polymer injection plants were installed. As the date of the prospectuses there are still no results.

During 2019, in the Desfiladero Bayo East area, four wells were drilled, and two workovers were done to optimize the secondary development and expand it to the northern part of the field. The results were as expected.

In addition, a pilot project of polymer injection began in 2019 in this area with the installation of another plant. The polymer injection began in January 2020.

Puesto Molina Area:

During 2017, the first appraisal well was drilled, achieving completion in 2018 in the Eastern Flank of the field where there is no production. The well produces with a high water cut, therefore, the project has been canceled.

Chihuido Sierra Negra Area:

During 2019 static and dynamic models were updated in this mature field and, as a result, seven workovers and ten wells are expected to be drilled in 2020 with the objective of optimizing the secondary recovery project. In addition, the main activities during 2019 consisted of surveillance and maintenance of secondary recovery production

Chachahuén SurArea:

During 2018, to complete the development of productive formations Rayoso Clástico Cycle 1, Cycle 2a and Cycle 3a, the drilling activity in the block continued with 52 new wells: 32 development oil producers, eight horizontal oil producers, three appraisals well, two extension wells and seven water injectors. The results were as expected, except in Cycle 1 which was below expectations. The secondary recovery project for Cycle 2a and Cycle 3a is also under execution and results continue to be as expected.

During 2019, seven new wells were drilled to complete the development of productive formations Rayoso Clástico Cycle 1, Cycle 2a and Cycle 3a.

Cerro Morado Este Block:

In 2016, YPF discovered the Cerro Morado Este field with the drilling of the CMoE.x-1 well, which was productive in the Centenario formation.

During 2017 the delineation of the Cerro Morado Este field continued by drilling five extension wells.

In 2018 YPF obtained the exploitation concession of this field. Four evaluation wells were drilled with positive results to delimit and estimate the productivity of block.

During 2019, nineteen appraisal wells were drilled to continue with the delimitation of the block with positive results. In 2020 we expect to continue with the delineation of the area and begin to develop it.

Cañadón Amarillo Block:

During 2018, three wells targeting oil were drilled corresponding to the Cañadón Amarillo Somero project (La Tosca and Chorreado both in the North and the South areas). The wells were drilled at the end of 2018, one of which produced as expected, while the other two resulted below expectations. In addition, one gas appraisal well was drilled with positive results.

During 2019, three workovers were done associated with Cañadón Amarillo Somero Project (La Tosca and Chorreado both in the North and the South areas). The results were as expected.

Volcán Auca Mahuida and Las Manadas blocks:

During 2018, five wells targeting oil were drilled with results below expectations. With the results obtained the project of development of the Centenario and Mulichinco formations is being reinterpreted and reformulated. No activity was done in 2019.

Señal Picada – Punta Barda block:

Señal Picada Field: During 2018, four wells were drilled with results as expected (three oil development producers and one water injector). During 2019, four workovers were done with results as expected.

Punta Barda Field: During 2018, fourteen wells were drilled with results as expected (ten oil development producers and four water injectors). The project is momentarily suspended.

Non Operated Areas:

Puesto Pinto (CNQ7/A) and Jagüel Casa de Piedra Blocks:

During 2018, 29 oil producing wells and 10 water injection wells were drilled to the Centenario Formation with results as expected, to continue with the water flooding project started in 2006.

During 2019, 39 oil producing wells and seventeen water injection wells were drilled to the Centenario Formation in order to continue with the field development project. Results were as expected. Most of the new wells were located in border zones to expand the productive area of the project.

Additionally, the construction of the facilities for the polymer expansion project also continued.

Gobernador Ayala (CNQ7) Block:

During 2018, seventeen oil producing wells and nine water injection wells were drilled to the Centenario Formation with results as expected, to continue with the development of secondary recovery project in the area, and the development of the new field Jagüel Casa de Piedra Sur.

During 2019, nineteen oil producing wells and seven water injection wells were drilled in the Centenario Formation in order to continue with the field development plan. Results were as expected.

The development of Jagüel Casa de Piedra Sur field continued during 2019, beginning the waterflooding project in the second half, in 2 5-spot inverted patterns. A new battery for this field was also built during 2019.

Campo Durán – Madrejones Block:

Tecpetrol, the partner of the Aguaragüe joint venture in which YPF holds a 53% working interest, drilled one gas well aimed at the San Telmo formation during 2019, which resulted gas and condensate productive (CD-1019). As of the date of the prospectuses, another gas well (CD-1018) is being drilled aimed to the Tupambi formation (Bloques Bajos II and III).

Sur Region

During 2019, Sur Region production was 129.8 kboe/d, representing 25.2% of YPF’s total production.

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REPUBLIC OF CHILE
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SANTA CRUZ PROVINCE
Copyright (c) 2014 Esri
LEGEND:
Operating Grant Blocks:
YPF Operator
YPF Participation
CARTOGRAPHY "NOC" - PORTFOLIO & RESERVES
YPF
REPUBLIC OF ARGENTINA
SOUTHERN
REGIONAL

1 Barranca Yankowsky;2 Campamento Central - Cañadon Perdido;3 Cañadon De La Escondida - Las Heras;4 Cañadon Leon - Meseta Espinosa;5 Cañadon Vasco;6 Cañadon Yatel;7 Cerro Piedra - Cerro Guadal Norte;8 El Guadal - Lomas Del Cuy;9 El Tordillo;10 Escalante - El Trébol;11 La Tapera;12 Lago Fuego;13 Los Chorrillos;14 Los Monos;15 Los Perales - Las Mesetas;16 Magallanes;17 Manantiales Behr;18 Pico Truncado - El Cordon19 Poseidon;20 Puesto Quiroga;21 Restinga Ali;22 Tierra Del Fuego - Frac. A (Cdon. Piedra);23 Tierra Del Fuego - Frac. B (San Sebastián);24 Tierra Del Fuego - Frac. C (Cabeza De Leon);25 Tierra Del Fuego - Frac. D (La Sara) and 26 Tierra Del Fuego - Frac. E (Uribe).

Operated Areas

El Trébol – Escalante

In 2019, activity related to primary and secondary projects continued.

In primary projects, thirteen wells with deep objective (complex IV) were completed with results as expected.

Additionally, twenty two interventions were carried out with a workover team, with the objective of optimize primary and secondary production. There were six interventions of producers and sixteen interventions of injectors. The overall results of these interventions were above expectations.

Zona Central – Cañadón Perdido Area:

The block is situated in the urban area of Comodoro Rivadavia, in which YPF operates in partnership with ENAP Sipetrol, in equal parts.

In 2019, it begun the drilling of one well directed at the Bella Vista Sur deposit.

Restinga Alí Area:

During 2019, three horizontal wells drilled in 2018 were connected, with productions well below expectations. In addition, two directed wells were drilled which results were below expectations.

Manantiales Behr Area

During the year 2019, four Modular Polymer Injection Plants were installed and put into operation in the Grimbeek II and Grimbeek North Blocks, subtracting the completion of the installation of a fifth plant, as well as the installation of a modular water injection treatment plant. Additionally, 41 workovers were carried out in wells for polymer injection, with response estimated in 2020. As such YPF started the first large-scale tertiary recovery project and we are working to expand it.

Regarding conventional projects, forty-two wells were drilled (one injector well; seven advanced producing wells and thirty-four development wells). The associated total production projection (EUR) is as expected.

The Myburg field obtained the best results in the area, with thirteen wells drilled.

The result of the advanced wells in the western zone of La Carolina deposit, will allow a new development of the sector.

The secondary recovery activity was concentrated in El Alba and La Carolina blocks with a total of thirty-two conversions and nine injector extensions, with excellent response in the optimizations performed.

In addition, twenty-six primary workovers were carried out, some of which were optimizations and other well reactivations, out of the total, in which stimulations were performed and the results guarantee the continuity of this type of projects. The results were above expectations.

Cañadón Seco

During 2019, two primary projects (fifteen new wells), four secondary (thirty-two repairs) and one of tertiary (two new wells) were executed.

Regarding the primary projects, there is a development project in the reservoirs of Castillo and Caleta Olivia formations, in which there were productions that far exceeded expectations and another in which progress was made in the knowledge of the training D-129, having the latter, variable results and productions below expectations.

With respect to the secondary recovery, the repair of producing injector wells continued, to improve the sweeping of the layers of the Bajo Barreal formation and Castillo formation. At the same time, adjustments were made to batteries and satellites, as well as work on injection and control lines.

As for tertiary projects, two wells were drilled in the Cañadón León deposit with objective in Caleta Olivia and Cañadón Seco and extended polymer injection tests were also performed for six months, for which a water treatment plant was installed. The results so far are as expected.

In addition, thirty-two interventions were carried out. nineteen were injectors, with the aim of recovering lost injection, by changing selective installation. The results of which were above expectations. The remaining thirteen were producers, with results above expectations.

During 2020 we intend to continue the development of primary and secondary, as well as environmental remediations in injector wells, and we plan to put 25 wells into production.

Barranca Baya Area:

During 2019, eighty repairs were made, consisting of fifty injector wells and thirty producing wells, all with positive results. We deepened the control of secondary recovery, in addition to the integrity of the facilities, which allows us to obtain a better quality of the water that is injected into the formations. Most of them in the Bajo Barreal area.

During 2020, we plan to put eight wells into production.

Las Heras Area:

During 2019, sixteen repairs were carried out, all with positive results. The activity was focused on secondary recovery projects. The projects continued to expand, both horizontally and vertically, incorporating new layers to be flooded and optimizing the existing secondary recovery, with activity in the cleaning of injectors and the maintenance of the installation in the wells.

Lomas del Cuy Area:

During 2019 the workover activity was carried out, with twenty-two interventions.

Part of the internal - column pressure injectors repair project was executed, of which five wells were repaired in 2019 under the premise, in all cases, of complying with the Environmental Regulations of the Province.

Further interventions were made in injectors and producers of both secondary and primary (seventeen wells), with results above expectations.

Los Perales - Las Mesetas Area:

In 2019 we began the execution of two tertiary recovery pilots (through polymer injection), which included among other things: the drilling of twelve new wells, the repair of twenty-one existing wells, a modular water treatment plant and the installation of two modular polymer injection plants is expected to occur during 2020. The first injection tests of the wells have already been carried out, leaving minor tasks for the uninterrupted commissioning.

Progress was made in the implementation of the multi-annual projects Los Perales Central Block II and La Itala block II where twenty-eight wells were repaired with workover, with results below expectations. The interest in secondary recovery continues to be Bajo Barreal.

Thirty-eight repairs were also made in several blocks with very good results with oil and gas objective, and five injector wells, with intercolumn pressure, were repaired.

Cañadón Yatel Area:

During 2019, the drilling of seven new wells were carried out, with average results as expected but disparate (three of them with better results than expected). The drilling activity was mainly concentrated in the Cañadón Yatel block, with focus on Formation D-129 with reservoirs of tight characteristics.

Additionally, a primary repair project was executed, with six producers repairs and four recompletions in all repairs, new layers were opened, and hydraulic fractures were performed.

Tierra del Fuego Area:

During 2019, five repairs were carried out to injector wells to guarantee their injectability in a safe and sustainable way, within the framework of the Environmental Project for Adaption of Injector Wells.

Additionally, one repair was carried out, with change of extraction system, to a well in Lago Fuego, with Pampa Rincón as an objective, in order to evaluate the feasibility of producing this formation. As of the date of the prospectuses, the well takes three months of production with gas lift with results as expected.

Non-Operated Areas - Development Activities:

Magallanes block:

On November 17, 2014, we agreed to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes block. The objective of this agreement was to extend the rights and obligations of ENAP in the original joint venture agreement and confirm its role as operator, maintaining its 50% share until the end of the concession. On January 8, 2016, the Argentine government approved a concession extension through November 17, 2027. See “—Main Properties.” No activity was carried out during 2019.

El Tordillo and La Tapera-Puesto Quiroga blocks:

Beginning in January 2014, under an agreement with the province of Chubut related to the negotiation of an extension of YPF concessions there, we transferred 41% of our working interest in the joint venture, El Tordillo and La Tapera-Puesto Quiroga, to Petrominera Chubut S.E. As a result, our interest in the joint venture will decrease from 12.196% to 7.196% in 2020.

In 2019, twelve wells were drilled and completed, all oil producers. In turn, twelve wells were repaired, of which ten are producers and two injectors. In all cases with results as expected.

Properties and Exploration and Production Activities in Rest of South America

Bolivia: One exploration block was awarded in 2017 (Charagua Block). YPF holds a 100% working interest. However, a partnership agreement has been signed by YPF and YPFB Chaco, whereby YPF will be the operator of this area and hold 60% working interest and YPFB Chaco will hold 40%. As of the date of the prospectuses, both parties are still waiting for the Legislative Assembly of Bolivia to formalize the agreement. During 2019, seismic 3D data covering 286 km2 was recorded in Charagua with the purpose of fulfilling commitments and identifying new exploration opportunities.

Colombia: Blocks COR 12 and COR 33 are located in the Cordillera Oriental basin, which we operate pursuant to authorization by the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”). Our working interest is 60% in COR 12 and 55% in COR 33. The combined net acreage in these blocks is 700 km2. We and our partners informed the ANH of our decision to relinquish both blocks. As of the date of the prospectuses, the parties are in the process of formalizing and executing the final agreements for the relinquishment.

Chile:

From the results obtained in San Sebastián Block we did not foresee any new exploratory opportunities, as such, we requested a commercial exploitation concession of only a portion of the area where wells with positive results had been drilled to the National Authority.

We also informed the National Authority of our decision not to enter into the Third Exploration Period, and to relinquish the rest of the area except for 3,000 acres needed to finish the testing of one exploration well. For this exception, we have requested a period of two years, starting on December 2017. However, on July 10, 2019, we requested the corresponding exploitation permits to the National Authority.

We started well testing during 2018 oil production at Carpintero x1, with results in line with expectations. However, it had to be closed from October 17, 2018 until January 17, 2019 as consequence of the Cullen spill

The operation resumed on January 25, 2019 and was again shut down on November 13t, 2019 due to the lack of pressure-based and fluid surface installations in the well.

Under construction facilities to produce Cisne Sur x1 y Gaviota Sur x1, the Tobifera layer section and possible development plan associated with drilled exploratory wells are being studied.

Additional information on our current activities

The following table shows the number of wells in the process of being drilled as of December 31, 2019.

	As of December 31, 2019
Number of wells in the process of being drilled	Gross	Net
Argentina	33	19
Rest of South America	—	—
Total	33	19

Oil and gas reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

Information on net proved reserves as of December 31, 2019, 2018 and 2017 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2019, the Company considered the realized prices for crude oil in the domestic market taking into account the effect of export taxes as in effect as of each of the corresponding years (until 2021, in accordance with Law 27,541). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2019, which refers to the Brent prices adjusted by each different quality produced by the Company.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the realized prices in the domestic market according to the SEC and FASB’s ASC 932 rules.

Notwithstanding the foregoing, commodity prices have changed significantly since 2016. See “Key Information—Risk Factors—Risks Relating to Our Business—Our oil and natural gas reserves are estimates” and “Key Information—Risk Factors—Risks Relating to Our Business—Our reserves and production are likely to decline.”

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as “royalties” under local rules. The same methodology is followed in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2019 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2019

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas at December 31, 2019.

Proved Developed Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
South America
Argentina	301	38	1,743	650
Chile	-	-	-	-
Total Consolidated Entities	301	38	1,743	650
Equity-Accounted Entities
South America
Argentina	-	-	-	-
Chile	-	-	-	-
Total Equity-Accounted Entities	-	-	-	-
Total Proved Developed Reserves	301	38	1,743	650

Proved Undeveloped Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
South America
Argentina	312	22	498	423
Chile	-	-	-	-
Total Consolidated Entities	312	22	498	423
Equity-Accounted Entities
South America
Argentina	-	-	-	-
Chile	-	-	-	-
Total Equity-Accounted Entities	-	-	-	-
Total Proved Undeveloped Reserves	312	22	498	423

Total Proved Reserves (2) (3)	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
Developed Reserves	301	38	1,743	650
Undeveloped Reserves	312	22	498	423
Total Consolidated Entities	613	60	2,241	1,073
Equity-accounted entities
Developed Reserves	-	-	-	-
Undeveloped Reserves	-	-	-	-
Total Equity-Accounted Entities	-	-	-	-
Total Proved Reserves	613	60	2,241	1,073

(1)	Includes crude oil (oil and condensate).

(2)	Volumes of natural gas in the table above and elsewhere in the prospectuses have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

(3)	Proved crude oil and NGL reserves of consolidated entities include an estimated approximately 88 mmbbl of crude oil and 6 mmbl of NGLs in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves of consolidated entities include an estimated approximately 259 bcf in respect of such payments.

Changes in our estimated proved reserves during 2019

Extensions and Discoveries

As a result of wells drilled in unproved reserves and resources areas, approximately 32 mmboe of proved developed reserves (11 mmbbl of crude oil, 2 mmbbl of NGL and 107 bcf of natural gas), and 137 mmboe of proved undeveloped reserves (76 mmbbl of crude oil, 12 mmbbl of NGL and 276 bcf of natural gas) were added mainly due to new shale oil and gas projects from Loma La Lata Norte, Bandurria Sur, La Amarga Chica and Aguada de la Arena fields.

Main proved undeveloped reserves additions are related to Unconventional activities in the Neuquina basin, while proved developed reserves contributions come in most cases from the Neuquina and San Jorge basin executed projects.

Improved Recovery

A total of approximately 8 mmboe of proved reserves were added mainly due to new projects and positive production response. Main contributions came from Neuquina basin where additions were 5 mmboe of proved secondary recovery reserves, 2 mmboe from Golfo San Jorge basin and 1 mmboe from Cuyana basin.

Sales and Acquisitions

As a net result of Sales and Acquisitions, 3 mmboe of proved reserves were reduced. The decrease in these reserves is related mainly to the sale of interests in Al Sur de la Dorsal, El Santiagueño and Bajo del Piche fields.

Revisions of Previous Estimates

During 2019, the Company’s proved reserves were revised upwards by 7 mmboe (21 mmbbl of crude oil, 4 mmbbl of NGL and a decrease of 103 bcf of natural gas).

The main revisions to proved reserves have been due to the following:

– As a result of lower average oil and gas prices jointly with lower operating costs in 2019, its impact on incomes, and on fields economic limit, 10 mmboe of proved reserves were deducted. Changes occurred mainly in fields of Cuyana and Neuquina basins.

– Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 33 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina and Golfo San Jorge basins.

– Change of development strategy in certain areas which resulted in a downwards revision of 42 mmboe from previous projects, mainly from Neuquina, Austral and Golfo San Jorge basins.

– Revision of Vaca Muerta development project at Loma Campana field, which resulted in an upward revision of 19 mmboe.

– Some primary and improved recovery oil projects development schedules were modified or canceled, resulting in a 6 mmboe proved undeveloped reserves reduction, mainly in Golfo San Jorge and Neuquina basins.

Changes in our estimated proved reserves during 2018

Extensions and Discoveries

As a result of wells drilled in unproved reserves and resources areas, approximately 25 mmboe of proved developed reserves (8 mmbbl of crude oil, 1 mmbbl of NGL and 92 bcf of natural gas), and 149 mmboe of proved undeveloped reserves (95 mmbbl of crude oil, 12 mmbbl of NGL and 238 bcf of natural gas) were added mainly due to new shale oil and gas projects from Loma La Lata Norte, Loma Campana, Bandurria Sur and La Amarga Chica fields.

Main proved undeveloped reserves additions are related to Unconventional and Tight Gas activities in the Neuquina basin, while proved developed reserves contributions come in most cases from the Neuquina, Noroeste and San Jorge basin projects.

Improved Recovery

A total of approximately 15 mmboe of proved reserves were added mainly due to new projects and positive production response. Main contributions come from Golfo San Jorge basin where additions were 4.4 mmboe of proved developed and 8 mmboe of proved undeveloped secondary recovery reserves and 3 mmboe from Neuquina basin.

Sales and Acquisitions

As a net result of Sales and Acquisitions, 1.4 mmboe of proved developed reserves were reduced. The decrease in these reserves is related mainly to the change in participation for Cerro Bandera and Bandurria Sur fields and acquisition of participation in Llancanelo field.

Revisions of Previous Estimates

During 2018, the Company’s proved reserves were revised upwards by 156 mmboe (126 mmbbl of crude oil and 178 bcf of natural gas and a decrease of 1 mmbbl of NGL).

The main revisions to proved reserves have been due to the following:

– As a result of higher average oil and gas prices and lower operating costs in 2018, its impact on incomes, and on fields economic limit, 143 mmboe of proved developed reserves were added. Changes occurred mainly in fields of Neuquina Basin (56 mmboe), Golfo San Jorge basin (40 mmboe) and Austral Basin (31 mmboe).

– New economic scenario also improved scheduled projects economics, resulting in a 48 mmboe Proved Undeveloped Reserves incorporation mainly from oil fields of Golfo San Jorge Basin (33 mmboe) and Neuquina basin (15 mmboe).

– Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 33 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina and Golfo San Jorge basins.

– Change of development strategy in certain areas which resulted in a downwards revision of 43 mmboe from previous projects, mainly from Neuquina, Austral and Golfo San Jorge basins.

– Some primary and improved recovery oil projects development schedules were modified or canceled, resulting in a 5 mmboe proved undeveloped reserves reduction, mainly in Austral, Golfo San Jorge and Cuyana basins.

– Changes in gas compression projects which resulted in a 5 mmboe reduction of proved undeveloped reserves, mainly from Neuquina basin.

– Net production results and forecasts from existing and new wells were lower than expected, resulting in a 13 mmboe reduction of proved reserves. Main differences were found in Neuquina basin.

Changes in our estimated proved reserves during 2017

Extensions and Discoveries

As a result of wells drilled in unproved reserves and resources areas, approximately 26 mmboe of proved developed reserves (7,4 mmbbl of crude oil, 1,9 mmbbl of NGL and 94 bcf of natural gas), and 54 mmboe of proved undeveloped reserves (11,7 mmbbl of crude oil, 3,4 mmbbl of NGL and 219 bcf of natural gas) were added.

Main proved undeveloped reserves additions are related to Unconventional and Tight Gas activities in the Neuquina basin, while proved developed reserves contributions come in most cases from the Neuquina and San Jorge basin projects.

Improved Recovery

A total of approximately 32 mmboe of proved reserves were added mainly due to new projects and positive production response. Main contributions come from Neuquina basin (5,4 mmboe of proved developed and 10 mmboe of proved undeveloped reserves) while Golfo San Jorge basin additions were 5,6 mmboe of proved developed and 9,6 mmboe of proved undeveloped secondary recovery reserves.

Sales and Acquisitions

As a net result of Sales and Acquisitions, 2.3 mmboe of proved developed reserves were added. The increase in these reserves is related to the change in participation for Aguada de la Arena field.

Revisions of Previous Estimates

During 2017, the Company’s proved reserves were revised downwards by 96 mmboe (71 mmbbl of crude oil and 161 bcf of natural gas and an increase of 4 mmbbl of NGL).

The main revisions to proved reserves have been due to the following:

– As a result of lower average oil and gas prices and higher operating costs in 2017, its impact on incomes, and on fields economic limit, 105 mmboe of proved developed reserves were deducted. Changes occurred mainly in fields of Neuquina basin (-60 mmboe), Golfo San Jorge Basin (-25 mmboe) and Cuyana Basin (-14 mmboe).

– New economic scenario also affected scheduled projects economics, resulting in a 20 mmboe Proved Undeveloped Reserves reduction mainly from oil fields of Neuquina basin (-15 mmboe) and Golfo San Jorge Basin (-3 mmboe).

– Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of 25 mmboe to proved developed reserves, according to new reserves estimates. Upward revisions of 48 mmboe are primarily due to better than expected well performance mainly in the Neuquina basin (31 mmboe) and Golfo San Jorge basin (14 mmboe). Downward revisions of approximately 23 mmboe are mainly related to performance updates in certain wells in the Neuquina basin.

– A total volume of 5.6 mmboe of proved reserves was added due to feasibility studies performed to include new projects to field development plans, mainly in Golfo San Jorge basin (3.5 mmboe) and Neuquina basin (2.1 mmboe).

– Net production results and forecasts from some new wells were lower than expected, resulting in a 7 mmboe reduction of proved reserves. Main differences were found in Neuquina and Golfo San Jorge basins.

– As a better than expected WO jobs performance, 4.2 mmboe of Proved Reserves were added, mainly in Golfo San Jorge and Neuquina basins.

The paragraphs below explain in further detail the most significant changes in our proved undeveloped reserves during 2019, 2018 and 2017.

Changes in our proved undeveloped reserves during 2019

YPF had an estimated volume of net proved undeveloped reserves of 423 mmboe at December 31, 2019, which represented approximately 39% of the 1,073 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 358 mmboe as of December 31, 2018 (approximately 33% of the 1,080 mmboe total reported proved reserves as of such date).

The 18% total net increase in net proved undeveloped reserves in 2019 is mainly attributable to:

●	Extensions and discoveries, which added 137 mmboe (276 bcf of Gas and 88 mmbbl of Oil) of proved undeveloped reserves mainly from shale oil and gas projects from Vaca Muerta formation at Neuquina basin.

●	Revised projects at Vaca Muerta formation which resulted in additional 19 mmboe (17 mmbbl of Oil and 11 bcf of Gas).

●	New improved recovery projects, adding approximately 5 mmboe of proved undeveloped secondary recovery reserves. The most important additions belong to Golfo San Jorge and Neuquina basins.

This was partially offset by:

●	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 67 mmboe (31 mmboe corresponding to Vaca Muerta projects) to proved developed reserves. The main contributions are related to Development Wells (53 mmboe) mainly in Neuquina basin and improved recovery projects (14 mmboe) mainly in Golfo San Jorge and Neuquina basins.

●	Change of development strategy and other project revisions in certain areas which resulted in a downwards revision of 23 mmboe from previous projects, mainly from Neuquina, Austral and Cuyana basins.

●	Some primary and improved recovery oil projects development schedules were modified or canceled, resulting in a 6 mmboe proved undeveloped reserves reduction, mainly in Golfo San Jorge and Neuquina basins.

YPF’s total capital expenditure to continue the development of reserves was approximately U.S.$ 1,221 million during 2019, of which U.S.$ 945 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2019, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

Changes in our proved undeveloped reserves during 2018

YPF had estimated a volume of net proved undeveloped reserves of 358 mmboe at December 31, 2018, which represented approximately 33% of the 1,080 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 266 mmboe as of December 31, 2017 (approximately 29% of the 929 mmboe total reported proved reserves as of such date).

The 35% total net increase in net proved undeveloped reserves in 2018 is mainly attributable to:

●	Extensions and discoveries, which added 149 mmboe (238 bcf of Gas and 107 mmbbl of Oil) of proved undeveloped reserves mainly from shale oil and gas projects from Vaca Muerta formation at Neuquina basin.

●	New economic conditions with higher gas and oil average prices and lower operating costs which resulted in a 48 mmboe Proved Undeveloped Reserves incorporation mainly from oil and gas fields of Neuquina basin (15 mmboe) and oil fields from Golfo San Jorge basin (33 mmboe).

●	New improved recovery projects, adding approximately 9 mmboe of proved undeveloped secondary recovery reserves. Most important additions belong to Golfo San Jorge and Neuquina basins.

This was partially offset by:

●	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 67 mmboe to proved developed reserves. The main contributions are related to development wells (58 mmboe) mainly in Neuquina basin and improved recovery projects (9 mmboe) mainly in Golfo San Jorge and Neuquina basins.

●	Change of development strategy in certain areas which resulted in a downwards revision of 43 mmboe from previous projects, mainly from Neuquina, Austral and Golfo San Jorge basins.

●	Some primary and improved recovery oil projects development schedules were modified or canceled, resulting in a 5 mmboe proved undeveloped reserves reduction, mainly in Austral, Golfo San Jorge and Cuyana basins.

●	Changes in gas compression projects which resulted in a 5 mmboe reduction of proved undeveloped reserves, mainly from Neuquina basin.

YPF’s total capital expenditures to continue the development of reserves was approximately U.S.$ 936 million during 2018, of which U.S.$ 655 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2018, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

Changes in our proved undeveloped reserves during 2017

YPF had estimated a volume of net proved undeveloped reserves of 266 mmboe at December 31, 2017, which represented approximately 29% of the 929 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 298 mmboe as of December 31, 2016 (approximately 27% of the 1,113 mmboe total reported proved reserves as of such date).

The 11% total net decrease in net proved undeveloped reserves in 2017 is mainly attributable to:

●	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 82 mmboe to proved developed reserves. Main contributions are related to development wells (62 mmboe) mainly in Neuquina basin, improved recovery projects (9.5 mmboe) mainly in Golfo San Jorge and Neuquina basins, and Gas Compression Projects (9.5 mmboe) in Austral and Neuquina basins.

●	New economic conditions with lower gas and oil average prices and higher operating costs affected scheduled projects economics, resulting in a 20 mmboe proved undeveloped reserves reduction mainly from oil fields of Neuquina basin (-16 mmboe) and Golfo San Jorge basin (-3 mmboe).

●	Some primary and improved recovery oil projects development schedules were modified or canceled, resulting in a 2.5 mmboe proved undeveloped reserves reduction, mainly in Neuquina and Golfo San Jorge basins.

This was partially offset by:

●	Extensions and discoveries, which added 54 mmboe (219 bcf of gas and 12 mmbbl of oil) of proved undeveloped reserves mainly from Neuquina and Austral basins.

●	New improved recovery projects, adding approximately 21 mmboe of proved undeveloped secondary recovery reserves. Most important additions belong to Golfo San Jorge and Neuquina basins.

●	New project studies in Golfo San Jorge and Neuquina basins added approximately 5 mmboe of proved undeveloped reserves.

●	The extension of Rincón del Mangrullo and Magallanes fields’ concessions resulted in approximately 4 mmboe reserves addition in proved undeveloped reserves.

YPF’s total capital expenditure to continue the development of reserves was approximately U.S.$ 1,113 million during 2017, of which U.S.$ 693 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2017, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

Changes in YPF´s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2019, 2018 and 2017, by hydrocarbon product.

	2019			2018			2017
Oil and Condensate	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Millions of barrels)
At January 1,	582	582	-	422	422	-	525	525	-
Developed	339	339	-	286	286	-	380	380	-
Undeveloped	243	243	-	136	136	-	145	145	-
Revisions of previous estimates (1)	21	21	*	126	126	-	(72)	(72)	-
Extensions and discoveries	86	86	-	103	103	-	19	19	-
Improved recovery	8	8	-	15	15	-	33	33	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	(1)	(1)	-	(1)	(1)	-	-	-	-
Production for the year (2)	(83)	(83)	*	(83)	(83)	-	(83)	(83)	-
At December 31, (3)	613	613	-	582	582	-	422	422	-
Developed	301	301	-	339	339	-	286	286	-
Undeveloped	312	312	-	243	243	-	136	136	-
Equity-accounted entities
At January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-
At December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

	2019			2018			2017
Oil and Condensate	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Millions of barrels)
At January 1,
Developed	339	339	-	286	286	-	380	380	-
Undeveloped	243	243	-	136	136	-	145	145	-
Total	582	582	-	422	422	-	525	525	-
At December 31,
Developed	301	301	-	339	339	-	286	286	-
Undeveloped	312	312	-	243	243	-	136	136	-
Total	613	613	-	582	582	-	422	422	-

* Not material (less than 1).

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves is considered prospectively in the calculation of depreciation.

(2)	Crude oil production for the years 2019, 2018 and 2017 includes an estimated approximately 12, 12 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)	Proved crude oil reserves of consolidated entities as of December 31, 2019, 2018 and 2017 include an estimated approximately 88, 83 and 61 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax.

	2019			2018			2017
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Millions of barrels)
At January 1,	56	56	-	58	58	-	68	68	-
Developed	41	41	-	47	47	-	53	53	-
Undeveloped	15	15	-	11	11	-	15	15	-
Revisions of previous estimates (1)	4	4	-	(1)	(1)	-	4	4	-
Extensions and discoveries	14	14	-	13	13	-	5	5	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	(14)	(14)	-	(14)	(14)	-	(19)	(19)	-
At December 31, (3)	60	60	-	56	56	-	58	58	-
Developed	38	38	-	41	41	-	47	47	-
Undeveloped	22	22	-	15	15	-	11	11	-
Equity-accounted entities
At January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-
At December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

	2019			2018			2017
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Millions of barrels)
At January 1,
Developed	41	41	-	47	47	-	53	53	-
Undeveloped	15	15	-	11	11	-	15	15	-
Total	56	56	-	58	58	-	68	68	-
At December 31,
Developed	38	38	-	41	41	-	47	47	-
Undeveloped	22	22	-	15	15	-	11	11	-
Total	60	60	-	56	56	-	58	58	-

* Not material (less than 1).

(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.

(2)	Natural gas liquids production for the years 2019, 2018 and 2017 includes an estimated approximately 1, 2 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

Proved natural gas liquids reserves of consolidated entities as of December 31, 2019, 2018 and 2017 include an estimated approximately 6, 8 and 6 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax.

	2019			2018			2017
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Billions of standard cubic feet)
At January 1,	2,481	2,481	-	2,520	2,520	-	2,923	2,923	-
Developed	1,915	1,915	-	1,850	1,850	-	2,143	2,143	-
Undeveloped	566	566	-	670	670	-	780	780	-
Revisions of previous estimates(1)	(104)	(104)	-	178	178	-	(161)	(161)	-
Extensions and discoveries	384	384	-	329	329	-	313	313	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	12	12	-
Sale of minerals in place	(8)	(8)	-	(4)	(4)	-	-	-	-
Production for the year (2)	(512)	(512)	-	(542)	(542)	-	(567)	(567)	-
At December 31, (3) (4)	2,241	2,241	-	2,481	2,481	-	2,520	2,520	-
Developed	1,743	1,743	-	1,915	1,915	-	1,850	1,850	-
Undeveloped	498	498	-	566	566	-	670	670	-
Equity-accounted entities
At January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-
At December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

	2019			2018			2017
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Billions of standard cubic feet)
At January 1,
Developed	1,915	1,915	-	1,850	1,850	-	2,143	2,143	-
Undeveloped	566	566	-	670	670	-	780	780	-
Total	2,481	2,481	-	2,520	2,520	-	2,923	2,923	-
At December 31,
Developed	1,743	1,743	-	1,915	1,915	-	1,850	1,850	-
Undeveloped	498	498	-	566	566	-	670	670	-
Total	2,241	2,241	-	2,481	2,481	-	2,520	2,520	-

* Not material (less than 1).

(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.

(2)	Natural gas production for the years 2019, 2018 and 2017 includes an estimated approximately 60, 61 and 64 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax, is not material.

(3)	Proved natural gas reserves of consolidated entities as of December 31, 2019, 2018 and 2017 include an estimated approximately 259, 288 and 289 bcf, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax, are not material.

(4)	Proved natural gas reserves of consolidated entities and equity-accounted entities as of December 31, 2019, 2018 and 2017 include an estimated approximately 321, 349 and 364 bcf, respectively, which is consumed as fuel at the field.

	2019			2018			2017
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Millions of barrels of oil equivalent)
At January 1,	1,080	1,080	-	929	929	-	1,113	1,113	-
Developed	722	722	-	663	663	-	815	815	-
Undeveloped	358	358	-	266	266	-	298	298	-
Revisions of previous estimates (2)	7	7	*	157	157	-	(96)	(96)	-
Extensions and discoveries	169	169	-	174	174	-	80	80	-
Improved recovery	8	8	-	15	15	-	32	32	-
Purchase of minerals in place	-	-	-	-	-	-	2	2	-
Sale of minerals in place	(3)	(3)	-	(2)	(2)	-	-	-	-
Production for the year (3)	(188)	(188)	*	(193)	(193)	-	(202)	(202)	-
At December 31, (4)	1,073	1,073	-	1,080	1,080	-	929	929	-
Developed	650	650	-	722	722	-	663	663	-
Undeveloped	423	423	-	358	358	-	266	266	-
Equity-accounted entities
At January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (2)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (3)	-	-	-	-	-	-	-	-	-
At December 31, (4)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

	2019			2018			2017
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Millions of barrels of oil equivalent)
At January 1,
Developed	722	722	-	663	663	-	815	815	-
Undeveloped	358	358	-	266	266	-	298	298	-
Total	1,080	1,080	-	929	929	-	1,113	1,113	-
At December 31,
Developed	650	650	-	722	722	-	663	663	-
Undeveloped	423	423	-	358	358	-	266	266	-
Total	1,073	1,073	-	1,080	1,080	-	929	929	-

* Not material (less than 1).

(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

(2)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.

(3)	Barrel of oil equivalent production of consolidated entities for the years 2019, 2018 and 2017 includes an estimated approximately 24, 24 and 25 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Barrel of oil equivalent production of equity-accounted entities in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax, are not material.

(4)	Proved oil equivalent reserves of consolidated entities as of December 31, 2019, 2018 and 2017 include an estimated approximately 140, 143 and 119 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved oil equivalent reserves of equity-accounted entities in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax, are not material.

Internal controls on reserves and reserves audits

All of our oil and gas reserves held in consolidated companies have been estimated by our petroleum engineers. In order to meet the high standard of “reasonable certainty,” reserves estimates are stated taking into consideration additional guidance as to reservoir economic producibility requirements, acceptable proved area extensions, drive mechanisms and improved recovery methods, marketability under existing economic and operating conditions and project maturity.

Where applicable, the volumetric method is used to determine the original quantities of petroleum in place. Estimates are made by using various types of logs, core analysis and other available data. Formation tops, gross thickness and representative values for net pay thickness, porosity and interstitial fluid saturations are used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volume. Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate the original hydrocarbon in place.

Estimates of ultimate recovery are obtained by applying recovery factors to the original quantities of petroleum in place. These factors are based on the drive mechanisms inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the reservoir and its production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate ultimate recovery. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas to oil ratio behavior and water production are considered in estimating ultimate recovery.

In certain cases where the above methods could not be used, proved reserves are estimated by analogy to similar reservoirs where more complete data are available.

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF.

This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Audit (“RA”) is separate and independent from the Upstream segment. RA’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RA are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the FASB, and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RA is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil, NGLs, and natural gas. In addition, the RA is also responsible for providing training to personnel involved in the estimation of reserves and reporting process within YPF. The RA is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RA staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RA are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Auditor, who has headed the RA since June 2017, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current Reserves Auditor has over 35 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulations. Prior to becoming the Reserves Auditor, he was the general manager in E&D, and before that he worked as the Director for Exploration at YPF. He holds a degree in geology from the National University of Patagonia, and postgraduate courses at IAE Austral University. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RA of changes in proved reserves submitted by the Upstream business segment and associated with properties where technical, operational or commercial issues have arisen.

(d)	A Quality Reserve Coordinator (“QRC”) is assigned to each Upstream business segment of YPF to ensure that there are effective controls in the estimation of proved reserves and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 5 years of practical experience in petroleum engineering or petroleum production geology, with at least three years of such experience in charge of the estimation and evaluation of reserves, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our internal audit team examines the effectiveness of YPF’s financial controls, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three-year cycle; and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to a third party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 mmboe of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference is greater than the tolerance, YPF will re-estimate its proved reserves to achieve this tolerance level or should disclose the third party figures. YPF has adopted the above-mentioned procedure by approving the corresponding internal policy.

In 2019, DeGolyer and MacNaughton audited certain YPF operated and non-operated areas in the Neuquina, Golfo San Jorge, Cuyana and Noroeste basins of Argentina and the Austral basin of Chile. These audits were performed as of December 31, 2019, and the audited fields contain in aggregate approximately 383 mmboe of proved reserves (100 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 36% of our proved reserves and 24% of our proved undeveloped reserves as of December 31, 2019. Copies of the related reserves audit reports are filed as an exhibit to the prospectuses.

We are required, in accordance with Resolutions No. 324/06 and 69/16 of the Argentine Secretariat of Hydrocarbon Resources, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Hydrocarbon Resources, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolutions No. 324/06 and 69/16 and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2018. Estimates of our oil and gas reserves filed with the Argentine Secretariat of Hydrocarbon Resources are materially higher than the estimates of our proved oil and gas reserves contained in the prospectuses mainly because: (i) information filed with the Argentine Secretariat of Hydrocarbon Resources includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Hydrocarbon Resources includes other categories of reserves and resources that are not included in the prospectuses, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in the prospectuses; and (iii) the definition of proved reserves under Resolutions No. 324/06 and 69/16 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in the prospectuses reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Oil and gas production, production prices and production costs

The following table shows our crude oil (including oil and condensate), NGL, and gas production on an as sold and annual basis for the years indicated. In determining net production, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as “royalties” under local rules. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

Oil and Condensate Production (1)	2019	2018	2017
		(mmbbl)
Consolidated Entities
South America
Argentina	83	83	83
Chile	*	-	-
Total Consolidated Entities	83	83	83
Equity-Accounted Entities
South America
Argentina	-	-	-
Chile	-	-	-
Total Equity-Accounted Entities	-	-	-
Total Oil Production (2)	83	83	83

NGL Production (1)	2019	2018	2017
		(mmbbl)
Consolidated Entities
South America
Argentina	14	14	19
Chile	-	-	-
Total Consolidated Entities	14	14	19
Equity-Accounted Entities
South America
Argentina	-	-	-
Chile	-	-	-
Total Equity-Accounted Entities	-	-	-
Total NGL Production (3)	14	14	19

Natural Gas Production (1)	2019	2018	2017
		(bcf)
Consolidated Entities
South America
Argentina	440	461	475
Chile	-	-	-
Total Consolidated Entities	440	461	475
Equity-Accounted Entities
South America
Argentina	-	-	-
Chile	-	-	-
Total Equity-Accounted Entities	-	-	-
Total Natural Gas Production (4) (5)	440	461	475

Oil Equivalent Production (1) (6)	2019	2018	2017
		(mmboe)
Consolidated Entities
Oil and Condensate	83	83	83
NGL	14	14	19
Natural Gas	78	82	85
Equity-Accounted Entities
Oil and Condensate	-	-	-
NGL	-	-	-
Natural Gas	-	-	-
Total Oil Equivalent Production	175	179	187

*	Not material (less than 1).

(1)	Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 19% of our total proved reserves expressed on an oil equivalent barrel basis. Oil and condensate production in these fields was approximately 9, 8 and 6 mmbbl for the years ended December 31, 2019, 2018 and 2017, respectively. NGL production in these fields was approximately 5, 5 and 8 mmbbl for the years ended December 31, 2019, 2018 and 2017, respectively. Natural gas production in the Loma La Lata field was 97, 109 and 127 bcf for the years ended December 31, 2019, 2018 and 2017, respectively.

(2)	Crude oil production for the years ended in December 31, 2019, 2018 and 2017 includes an estimated 12, 12 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)	NGL production for the years ended in December 31, 2019, 2018 and 2017 includes an estimated 1, 2 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of NGL in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.

(4)	Natural gas production for the years December 31, 2019, 2018 and 2017 includes an estimated 60, 61 and 64 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.

(5)	Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves” include volumes consumed in operations).

(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

The composition of the crude oil produced by us in Argentina varies by geographic area. Almost all crude oil produced by us in Argentina has very low or no sulfur content. We sell substantially all the crude oil we produce in Argentina to our Refining and Marketing business segment. Most of the natural gas produced by us is of pipeline quality. All of our gas fields produce commercial quantities of condensate, and substantially all of our oil fields produce associated gas.

The following table sets forth the average production costs and average sales price expressed in Ps/boe by geographic area for 2019, 2018 and 2017:

Production costs and sales price	Total	Argentina		Chile

Year ended December 31, 2019
Lifting costs	620.44	619.55		4,001.12
Local taxes and similar payments (1)	31.09	30.97		501.45
Transportation and other costs	64.51	64.33	(3)	752.17
Average production costs	716.05	714.85		5,254.74

Average oil sales price	2,351.81	2,351.81		—
Average NGL sales price	1,167.69	1,167.69		—
Average natural gas sales price (2)	1,038.96	1,038.96		—

Year ended December 31, 2018
Lifting costs	348.68	348.68		—
Local taxes and similar payments (1)	22.92	22.92		—
Transportation and other costs	97.77	97.77		—
Average production costs	469.37	469.37		—

Average oil sales price	1,774.87	1,774.87		—
Average NGL sales price	1,052.96	1,052.96		—
Average natural gas sales price (2)	739.49	739.49		—

Year ended December 31, 2017
Lifting costs	228.68	228.68		—
Local taxes and similar payments (1)	7.49	7.49		—
Transportation and other costs	48.19	48.19		—
Average production costs	284.36	284.36		—

Average oil sales price	888.48	888.48		—
Average NGL sales price	368.07	368.07		—
Average natural gas sales price (2)	477.00	477.00		—

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps. 226.21 per boe, Ps. 162.08 per boe, and Ps. 89.67 per boe for the years ended December 31, 2019, 2018 and 2017, respectively.

(2)	Includes revenues from the Gas Plan. See “Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas—Natural Gas Stimulus Programs.”

(3)	Includes (38.2) Ps/boe million corresponding to the implementation of IFRS 16. For more information See Note 2.b.12) to the Audited Consolidated Financial Statements.

Downstream

During 2019, our downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

During 2019, the downstream segment was organized into the following divisions:

●	Refining Division (oil refining and petrochemical production);

●	Domestic Marketing Division (commercialization and marketing of refined products);

●	Chemicals Division (commercialization and marketing of petrochemical products);

●	Logistic Division (transportation of oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales Channels); and

●	Trading Division (trading refined products and crude oil to international markets).

We market a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, we export refined products, mainly from the port at La Plata. The refined petroleum products marketed by us include gasoline, diesel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG and asphalts.

Refining division

We wholly own and operate three refineries in Argentina:

●	La Plata refinery, located in the province of Buenos Aires;

●	Luján de Cuyo refinery, located in the province of Mendoza; and

●	Plaza Huincul refinery, located in the province of Neuquén.

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 boe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2019, our crude oil production, substantially all of which was destined to our refineries, represented approximately 80.1 % of the total crude oil processed by our refineries, while in 2018 it was 82.3%. Through our stake in Refinor, we also own a 50% interest in a 26,100 boe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly owned refineries for each of the three years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,
	2019	2018	2017
		(mmboe)
Throughput crude	101.3	103.6	107.0
Throughput feedstock	4.7	4.7	4.3
Throughput crude and feedstock	106.0	108.3	111.2
Production
Diesel	41.0	41.5	41.0

	For the Year Ended December 31,
	2019	2018	2017
		(mmboe)
Motor gasoline	24.8	26.1	25.2
Petrochemical naphtha	8.1	7.4	7.9
Jet fuel	6.9	6.8	6.8
Base oils	0.9	0.8	1.0

	For the Year Ended December 31,
	2019	2018	2017
	(thousands of tons)
Fuel oil	308	234	935
Coke	895	934	925
LPG	597	670	644
Asphalt	121	215	313

During 2019, our global refinery utilization amounted to 86.86%, compared to 88.81% in 2018, based on a nominal capacity of 319.5 mboe/d. During such year, there were two remarkable events that affected substantially the refining utilization rate of the YPF refinery system:

●	On January 19, a cut in the external power supply of the La Plata refinery caused its total stoppage during a few hours and provoked a fire at the Topping D furnace, which was out of service for 40 days. This event reduced the processing of the refinery in 4.72 mbbl/d.

●	On June 16, there was a general power blackout in Argentina that affected the crude oil processing and production in the three refineries. La Plata, Luján de Cuyo and Plaza Huincul refineries reduced the crude oil processing in 1.83 mbbl/d, 0.16 mbbl/d and 0.05 mbbl/d, respectively. After the stoppage, normal operations were fully reestablished on June 24th.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189 mbbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, two diesel hydro finishing units, a gasoline hydrotreater, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline, and other chemical products for sale. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 km from the City of Buenos Aires. During 2019, the capacity utilization rate of La Plata refinery was affected by the Topping D and the power blackout events described above, which were partially offset by lower scheduled maintenance stoppages. As a result, the refinery processed approximately 160.4 mbbl/d, with a capacity utilization rate of 84.85%, compared with 160.6 mbbl/d processed with a capacity utilization rate of 84.96% in 2018.

The crude oil processed at the La Plata refinery, 81.17 % of which was YPF-produced in 2019, comes mainly from the Neuquina and San Jorge basins. Its crude oil supplies come from the Neuquina basin by pipeline and from the San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

The Luján de Cuyo refinery has a nominal capacity of 105.5 mbbl/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit (FCCU), a platforming unit, a MTBE unit, an isomerization unit, an alkylation unit, an FCC naphtha splitter, a hydrocracking unit, an FCC naphtha hydrotreater unit and two gasoil hydrotreating units. During 2019, the refinery processed approximately 93.5 mbbl/d, with a capacity utilization rate of 88.64% compared with 99.7 mbbl/d processed in 2018, with a capacity utilization rate of 94.5%. In 2019, the processing of the Lujan de Cuyo refinery was affected by the lower availability of crude oil from the basins of the Mendoza area.

Due to its location in the western province of Mendoza and its proximity to significant distribution terminals we own, the Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 78.4 % of the crude oil processed at the Luján de Cuyo refinery in 2019 and 2018 was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén and Mendoza.

The Plaza Huincul refinery, located in the province of Neuquén, has an installed capacity of 25 mbbl/d. During 2019, the refinery processed approximately 23.6 mbbl/d, with a capacity utilization rate of 94.49%, compared with 23.5 mbbl/d processed in 2018 with a capacity utilization rate of 94.06%.

The only products currently produced at the refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in La Plata for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. In 2019, 20% of the refinery’s crude supplies were purchased from other companies, while in 2018, that percentage represented 19%.

According to Ministry of Energy regulations, sales of gasoline and diesel must be blended by biofuels. The gasoline requires a 12% blend of ethanol (Resolution N° 37/2016) and diesel requires a 10% blend of FAME (Resolution N° 1125/2013), the same blend request of 2018 and 2017.

Since 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) have been certified under International Organization for Standardization (“ISO”) 9001 (quality performance) and ISO 14001 (environmental performance). All of them are also certified under the OHSAS 18001 (occupational health and safety performance) standard. Inventories of industrial greenhouse gases and savings of CO2 emissions equivalent (MDL projects) have been verified in accordance with ISO 14064 in the three refineries (2009 La Plata and Lujan de Cuyo; 2017 Plaza Huincul). The refineries maintain their systems under continuous improvement and revision by authorized organizations.

During 2019, the renewable energy produced by the Manantiales Behr wind farm (located in Chubut Province) represented 15% of the electricity consumption of the Lujan de Cuyo and La Plata Refineries, compared with 12% in 2018. This park was incorporated into the matrix of electricity consumption in July 2018 and is owned by YPF Luz. See “Information on the Company—Gas and Power—YPF in Power Generation.”

Marketing Division

Our Marketing Division supplies gasoline, diesel, JET-A1 Fuel, lubricants, asphalts, LPG and other petroleum products throughout Argentina and other countries in the region. We supply several industries such as, retail, transport and agriculture.

During 2019, as a result of the macroeconomic situation in Argentina, there was a change in the performance of fuel sales. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” Additionally, registration of new vehicles (0 Km) decreased by 43% compared to 2018. This resulted in a direct adverse effect on the performance of fuel sales.

YPF maintained its leading position in Argentina, reaching a market share of 56.3% for liquid fuels.

YPF sells two types of gasoline: Infinia, a premium 98 octane gasoline, and Super, a regular 95 octane gasoline. As a result of a change in consumer behavior due to the macroeconomic situation, the premium mix obtained in 2018 (31.4%) was difficult to maintain reaching an annual average of premium mix during 2019 of 27.3%. However, the value reached in the fourth quarter of 2019 (27.9%) was higher than the fourth quarter of 2018 (26.8%).

Our market share of Infinia and Super gasolines, according to information provided by the Argentine Secretary of Energy, was 61.0% and 54.1%, respectively, as of December 31, 2019, compared with 61.5% and 53.8%, respectively, as of December 31, 2018. Our sales volume for Infinia was 1,400 mcm in 2019 (14.8% less than in 2018) and 3,720 mcm for Super in 2019 (3.6% higher than in 2018).

With respect to diesel, according to our own estimates, our market share of diesel (500 and 1,500 ppm) and Infinia diesel (10 ppm) was 55.6% and 59.7%, respectively, as of December 31, 2019, compared with 58.9% and 60.1%, respectively, as of December 31, 2018. It is worth mentioning that the market share of diesel during some months of the second half of 2018 was extraordinarily high due to a less aggressive behavior of our competitors, mainly in the wholesale market. Along with Infinia diesel (10 ppm), for which sales volume was 2,002 mcm in 2019 compared to 2,041 mcm in 2018, our diesel (500 and 1,500 ppm) decreased sales volume of 5,488 mcm in 2019 compared to 5,853 mcm in 2018. This sales volume does not include bunker sales to the foreign market and sales to other companies. Accounting for such sales, sales volume of diesel (500 and 1,500 ppm) decreased 0.8% compared to 2018. Finally, sales volume of Infinia diesel reached 26.7% of total diesel sales volumes, up from 25.9% in 2018.

Our main competitors were still active in communication, promotions, loyalty cards and bank discounts.

Consequently, 2019 was a year during which YPF focused its efforts on four strategic pillars: construction of perceived quality, brand identification, closeness to the customer and innovation.

In connection with the creation of perceived quality, this was implemented through “Pilot’s life Campaign”, which focuses on showing the quality of our fuels. Furthermore, on April 2019, Infinia and Super gasolines, reached the “Top Tier” standard for gasoline, an international premier fuel performance specification developed and enforced by leading automotive and heavy-duty equipment manufacturers.

Concerning brand identification and closeness to the customer pillars, YPF carried out several campaigns to improve the communication and impact upon target consumers, such as, self-liquidating promotions (Soccer Balls, Back to School, Soccer Jerseys), promotional activities (Lollapalooza Festival), sponsoring main car competition categories (Super TC 2000), among others.

Regarding innovation, a new plan was carried out to adapt the retail service stations concerning their location and roles, equipped with new technology and special modules to satisfy different customer needs, such as e-commerce pick-up lockers and bicycle repair stands.

The Domestic Marketing Division includes seven main divisions: Retail, Convenience Stores, Agriculture, Industry, Aviation, Lubricants and Specialties and LPG.

Retail Division

As of December 31, 2019, the Retail Division’s sales network in Argentina consisted of 1,620 retail service stations, compared to 1,591 as of December 31, 2018. Of these, 112 are owned by YPF. The remaining 1,508 service stations are associated service stations. OPESSA, our wholly-owned subsidiary, actively operates 167 retail service stations, of which 89 are owned by YPF, 24 are leased to the Automóvil Club Argentino (“ACA”) and 54 are leased to third parties. Additionally, YPF owns 50% of Refinor, a company operating 68 service stations.

According to our estimates, as of December 31, 2019, we were the main fuel retailer in Argentina, with 34.9% of the country’s gasoline service stations, followed by Shell, Axion and Puma with 15.1%, 13.5% and 4.0%, respectively. During 2019, our market share in diesel and gasoline, marketed in all segments, decreased from 57.9% to 56.3%, from December 31, 2018 to December 31, 2019.

During 2019, YPF successfully renewed its expiring contracts with third party retail station owners. At the same time, we signed in advance 49 target contracts with expiration in 2020. During 2019, an aggressive infrastructure plan was implemented in order to install tanks, pumps, and civil constructions in one of our wholly-owned subsidiaries, among the different service stations of our net.

We highlight the opening of 37 new service stations to our net, consisting of 18 new stations built by third parties and 19 new added through lease contracts.

On April and May of 2019 five ‘Potenciar’ events took place among the different regions of our net, including third party owners, heads of our wholly-owned subsidiary (OPESSA) and our Retail Sales Team. In those events, we communicated the objectives for the year 2020, new challenges and we recognized the best stations of the country within the “+YPF Program” in order to align efforts across the whole network. Regarding this program, we awarded the best operators in our network with a training trip to Silicon Valley (California, USA) which took place in October 2019. This training was focused in three key foundations: leadership excellence, employee commitment and quality service.

Convenience Store Division (“Full” Stores)

YPF’s convenience store division is a franchise consisting of 618, which are open 24 hours, convenience stores. Out of these 618 shops, 167 are operated by OPESSA S.A., one of our subsidiaries, while 451 are operated by third parties. Thus, the number of shops increased 10% compared to December 2018 (56 additional stores).

YPF stores are undergoing an aggressive modernization plan to update their image, design, services and products in accordance with new consumer trends. Such new model emphasizes on connectivity, healthy products and sustainability. During 2019, 96 stores were upgraded to the new model.

Each month, 7.1 million of tickets are billed at the stores. During 2019, YPF stores sold approximately 198 million units distributed in 1,000 SKU’s (Stock keeping Units). The main categories of products sold are coffee, hot & cold meals, non-alcohol drinks, convenience shelves and kiosk products. In an Argentine recession context, store sales have only decreased by 5.9% (measured in terms of units sold), while market average has decreased by 11.6%, as well as the net income has decreased by 17%.

In addition, several initiatives were implemented to increase territorial coverage and boost sales. Among others, these initiatives include auto-full which has been already released in two stores and gives clients the possibility of buying products without getting-off of their cars; two food trucks equipped with full products and services were built to attend events and stimulate brand awareness; and a pick-up service was implemented which optimizes customer experience by selling coffee during fueling process.

YPF’s stores franchising model generates incomes in the form of royalties paid by stores and suppliers. Such royalties are materialized as a percentage of the stores sales. In 2019 total income derived from this franchising model amounted to U.S.$12 million.

YPF’s convenience store division is planning to increase its business consistently in the following years.

Agriculture Division

The Agriculture Division provides an extensive portfolio of products and services to agricultural producers, including agricultural advice, delivery and application of products at the consumption site. During 2019, YPF AGRO presented a new brand and renewed image, emphasizing 5 pillars: focus on the producer to facilitate their tasks and improve results, provide total solution by being present before sowing and after harvesting, originate energy through the exchange of grain, innovate in new products for the development of agribusiness making it possible with the work in conjunction with Y-TEC (the vanguard technological center of YPF) and, finally, maintain the operational excellence of people and the environment throughout its network.

The realization of this strategy is achieved through a network of 103 points of sale (nine owned by YPF) with exclusive commercial areas in 19 provinces, which offer fuels, fertilizers, lubricants, phytosanitary products and ensiling bags. During 2019, YPF launched 19 products under its brand, which includes the first biological fungicide designed in conjunction with Y-TEC to satisfy the needs of soybean crop, called Y-TERRA.

In order to be close with the agricultural producer, YPF AGRO became the main ally of ExpoAgro (the most relevant agribusiness exhibition in the country) from 2020 to 2022, representing the strategic union of 2 references of the sector for the development of the agricultural industry. Taking advantage of this space, YPF AGRO carried out its brand relaunching, seeking with this milestone to change the paradigm where the distributor is no longer a client but a strategic partner to reach the producer. As an initiative for this approach, the first direct billing pilot project was carried out through the + Agro card. As a result of this work, in volumetric terms there was an increase in fertilizer and phytosanitary products of 21,6% compared to 2018. In addition, our fertilizer market share, according to our estimate, was 10.4% compared to 9.4 % in 2018.

YPF developed crop financing with instruments such as credit cards with local banks, for more than U.S.$ 24.1 million. We accept different types of grains as payment (exchange), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley and blueberries. Some soybeans are processed by third-party companies to obtain soybean oil, meal and hulls that we generally export. Furthermore, part of the soybean oil is processed into fatty acid methyl esters (“FAME”) (a natural product added to commercial grade diesel), which covers approximately 11% of YPF’s refinery needs. During 2019, we received approximately 1.7 million tons of grains (a 36% increase compared to 1.2 million tons in 2018), primarily soybeans, that positions YPF among the top three exchangers in Argentina. As December 31, 2019 the revenue from these exports represented approximately U.S.$, 354.4 million, a 37.6% increase compared with 2018. It is worth noting that in 2019 YPF was the ninth exporter in the Argentine market of soybean meal and oil.

Industry Division

This division supplies the entire national industry and transport (ground) sectors, which require a broad portfolio of products and services to meet customer needs. The division develops specific solutions for mining, oil & gas, transport and general industries. We supply products such as fuels (diesel, gasoline, fuel oil), lubricants, coal, asphalts, paraffin and derivatives (sulfur, CO2, decanted oil, aromatic extract), either directly from our refineries to the point of consumption (more than 8,400 direct customers) through our own ground and waterway network, or through a network of 22 industrial distributors with national coverage (Mining, Oil & Gas and Asphalts).

Our purpose is to promote efficiency in the value chain of the industries offering energy solutions, supplies and services. Consequently, our strategy is based on closeness with our clients and the development of innovative solutions focused on creating value for YPF and the region’s industries.

During 2019, we proceeded with the implementation of a control and traceability solution for the gasoline and lubricants consumption, which was offered to all industrial segment customers for the improvement in the efficiency of bulk fuel management. Additionally, we developed B2B Filler business model, a delivery truck to supply small fuel consumptions.

In the transport segment, we incorporated the entire supply operation of the main player of the dairy industry (operational and service base in ConSer).

We renewed the commercial agreement with Belgrano Cargas y Logística S.A. for 2 years, for the provision of bulk liquid fuel and packaged lubricants; loyalty consumption of 42,000 m3 in fuel and 840 m3 of lubricants for the entire term of the agreement.

We signed an agreement for 10 years, for the installation of a logistics transport service center in the Port of Buenos Aires. It involves an approximate investment of U.S.$3 million for the construction, commissioning and operation of the logistics transport service.

Another highlight in the transport segment in 2019, was the steady growth of sales through the YER (YPF en ruta) fleet card, increasing 19% in its client portfolio compared to 2018, mainly as a result of certain incentive programs that were released. This card is designed to cover the supply and administration needs of vehicles of cargo and passengers.

In the Oil & Gas segment, we began to build a center of excellence, to supply the O&G industry in the heart of Vaca Muerta.

In the mining segment, Barrick chose us again as integral suppliers for its Veladero operation in 2019. We also renewed and entered into new contracts with the following mining companies: Minera del Altiplano S.A., Mansfield Minera S.A., Pirquitas Mine, Cerro Vanguardia S.A., Minera Don Nicolas S.A. and Minera Triton S.A.

We also launched the new relationship model with strategic clients that involved energy consumption through a wide range of products, regardless the YPF business unit, with a turnover equivalent to U.S.$700 million per year.

Aviation Division

Our aviation division provides JET A-1 in 50 airports and AVGas 100LL in 41 airports across Argentina. During 2019, our team managed to supply over 1,232,000 cubic meters, representing a 60.9% market share, including both domestic and international flights. This market share represents a growth of 3 points compared to 2018.

Local market has grown by 1.9%, where the low-cost airlines directly impacted on this growth and YPF is supplying 100% of their operations. We expect that the purchase of Norwegian Argentina by JetSmart will sustain this demand during 2020 and 2021. Additionally, we managed to maintain supply to 100% of American Airlines aircrafts operating from the Ezeiza airport.

Regarding our regional expanding policy, our operations have obtained very good results. First, our market share in Chile has grown from 19% to 20% from 2018 to 2019, mainly due to the award of the Avianca group tender during 2019. We also managed to keep the rest of our clients and expect to obtain more volume during the first quarter of 2020. We also started our operations in Paraguay, executing an agreement with Paraguay Energy to supply JET A-1 in Asuncion, Ciudad del Este and Mariscal Estigarribia airports, granting YPF a favorable regional competitivity.

Lubricants and Specialties Division

In the Lubricants market, YPF has a leading position. We manufacture a wide range of products including Motor Oil, Heavy Duty and Industrial lubricants in retail, wholesale and industrial markets through a net of dealers and distributors. In the La Plata industrial complex, we operate a modern and efficient manufacturing facility where we produce lubricants not only for the domestic market, but also for export. Our line of automotive lubricants, including mineral and synthetic oils, has received approval from leading global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison and MTU. Regarding Infinia and Super gasolines, they reached the “Top Tier” standard for gasoline introduced by Mercedes Benz, BMW, Audi, GM, Ford, Toyota, Honda, Volkswagen, Navistar and FCA.

During 2019, our sales of lubricants decreased by 5.2% compared to 2018. Sales to the domestic market fell by 3.9%, due to a collapse of the market, as a result of a severe economic recession in Argentina during 2019.

Also, sales to the foreign market decreased by 13%, divided in two large groups. On the one hand, we sell to our wholly-owned companies in the main markets of Brazil and Chile, where the volume sold increased 2% in Brazil compared to 2018 and decreased 7% in Chile compared to the previous year. On the other hand, we export to our network of distributors located in Bolivia, Uruguay and Paraguay, where sales volume was 25% lower than in 2018.

YPF’s strategy is to continue its leadership in the development of lubricants, to meet the latest generation OEMs (original equipment manufacturers) requirements for protection and performance needs in both passenger and heavy-duty vehicles, maintaining the leadership in a high-profitability lubricants market. Our market share as of December 31, 2019 was 38.6% (a decrease of 0.8pp compared to 2018) according to information provided by the Secretary of Energy (formerly Ministry of Energy and Mining). The critical factors of competitiveness are the usage and referral agreements from the main OEMs (Ford, General Motors, Porsche and Scania) and reaching the customer with the best network and service coverage.

The sales of our passenger car motor oil (PCMO) line (Elaion is the most important brand for the automotive segment) reached 11.3 kcm in 2019, a decrease of 9.5% compared to 2018. With respect to our heavy-duty motor oil (HDMO) line (Extravida), 2019 sales increased by 0.3% compared to the previous year.

In order to meet the technological update required by new vehicles that comply with the Euro 5 standard (with SCR technology) of mandatory use in the country for all new vehicles and complemented by the launch of Infinia Diesel and XV500 Extravida, we launched in 2018 our Nitrous Oxides Reducing Agent (ARNox). Azul 32 is the commercial name of a new product used in vehicles that comply with the emission standard EURO 5 (serves to reduce emissions of gases into the environment). The sales of Azul 32 decreased 2% compared to 2018, mainly due to lower EURO 5 vehicle patents.

Our quality controls ensure that the product reaches the customer in optimal conditions and complies with the strict standards determined by ISO 22241 for this product. Since 1995, Lubricants and Specialties has been awarded with ISO 9001: 2008, ISO 14001: 2004, OSHAS 18.001: 2007 ISO / TS 16949-Third certifications. Additionally, YPF has obtained for our Azul 32 API’s certification as part of the American Petroleum Institute (API) Diesel Exhaust Fluid Certification Program.

LPG Division

We are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and foreign markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants used in the aerosols manufacturing processes.

In the domestic market, we sell LPG mainly to distributors that supply the domestic retail market. The LPG Division does not directly supply the retail market, which is supplied by YPF Gas S.A., our affiliate.

During 2019, we sold approximately 24% of our LPG production to YPF Gas S.A. for the domestic market.

We are the largest LPG producer in Argentina, with sales in 2019 reaching approximately 555 mtn, compared with 616 mtn in 2018. Of this, approximately 374 mtn were sold in the domestic market, compared to 371 mtn in 2018. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2019 reached approximately 181 mtn, compared to 245 mtn in 2018. The main destinations were Chile and Paraguay. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

We produced 500 mtn of LPG in 2019, not including LPG destined for petrochemical usage, and purchased LPG from third parties, as detailed in the table below:

Production and Purchases (mtn) 2019
LPG from Natural Gas Processing Plants (1)
El Portón	95.9
San Sebastián	20.0
Loma Negra	21.9
Estación Fernández Oro	5.7
Total Upstream	143.5
LPG from Refineries and Petrochemical Plants
La Plata refinery	249.5
Lujan de Cuyo refinery	79.5
CIE	27.8
Total refineries and petrochemical plants (2)	356.8
LPG purchased from joint ventures (3)	14.0
LPG purchased from unrelated parties	60.1
Total	574.5

(1)	San Sebastian, El Portón, Loma Negra and EFO are 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.

(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).

(3)	Purchased from Refinor. We also have a 50% interest in Refinor, which produced 90.6 mtn of LPG in 2019.

Regarding sales prices, the butane local market is regulated by the government. In February (Disposition No. 15/2019), June (Disposition No. 80/2019) and July (Disposition No. 104/2019) of 2019, the government updated Butane’s maximum reference prices for the local market recognizing an improvement in sales prices. In the case of propane, although the market is also regulated by the government, local prices published by the Secretary of Energy (formerly Ministry of Energy and Mining) are referred to export parity.

Chemicals Division

Petrochemicals are produced at YPF productive units in Ensenada, Lujan de Cuyo and Plaza Huincul.

Petrochemical production operations in the Complejo Industrial Ensenada (“CIE”) are closely integrated to the refining activities at the La Plata Refinery, allowing a flexible supply of feedstock, the efficient use of by-products, such as hydrogen, and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacities per year are as follows:

Capacity
(tons per year)
CIE
BTX (Benzene, Toluene, Mixed Xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
Butane I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB (Linear Alkyl Benzene)	52,000
LAS (Linear Alkylbenzene Sulphonate)	32,000
PIB (Polyisobutylene)	26,000
Maleic Anhydride	17,500
Propylene	120,000

Plaza Huincul
Methanol	411,000

Luján de Cuyo
Propylene	100,000

Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemical and the Upstream divisions.

Raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2019, 2018 and 2017, 72%, 67%, and 84%, respectively, of our petrochemicals sales (including propylene), were made in the domestic market, while we exported to Mercosur countries, the rest of Latin America, Europe and the United States. In 2019 we increased our commercial presence in Brazil by contracting supplementary storage of methanol in order to improve sales in the region.

The La Plata petrochemical plant was certified under ISO 9001 (2018), ISO 14001 (2017), OHSAS 18001 (2017), ISO 50001 (2019) and the plant verified the inventory of CO2, CH4 and N2O emissions under ISO 14064 (2017). The CIE laboratory was certified under ISO 17025 (2019).

The methanol plant was certified under ISO 9001 (2019), ISO 14001 (2019) and OHSAS 18001 (2017).

Additionally, the La Plata petrochemical plant was certified under Responsible Care® (2019) which is a voluntary program of the chemical industry that promotes continuous improvement in areas of safety, occupational health and the environment.

The certification of our petrochemical business covers the following processes:

●	Refining process of crude oil and production of gas and liquid fuels, lube base stocks and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lube, aromatics, olefins, PIB (polyisobutene) / maleic and LAB / LAS (linear alkyl benzene / linear alkyl benzene sulphonate), methanol production and storage.

●	Management and development of the petrochemical business of YPF S.A, planning and economic and commercial control, commercialization and post-sale service of petrochemical products.

●	Production of complex aromatics, olefins, maleic, polybutenes and the provision of energy services that operate within the Complejo Industrial La Plata – Química.

The chemicals division also has 50% ownership of Profertil, a joint venture with Nutrien, a worldwide leader in fertilizers, which initiated operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.3 million tons of urea and 790,000 tons of ammonia per year. Additionally, Profertil markets other nutrients and special blends of prepared land to optimize soil performance.

Logistic Division

Crude oil and products transportation and storage:

We have available for our use a network of five major pipelines, two of which are wholly-owned by us. The crude oil transportation network includes nearly 2,800 km of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately 7 mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)	Daily Capacity (boe/d)
Puesto Hernández	Luján de Cuyo refinery	100%	528	93,509
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006
Loma Campana	Lago Pellegrini	85%	88	125,860
Brandsen	Campana	30%	168	120,700
Puesto Hernández/P. Huincul/Allen	Puerto Rosales	37%	888	232,000

We own two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo refinery (528 km), and the other connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (another 52 km). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cm, and three tanks in the city of Berisso, in the province of Buenos Aires, with 90,000 cm of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888 km pipeline network, its main pipeline being a double 513 km pipeline that connects the Neuquina basin and Puerto Rosales.

An important milestone achieved in 2019 was the start of the operation of the Loma Campana – Lago Pellegrini pipeline, in June 2019. It allows evacuation of conventional and nonconventional crude oil from Vaca Muerta field. The pipeline is owned by OLCLP, a corporation owned by YPF (85%) and Tecpetrol (15%), and which is operated by a third company, Oleoductos del Valle S.A.

We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest of 36% and 18% respectively, in the 428 km trans Andean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The book value of the assets related to this pipeline was reduced to their recovery value. We are currently analyzing the asset as a possible way to evacuate the non-conventional crude oil.

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cm, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cm. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cm, and of the crude oil pipeline that connects Brandsen (60,000 cm of storage capacity) to the Axion Energy Argentina S.R.L. (previously ESSO, a former subsidiary of ExxonMobil which was acquired by Bridas Corporation) refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km. We also own seventeen storage terminals for distribution of refined products and seven LPG storage terminals with an approximate aggregate capacity of 1,620,000 cm. Three of our storage and distribution terminals are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution terminals have maritime or river connections. We operate 50 airplane refueling facilities (40 of which are wholly-owned) with a capacity of 22,500 mcm, 141 manual fuel dispensers and 13 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are delivered by an exclusive tanker truck fleet of approximately 2,400 units of which 23 are owned. During 2019, we have been working in overhauling the terminal located on the Paraná River (Terminal Fluvial San Lorenzo), acquired in 2018.

Trading Division

Our Trading Division sells refined products and crude oil to international customers and purchases crude oil to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha, virgin naphtha, MTBE, green coke, decanted oil and AVGAS.

This division exports to different countries, principally to United States of America, Bahamas and Brazil, as well as to other countries. Sales to international customers for 2019 and 2018 were Ps. 29,512 million and Ps. 13,244 million, respectively. In 2019, refined products accounted for 36% of total sales, down from 53% in 2018.

In 2019, 31% of total sales corresponded to marine fuels, down from 33% in 2018. In 2019 and 2018, sales volumes to customers outside Argentina consisted of 6.08 mmbbl and 5.3 mmbbl of refined products, respectively, and 1.9 mmbbl and 2.0 mmbbl of marine fuels, respectively.

For the domestic market, sales of crude oil totaled Ps. 4,783 million, or 1.9 mmbbl, in 2019 and Ps. 2,073 million, or 1.1 mmbbl, in 2018. Sales of marine fuels totaled Ps. 5,104 million, or 1.1 mmbbl, in 2019 and Ps. 3,025 million, or 1.2 mmbbl in 2018.

In addition, imports of low sulfur diesel, gasoline, alkylate, aviation fuel in 2019 totaled 6.5 mmbbl, a decrease of 5% compared with 6.9 mmbbl in 2018. United States of America and Netherlands were the principal origin of these imports.

Imports of fertilizers and agrochemicals totaled 0.20 million tons in 2019, decreasing 17% compared with 0.24 million tons in 2018. United States of America and Morocco were the principal origin.

In 2019, it was not necessary to import crude oil. However, we exported 1.4 mmbbl of crude oil due to the events occurred in the La Plata complex that affected substantially the refining utilization and due to the regulation of crude oil prices. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions- Hydrocarbon market”.

Gas and Power

During 2019, our Gas and Power activities included: (i) the commercialization and distribution of natural gas to third parties and (ii) the technical operation of LNG liquefaction facility in Bahía Blanca terminal and regasification in Escobar terminal, through the contracting of two vessels.

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2019, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2019, we were contractually committed to deliver 13,311 mmcm (or 470 bcf) of natural gas in the future, (without considering interruptible export supply contracts) of which approximately 7,268 mmcm (or 257 bcf) will have to be delivered from 2020 through 2022. According to our estimations as of December 31, 2019, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and domestic natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. On August 2018, the Ministry of Energy and Mining (now Secretary of Energy “SGE”) (“MINEM”) issued Resolution No. 104/2018 which allows local producers to export to Chile natural gas under new procedures. See “Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas.”

On August 21, 2019 Argentine Sub Secretariat of Hydrocarbon and Combustibles (SSHyC) issued Resolution 168/2019 which sets a maximum of 10 mmcm/d of natural gas that can be exported on a firm basis between September 15, 2019 and May 15, 2020.

For information regarding regulations that have been affecting our operations see “Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

For information regarding claims arising from restrictions in the natural gas market see “Financial Information—Legal Proceedings.”

During 2018 and 2019, the natural gas market was deeply affected by the adverse situation of the Argentine economy and was also characterized by excess supply compared to domestic demand at certain times of the year, which impacted the production of natural gas resulting in the temporary closure of production in some locations, as well as in the reinjection of hydrocarbon. Based on this new scenario and new regulations (see “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas—Tariff regulation.”) and agreements, a reduction in natural gas sales prices in dollar terms, can be seen in relation to the prices established in 2017 and 2018, respectively.

See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” and “Seasonality.”

The devaluation of the Argentine Peso occurred in mid-2018, among other impacts, triggered a renegotiation process of the agreements reached under the Terms and Conditions entered into on November 29, 2017 at request of the MINEM, to partially moderate the impact of passing through the effects of devaluation on tariffs to end users while keeping the contractual relations between parties.

This situation also caused the Local Distribution Companies (“LDC”) to incur debts with producers due to the difference between contractually agreed natural gas prices nominated in U.S.$ and the tariffs that LDCs charge to end users which are denominated in pesos.

As natural gas prices were not passed to end users pursuant to the regulatory framework, the Argentine government issued Decree No. 1053/2018 which set forth that differences caused by the variations in the exchange rate between natural gas prices and tariffs, in the period from April 2018 through March 2019, will be assumed by the Argentine Government. Differences and interests will be paid in 30 installments to LDCs beginning in October 2019, and thereafter the LDCs must make overdue payments to producers. Additionally, LDCs and producers agreed to waive all their claims relating to these differences. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas.” See “Risk Factors—Risks Relating to Our Business—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.”

The above-mentioned decree also set forth that from April 2019 onwards, differences generated as result of exchange rate variation shall not be passed through to final consumers. See “Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

On the other hand, on February 11, 2019, the Resolution SGE No. 32/19 was published in the Official Gazette, which approved the price tender mechanism for the provision of natural gas in firm condition to satisfy the demand of full service users of the public service of natural gas distribution provided by the distributors for the days of February 14, 2019 (for the Neuquina, Golfo San Jorge, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Northwest Basin).

SGE Resolution No. 32/2019 also approved the applicable offer template and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the complementary regulations it considers necessary for the organization and implementation of the approved price tender mechanism.

The price tenders were carried out within the scope of MEGSA on the dates already mentioned and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating natural gas distribution licensees corresponding to the period from April 2019 through March 2020. These contracts establish prices settled in U.S. dollars with a fixed exchange rate of Ps. 41.003 per dollar, that were supposed to be adjusted on October 2019 using the average exchange rate of the first fifteen days of the previous month.

On June 24, 2019, SGE Resolution No. 336/2019 was published in the Official Gazette, establishing a payment deferral for residential users of natural gas and networks-undiluted propane of 22% on invoices issued as of July 1, 2019 and until October 31, 2019, to be recovered from the regular invoices issued as of December 1, 2019 and for five equal and consecutive monthly periods. The financial cost of the deferral will be borne by the National State as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers.

On September 23, 2019, Resolution SGE No. 521/2019 was published in the Official Gazette, which established, among its most relevant aspects (i) the deferral of the semi-annual adjustment of the margins on natural gas transportation and distribution, scheduled from October 1, 2019, to January 1, 2020; (ii) to compensate the licensees of the natural gas transportation and distribution service by reviewing and adjusting -in their exact incidence- the mandatory investments under their charge; (iii) to include the tariffs of networks-undiluted propane in the deferral, which shall be compensated, in the case of distribution licensees, through the adjustment of the mandatory investments, and in the case of sub-distributors, the compensation shall be recognized to propane suppliers as a bonus to be borne by the National State; and (iv) to defer the tariff adjustment due to the variation of the gas price in the PIST scheduled with effect from October 1, 2019, for January 1, 2020.

On November 25, 2019, Resolution SGE No. 751/2019 was published in the Official Gazette, which replaces Article 1 of Resolution SGE No. 521/2019, and establishes “to defer the semi-annual adjustment of the transportation and distribution margins scheduled as of October 1, 2019 for February 1, 2020, using, at that time, the corresponding adjustment index to reflect the price variation between the months of February and August 2019.” On December 28, 2019 Decree No. 99/2019 was issued with the Social Solidarity Law and natural gas and electricity tariff were fixed for 180 days, until June 2020. Therefore, natural gas prices to residential and commercial users will not be adjusted on the first half of 2020. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas.”

The natural gas market for power generation also suffered different changes:

In September 2018, CAMMESA, decided to purchase most of the natural gas to be consumed between September and December through an electronic bidding process. The bids were on a spot basis, not having either take or pay or delivery or pay obligations therefore there are not penalties for not delivering. Prices further decreased, but the process cannot be taken as a term firm price parameter as there were no obligations to deliver or to take the natural gas and the bidding conditions imposed a maximum price.

On November 7, 2018, the SGE issued Resolution No. 70/2018 that gave back to power generators the ability to purchase their own natural gas supply. Most of the power generator recovered the ability to do so, therefore, prices of natural gas purchased under the bidding processes decreased further because of the competition for demand in the low consumption season and in an environment with oversupply and economic recession.

At the end of December 2018, the government decreased the natural gas price reference for power generation by between 8% and 16% based on the supply basin of origin, being Neuquina basin the most affected. Some days later, CAMMESA called for another bidding process under the same conditions. The term of this bidding was one year and again established maximum prices not related to free market pricing mechanisms. This bidding process resulted in even lower natural gas prices for generation. However, this cannot be considered a parameter due to the conditions of the bidding.

On December 27, 2019 CAMMESA called for an electronic bidding process of natural gas for power generation starting on January 2020 on an interruptible basis. The conditions of this bidding were like the previous process called on December 2018, except reference prices were reduced approximately by 30%. The results were that prices decreased when compared to the prices valid through December 31, 2019.

On December 30, 2019, Resolution No. 12/2019 of the Ministry of Productive Development was published in the Official Gazette, which through its article 1 repeals the SGE Resolution No. 70/2018, re-establishing the validity of article 8 of Resolution No. 95/2013, as well as the validity of Article 4 of Resolution No. 529/2014; once again the commercial management and dispatch of centralized fuels in CAMMESA with some exceptions, such as the provision of fuels for generators under Energy Plus or the contracts concluded within the framework of the call made by Resolution No. 287-E / 2017 of the former Secretariat of Electricity.

Also, on December 30, 2019, the Ministry for Productive Development enacted the abovementioned Resolution No. 70, and according to Article 8 of Resolution No. 95 and Article 4° of Resolution N° 529, both issued by former Argentine Secretariat of Energy, CAMMESA will provide fuels to thermic power generation plants of “Mercado Eléctrico Mayorista” and “Mercado Mayorista Eléctrico del Sistema Tierra del Fuego”. As power generators lost their ability to buy natural gas directly from producers, YPF should sell most of the hydrocarbon designated to generation to CAMMESA at the result prices of the bidding process.

Natural gas supply contracts

The Argentine government has established regulations for both the international and domestic natural gas markets, which have affected the ability of producers in Argentina to export natural gas. YPF could not meet its export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position. See “Information on the Company—Gas and Power—The Argentine natural gas market” and “Financial Information—Legal Proceedings.” Because of actions taken by the Argentine government, through measures described in greater detail under “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas,” during recent years we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits. Our principal supply contracts are briefly described below See “Risk Factors—Risks Relating to Our Business - We are subject to direct and indirect import and export restrictions, which have affected our results of operations and caused us to declare force majeure on certain of our export contracts.”

We were committed to supplying a daily quantity of 125 mmcf/d (or 3.5 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three original agreements entered into on January 5, 1995, March 11, 1997 and November 13, 2001, which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries have been interrupted since 2007. In connection with these contracts, the Company signed three new agreements with Methanex through which YPF eliminated all contractual obligations and past and future potential claims related to the original agreements through 2018. The first agreement was signed in 2011, through which YPF committed to investments in Upstream. The second one was signed in 2012, through which YPF committed to temporarily exporting gas to Chile and importing methanol as the final product (“Gas Tolling Agreement”), receiving the approval from the Argentine government.

A new Gas Tolling Agreement was signed in December 2016, through which YPF committed to supplying a total volume of 4 bcf (115 mmcm) of gas to Methanex through April 2018. The new Gas Tolling Agreement was signed by YPF and Methanex and presented for approval of the Argentine government to temporarily export gas and import methanol. An addendum to the Gas Tolling Agreement was signed on December 4, 2017 by YPF and Methanex, pursuant to which YPF has the option to supply 1 mmcm/d until September 2018 or until reaching a total amount of 115 mmcm whatever comes first. Each cubic meter delivered, reduces proportionally the commitment of YPF to deliver natural gas according to the 1997 Agreement, from January 1 to December 31, 2018. The Gas Tolling Agreement as well as the addendum (both approved by MINEM through Resolution No. 502/2017) states that if the volumes of the addendum are completely delivered, the commitment stablished in 1997 Agreement, is considered fulfilled. However, no sanction could apply to YPF if the company decides not to fulfill the volumes mentioned in the addendum.

During 2018, YPF delivered 113 mmcm of natural gas to Methanex fulfilling the agreement reached during 2017. Because of this operation and various renegotiations agreements with Methanex all contractual obligations and potential claims related to the original agreements entered into on January 5, 1995 and March 11, 1997 and the contractual obligations and potential claims through 2018 were settled, including those related to the agreement entered on November 13, 2001.

Additionally, on November 23, 2018 Methanex and YPF entered into an agreement to suspend, through December 31, 2019, the contractual obligations under the 2001 agreement and established contractual conditions for deliveries until that date under the provisions of Resolution No. 104/2018, which was approved by SGE on March 6, 2019. During 2019, YPF delivered 228 mmcm of natural gas to Methanex generating a deficit of 202 mmcm, as the minimum volume which we committed to deliver for this period under the aforementioned agreement was 430 mmcm.

Because of Resolution No. 168/2019 issued by SGE on August 2019, export contracts on a firm basis can be subscribed until May 15, 2020, and thereafter, exports can be made on an interruptible basis. On October 30, 2019 YPF and Methanex subscribed a sales agreement on a firm basis for the period between January 1 and May 15, 2020, with a committed volume of 149.6 mmcm. During the validity of this contract, the subscribers agreed to suspend the 2001 contract. The new contract also includes recovery provisions for undelivered quantities of natural gas under the November 23, 2018 agreement.

Also, on October 30, 2019, YPF and Methanex subscribed a second contract to deliver natural gas on an interruptible basis for the period between May 16 and December 31, 2020, with a committed volume of 253 mmcm. During the validity of this contract, the subscribers agreed to suspend the 2001 contract. The new interruptible contract also includes recovery provisions for undelivered quantities of natural gas under the November 23, 2018 agreement that were not previously recovered under the first October 30, 2019 agreement.

Both contracts established that undelivered quantities of natural gas must be delivered from January 1, 2021 through December 31, 2025, under conditions to be agreed between the parties.

We have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d (or 2.63 mmcm/d) of natural gas to Innergy Soluciones Energéticas, a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d or 9 mmcm/d) connecting Loma La Lata in Neuquén, Argentina with Chile. The contract was modified to reduce its deliver or pay obligation, not to exceed an annual quantity of 20 mmcm with a daily basis of 7.1 mmcf/d (or 0.2 mmcm/d). In 2018, YPF renegotiated the 1999 Agreement with Innergy. The parties agreed to suspend the contract until both parties reach a new natural gas sales agreement. As a result of these negotiations, the parties entered into an interruptible agreement under the provisions of Resolution No. 104/2018 in which YPF will deliver to Innergy up to 1.5 mmcm/d of natural gas. For more information, see “—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural gas export administration and domestic supply priorities.”

In August 2018, MINEM issued Resolution No. 104/2018 which established a new procedure to export natural gas under six different modalities and without the obligation to re-import the exported volumes. This resolution derogates Resolution No. 299/98 and its modifications, Resolution No. 265/2004, Resolution No. 883/2005 and Resolution No. 8/2017. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas.”

On June 26, 2019, Resolution SGE No. 417/2019 was published in the Official Gazette, replacing the Procedure for the Authorization of Natural Gas Exports approved by Resolution No. 104/2018, which instructs the SSHyC to regulate energy replacement mechanisms applicable to firm exports and to prepare an operating procedure in case the security of internal natural gas supply is at risk, and empowers the SSHyC to grant export permits, by issuing the relevant certificate.

On August 21, 2019, SSHyC Provision No. 168/2019 was published in the Official Gazette, which approved the terms and conditions of the regime for the export of natural gas under firm conditions applicable from September 15, 2019 to May 15, 2020, and determines a maximum volume of natural gas that can be exported under firm conditions to the Republic of Chile of 10,000,000 m3/d (divided into three export zones, Northwest, Center-West and South).

On October 31, 2019, Disposition SSHyC No. 284/2019 was published in the Official Gazette, which approved the Operating Procedure for Natural Gas Exports, effective until September 30, 2021, the purpose of which is to regulate any need to restrict natural gas exports that are operationally useful in the case of a shortage of supply in the Argentine domestic market.

During 2019 YPF signed sales agreements for the supply of 14.7 mmcm/d on an interruptible basis through April 30, 2020 with Innergy Soluciones Energéticas S.A, Colbún S.A., ENEL Generación Chile S.A., Aprovisionadora Global de Combustibles S.A., YPF Chile S.A. and Shell S.A. We also reached an agreement with Methanex to deliver 1.5 mmcm/d on a firm basis from January 1 through May 15, 2020, as well as an interruptible basis agreement to deliver 1.1 mmcm/d from May 16 through September 15, 2020, and 1.5 mmcm/d from September 16 through December 31, 2020.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina totaled approximately 1.68 bcf (or 47.87 bcm) in 2019. We estimate that the number of users connected to distribution systems throughout Argentina was approximately 8.9 million as of November 30, 2019.

In 2019, we sold approximately 33.2% of our natural gas to local residential distribution companies, approximately 0.8% to compressed natural gas end users, approximately 28.2% to industrial users (including our affiliates, Mega and Profertil), approximately 24.8% to power plants and 9.1% to YPF downstream operations. During 2019, approximately 82.9% of our natural gas sales were produced in the Neuquina basin.

During the past few years, the Argentine government has taken many steps aimed to satisfy domestic natural gas demand, including pricing, export regulations, higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine producers, affecting natural gas production and exports from every producing basin. See “Information on the Company—Gas and Power—Delivery commitments—Natural gas supply contracts.” Argentine producers such as YPF complied with the Argentine government’s directions to curtail exports to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. Resolutions adopted by the Argentine government provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The Argentine government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the Argentine government began issuing injection orders to us under Resolution No. 659. Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. See additionally “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural gas export administration and domestic supply priorities.”

On January 8, 2017, Law No. 26,732, which establishes export duties on hydrocarbon exports, ceased to be in force.

See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural gas” for additional information on these and other related regulations.

Since 2018 the Argentine natural gas market has been affected by the oversupply during the off-peak period (during the summer season) and also by bidding processes promoted by CAMESSA, which generated a strong competition in the power generation plants demand and consequently affected prices on the rest of the demand segments, generating a lower quantity of firm commitments and/or contracts for shorter terms at lower prices.

Consequently, natural gas prices purchased by natural gas traders and industries (the latter under private bidding processes) decreased due to a strong competition for demand not only during the summer season but also during higher consume months, in accordance with a context of short term oversupply, economic recession and macroeconomic uncertainty.

As result of the electronic bidding process, contracts with LDCs were drawn up with prices nominated in U.S. dollars but with fixed exchange rates. Later, depreciation of the peso generated a lower selling price which caused a drop in the natural gas market prices.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina (approximately 74% as of December 31, 2019) are situated in the Neuquina basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina.

YPF began to provide regasification services to IEASA (formerly ENARSA) under certain agreements since May 2008. Bahia Blanca regasification operation finished on October 31, 2018 and became a liquefaction operation during 2019.

YPF is the operator of UTE Escobar (a joint venture formed by YPF and IEASA, which operates a LNG Regasification Terminal (“LNG Escobar”) since 2011, located in Escobar at km 74.5 of the Paraná River in the province of Buenos Aires. UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151 mcm (or 533 mcf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 20 mmcm/d (or 700 mmcf/d) of natural gas.

Since the beginning of its operations, this regasification vessel has converted 20.08 bcm (or 709.1 bcf) of LNG into natural gas, which has been injected into the Argentine network. In 2019, natural gas injected into the network amounted to approximately 1.73 bcm (or 61.2 bcf).

During 2018, YPF entered into two agreements: a charter agreement for a liquefaction barge, which was later named “Tango FLNG”, with Exmar Energy Netherlands B.V. (“Exmar”); and a liquefaction services agreement with Exmar Energy Services B.V. (both companies are affiliated to Exmar N.V.). Each of the agreements have a term of 10 years, with an investment by YPF of up to approximately U.S.$20 million. The agreement with Exmar Energy Services B.V. was assigned in 2019 to Exmar Argentina S.A.U., also an affiliate of Exmar N.V. incorporated under the Laws of the Republic of Argentina.

Through these agreements, YPF is able to produce an approximate volume of 500,000 tons per year of LNG by taking natural gas from its deposits throughout the country. It allows YPF to export this natural resource to different international markets, including Asia, Europe and regional markets. This is the first and unique floating LNG export project in Latin America, the third in the world, which permitted Argentina to be part of the select group of LNG exporting countries. The barge has a storage capacity of 16,100 cm LNG and liquefaction of 2.5 mmcm/d of natural gas.

The Tango FLNG is the first barge of its kind. It operates in Bahía Blanca where it arrived in early February 2019, with the outfitting and commissioning activities starting immediately thereafter. The FLNG unit received in April 2019 approximately 3,500 cm of LNG for cooldown purposes and exported the first cargo in early June of the same year, through a partial loading operation comprising approximately 25,924 cm of LNG. Following the winter season when the liquefaction unit stopped operations to prioritize availability of natural gas to the national system, the unit started liquefaction operations once again in early September of 2019. Since then, and until December 31, 2019 the unit produced 249,866 cm of LNG and exported two cargoes, the first on board the LNG carrier Excalibur and delivered to Brazil, and the second on board the LNG carrier Methane Kari Elin and delivered in Spain.

Moreover, YPF chartered two LNG carriers in order to lift the produced LNG from Tango FLNG. Those agreements will permit YPF to market the LNG that will be produced until the cold season starts again in May 2020. The first charter agreement has been executed with Excelerate Energy LP for the charter of the Excalibur, while the second charter agreement has been executed with Methane Services (an affiliate of the Shell group) for the charter of the Methane Kari Elin.

Natural gas transportation and storage capacity

Natural gas is delivered by us through our own gathering systems to the five trunk lines operated by Transportadora de Gas del Norte S.A and Transportadora de Gas del Sur S.A. from each of the major basins. The capacity of the natural gas transportation pipelines in Argentina is mainly used by distribution companies. A major portion of the available capacity of the transportation pipelines is booked by firm customers, mainly during the winter, leaving capacity available for interruptible customers to varying extents throughout the rest of the year.

We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing limited volumes of natural gas during periods of low demand and selling such natural gas during periods of high demand. Our principal gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia city. The injection of natural gas into the reservoir started in January 2001.

In May 2019, we started the construction of the second underground natural gas storage (UNGS) of YPF. It is placed in a depleted reservoir called Cupén Mahuida located in the Aguada Toledo area of the Neuquina basin. It is connected to the gas trunk pipeline system and will allow YPF to absorb the demand swing during the summer season and increase production during the winter season.

Cupén UNGS is expected to save up to 250 mmcm of natural gas during the spring-autumn seasons and to withdrawal this volume throughout the coolest four months of the year. The first injection has the objective of accomplishing the cushion gas and a fraction of working gas. This activity started by at the end of 2019 and will reach a volume of 11 mmcm at the end of March 2020. We’ll be monitoring and adjusting the project model in order to achieve the full field development on 2021.

Other investments and activities

NGLs

YPF participated in the development of its affiliate Compañía Mega S.A. (“MEGA”) to increase its ability to separate liquid petroleum products from natural gas. Through the fractioning of gas liquids, MEGA increased production at the Loma La Lata gas field by approximately 5.0 mmcm/d (or 176.5 mmcf/d) in 2001 with our assistance.

YPF owns 38% of MEGA, while Petrobras and Dow Chemical have stakes of 34% and 28%, respectively.

MEGA operates:

•	A separation plant located in the Loma La Lata field, in the province of Neuquén.

•	An NGL fractioning plant, which produces ethane, propane, butane and natural gasoline located in the city of Bahía Blanca in the province of Buenos Aires.

•	A pipeline that links both plants and transports NGLs.

•	Transportation, storage and port facilities near the fractioning plant.

MEGA’s maximum annual production capacity is 1.62 million tons of natural gasoline, LPG and ethane. YPF is MEGA’s main supplier of natural gas. The production of the fractioning plant is used in the petrochemical operations of PBBPolisur, S.A. (“PBB”), owned by Dow Chemical Company, and exported by tanker to Petrobras and other relevant clients.

Electricity market—generation

The Argentine Electricity Market

Argentina’s energy demand in 2019 decreased 3.1% when compared to 2018 according to CAMMESA. During 2019, domestic consumption increased 0.8% and exports decreased 6.8%.

To satisfy this energy demand, Argentina’s overall power generation in 2019 was 4.5% lower than power generation in 2018, according to CAMMESA. In 2019, 59.8% of Argentina’s power generation came from thermal power plants, 26.4% from hydroelectric power plants, 5.9% from nuclear power plants and 5.8% from renewable energy sources; and 2.05% from spot imports from Uruguay, Brazil, Paraguay and Chile (2,746.3 Gwh). Those spot imports were used to satisfy peak demand hours without capacity reserves and non-used wind energy from Uruguay.

Peak capacity demand reached its maximum in January 2019 (26,113 Mw), but maintaining 1,895 Mw of capacity reserve for security of the electrical system

Thermal power plants consumed 403,287 mmcm of diesel oil, a decrease of 53.9% compared to 2018, 185,589 tons of fuel oil, a 67.2% decrease compared to 2018, and 17,206 bcm of natural gas, a 4.6% decrease compared to 2018.

The average electricity price was Ps. 2,158.48/MWh, a 0.8% decrease compared to 2018, while the annual average marginal cost of production was Ps. 3,261.06/MWh, a 63.4% increase compared to 2018 due to depreciation of the peso.

In 2017, Resolution No. 19/2017 of the former Secretariat of Electric Energy replaced Resolution No. 95/13 and defined a new remuneration method for available power and generated energy, allowed the power generation plants to increase the profitability and reliability of the generation of energy. This resolution established remuneration based on the available power by type of technology (gas turbine, steam turbine, combined cycles, hydroelectric) and remuneration for energy generated and operated. Likewise, additional remuneration was established as incentive to efficiency. The payment of these concepts is done in cash and denominated in dollars. This resolution remained in force during 2018.

In Resolution SEE 287 - E / 2017 of May 10, 2017, the Ministry of Energy instructed CAMMESA to call interested parties to offer new thermal generation of technology: a) combined cycle or b) cogeneration, with compromise to be available to meet the demand in the wholesale electric market, contribute to the reduction of costs and to the increase of the reliability in the Argentine Electrical System.

On March 1, 2019, Resolution No. 1/2019 of the Secretary of Renewable Resources and Electric Market which derogated Resolution No. 19/2017 of the former Secretary of Electric Energy, effective as of March 1, 2019, and among other aspects provided for new mechanisms for payment of guaranteed power availability and generation by Generators, Co-generators and Self-generators from MEM (excluding binational hydroelectric generators, nuclear generators and Generators, Co-generators and Self-generators from MEM whose generating units had been committed as part of agreements for purposes of supplying the MEM from such regime). The prices for power and generation during the six months during which electric demand is lower which were approved by Resolution No. 1/2019 are approximately 22% lower in dollar terms than those set forth in Resolution No. 19/2017.

On February 27, 2020, SE Resolution No. 31/2020 was published in the Official Gazette, by means of which, the National Government set new remunerative values for the sale of energy and non-contractualized power. The values of the aforementioned remunerations, previously nominated in U.S. dollars, are set in Argentine pesos and will be updated on a monthly basis according to the CPI and WPI published by the INDEC. This resolution shall enter into force and apply to transactions conducted starting in February 2020.

YPF in Power Generation

On August 1, 2013, because of the spinoff of the assets of PlusPetrol Energy S.A., YPF Luz, was created to continue the power generation operations and businesses of Central Térmica Tucumán and Central Térmica San Miguel de Tucumán.

During 2019, YPF Luz participated in the following power generation plants with an aggregate net installed capacity of 1,819 MW:

•	a 100% interest in Central Térmica Tucumán (447 MW combined cycle), in which YPF Luz has a 100% interest;

•	a 100% interest in Central Térmica San Miguel de Tucumán (382 MW combined cycle), in which YPF Luz has100% interest;

•	a 100% interest in Loma Campana Este (17 MW motogenerators), in which YPF Luz has100% interest;

•	a 100% interest in Loma Campana I (105 MW gas turbine), in which YPF Luz has 100% interest;

•	a 100% interest in La Plata Cogeneración (128 MW gas turbine), in which YPF Luz has100% interest;

•	a 100% interest in Loma Campana II (107 MW gas turbine) through YGEN, in which YPF Luz has100% interest;

•	a 100% interest in El Bracho (267 MW gas turbine) through YGEN II, in which YPF Luz has100% interest;

•	a 100% interest in Manantiales Behr (99 MW wind farm), in which YPF Luz has 100% interest; and

•	a 30% interest GWh in Central Dock Sud (797.5 MW combined cycle and 72 MW gas turbines), directly and through Inversora Dock Sud S.A., in which YPF Luz has a 30% interest.

In addition to YPF Luz, YPF also owns and operates the following power plants, which are supplied with natural gas produced by YPF itself, and which produce power to supply upstream and downstream activities:

•	Los Perales power plant (77.6 MW), which is in the Los Perales natural gas field;

•	Plaza Huincul Power Plant (36.8 MW);

•	Puesto Hernandez Power Plant (19.4 MW);

•	Lomita Power Plant (20 MW);

•	Manantiales Behr (18 MW);

•	Ensenada de Barragán (560 MW), which is co-controlled with Pampa Energía S.A. YPF Luz and Pampa Energia S.A. will each act as operators for four-year terms, with YPF Luz acting as operator during the initial term. The cycle closure of the plant is currently under construction (280 MW) and it is expected to be finished during the second semester of 2020; and

•	Filo Morado (63 MW), which has not been in operation since November 2008.

In 2019, YPF Luz generated 3,710 GWh with its two combined cycle plants. Central Térmica Tucuman’s production was 2,232 GWh, and Central Térmica San Miguel de Tucumán’s production was 1,477 GWh. Additionally, Central Dock Sud generated 4,241 GWh considering YPF Luz’ stake. Energy produced by both combined cycle plants in Tucumán was 29% lower in 2019 compared to 2018. The energy produced by Central Dock Sud in 2019 increased by 7% as a result of the normalization of operations following a failure in the DSUDTG09 compressors in 2018.

At the beginning of 2018 YPF Luz bought the cogeneration plant in La Plata from Central Puerto S.A (128 MW), which generated 820 GWh in 2019, a 6% decrease compared to 2018.

Within the framework of Secretary of Electrical Energy (S.E.E.) Resolution No. 21/2016, YPF Luz, together with a subsidiary of General Electric, decided to engage in two projects for the development and operation of two power plants.

One project consists of a new 107 MW thermal power plant located at Loma Campana in Neuquén Province, Argentina. The project has succeeded in obtaining a purchase price agreement at the second round of the power capacity auction established through S.E.E. Resolution No. 21/2016 and the reference terms issued by CAMMESA. The commercial operating date of this power plant was on November 30, 2017, generating 503 GWh during 2019, a 27% increase compared to 2018.

The second project consists of a new 267 MW thermal power plant located at El Bracho in Tucumán Province, Argentina. The project has succeeded in obtaining a purchase price agreement at the first round of the power capacity auction established through S.E.E. Resolution No. 21/2016 and the reference terms issued by CAMMESA. The project reached the commercial operating date on January 27, 2018, generating 136 GWh in 2019, a 75% decrease compared to 2018.

Both projects involved an aggregate investment of U.S.$ 307,9 million, and the total shareholders’ contribution was U.S.$ 88,4 million (approximately U.S.$ 58,9 million payable by YPF Luz), with the remainder of the investment amount, U.S.$ 219,5 million financed by financial institutions.

Additionally, in order to support YPF’s operations, YPF Luz owns Loma Campana I and II. During 2019, these plants generated 1,209 MW, a 46% increase compared to 2018.

As a consequence of Law No. 27,191 related to renewable energy, YPF Luz started in 2016 the construction of its renewable generation project, Manantiales Behr Wind Farm (99 MW), near Comodoro Rivadavia in the Chubut province, in order to supply the percentage of YPF total demand with clean generation that was required by law in 2018 and 2019. This project reached the commercial operating date of the first 46.2 MW on July 24, 2018, completing on December 24, 2018. During 2019, the wind farm generated 527 GWh.

The energy produced by YPF Luz and Central Dock Sud (10,644 GWh in total, considering YPF Luz’s stake in Central Dock Sud) represented 8.11% of Argentina’s electricity generation in 2019.

In addition, and in pursuant to the Law No. 27,191, the Ministry of Energy and Mining launched in August 2017 the Plan RenovAr 2.0, an auction for 1,200 MW for the construction of renewable energy generation plants, in which YPF Luz was awarded with the construction of the Cañadón Leon Wind Farm, a project of another 100 MW of clean generation, in the Santa Cruz province. Under the terms of the auction, this project will allow YPF Luz to have another power purchase agreement with CAMMESA. This project is expected to be finished during the second half of 2020.

As far as efficient energy generation is concerned, YPF Luz won the award of two projects at the second round of the cycle closure and cogeneration plants auction established through S.E.E. Resolution No. 287/2017. One project consists of a new 85 MW cogeneration plant located in the Buenos Aires province. The other implies the closure of the open cycle of the El Bracho thermal power plant in Tucumán (198 MW).

In addition, and pursuant to Resolution No. 281-E/2017, YPF Luz was awarded with dispatch priority for two additional renewable generation projects, Los Teros Wind Farm (122.6 MW) and Los Teros II Wind Farm (49.8 MW). These projects will allow YPF Luz to commercialize renewable energy in the private market (Mercado a Término de Energías Renovables – “MATER”). Los Teros I is expected to be finished by the first half of 2020 and Los Teros II during the first quarter of 2021.

With all these projects in its portfolio, among others, YPF Luz pursues to be one of the strongest competitors in the electrical generation market in Argentina. For this purpose, YPF Luz established negotiations with GE Energy Financial Services during 2017 in order to redistribute its share capital, trusting that the entrance of the strategic partner will hasten the growth of the company in the country.

On December 14, 2017, the Board of Directors of the Company approved the terms of a memorandum of understanding signed with GE Energy Financial Services, Inc. (“GE EFS”) which established the framework conditions under which the parties would agree to the capitalization of YPF Luz. This Agreement established that GE EFS intended to contribute capital through a vehicle company and subscribe for shares of YPF Luz in order to have a shareholding of 25% of its capital stock.

On February 6, 2018, YPF with EFS Global Energy B.V. (“GE”) and GE Capital Global Energy Investments B.V., companies indirectly controlled by GE EFS, entered into an agreement which established the conditions for the capitalization of YPF Luz (the “Share Subscription Agreement”). The Share Subscription Agreement established that GE, subject to compliance with certain conditions precedent, would subscribe for shares of YPF Luz to have a shareholding of 24.99% of its capital stock and jointly control YPF Luz with YPF.

The contribution would be in an amount equal to U.S.$310 million, composed of:

-	Subscription price of U.S.$275 million:

o	U.S.$135 million as of the closing date of the transaction; and

o	U.S.$140 million 12 months after the closing date of the transaction.

-	Contingent price of up to the maximum sum of U.S.$35 million subject to the evolution of the prices of Resolution No. 19/17 (33.33% as of 24 months from the closing date of the transaction and 16.67% each subsequent year).

On March 20, 2018, GE EFS Power Investments B.V. (“GE”), a subsidiary of EFS Global Energy B.V. (both corporations indirectly controlled by GE Energy Financial Services, Inc.), subscribed for shares of YPF Luz in an amount equal to 24.99% of YPF Luz’s capital stock through a cash contribution of U.S.$275 million, plus a contingent payment for up to U.S.$35 million. This cash contribution allowed YPF Luz a more accelerated development of its business plan. As of the date of the subscription of YPF Luz shares by GE, GE and YPF S.A. have joint control of YPF Luz.

See Note 3 to the Audited Consolidated Financial Statements for additional information.

On August 5, 2019 YPF Luz, Y-Luz Inversora S.A.U., Luz del León S.A. (“Luz del León”) and Wind Power AS, a subsidiary of Equinor ASA (a company incorporated in the Kingdom of Norway, (“Equinor”)), entered into an agreement for the subscription of shares in Luz del León, a company 100% controlled by YPF Luz. Luz del León holds all rights and obligations relating to Cañadón León Wind Farm Project for approximately 120MW, located in the Province of Santa Cruz. Such project is currently under construction and the total installed capacity and power corresponding to the project has already been sold to CAMMESA under the RENOVAR 2 Program and to YPF S.A. under a private power purchase agreement for the following 20 and 15 years, respectively.

On May 29, 2019 YPF received a notice from IEASA informing that YPF and Pampa Cogeneración S.A., an entity controlled by Pampa Energía S.A. were the successful bidders of the National and International Public Tender No. CTEB 02/2019 pursuant to their joint offer, which was launched by means of Resolution No. 160/19 of the Secretariat of Government of Energy (the “Tender Process”), related to the sale and transfer by IEASA of the goodwill of the Thermal Power Station Ensenada de Barragán (the “Station”). YPF and Pampa Energía S.A jointly acquired the Station, through CT Barragán S.A., a company co-controlled by YPF S.A. and Pampa Cogeneración S.A. (the “SPV”). The Station is located in the Ensenada petrochemical complex, Province of Buenos Aires, and currently has an installed power capacity of 560 MW. As part of the Tender Process, the SPV is required to complete the necessary works for the Station to operate on a combined cycle basis, which upon completion will increase the Station’s power capacity to 847 MW. This cycle closing will involve an increase in the Station’s efficiency, as the same fuel (gas) will produce an additional 50% electricity. Once the combined cycle works are complete, it is estimated that the Station will be one of the most thermally efficient units among the country’s electricity generators. The estimated joint investment related to the acquisition of the Station is U.S.$ 290 million, which includes the final amount (in cash) offered in the Bidding, and the purchase price of a certain amount of securities (“VRD”) issued as a result of the Supplementary Agreement to the Global Financial and Management Trust Program for the Execution of Energy Infrastructure Works - Series 1 – IEASA (former ENARSA) (Barragan) (the “Trust Agreement”). It is estimated that the cycle closing works will reach an approximate amount of U.S.$ 180 million. The acquisition of the Station’s goodwill includes the assignment of the Trust Agreement in favor of the SPV, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDRs to be acquired by the SPV) amounts to approximately U.S.$ 200 million, which is expected to be repaid with cash flows from the Station. On June 26, 2019, the sale and transfer by IEASA of the goodwill of the Station to CT Barragán S.A. was executed. The SPV has entered into a syndicated loan agreement in an amount equal to U.S.$170 million. This loan is on a non-recourse basis to its shareholders, provided that the SPV receives its commercial operation license within a 30-month period.

Natural gas distribution

We currently hold a 70% stake in Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2019, Metrogas distributed approximately 7,599.6 mmcm (or 267.96 bcf) of natural gas to 2,2 million customers in comparison to approximately 7,574.9 mmcm (or 267.31 mmcf) of natural gas per day to 2,2 million customers in 2018. During May 2013, we, through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”), gained 100% ownership of Gas Argentino S.A. (“GASA”), the controlling company of Metrogas, by acquiring shares representing the remaining 54.7% interest in GASA not already owned by us. In 2016, GASA and YPF Inversora Energética were both merged into us and dissolved without liquidation.

Additionally, on December 28, 2016, YPF has received from Metrogas a copy of the note received by it from ENARGAS, requesting it to adjust Metrogas’ equity structure in line with the term provided for in Emergency Law No. 25,561 and in compliance with Section 34 of Law 24,076. In this regard, it should be noted that YPF indirectly acquired 70% of Metrogas equity, which transaction was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., is the holder of 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting to overrule the ENARGAS Note and render a new decision setting a reasonable timeframe consistent with the current reality of the gas market to comply with the provisions set forth article 34 of Law 24,076.

On June 15, 2017, YPF submitted to ENARGAS a tentative schedule for the process of adapting its equity interests in Metrogas, which was expanded in detail on July 3, 2017. As of the date of the prospectuses, ENARGAS has not issued any decision regarding the appeal or the submitted tentative schedule.

Such presentation does not imply withdrawal of the above-mentioned appeal.

On April 5, 2018, Metrogas was notified that the ENARGAS rejected the appeal for reconsideration submitted by YPF on March 30, 2017. ENARGAS 313/2018 resolution was notified on to YPF on April 6, 2018.

YPF asked for a review of procedures, that was granted by ENARGAS on September 10, 2018. This action extended the period for filing an appeal. On October 8, 2018, YPF filed an appeal with the SGE. As of the date of the prospectuses, this appeal has not been resolved.

Metrogas tariff issues

The Emergency Law published in the Official Gazette on January 7, 2002, modified the legal framework in force for license contracts of public services.

The main provisions of Emergency Law that have an impact on the License duly granted to Metrogas by the National Government and that modified express provisions of the Gas Law were the following: “pesification” of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI) and the renegotiation of the License granted to the Company in 1992.

Moreover, the Emergency Law established the beginning of a renegotiation process of public utility services agreements granted by the National Executive Power (“PEN”) without detriment to the requirements that utility services companies must go on complying with all their obligations.

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2017. The terms for renegotiating licenses and public services concessions were also extended. See “—Legal and Regulatory Framework and Relationship with the Argentine Government— Public Emergency.” In the framework of the renegotiation process, the Company signed a series of agreements with different entities representing the National Government.

For the agreements signed during the last years, see “—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas—Tariffs.”

On December 23, 2019, the Social Solidarity Law was published within the framework of the Public Emergency Law No. 27,541 (“Social Solidarity Law”). This law declares the public emergency as to economic, financial, tax, administrative, social security, tariffs, energy, health and social matters and empowers the PEN until December 31, 2020 pursuant to Section No. 76 of the National Constitution. Under this regulation the Government has adopted several measures that affect natural gas distributors (see “Information on the Company-Tariff regulation.” and “—Legal and Regulatory Framework and Relationship with the Argentine Government— Public Emergency.”).

With respect to the Cumulated Daily Differences (CDD), Metrogas adhered in due time to the Regime as established by Decree No. 1053/2018. On December 5, 2019, SGE issued Resolution No. 780/2019 that approves transfer of the first partial payment to Metrogas. The company registered the liabilities with gas producers for CDD on the financial statements as of December 31, 2019, corresponding to the period April 1st, 2018 to March 31, 2019, referred to the abovementioned Decree and the credit with the National State for the same amount and concept.

In relation to the six-month adjustment on the transport and distribution margins in effect as of October 1, 2019, on September 4, 2019 SGE Resolution No. 521/2019 was released, ruling the deferral of this adjustment until January 1, 2020, when the amount corresponding to the immediately preceding update index will be applied. In order to compensate providers within the framework of item 9.8 of the Basic License Distribution Rules (“RBLD”, the acronym in Spanish), a review and adjustment of the mandatory investments under their responsibility was ordered – with accurate incidence.

On October 4, 2019, Metrogas filed its proposal for the readjustment of mandatory investments under its responsibility as required by SGE Resolution No. 521/2019.

In the presentation, the company determined the impact on income for the period from October 2019 to December 2019, pursuant to the Integral Tariff Revision (“ITR”) provisions. Furthermore, the company suggested that Mandatory Investment Plan (“MIP”) be adjusted by that same amount, which represents an original MIP decrease of 3.84% for Regulatory Year 3 ending in March 2020, and 17.87% for Regulatory Year 4 ending in March 2021. As of the date of the prospectuses, the Metrogas presentation is under evaluation for authorization by ENARGAS. In due time, the company will consider actions to be taken in case ENARGAS agrees only to a partial recognition of the established impact.

On November 25, 2019, SGE Resolution No. 751/2019 was published replacing Section 1 of SGE Resolution No. 521/2019 and established that the six-month adjustment on the transport and distribution margins should be deferred from October 1, 2019 to February 1, 2020, and the corresponding adjustment rate to show the variation on prices between February and August 2019 should be applied.

Through ENARGAS Resolution No. 703/2019, new tariff charts were published applicable to Metrogas from November 1, 2019. Later, on November 29, 2019, after finding out material errors on ENARGAS’ Resolution No. 703/2019, new tariff charts were published through ENARGAS Resolution No. 763/2019, which became effective on November 29, 2019.

Under the Social Solidarity Law there was a deferral on the adjustment of natural gas and electricity prices by 180 days, until June 30, 2020. This deferral leaves no effect to the scheduled adjustment on February 2020 and will affect prices of natural gas to residential and commercial consumption and power generation.

Seasonality

For a description of the seasonality of our business, see “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality.”

Research and Development

At the end of 2012, YPF created YPF Tecnología S.A. (“Y-TEC”), a highly specialized company focusing on research and development (“R&D”) activities. YPF holds an interest stake of 51% and CONICET, a state-owned research and development organization, holds an equity interest of 49%.

All lines of R&D carried out by Y-TEC are strategically aligned to the needs of YPF. The Board of Directors of Y-TEC consists of three directors appointed by YPF and two directors appointed by CONICET; additionally, the Chairman and the General Manager of Y-TEC are appointed by YPF.

For the operations of Y-TEC, five hectares from the National University of La Plata (“UNLP”) were acquired, and a 13,000 m2 building consisting of 47 labs and 12 experimental plants were built. The staff and the equipment moved into the new building in June 2016. More than 250 professionals work in the new building creating innovative solutions for the energy sector.

Y-TEC has the mandate to coordinate and manage all YPF’s R&D efforts, consolidating and boosting a Portfolio 51 projects (as of December 2019) aimed to generate high-impact technological solutions. Y-TEC also has several Service Platforms that provide high quality technical and laboratory support services. During 2019 Y-TEC executed more than 100 technical assistance and specialized services.

Y-TEC explores opportunities throughout the actual and future energy sector. This is a broad and diversified strategy approach that covers core areas such as Unconventional Resources, Mature Fields and Petrochemical, as well as New Energies, Future Mobility and Environmental Sustainability.

Y-TEC believes in the value of liaising with technological partners to reinforce regional leadership, adopting the open innovation concept. This concept allows us to reduce technological risk, shorten the time to have the product on the market and minimize costs.

Since 2016, we have opened more than twenty “Innovation Spaces”. These are areas promoted by Y-TEC to complement scientific capacities in public and private institutions and allow the development of high impact technological products for the national energy industry. Knowledge, experience and state-of-the-art equipment are brought together by Y-TEC and CONICET.

In the areas of exploration and production of unconventional resources, R&D efforts are focused on reducing the development field cost, by the design, development and application of very specific technologies. Some of our most important challenges include simulation and modeling tools design and development, measuring and monitoring solutions, tailor-made fluids and smart proppants, additives and chemical products for optimizing drilling, completion, and production operations.

To optimize production from mature fields, we are focused on increasing the recovery factor by the development of enhanced oil recovery technologies and the implementation of new processes and materials to reduce the operational costs of our facilities, to enhance their run life and integrity.

Regarding oil products refining and marketing, we apply our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on the achievement of energy efficiency and environmental improvements. In the petrochemical business, R&D activities are mainly focused on the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products. According to YPF’s sustainability strategy, the development of innovative bio-products is also part of the R&D focus.

Renewable energy is a strategic R&D area. Energy storage based on li-ion technologies, solar energy, hydrogen production, bioenergy and energy efficiency are among the greatest challenges.

Supporting the process of transformation initiated by YPF and in line with the advancement of digital technologies, we stood up at Y-TEC a Center of Excellence (COE) in Advanced Analytics, fully dedicated to executing AI and data science projects across all YPF businesses.

The COE combines, under one single department, data scientists, process modeling experts and IT professionals to provide integrated solutions to the O&G industry. With this initiative, YPF is set at the forefront of other companies in the country by enhancing the use of the data to improve performance, to multiply value by prioritizing data science projects with the highest return on investment. and to discover new businesses. The COE delivered a first set of initiatives during 2019, and currently manages a high-potential portfolio of more than 20 projects under execution.

Competition

In our Upstream business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Upstream business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén, Santa Cruz and Chubut. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” However, changes introduced in the Hydrocarbons Law through Law No. 27,007 (2014) limit the ability of provincial companies to possess future exclusive rights over permits and concessions, which supports competition in the Argentine oil and gas industry. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, (amendment of the Hydrocarbons Law).” Moreover, during the last several years we have made a comprehensive move to secure, either by renewing, extending and converting through mechanisms provided in the Law, the majority of such permits and concessions in Argentina considered valuable in the long term.

In our Downstream businesses, we face competition from domestic and international oil companies. In our export markets, we compete with numerous oil and trading companies. We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and, in certain cases, to Argentine regulations.

See “Key Information—Risk Factors—Risks Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations”, “Key Information—Risk Factors—Risks Relating to Our Business— We are exposed to the effects of fluctuations in the prices of oil, gas and refined products”, and “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas—Tariffs.”

We continuously assess the external environment and our competitive position to adjust our business strategies and plans to create and sustain competitive advantage.

Environmental Matters

YPF-Argentine operations

YPF is committed to operate in balance with its environment. In this sense, it carries forward its mission to produce and provide energy focus on environmental care, trying to minimize the impact, looking enhance the positive effects associated with its work and prioritizing the protection of workers, the environment and the community in general.

During 2019, we continued the implementation of our Operational Excellence Policy, which was approved on 2018, in order to replace and upgrade our Environmental Protection and Health Preservation Policy. Environmental management is built upon a strong corporate culture of security and protection, and it is deployed through a management system focused on occupational risks, the mitigation of industrial risks and integration of the principles of process safety to control the risks and the impacts. This management system and its application is certified according to standards OHSAS 18001 (Safety) and ISO 14001 (Environment) in the major industrial centers of the company.

All the company’s segments are constantly upgrading their integrated management systems and major environmental parameters are subject to reporting and monitoring as a means to evaluate our performance and implement any necessary improvements.

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including air emissions and wastewater, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures and investments in order to warrant the reliability and integrity of our assets and operations and to comply with these laws and regulations as well. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many aspects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the most significant ones are mentioned below. We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future, including the installation and operation of systems and equipment for remedial measures, and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities.

Simultaneously, we have in place comprehensive risk management policies in connection with our assets, processes, businesses and projects, integrating, at all stages of their life cycle, criteria and preventive actions for environmental protection, safety, health, quality, integrity and reliability. We operate not only in strict compliance with policies, rules and procedures, within Argentina’s current legal and regulatory framework, but also proactively adopting reference standards in the absence of legislation.

As an example of our work towards best practices in the industry, we have implemented an investment plan aimed at improving the quality of fuels. In September 2019, Resolution No. 558/2019 of the Secretary of Government of Energy substituted Resolution No 5/2016 and established modifications to the new specifications for sulphur content in fuels. This Resolution established that as of 2024 sulphur specifications will be adjusted of Gasoil and Gasoline Degree 2. Hence, investments are being made since 2018 in order to comply with these new specifications: the development of a new unit of coke petrol hydrotreatment, the revamping of the magnaforming, the FCC petrol hydrotreatment unit in La Plata Industrial Complex and the revamping of the hydrotreatment of petrol and a new gasoil desulphurization unit in Luján de Cuyo Refinery. These units are expected to begin operations by the end of 2023. During 2019, YPF made a sulphur content reduction of gasoline Degree 3.

In the La Plata Industrial Complex an ambitious plan of effluents adequacy is being followed since 2014, including drain fluids segregation and raft building which also allows us to strengthen the resilience of our facilities to the new climatic conditions of the region. Furthermore, connection works for the discharge of security torches are being completed according to Resolution No. 231/96 of the Environmental Policies Office of Buenos Aires Province.

In Logistics, the integrity plan for tanks and pipelines is developed annually to ensure their tightness.

Annually, plans are developed across business units to comply with different Security and Environmental Resolutions. Works based on Resolutions No. 785/05 and Resolution No. 404/94 are performed on tanks and inspections of pipes according to Resolution No. 1460/06 are carried out as well. Following regulations of the Buenos Aires Province’s Organization for Sustainable Development, we also perform pressure container inspections.

In addition to the projects mentioned above, we begun to implement a broad range of environmental projects in the domestic Exploration and Production, Refining & Marketing and Chemicals segments, such as increasing the capacity of biological treatment in the La Plata Refinery, a new flare in the Luján de Cuyo Refinery, wastewater treatment and fire protection facilities, new flare in Plaza Huincul Industrial Complex, improvement of fireproofing in existing facilities and implementation of bottom loading systems in terminals.

We and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries and harbor terminals as well. During 2016, we implement a similar program in Luján de Cuyo and in the following years we started such projects in Plaza Huincul, Añelo and Allen (Upstream & Downstream Operations) areas.

In 2019 we continued our agreement with Oil Spill Response Ltd. to implement a plan with the purpose of evaluating and reducing the possible environmental impact caused by an oil spill in Argentine surface waters, thus reducing the environmental impact of potential oil spills offshore. This agreement includes technical and operational support in case of oil spills on rivers or seas caused by accidents involving cisterns or exploration and production offshore. We also keep our agreement with Wild Well Control Inc. updated, in order to be prepared for possible blow outs.

During 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) were certified under the ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). All of them are also certified under the OHSAS 18001 (occupational health and safety performance) standard. In addition, since 2008, the La Plata, Luján de Cuyo and the Plaza Huincul complexes have been verified in accordance with ISO 14064 for the inventories of industrial greenhouse gases. The refineries maintain their systems under continuous improvement and revision by accredited organizations.

Focusing on the development and research, the company created YPF Tecnología S.A. (see “Information on the Company—Research and Development”) which is implementing an Environmental Sustainability Program focused on three strategic areas: reduction of emissions, increase of sustainable production and bioproduct development. This translates into high-impact projects for the industry, namely, effluent treatment, development of new production technologies, soil bioremediation, CO2 capture and valorization, atmospheric contaminant removal, and valorization of agricultural products and waste. With respect to climate change, over the next years we are committed to a lower carbon economy through more efficient oil, gas, fuels and derivatives production, lower intensity in GHG emissions, and cleaner electric power with a higher share of renewable energies.

In this context, during 2019 we updated our Commitment to Climate Action and Energy Efficiency (developed in 2015 and renewed in 2017) which provides the framework for working on mitigation and adaptation activities. The identified lines of action include the following:

●	Integrate climate risk analysis methods;

●	Become the third electric power generator in the country in the future;

●	Encourage and boost energy efficiency by improving performance in our facilities and activities;

●	Advance research and development of new related technologies;

●	Achieve a reduction of our operations specific GHG emissions in near future.

●	Achieve the target of having approximately 70% of our vehicle fuels conform to low-sulphur standards (Euro V) in the near future.

●	Develop climate change adaptation strategies for our operations.

Regarding this commitment, we continued working on:

●	Improving Energy Efficiency. In 2017 we completed an energy assessment of production processes in the Company’s three main segments (Upstream, Downstream, and Gas and Power). This helped us ascertain YPF’s balance, consolidated and area-specific consumption, establish a baseline, and identify energy efficiency opportunities.

This assessment will be carried out on completed, in-progress and planned projects. In the Downstream business, the most relevant projects are associated with cogeneration in the City of La Plata and revamping of units in La Plata and Luján de Cuyo industrial complexes, while in the upstream business, those related to electrification and generation improvements brought about by changes in equipment in mature oilfields. In Gas and Power, the key to energy efficiency lies in renewable energy projects, which will be the most significant contributors to reducing specific GHG emissions.

As part of this process, at the beginning of 2018, YPF has decided to upgrade the consumption and deficiency logging and monitoring system, and implement a coordinated, company-wide energy management system

Additionally, in 2018 a committee for energy efficiency was created in order to concentrate the different actions that are being performed in the company. In 2019 the same committee continued work on promoting the scope of energy efficiency in different areas. See “—Our commitment to sustainability.”

In 2019, seven new facilities were certified as ISO 50001 for Energy Management: our company Mega and six thermal generation plants of the company YPF Luz. These locations are in addition to the certificates awarded in previous years in respect of eight of our facilities. On the other hand, a certification process for La Plata Refinery is scheduled for completion in 2020.

●	Monitoring our two projects registered under the Clean Development Mechanism (“CDM”), which allow us to reduce the emissions in the different stages and processes of crude oil refining through the recovery of flare gas in La Plata (CILP) and Luján de Cuyo (CILC) industrial complexes. Residual gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2019, CO2 was reduced by around 168,687.2 tCO2 between both projects.

The methodology developed by YPF was approved by the United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities”. To date, there are six projects registered under the CDM that have implemented this methodology around the world (Argentina, China, Kuwait and Egypt).

●	Continuing and strengthening Greenhouse Emissions (“GHG”) Inventorying. Since 2008 we have been gradually introducing management systems into our operations to record emissions through GHG inventories, applying the ISO 14064-1 standard. This inventory has been successfully checked in the Ensenada Industrial Complex since 2008. During 2016, we began to implement the verification of greenhouse gas emissions inventory by a third party in Plaza Huincul Refinery. During 2019, we completed an external audit of all of YPF’s industrial complexes for the 2018 inventory in La Plata (Refinery and Petrochemical Plant), Luján de Cuyo, and Plaza Huincul (Refinery and Methanol Plant). We also monitored other air emissions (SO2, NOx, CO, NMVOC, and particulate) in accordance with applicable regulations.

●	The forestry projects located in the province of Neuquén which constitute approximately 7,000 hectares of trees forested under a long-term work program. Using the afforestation methodologies and tools available at the United Nations Framework Convention on Climate Change (“UNFCCC”) Clean Development Mechanism web site, it was possible to arrive to a conservative estimated amount of approximately 760,000 tons of CO2 equivalents that were captured by the afforestation project activities from 1984 (when the first afforestation activity occurred) through 2014.

●	The commitment to minimize gas sent to flares and gas vented, giving compliance to the requirements established in National Resolutions No. 236/93 and No. 143/98 issued by the former Energy Secretariat of the Nation (SEN) and all those applicable provincial regulations. In this sense, there is a new initiative, implemented in Mendoza: the virtual gas pipeline, that implies the liquefaction and transportation of the natural gas associated from remote wells to an electric power plant in order to reduce flaring. In 2019 this practice has been developed in other associated gas production facilities like Bajo del Toro.

●	Developing Electric Power and renewable energy business. See “—Gas and Power.”

●	Climate Change Adaptation: We moved forward with climate risk assessment projects at the Company’s facilities by implementing the Business Areas Climate Impact Assessment Tool or BACLIAT. We also used such tool at the logistics terminal located in Concepción del Uruguay in 2017; in an oil pipeline in the province of Mendoza in 2018, and in terminal Barranqueras and in an Upstream oil facility in Comodoro Rivadavia in 2019. We looked into past, current and future climate trends; detected primary risks; and identified mitigating actions to reduce vulnerability and encourage early action. In addition to the implementation of the tool in other facilities, we started working on the development of climate maps to identify the risks related to climate change on our operations and facilities.

Strengthening the relationship established with the Argentine Environmental Authority (Ministerio de Ambiente y Desarrollo Sustentable de la Nación), in particular with its Climate Change Unit (CCU - Dirección de Cambio Climático) in order to collaborate with the development of the Third National Communication on Climate Change to the UNFCCC and during 2017 in workshops organized by the CCU for developing the National Climate Change Plans related to the Nationally Determined Contributions (NDCs) committed by the country under the signed Paris Agreement. With respect to this, YPF signed a framework agreement with the Argentine Environmental Authority for a mutual collaboration on environmental issues, particularly relating to climate change.

Water Management

YPF is committed to an integrated water management approach focused on resource sustainability, as embodied in its corporate regulations. This means not only assessing water resources in terms of use, but also of transportation and storage; consumption optimization, ensuring adequate treatment of process water to enable reuse; and analysis and treatment of liquid effluents.

Along these lines, in 2015 we started a water management benchmarking study on several assets within the Downstream and Gas and Power businesses. The three industrial refining complexes, Tucumán Thermal Power Plant, and La Matanza Terminal had already been surveyed in 2016. In 2017 we finished surveying Dock Sud and La Plata Terminals, Escobar LNG Plant, and Y-TEC. This methodology improved our knowledge of water withdrawal sources and effluent disposal points and provided relevant volumes.

A similar ongoing improvement process is carried out in the Upstream business. Based on a survey performed on all operations in 2015, this area has now an annually updated resource management plan.

In 2016 we started the implementation of the Local Water Tool (LWT) oriented to the identification of water risks and practices for an adequate management of water and effluents, through the analysis of the Luján de Cuyo and Tucumán Industrial Complexes. In 2017, we continued in the Fernández Oro Station in the Province of Río Negro (Upstream) and Escobar LNG Plant, in the Province of Buenos Aires (Gas and Power). As a result, new potential risks were identified and included in the relevant action plans. In 2018, the LWT has been implemented in the Southern area (Tierra del Fuego), Plaza Huincul Industrial Complex and La Matanza fuel dispatch terminal Furthermore, a particular focus has been placed on water management, dedicating personnel and resources exclusively to carry out a detailed study of water management for the different facilities of the Company, which allowed us to establish the water balances captured and produced and the identification of improvement and optimization actions for next years. During 2019, we implemented the LWT in the Downstream La Plata Complex Facility.

Additionally, during 2019, we also started using the Aqueduct; a tool that allows us to identify areas with potential water stress risk along with the mapping of our operational areas and areas with water stress. This information will be used for the development of planning activities in this regard. Additionally, we also performed during 2019 a pilot activity in the Upstream operations for the development of a process that will allow us to evaluate the water use efficiency in the different facilities of the company.

Waste Management

In compliance with Argentine regulations and our environmental standards, we develop integrated waste management activities seeking to: (a) phase out waste generation; (b) reduce waste hazardousness and ensuing environmental impacts; (c) ensure proper treatment and final disposal; and (d) establish continuous improvement programs.

Since 2012, we have been working on initiatives in our Upstream business unit in order to systematically reduce the stock of soil with hydrocarbons. This is being performed with the commitment, leadership and responsibility of the entire Company achieving a reduction of 78% of the stock in our repositories from 2012 to November 2019. Some of the activities that allowed us to achieve this target were related to actions to the providers, mainly with the development of technical specifications for the contractual arrangements and effective technical supervision of their activities, optimizing the biotreatment times.

During 2017, the treatment of plastic materials contaminated with hydrocarbons began in Santa Cruz, recovery and value has been possible through washing and recycling, prioritizing their reuse and avoiding their incineration, promoting a circular economy and reducing CO2 emissions.

Furthermore, each business unit developed Waste Management Plans in line with the Upstream Waste Management Procedure and the Corporate Norm. Together with these plans the Oil spill cleaning procedure was also developed which is focused on the minimization of waste during remediation activities.

Spill Preparedness and Response

The Company has a Spill Prevention and Control System in place that has helped to reduce the spill frequency rate for the past years. This system provides an investment plan focused on the integrity, maintenance and improvement of facilities and pipelines. It includes a spill communication and response procedure reporting to a software program that automatically alerts the relevant environmental authority.

In the specific Downstream business, improvement activities were aimed at storage, and truck and pipeline transportation.

Management of biodiversity and ecosystem services

As part of our continuous improvement, in 2019 we made a revision on our corporate Biodiversity Management standard and we updated our geographic information system (GIS) as part of the biodiversity map project we started in 2018. This initiative will allow us visualizing any overlapping of activities with especially sensitive areas in Argentina and will help us to prioritize any required actions on sites with interference. The map not only includes areas under international, national or jurisdictional protection but also private areas and areas inhabited by endangered species.

The management of biodiversity mainly focuses on instances where operations are being performed in ecological sensitive areas. These activities are being documented in the Biodiversity Management Plans. Currently, our Upstream business unit has two of these plans, one for our operations in the Llancanelo Ramsar site in the Mendoza province and another in the Auca Mahuida site in the Neuquén province.

The activities related to biodiversity management in many cases involve changes in operational procedures, such as multiple location development, the camouflage of drilling equipment and even actions that require the adaptation of the operation sites in order to promote the allocation of particular species.

As operations continue to adapt, biodiversity monitoring activities are also being performed under a complex process due to the frequent natural variations that affects the wild populations, ecosystems and ecological processes in the medium and long term. This is done in order to gather information related to the local ecosystem and is focused on its protection and, when necessary, its restoration. This information is also important for the proper and sustainable use of natural resources before operations start.

During 2018, we performed a technical study which analyzed and reported the degree of ecological restoration of sites devoid of vegetation in our Santa Cruz operations. The area under study encompassed 10 blocks, or concession areas, amounting to a total area of 6,943 km2 and 1,968 abandoned locations This technical study enabled prioritizing areas that had to be intervened for restoration and separate those that did not require intervention

Environmental activities led by YPF in areas of unconventional exploitation of crude oil and natural gas

Organically rich shale gas and oil accumulations are drawing increasing attention worldwide as sources of significant natural gas and oil reserves.

Since 2008, YPF has led various exploration and development projects related to unconventional resources in Argentina, the most important being in the Vaca Muerta formation within Neuquina basin.

The Vaca Muerta formation is found between 2,500 and 4,000 meters of depth, more than 2,000 meters below the water table, which is usually located at depths of 300-500 meters. See “Key Information—Risk Factors—Risks Relating to Our Business—Our domestic operations are subject to extensive regulation” and “Key Information—Risk Factors—Risks Relating to Our Business—Oil and gas activities are subject to significant economic, environmental, operational risks and seasonal fluctuation.”

Hydraulic stimulation, a long time proven technology, allows these resources to be extracted in an efficient and environmentally-friendly way. Hydraulic stimulation consists of injecting high pressure fluids and sand into the wellbore to crack the rock and enable the trapped hydrocarbons in the formation to flow to the surface like in any conventional well.

Generally, this technique uses water and sand (99.5% of the water can be recycled) and additives (0.5%). These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in table salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development of these reservoirs is acquired from bodies of running water which represent only a small percentage of the total flow and involve much lower volumes than those used for agricultural and human consumption in the province of Neuquén. During 2019 we also started to use ground water not suitable for human consumption or for irrigation.

From the beginning of unconventional operations, YPF has considered the environmental protection as one of the values of its health, safety and Operational Excellence policy.

In accordance with law Disposition No. 112/2011 of the Environmental Subsecretary of Neuquén, the project has an Environmental Baseline Study (“EBS”). The EBS includes the current description and environmental characterization of the concession areas and specifically environmental components that may be affected significantly by the projects and activities.

YPF developed a water management framework, which focuses on three key areas of water usage: water resources (sustainability factors, measures that consider the needs of other local water users, and the net environmental effect); water use and efficiency (controls of replacing water use, reducing water consumption, and the reutilization and recycling to consider the net environmental effect); and wastewater management (similar sustainability factors and the net environmental effect are considered likewise water resources management).

In addition, YPF commissioned the following studies: (i) a hydrogeological study of confined and semi-confined aquifers of Neuquén and Rayoso Groups and hydrogeological study of the unconfined aquifer of the alluvial plain of the Neuquén River in the Loma Campana area and (ii) a similar study in the Narambuena area, which was conducted in 2016.

After the hydrogeological studies carried out in 2015 and 2016, during 2017 YPF focused its studies on the gathering of hydrogeological information through electrical profiles and water samples in order to obtain the baseline data for a regional hydrogeological study, aimed at conventional and unconventional areas in Neuquén. This hydrogeological study was completed in November 2018, which covered not only the traditional hydrogeological aspects but also the evaluation of water quality for irrigation and drinking water. The main objective of the study is the identification of the aquifers that must be protected. For the coming years, we expect to update the hydrogeological study with the information gathered during 2019. We have started similar studies in the provinces of Rio Negro, Santa Cruz and Mendoza.

Our commitment to sustainability

The oil and gas industry is undergoing a time of profound changes that require the harmonization of the growing energy demand with new challenges in terms of costs and profitability, diversification of the energy matrix and an increasing concern about climate change and the decarbonization of the economy. Each region or country will have to develop its own roadmap for transition based on its specific starting point, resource availability and capabilities.

Current and pending climate change related regulations such as costs related to monitoring or reducing emissions may adversely impact our operations and increase our compliance costs. See “Key Information—Risk Factors—Risks Relating to Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters.”

In this context, YPF has started a process to become an integral energy company and the leader for sustainable energy development in Argentina. YPF understands sustainability as a way of doing business that involves:

●	Transparent and responsible work at economic, environmental and social levels.

●	Profitability and focus on growth through innovation and new technologies.

●	Short and long-term value generation for shareholders, investors, partners, customers, employees, suppliers, the communities where we operate, and our country.

This approach is described in the relevant Sustainability Policy and reflected in both our management system and operational excellence model, and we extend this challenge to our leaders, employees, suppliers and partners.

The internal Executive Management Committee, through each one of its members and their respective vice presidencies, reviews and monitors relevant sustainability topics. The Board of Directors performs these duties through the Risk and Sustainability Committee. This Committee is in charge of establishing comprehensive management policies for business risks and monitoring their suitable implementation, as well as promoting best practices in sustainability, among other responsibilities.

As such, we conduct our business in line with the goals of the Paris Climate Change Agreement signed in 2015, the United Nations 2030 Agenda for Sustainable Development Goals, and the UN Global Compact’s Ten Principles.

Guided by the company’s corporate values, policies and code of conduct, our vision and strategy frame our understanding of and our response to sustainability issues. In this sense we have revamped our commitment to sustainability in order to lead the energy transition, through a responsible and transparent business based on innovation, new technologies and the best economic, environmental and social practices while at the same time create shared value for our owners, customers, people, suppliers, partners, society and our country.

While oil and gas will continue to form the basis of our portfolio for the next years, we are committed to strengthening energy efficiency, reducing specific emissions and developing more sustainable energy alternatives, including the promotion of renewable energy and natural gas production as cleaner alternatives to oil, not only for the domestic market, but also for the export market. We plan to do so through a responsible and transparent business based on innovation, new technologies and the best economic, operational excellence and transformation of operations and corporate culture. In particular in renewable energy, by providing strong R&D and project investment in this area, the company expects to increase its power-generation capacity by diversifying energy sources, including increased uses of natural gas, thermal, solar and wind power.

In 2019 we continued working on our corporate sustainability policy and our commitment to climate action through our corporate sustainability department.

With the objective of consolidating our sustainability strategy and related initiatives, we focused 2019 activities in four main pillars:

●	Implementation and improvements of initiatives in the main ESG issues: governance, transparency and integrity, human rights, labor practices, diversity, environment, health and safety, supply chain and relations with Communities.

●	The Company Sustainability Plan and its respective performance KPIs, aligned with the global sustainability commitments we assumed. To do it, we developed -among others- an assessment of our performance according to worldwide recognized ESG ratings and an overall analysis of human rights.

●	Participation in global, national and local recognized organizations and initiatives regarding corporate and energy sustainability. YPF continues to lead the Argentine Network of the United Nations Global Compact Initiative and the Argentine World Business Council for Sustainable Development (WBCSD). The company also promoted the elaboration and online publication of the Oil & Gas Sustainable Development Goals (SDG) Roadmap trough the Argentine Institution for Oil & Gas (IAPG) and in collaboration with the Argentine World Business Council for Sustainable Development (WBCSD). Twenty-nine companies were participants and the map was officially presented during the XII Argentine Oil and Gas meeting held on September 2019, with the participation of both the IAPG and YPF Presidents.

●	Strengthening of the communication with our stakeholders through the annual Sustainability Report, delivering better and more focused communication on ESG matters; specific workshops for managers and employees in order to increase their knowledge about sustainability; and publishing in the Argentine WBCSD platform for SDG the main initiatives that are already underway and that contribute towards the 2030 Global Agenda for Sustainable Development.

Moreover, we updated the materiality assessment of ESG issues in order to strengthen our understanding about stakeholders concerns and expectations while keeping an ongoing dialogue with them. Their opinions and suggestions were collected in several dialogue instances, through different corporate communication channels, and by analyzing public opinion surveys, media reports, and reputation and brand positioning research, among others. The materiality assessment undertaken to shape the content of the 2018 sustainability report serves as both a retrospective and forward-looking review of our priorities. This assessment re-emphasized the following stakeholder concerns:

MATERIAL TOPICS
ECONOMIC	ENVIRONMENTAL	SOCIAL
Occupational health and safety
Integrated, competitive and innovative energy company	Climate action	Human rights
Transparency, Ethics and integrity		Diversity
Value chain management	Environmental management	Local economic and social development
Customer experience	Renewable energies	Talent attraction and development

In addition, YPF has been reconfirmed in 2019 in the first Sustainability Index of the Argentine stock market. This Index is elaborated by Bolsas y Mercados Argentinos (BYMA), with the collaboration of the Inter-American Development Bank and Thomson Reuters, the index is composed by companies that have outstanding performance in sustainability.

The index, which aims to promote an increasingly responsible capital market in line with the Sustainable Development Goals of the United Nations, evaluates the performance of Companies on four pillars: environmental, social, corporate governance and sustainable development, taking into account the information that companies communicate through their Sustainability Reports and corporate reports such as annual reports on form 20-F.

The other companies that participate in the Sustainability Index are Banco Hipotecario, Banco Macro, BBVA Banco Frances, Bolsas y Mercados Argentinos, Central Puerto, Distribuidora y Comercializadora del Norte, Galicia, Supervielle, Pampa Energía, San Miguel, Telecom Argentina, Ternium, TGN and TGS.

YPF also has started to voluntarily measure its sustainability performance through the annual SAM Corporate Sustainability Assessment (“CSA”). SAM, now a part of S&P Global, calculated a total ESG score for YPF which is above the industry average.

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. See “—Downstream—Refining division” and “—Downstream—Logistic Division.” As of December 31, 2019, 100% of our proved reserves were located in Argentina.

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. See “—Upstream Overview—Main properties” and see Note 9 to the Audited Consolidated Financial Statements for additional information about our leased retail service stations.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other service contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Key Information—Risk Factors—Risks Relating to Our Business—We may not have sufficient insurance to cover all the operating hazards that we are subject to,” “Key Information—Risk Factors—Risks Relating to Our Business—The oil and gas industry is subject to particular economic and operational risks” and “Key Information—Risk Factors—Risks Relating to Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters.”

Argentine Operations – Responsibility for damages

We insure our operations against inherent risks in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production or profits incidents, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks. Our insurance policies are typically renewable annually and generally contain policy limits, exclusions and deductibles.

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with a deductible of U.S.$2 million, in each and every loss. Certain types of incidents, such as intentional pollution and gradual and progressive pollution are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$ 75 million for certain onshore losses and a maximum combined single limit of U.S.$ 250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$ 2 billion per incident combined for downstream and upstream operations, with varying deductibles of between U.S.$ 1 million and U.S.$ 5 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days with a minimum deductible of U.S.$ 20 million for upstream operations.

Argentine regulations require us to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo) insurance covering the risk of personal injury and loss of life of our employees. Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations. These regulatory requirements also apply to all of our contractors.

We have adopted a position in agreements entered into with contractors that provide drilling services, well services or other services to our exploration and production operations (“E&P Services Agreements”), whereby contractors are generally responsible for indemnifying us to varying degrees for certain damages caused by their personnel and property above the drilling surface. Similarly, we are generally responsible under our drilling contracts to indemnify our contractors for any damages caused by our personnel and property above the drilling surface.

In connection with losses or liabilities resulting from damages caused below the surface, we have agreed with some contractors that YPF assumes responsibility for indemnifying our contractors provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements. However, we have also agreed with a number of contractors that YPF shall be responsible and shall indemnify contractors for damages or liabilities caused below the surface, unless such damages or liabilities result from the gross negligence or willful misconduct of contractors, in which case contractor shall be liable in full or, in certain cases, up to a limited amount.

E&P Services Agreements usually establish that contractors are responsible for pollution or contamination including clean-up costs and third-party damages caused above the surface by the spill of substances under their control, provided that the damage has been caused by the negligence or willful misconduct of the contractor. In the event of pollution or contamination produced below the surface, contractors shall also typically be liable for damages caused due to the contractor’s negligence or willful misconduct. However, in this last case the damages are also usually limited to an amount agreed upon by the parties in the E&P Services Agreement.

We are also partners in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our Argentine operations. In addition, in certain cases we may contract insurance covering specific incidents or damages that are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage. With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.

Legal and Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was enacted in 1967 and amended by Law No. 26,197 enacted in 2007 and by Law No. 27,007 enacted in 2014, which established the general legal framework for the exploration and production of oil and gas, and by Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries. See “—Law No. 27,007 (amendment of the Hydrocarbons Law).”

The Argentine Executive Branch issues the regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, the “Privatization Law” privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

The Privatization Law granted us 24 exploration permits covering approximately 132,735 km2 and 50 production concessions covering approximately 32,560 km2. Limits under the Hydrocarbons Law on the number of concessions for transportation that may be held by any entity, and the total area of exploration permits that may be granted to a single entity, were eliminated by Law No. 27,007. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces, we participate in competitive bidding rounds organized since the year 2000 by several provincial governments for the award of contracts for the exploration of hydrocarbons.

In October 2004, the Argentine Congress enacted Law No. 25,943, creating a new state-owned energy company, formerly Energía Argentina Sociedad Anónima (“ENARSA”). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004). Law No. 25,943 has been modified by Law No. 27,007, as described below, eliminating all permits and offshore hydrocarbon production concessions where association agreements with ENARSA have not been signed and reverting them to the SGE (except for permits and concessions granted prior to Law No. 25,943). For more information, see “Upstream overview—Main properties”.

In addition, in October 2006, Law No. 26,154 created a regime of tax incentives aimed at encouraging hydrocarbon exploration and which apply to new exploration permits awarded in respect of the offshore areas granted to ENARSA and those over which no rights have been granted to third parties under the Hydrocarbons Law, provided the provinces in which the hydrocarbon reservoirs are located adhere to this regime. Association with ENARSA is a precondition to qualifying for the benefits provided by the regime created by Law No. 26,154. The benefits include: early reimbursement of the value added tax for investments made and expenses incurred during the exploration period and for investments made within the production period; accelerated amortization of investments made in the exploration period and the accelerated recognition of expenses in connection with production over a period of three years rather than over the duration of production; and exemptions to the payment of import duties for capital assets not manufactured within Argentina. As of the date of the prospectuses, we have not used the tax incentives previously mentioned.

Ownership of hydrocarbons reserves was transferred to the provinces through the enactment of the following legal provisions that effectively amended the Hydrocarbons Law:

●	In 1992, the Privatization Law approved the transfer of the ownership of hydrocarbons reserves to the provinces where they are located. However, this law provided that the transfer was conditioned on the enactment of a law amending the Hydrocarbons Law to contemplate the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado.

●	In October 1994, the Argentine National Constitution was amended and pursuant to Article 124 thereof, provinces were granted the primary control of natural resources within their territories.

●	In August 2003, Executive Decree No. 546/03 transferred to the provinces the right to grant exploration permits, hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas,” as well as in other areas designated by the competent provincial authorities.

●	In January 2007, Law No. 26,197 acknowledged the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the Argentine National Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs.

Decree No 882/2017

On November 1, 2017, Decree No. 882/2017 was published in the Official Gazette, which ordered the merger of ENARSA and Emprendimientos Energéticos Binacionales Sociedad Anónima (EBISA) and formed a new company named Integración Energética Argentina S.A. (“IEASA”).

The Expropriation Law

On May 3, 2012, the Expropriation Law (Law No. 26,741) was passed by the Argentine Congress and, on May 7, 2012, it was published in the Official Gazette. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

Article 3 of the Expropriation Law provides that the principles of the hydrocarbon policy of the Republic of Argentina are the following:

a)	Promote the use of hydrocarbons and their derivatives to promote development, and as a mechanism to increase the competitiveness of the various economic sectors and those of the provinces and regions of Argentina;

b)	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves;

c)	Integrate public and private capital, both national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and unconventional hydrocarbons;

d)	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term;

e)	Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in the Republic of Argentina in this regard;

f)	Promote the industrialization and sale of hydrocarbons with a high added-value;

g)	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives; and

h)	Export hydrocarbons that exceed local demand, in order to improve trade balance, ensuring a rational exploitation of the resources and the sustainability of its exploitation to be used by future generations.

According to Article 2 of the Expropriation Law, the Argentine Executive Branch will be responsible for setting forth this policy and shall introduce the measures necessary to accomplish the purpose of the Expropriation Law with the participation of the Argentine provinces and public and private capital, both national and international.

Creation of Federal Council of Hydrocarbons

Article 4 of the Expropriation Law provides for the creation of a Federal Council of Hydrocarbons which shall include the participation of (a) the Ministry of Economy, the Ministry of Federal Planning, the Ministry of Labor and the Ministry of Industry, through their respective representatives; and (b) the provinces of Argentina and the City of Buenos Aires, through the representatives that each may appoint. According to Article 5 of the Expropriation Law, the responsibilities of the Federal Council of Hydrocarbons will be the following: (a) promote the coordinated action of the national and provincial governments, with the purpose of ensuring the fulfillment of the objectives of the Expropriation Law; and (b) adopt decisions regarding all questions related to the accomplishment of the objectives of the Expropriation Law and the establishment of the hydrocarbons policy of the Republic of Argentina that the Argentine Executive Branch may submit for consideration.

Federal Council of Energy

On October 26, 2017, Decree No. 854/2017 was published in the Official Gazette, creating the Federal Council of Energy which includes the participation of the Federal Government as well as of the provinces of Argentina and the Autonomous City of Buenos Aires. The Federal Council of Energy shall act as an advisory body on all the matters related to energy development of the Republic of Argentina.

Expropriation of shares held by Repsol YPF

For the purpose of ensuring the fulfillment of its objectives, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF S.A. and its controlled or controlling entities. According to the Expropriation Law, the shares subject to expropriation, which have been declared of public interest and were transferred to the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Expropriation Law provided for the expropriation of 51% of the share capital of the company Repsol YPF GAS S.A. represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

As of the date of the prospectuses, the transfer of the shares subject to expropriation between the Argentine Executive Branch and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves.

To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder.

Any future transfer of the shares subject to expropriation is prohibited without the permission of the Argentine Congress by a vote of two-thirds of its members.

In accordance with Article 9 of the Expropriation Law, the appointment of YPF Directors representing the expropriated shares shall be made proportionately considering the holdings of the Argentine Republic and provincial governments, and one Director shall represent the employees of YPF.

In accordance with Article 16 of the Expropriation Law, the federal government and the provinces must exercise their rights pursuant to the following principles: (a) the strategic contribution of YPF to the achievement of the objectives set forth in the Expropriation Law; (b) the administration of YPF pursuant to the industry’s best practices and corporate governance, safeguarding shareholders’ interests and generating value on their behalf; and (c) the professional management of YPF.

See “—Law No. 26,932” for descriptions of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol, and the arrangement between Repsol and YPF for the withdrawal of certain claims and actions relating to such expropriation.

Legal nature of the Company

YPF is and will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of Law No. 19,550 and its corresponding regulations, and neither is nor will not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.

In accordance with Article 17 of the Expropriation Law, YPF will resort to internal and external sources of funding, strategic alliances, joint ventures, transitory business unions, and cooperation partnerships, whether public, private or mixed companies, domestic and foreign.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by the Company to the SEC on May 9, 2012.

Law No. 26,932

On February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class “D” shares pursuant to the Expropriation Law under the Repsol Agreement. As a result, the Republic of Argentina is definitively the owner of 51% of capital stock of each of YPF and YPF GAS S.A.

Law No. 26,197

Law No. 26,197, which amended the Hydrocarbons Law, transferred to the provinces and to the Autonomous City of Buenos Aires the ownership over all hydrocarbon reservoirs located within their territories and in the adjacent seas up to 12 nautical miles from the coast. Law No. 26,197 also provides that the hydrocarbon reservoirs located beyond 12 nautical miles from the coast to the outer limit of the continental shelf shall remain within the ownership of the federal government.

Pursuant to Law No. 26,197, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within the Argentine territory (including its sea), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations that complement this law.

Consequently, even though Law No. 26,197 established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine Republic retained the power to determine the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the Argentine Republic shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces within the territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces. Finally, Law No. 26,197 grants the following powers to the provinces: (i) the exercise, in a complete and independent manner, of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law.

Decree No. 1,277/2012

Decree No. 1,277/12 derogated the main provisions relating to free availability of hydrocarbons which were specifically contained in section 5 subsection d) and sections 13, 14 and 15 of Decree No. 1,055/89, sections 1, 6 and 9 of Decree No. 1,212/89 and sections 3 and 5 of Decree No. 1,589/89. Decree No. 1,277/12 enacted the “Hydrocarbons Sovereignty Regime Rules,” regulating the Expropriation Law.

This regulation created a commission, the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments (the “Commission”). This Commission was entrusted with annually making the National Plan for Hydrocarbons Investments.

Decree No. 1,277/12 required every company that performs activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons to supply the Commission with all required technical information. The Commission was also responsible for a National Hydrocarbons Investments Registry for all companies performing the activities of exploration, exploitation, refining, transport and commercialization. All these companies were required to file an annual plan of investments before September 30 of each year, including a detail of their quantitative goals regarding exploration, exploitation, refining and / or commercialization and transportation of hydrocarbons and fuels.

With respect to the refining industry, Decree No. 1,277/12 gave the Commission the power to regulate the minimum utilization rates for primary or secondary refining. It also had the ability to enact measures of promotion and coordination, aimed to guarantee the development of the local processing capacity according with the goals established by the National Plan of Hydrocarbons Investments.

With respect to commercialization, the Commission was entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should enable the recovery of production costs plus a reasonable profit margin. The Commission also had to periodically audit the reasonability of the informed costs and the respective sales prices, being entitled to adopt necessary measures to prevent or correct distortive practices that might affect the interests of consumers.

This Commission was dissolved by Decree No. 272/2015 on January 4, 2016, and its remaining functions were assumed by the Ministry of Energy and Mining. See “—Decree No. 272/2015” below.

Decree No. 13/2015

On December 11, 2015, Decree No. 13/2015 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, it created the Ministry of Energy and Mining (“MINEM”), which absorbed the functions of the Secretaries of Energy and Mining and decentralized entities, from the former Ministry of Federal Planning, Public Investment and Services. The responsibilities of the MINEM include participating “in the management of the state-owned shares in corporations and companies operating within its area of its competence”.

This Decree was modified by Decree No. 575/2018 published in the Official Gazette on June 22, 2018, and the Ministry of Energy and Mining was substituted by the Ministry of Energy. The Secretariat of Mining now reports to the Ministry of Production. See “—Decree No. 575/2018” below.

Decree No. 272/2015

On January 4, 2016, Decree No. 272/2015 was published in the Official Gazette, which modified Decree No. 1,277/12. Among other changes, it dissolved the Commission, derogated certain responsibilities of the Commission and stated that the tasks previously assigned to the Commission were going to be performed by the Ministry of Energy and Mining (“MINEM”).

Furthermore, the decree established that the rights derived from the shares owned by the Republic of Argentina in YPF and YPF GAS S.A., except for the shares that belong to the Sustainability Guarantee of the Public Securities Regime Fund created by Decree No. 897/07, would be exercised by the MINEM, as of its publication date.

In addition, the decree established that the MINEM would conduct a comprehensive review and reorganization regarding the creation of records and information duties in the hydrocarbon industry, which remains in force as long as it is not derogated by the dispositions of the decree or addressed by the re-organization plan to be determined by the MINEM (See “—Decree No. 575/2018” below).

Decree No. 2/2017

On January 3, 2017, Decree No. 2/2017 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, it split the Ministry of Treasury and Public Finance, creating the Ministry of Treasury and the Ministry of Finance and separating their respective powers and responsibilities.

Decree No. 575/2018

On June 22, 2018, Decree No. 575/2018 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, the Ministry of Energy and Mining was substituted by the Ministry of Energy. The Secretariat of Mining reported to the Ministry of Production.

This Decree was modified by Decrees No. 801/2018 and No. 802/2018, and the Ministry of Energy was substituted by the former Secretary of Government of Energy (“SGE”), which reported to the former Ministry of Treasury. See “—Decree No. 801/2018 and Decree No. 802/2018” below.

Decree No. 801/2018 and Decree No. 802/2018

On September 5, 2018, Decree No. 801/2018 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, the Ministry of Energy was dissolved, and the Ministry of Treasury was appointed as successor of the Ministry of Energy.

On that date, Decree No. 802/2018 was also published in the Official Gazette which created the SGE.

Decree No. 872/2018

On October 2, 2018, Decree No. 872/2018 was published in the Official Gazette, instructing the SGE to issue a public invitation to tender for the grating of exploration permits for the offshore area. This tender was issued on November 6, 2018, according to the terms set forth in Decree No. 872/2018 by means of the enactment of Resolution No. 65/2018.

The results of the tender were informed by means of certain decrees granting the corresponding exploration permits.

Decree No. 7/2019

On December 11, 2019, Decree No. 7/2019 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, this decree created the Ministry of Productive Development and stated that the Secretariat of Energy (former Secretary of Government of Energy) will report to the Ministry of Productive Development. According to the Decree, the responsibilities of the Ministry of Productive Development include, among others, participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence”.

Law No. 27,275 - Access to Public Information

On November 10, 2015, the Argentine Supreme Court ordered us to furnish information regarding an agreement we entered into with Chevron, based on the requirements of Decree No. 1,172/03, which regulates access to information considered public. The agreement aims to develop hydrocarbon resources in Argentina. The information was delivered to the court on February 23, 2016. We believe that public disclosure of confidential information could place us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we pursued all avenues to preserve its confidentiality. We have stated we intend to comply with the requirements of aforementioned Decree No. 1,172/03 while preserving our right to keep certain industrial, commercial, financial and technical matters confidential as provided by the decree. Notwithstanding the foregoing, on March 14, 2016, the court ordered us to deliver the requested agreement within five business days without an opportunity to keep certain information confidential as requested by us and in accordance with the exemptions contemplated by Decree No. 1,172/03. On March 16, 2016, the Company appealed this decision.

On July 14, 2016, the Federal Administrative Court – Room I (Cámara Contencioso Administrativo Federal – Sala I) upheld the ruling of the Court of First Instance, stipulating that the Company must comply with the order to deliver the required documentation in relation to its agreement with Chevron within five business days.

On August 11, 2016, the Company filed a Federal Extraordinary Appeal contesting the decision of the Federal Administrative Court.

On September 22, 2016, the Company reported that it was served with notice on September 15, 2016 of the decision handed down by Panel I of the Federal Administrative Court of Appeals hearing Disputed Administrative Matters (Cámara Contencioso Administrativo Federal), which rejected the Federal Extraordinary Appeal filed by the Company from such Panel’s docket that ordered the Company to deliver the Project Investment Agreement (“PIA”) executed with Chevron on July 16, 2013.

The Company submitted a full copy of the PIA in compliance with the decision of the Federal Administrative Court – Room I.

In both cases, the Company noted that the PIA was entered into under Law No. 19,550 and the confidentiality of the terms thereof was intended to safeguard geological, commercial and financial information, which was of strategic value to both parties to the PIA.

Delivery of the PIA does not imply the Company’s waiver of rights in the event that any other confidential information and/or documents of the Company are required to be disclosed in the future.

On September 29, 2016, Law No. 27,275 was published in the Official Gazette, guaranteeing the general public’s right to access public information. This right includes the ability to freely seek, access, request, receive, copy, analyze, process, use and distribute information in possession of the parties subject to this law. State owned companies, companies where the state owns a majority of their capital stock, mixed economy companies and all other business organizations where the National Government has a majority interest in the capital stock or has the ability to adopt corporate decisions are deemed the parties subject to this law, with a specific exception for those companies who are authorized to make public offerings of their securities. Law No. 27,275 came into effect one year after its publication in the Official Gazette. Additionally, Section 19 of Law No. 27,275 created the Agency of Access to Public Information as its controlling authority, which is an independent entity that operates with functional autonomy.

On January 31, 2017, Decree No. 79/2017 was published in the Official Gazette, modifying the public information access right established under the “General Regulation of Access to Public Information for the Argentine Executive Branch.” The decree established that exceptions to the scope of parties subject to the law would become effective the day after their publication in the Official Gazette.

On March 28, 2017 Regulatory Decree No. 206/2017 was published in the Official Gazette and came into effect on September 29, 2017, which regulates certain aspects of Law No. 27,275, including further clarifications with respect to scope of the exceptions to the obligation of the parties subject to this law to furnish certain information.

In addition, Decree No. 746/2017 and Decree No. 899/2017 named the Agency of Access to Public Information as the controlling authority in dealing with Data Protection Law No. 25,326, in replacement of the Argentine Directorate of Data Protection (Dirección Nacional de Protección de Datos Personales).

In this context, on February 5, 2018, the Agency of Access to Public Information issued Resolution No. 5-E/2018, which established a procedure to harmonize the right of access to public information with the protection of personal data. Resolution No. 5-E/2018 emphasizes the existence of control agencies in other countries which oversee both access to public information and personal data protection. In addition, it refers to the general principle under which all of the public agencies’ information is presumed public unless it falls within an exception, such as the protection of personal data. Furthermore, it states to solve any conflicts that may arise based on the proportionality criteria.

Consequently, Resolution No. 5-E/2018, establishes as mandatory internal procedures within the Agency of Access to Public Information (i) that the Argentine Directorate of Data Protection must intervene and issue a report on any claims based on the access to Law No. 27,275 which may affect personal data; and (ii) that the Argentine Directorate of Access to Information must intervene and issue a report in any proceedings regarding the Law No. 25,326, which may constitute requests for access to public information.

Additionally, Resolution No. 5-E/2018 provides that, in the event of a total or partial discrepancy between these reports, the Director of the Agency of Access to Public Information will resolve the matter and explain the motives underlying the decision.

Resolution No. 268/2019 was published in the Official Gazette and establishes that the Agency of Access to Public Information provides certain guidelines and best practices by which the parties subject to this law may duly reject requests for providing information.

Law No. 27,007 (amendment of the Hydrocarbons Law)

On October 31, 2014, Law No. 27,007 amending the Hydrocarbons Law was published in the Official Gazette. The Hydrocarbons Law applies in certain aspects of some of YPF’s existing concessions, as well as future concessions. The most relevant modifications in that law are detailed below.

●	Regarding exploration permits, it distinguishes between those with conventional and unconventional objectives, and those in which exploration is undertaken in the territorial sea and continental shelf. Law No. 27,007 modifies the basic time periods governing such activities, from three to two periods and limiting the two basic periods to (i) three years each for exploration with conventional objectives and (ii) four years each for exploration with unconventional objectives and (iii) four years each for exploration in the territorial sea or on the continental shelf. In each of these cases, the extension period of up to five years (already established in the Hydrocarbons Law) is maintained, although it is subject to the permit holder having complied with its investment and other obligations. At the end of the first basic period and as long as the permit holder has complied with its obligations under the permit, the permit holder may continue to hold the entire area. After the second basic period ends, the permit holder may revert the entire area or, if the holder decides to trigger the extension period, 50% of the remaining area.

●	In relation to concessions, Law No. 27,007 provides for three types of concessions: conventional production, unconventional production and production in the territorial sea or on the continental shelf. Each of these concessions will last 25, 35 and 30 years, respectively. In addition, permit holders or production concessionaires may request unconventional production concessions based on the development of a pilot plan. As long as the concessionaires (i) have complied with their obligations, (ii) are producing hydrocarbons in the areas under consideration and (iii) present an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession, they may request extension periods of ten years each.

●	The amounts to be paid with respect to annual surface fee pursuant to Sections 57 and 58 of the Hydrocarbons Law for the periods of exploration and production have been increased with the goal of incentivizing exploration and development of these areas. Additionally, beginning with the second basic exploration period, these may be reduced partially in light of investments actually carried out in the relevant areas. Restrictions on the number of exploration permits and/or production concessions that an individual or legal entity may hold were eliminated.

●	The Hydrocarbons Law established a 35-year term for those concessions granted for the transportation of oil, gas and petroleum products that holders of production concessions are entitled to receive. Law No. 27,007 modified the awarded term for hydrocarbon transportation concessions to be synchronized with the production concession periods.

●	In connection with exploration and production offerings, tenders may be made by Argentine and foreign companies, with the goal of obtaining the highest number of tenders possible. In addition, the bidding documents must be prepared by the competent authorities on the basis of the model bidding document which will be drafted jointly by the competent authorities of the provinces and the SGE. This model bidding document must be prepared within 180 days of the effective date of Law No. 27,007. Tenders will be awarded to offerors who present the most relevant offer, in particular, the one proposing the highest amount of investments or exploratory activity.

●	Royalties have been set at a maximum of 12% on the results of liquid hydrocarbons or natural gas production. Royalties may be reduced, taking into account the productivity of the area and the type of production. In cases of extension periods, an additional royalty of 3% will be added for each extension, up to a maximum of 18%. In addition, in case of such extensions, the competent authority may include the payment of an extension bond, which maximum amount shall equal the result of multiplying the remaining proved reserves at the end of the concession period to be extended by 2% of the average basin price, for the two-year period prior to the moment when the extension is granted, applicable to the hydrocarbons at issue.

●	Law No. 27,007 also provides that the Argentine Republic and the provinces may not establish, in the future, new areas reserved in favor of state-owned entities or companies with state participation. Furthermore, with respect to existing reserved areas that do not have association agreements with third parties as of the date of this new law, associative schemes may be carried out as long as, during the development phase, the participation of state-owned entities or companies with state participation is proportional to the effective investments promised and carried out by them.

●	Law No. 27,007 additionally incorporates into the Investment Promotion Regime for the Exploration of Hydrocarbons (Decree No. 929/2013) projects, as authorized by the MINEM, that imply direct investments in foreign currency greater than U.S.$ 250 million to be invested during the first three years of the project. Additionally, it modifies the percentages of hydrocarbons that, beginning with the third year, will be subject to the benefits of the regime. For conventional and unconventional production concessions, as well as offshore concessions at depths less than or equal to 90 meters, the percentage shall be 20%; for offshore concessions at depths greater than 90 meters, the percentage shall be 60%.

●	Within the framework of the Investment Promotion Regime for the Exploration of Hydrocarbons, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project must be contributed by the Argentine Republic to finance infrastructure.

●	Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties as indicated in Decree No. 927/13 (reduced rates). This list may be extended to other strategic products.

●	According to Law No. 27,007, the federal government and the provinces shall attempt to establish uniform environmental legislation and the adoption of uniform fiscal treatment in this sector. The competent authorities, including the SGE and the MINEM, will promote unification of procedures and registries.

All national offshore permits and offshore hydrocarbon production concessions that had no association agreements with ENARSA as of the date of the new law reverted and were transferred to the SGE. See “Upstream overview—Main properties”.

Resolution No. 14/2015

On February 4, 2015, Resolution No. 14/2015 was published in the Official Gazette, that created the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) (the “Program”), which was in force from January 1, 2015 through December 31, 2015. This Program provided for a payment in pesos to beneficiary companies, in an amount of up to U.S.$ 3.00 per barrel when such company’s quarterly production of crude oil was equal to or greater than the base production level under the Program, in addition to the compliance with certain other requirements related to the level of activity of the Company as set for Resolution No. 33/2015. The base production level under the Program was the total production of crude oil of the beneficiary company for the fourth quarter of 2014. Those beneficiary companies that had satisfied the demand of all the domestic refineries operating within Argentina may direct a portion of their production to the international market and receive an additional payment of U.S.$ 2.00 or U.S.$ 3.00 per barrel of crude oil exported, depending on the volume exported.

The payments would be made in pesos using the Reference Exchange Rate of BCRA Communication “A” 3,500 of the last business day prior to the presentation of the information of the corresponding quarter to the Commission. See “Operating and Financial Review and Prospects—Principal Income Statement Line Items—Revenues.”

MINEM Resolution No. 21/2016

On March 11, 2016, MINEM Resolution No. 21/2016 was published in the Official Gazette, which established an export stimulus program of crude oil surplus, after satisfying domestic demand for crude oil Escalante from the San Jorge Gulf basin. The stimulus was paid for each shipment to the extent that the average price of Brent oil did not exceed U.S.$ 47.50 per barrel two days after the shipment and was valid until December 31, 2016. The compensation paid by the Argentine government amounted to U.S.$ 7.50 per barrel as long as the criteria was met.

Decree No. 442/2016 – Province of Chubut

On April 11, 2016, Decree No. 442/2016 was published in the Official Gazette of the province of Chubut, which established an export stimulus program of crude oil surplus, after satisfying domestic demand. The stimulus was paid for each shipment to the extent that the average price of Brent oil did not exceed U.S.$ 47.20 per barrel two days after the shipment and was valid until December 31, 2016. The compensation paid by the province of Chubut amounted to U.S.$ 2.50 per barrel as long as the criteria was met.

MINEM Decree No. 192/2017

On March 21, 2017, Decree No. 192/2017 was published in the Official Gazette, which created the “Oil and its Byproducts Import Operations Registry” (the “Registry”), which authority of application is MINEM (through the Secretariat of Hydrocarbon Resources). The Registry involves import operations of: (i) crude oil and (ii) certain other specific byproducts listed in section 2 of the decree. By means of this regulation, any company that wishes to perform such import operations was obligated to register such operation in the Registry and to obtain authorization from the MINEM before the import takes place. The registration of the operation with the MINEM had to be filed in accordance with a specific proceeding that the MINEM had to establish for such purpose.

According to this decree, the MINEM set the methodology applicable to issue import authorizations, which had to be based in the following criteria: (a) lack of crude oil with the same characteristics offered in the domestic market; (b) lack of additional treatment capacity in domestic refineries with domestic crude oil; and (c) lack of byproducts listed in section 2 of the decree offered in the domestic market. This regime excludes any import by the national electric market administration company (Compañía Administradora del Mercado Mayorista Eléctrico, “CAMMESA”) in order to supply power plants with the main purpose of technical supply to the “Inter-connection Argentine System” (Sistema Argentino de Interconexión or “SADI”).

Decree No. 192/2017 was in force until December 31, 2017, according to Decree No. 962/2017 (published in the Official Gazette on November 27, 2017).

Public Emergency

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which represented a profound change in the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted to the Argentine Executive Branch the authority to enact all necessary regulations in order to overcome the economic crisis that Argentina was then facing. The situation of emergency declared by Law No. 25,561 has been partially extended until December 31, 2019 by Law No. 27,345; specifically, with respect to social emergency as established by Law 27,200 (but not with respect to economic emergency which expired on December 31, 2017). The Argentine Executive Branch is authorized to execute the powers delegated by Law No. 25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted to overcome the economic crisis, including (1) the conversion into pesos of deposit, obligations and tariffs of public services, among others, and (2) the imposition of customs duties on the export of hydrocarbons with instructions to the Argentine Executive Branch to set the applicable rate thereof. The application of these duties and the instruction to the Argentine Executive Branch was extended until January 2017 by Law No. 26,732. On January 8, 2017, export duties upon hydrocarbon exports established by Law No. 26,732 had ceased to be enforceable; however, export duties to hydrocarbons and its derivatives have been reinstated through Decree No. 793/2018, published on September 4, 2018. See “Key Information—Risk Factors—Risks Relating to Our Business—The implementation of new export duties, other taxes and import regulations could adversely affect our results” and “Export taxes”

On December 23, 2019, the Social Solidarity and Productive Reactivation Law No. 27,541 was published in the Official Gazette (the “Social Solidarity Law”), which declared the public emergency in economic, financial, fiscal, administrative, social security, tariffs, energy, health and social matters.

Based on the emergency, and with express reference to article 76 of the Argentine Constitution, the Social Solidarity Law delegated important legislative powers to the Argentine Executive Branch until December 31, 2020.

The Social Solidarity Law mainly provides that such powers should be exercised in accordance with the following “basis” of the delegation:

●	create conditions to ensure the sustainability of public debt, in a compatible way with the recovery of the productive economy and the improvement of basic social indicators;

●	regulate the tariff restructuring of the energy system with distributive equity criteria, productive sustainability and reordering the operation of regulatory entities;

●	promote productive reactivation, with an emphasis on the generation of targeted incentives and on the implementation of plans to regulate tax, customs debts and social security resources for micro, small and medium enterprises;

●	create conditions to achieve fiscal sustainability;

When establishing a broad delegation of legislative powers to the Argentine Executive Branch within the framework of the emergency declaration, the Social Solidarity Law uses similar instruments to those used in 2002 with Law No. 25,561 on Public Emergency and Exchange Regime Reform, which was successively extended until December 31, 2017.

With respect to energy matters, which may impact Company’s business the Social Solidarity Law establishes as basis for the legislative delegation (i) the restructuring of the energy tariff scheme following distributive equity and sustainable production criteria and (ii) the reorganization of the energy sector’s regulatory agencies, to guarantee an efficient administration.

In addition, the Social Solidarity Law address the following matters:

Hydrocarbons Exports

Export duties: Social Solidarity Law includes a cap of eight percent (8%) on export duties applicable to hydrocarbons and establishes that export duties will not reduce in no case the wellhead’s value of hydrocarbons for the purposes of calculation and payment of royalties to the Provinces. As of the date of the prospectuses, the government authorities have not issued regulations on this matter, and the General Directorate of Customs continues to determine export duties in accordance with the rates that were in force prior to the effectiveness of Law No. 27,541.

Tariff regulation

The Social Solidarity Law establishes that the electricity and natural gas tariffs (including transmission and distribution) which are subject to federal jurisdiction must not be adjusted for a one hundred and eighty (180) day term as from the Social Solidarity law’s effective date and Provinces are invited to implement this policy. In addition, the Argentine Executive Branch is entitled to renegotiate tariffs subject to federal jurisdiction, within the framework of the existing general tariff revisions or by means of extraordinary revisions, pursuant to Law No. 24,076, as amended, with respect to natural gas tariffs and Law No. 24,065, as amended, with respect to electricity tariffs, to reduce the burden of these tariffs on homes and companies during 2020;

Administrative intervention

The Argentine Executive Branch is entitled to intervene in the Federal Electricity Regulatory Agency (the “ENRE”) and the Federal Natural Gas Regulatory Agency (the “ENARGAS”,) for a one-year term.

In addition, the Title IV, chapter 6 of the Social Solidary Law establishes the tax for an Inclusive and Solidarity Argentina, which is called “PAIS”, after its Spanish acronym. It is applicable on foreign exchange transactions, purchases of goods and services in foreign currency and international passengers transport and applies, for a five-year term. The PAIS tax applies within the Argentine territory on the following transactions:

●	purchase of foreign currency, including traveler’s checks, for saving purposes or without specific destination made by Argentine residents;

●	foreign exchange transactions made by financial entities on behalf of the purchaser of goods or the borrower of services, for the purpose of payment of those goods or services acquired abroad, as long as the payment is made through charge, credit or debit card. This provision includes: (a) cash withdrawals and cash advancements with credit cards; and (b) purchases made through e-commerce websites or other modalities in foreign currency;

●	foreign exchange transactions made by financial entities on behalf of an Argentine resident which is borrower of a service rendered by a non-Argentine resident, for the purpose of payment of such service, as long as the payment is made through charge, credit or debit card;

●	acquisition of services abroad through travel and tourism agencies in Argentina;

●	acquisition of passenger transportation services (by any means of transport) with an international destination, as long as a foreign exchange transaction to acquire the relevant foreign currency to cancel the purchase is required, in accordance with the guidelines that will be provided by impending regulations.

Argentine residents, whether individuals, undivided estates, legal entities or any other that could be held liable for the payment of taxes as an Argentine resident, who perform the transactions mentioned above, are subject to the PAIS tax.

However, the following transactions are exempt from PAIS tax:

●	transactions made by the Public Sector (including the central administration and the decentralized entities, as provided by the definition of Section 8 subsection a) of Law No. 24,156, as amended) at federal, provincial and municipal level;

●	payment of health expenses and purchase of medicines;

●	purchase of books in any format;

●	use of educational web platforms and software for educational purposes;

●	payment of expenses associated with research projects carried out by researchers working in the Public Sector; and

●	purchase of materials and equipment by the associations of volunteer firefighters.

The tax rate of the PAIS Tax is 30% and the tax base is the total amount of each transaction subject to tax. In the case of acquisition of passenger transportation services (by any means of transport) with an international destination, the tax base is the price charged by the transportation company, net of taxes and fees.

In the case of transactions expressed in foreign currency, the conversion to its equivalent in pesos must be made by applying the seller exchange rate set by the Banco de la Nación Argentina at close of the last business day immediately preceding the date of issuance of the credit card statement, the settlement or the relevant invoice or equivalent document.

Tax payment: although the tax will be the responsibility of the acquirer, purchaser or borrower, a collection mechanism of the PAIS tax was established in the Social Solidarity Law and the Argentine Tax Authority will establish the formalities, terms, requirements and other conditions for collecting and paying the PAIS Tax, as well as the evidence that will be required to invoke an exemption to the PAIS tax.

Finally, the Argentine Executive Branch has the following faculties: (i) incorporate new transactions subject to PAIS Tax, as long as those transactions directly or indirectly requires the acquisition of foreign currency, and appoint new collection agents; (ii) reduce the PAIS Tax rate; (iii) suspend the application of the PAIS tax; (iv) establish a reduced PAIS Tax rate for certain digital services rendered from abroad that are already subject to VAT; and (v) conduct studies on the social and economic impact of the PAIS tax.

The proceeds of the PAIS Tax will be distributed by the Argentine Executive Branch in accordance with the following priorities: (i) 70% for the financing programs in charge of the Argentine Social Security Agency (the “ANSES” by its Spanish acronym); and (ii) 30% for the financing of social housing, the trust denominated as “Fondo de Integración Socio Urbana” (created by Law 27,453), other works of economic infrastructure and the development of domestic tourism.

As to the energy sector, PEN is empowered to keep electricity and natural gas tariffs under federal jurisdiction and to begin a Comprehensive Rate Review (“RTI” in Spanish) renegotiation process or carry out an extraordinary review, under the terms of laws 24,065 and 24,076 and other related laws, as from the enforcement of the Social Solidarity Law and for a term of up to 180 days, aimed at reducing household, business and industry tariffs in 2020.

The Social Solidarity Law was further regulated by Decree N. 99/2019 published in the Official Gazette on December 12, 2019.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the Argentine Executive Branch to establish a national policy for development of Argentina’s hydrocarbon reserves, with the main purpose of satisfying domestic demand.

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out through exploration permits, production concessions, exploitation contracts or partnership agreements. The Hydrocarbons Law also permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the SGE and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the SGE and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits were granted to third parties in connection with the deregulation and anti-trust process and permits covering areas in which our predecessor company, Yacimientos Petrolíferos Fiscales Sociedad del Estado, was operating at the date of the Privatization Law were granted to us by such law. In 1991, the Argentine Executive Branch established a program under the Hydrocarbons Law (known as “Plan Argentina”) pursuant to which exploration permits were auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Under the Hydrocarbons Law, each exploration permit may cover only unproved areas not to exceed 10,000 km2 (15,000 km2 offshore) and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. The first basic term is up to four years, the second basic term is up to three years, the third basic term is up to two years and the extension term is up to five years. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit, with the permit holder deciding which portion of the acreage to keep. At the expiration of the three basic terms, the permit holder is required to surrender all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage. Under Law No. 27,007, which applies to exploration permits issued on or after October 31, 2014, each exploration permit may have a term of up to 11 years for conventional objectives and 13 years for unconventional objectives and offshore exploration. The terms are divided into two basic terms and one extension term. The first and second basic terms are up to three years for conventional objectives and up to four years for unconventional objectives and offshore exploration, and the extension term is up to five years, as long as the permit holder has complied with its investments and other obligations. At the expiration of the first basic term, the permit holder will have the right to continue exploring the entire area for the second basic term as long as it has complied with all its obligations under the permit. At the expiration of the second basic term, the permit holder is required to surrender all of the remaining acreage, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law, as modified by Law No. 27,007, provides that new conventional oil and gas production concessions shall remain in effect for 25 years from the date of the award of the production concession, new unconventional oil and gas production concessions shall remain in effect for 35 years from that date, and new offshore oil and gas production concessions shall remain in effect for 30 years from that date, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law, as modified by Law No. 27,007, further provides for the concession term to be extended for periods of up to ten additional years each, subject to terms and conditions approved by the grantor at the time of the extension. Such conditions may include the payment of an extension bond with a maximum amount equal to the result of multiplying the remaining proved reserves at the end of the concession period by 2% of the average basin price, for the period two years prior to the date the extension is granted, applicable to the hydrocarbons at issue. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations, must be producing hydrocarbons in the area at issue and must present an investment plan to develop the concession. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation of Liquid Hydrocarbons.”

Exploration permits, and production concessions require holders to carry out all necessary work to find or extract hydrocarbons, using appropriate techniques, and to make specified investments. In addition, holders are required to:

●	avoid damage to oil fields and waste of hydrocarbons;

●	adopt adequate measures to avoid accidents and damage to agricultural activities, fishing industry, communications networks and the water table; and

●	comply with all applicable federal, provincial and municipal laws and regulations.

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. As modified by Law No. 27,007, royalty rates are set at a maximum of 12% (though 3% will be added for each extension up to a maximum of 18%). They are payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes sold. These royalty rates may be reduced taking into account productivity and the type of production at issue. Notwithstanding the foregoing, in concessions extended prior to the effectiveness of Law No. 27,007, October 31, 2014, the previous conditions remain in force. In some cases, an additional 3% royalty has been added. See “—Main Properties—Argentine Exploration Permits and Exploitation Concessions.” In the extension of our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for unconventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to S.E. Resolution No. 435/04 issued by the SGE, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the SGE, as applicable, on the reference price to be used for purposes of calculating royalties.

Resolution No. 394/07 of the Ministry of Economy, among other things, increased duties on exports of certain hydrocarbons, as a result, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for the calculation of royalties. In January 2013, the Ministry of Economy issued Resolution No. 1/13, modifying Exhibit I of Resolution No. 394/07 of the Ministry of Economy, thus setting a new reference price for crude oil (U.S.$ 70 per barrel) and certain products. In October 2014, the Ministry of Economy issued Resolution No. 803/2014, incorporating Exhibit III to Resolution No. 394/07 of the Ministry of Economy, thus modifying the applicable percentages of duties of exports for certain products below certain prices.

However, on December 29, 2014, Resolution No. 1,077/2014 repealed Resolution No. 394/07, as amended, and set forth a new withholding program based on the international price of crude oil (the “International Price”). The International Price was calculated based on the Brent value for the applicable month less U.S.$ 8 per barrel. The new program established a 1% general nominal withholding applicable to all products covered by the resolution, including crude oil, diesel, gasoline and lubricants as well as other petroleum products, to the extent that the International Price was below U.S.$ 71 per barrel. The resolution further provides an increasing variable withholding rate for crude oil exports to the extent the International Price exceeds U.S.$ 71 per barrel. As a result, the maximum a producer may charge was approximately U.S.$ 70 per barrel exported, depending on the quality of crude sold. The resolution also sets forth increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum products when the International Price exceeds U.S.$ 71 per barrel at rates that allow the producer to receive a portion of the elevated price.

On January 8, 2017, export duties on hydrocarbon exports established by Law No. 26,732 ceased to be enforceable.

However, on September 3, 2018, customs duties were established on the export of hydrocarbons through Decree No. 793/2018, published in the Official Gazette on September 4, 2018. The export tax rate was increased to 12%, with a threshold of Ps. 3 or Ps. 4 per dollar depending on the product. In addition to the above, the Public Emergency Law, which created the export withholdings, established that export withholdings were not to be deducted from the export price for purposes of calculating the 12% royalties. The royalty expense incurred in Argentina is accounted for as a production cost (as explained in “—Exploration and Production—Oil and gas production, production prices and production costs”). According to the Hydrocarbons Law, any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

Thereafter, pursuant to Decree No. 37/2019 (published in the official gazette on December 14, 2019) the aforementioned cap was eliminated and Law No. 27,541 (published in the official gazette on December 23, 2019) established a threshold of 8% rate. As of the date of the prospectuses, the government authorities have not issued regulations on this matter, and the General Directorate of Customs continues to determine export duties in accordance with the rates that were in force prior to the effectiveness of Law No. 27,541.

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and that varies depending on the phase of the operation, such as exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. These amounts were updated by Law No. 27,007 and may be partially adjusted as from the second basic exploration period in light of investments actually carried out. Exploration permits, and production or transportation concessions may be terminated upon any of the following events:

●	failure to pay annual surface taxes within three months of the due date;

●	failure to pay royalties within three months of the due date;

●	substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

●	repeated failure to provide information to, or facilitate inspection by, authorities or to utilize adequate technology in operations;

●	in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

●	bankruptcy of the permit or concession holder;

●	death or end of legal existence of the permit or concession holder; or

●	failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

The Hydrocarbons Law further provides that a cure period, of a duration to be determined by the SGE and/or the competent provincial authorities, must be provided to the defaulting concessionaire prior to the termination.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine Republic in the case of reservoirs under federal jurisdiction (for instance, located on the continental shelf or beyond 12 nautical miles offshore), without compensation to the holder of the concession.

Most of our production concession expirations have been extended from their original expiration dates. See “Key Information—Risk Factors—Risks Relating to Our Business—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.” The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law, as modified, provides that applications must be submitted at least one year prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

On March 16, 2006, the former Argentine Secretariat of Energy issued S.E. Resolution No. 324/06 requiring that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by S.E. Resolution No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules. See “—Upstream Overview—Oil and Gas Reserves.” On November 7, 2016, MINEM issued Resolution No. 69/2016, which included technical modifications to S.E. Resolution No. 324/06 by amending some of its technical annexes regulating the reserves information required to be provided. It also established sanctions for hydrocarbon producers in the case of irregularities in the reserves reports filed, including admonishment, suspension or cancellation of the Hydrocarbons Producers Registry, depending on the magnitude of the irregularity.

In March 2007, the former Argentine Secretariat of Energy issued Resolution No. 407/07 that approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No. 407/07, YPF, as a holder of production concessions and exploration permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

In connection with the extension of concessions, see “—Upstream Overview—Main properties.”

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies and foreign individuals to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas).

The purchase of real estate property by non-Argentine companies and foreign individuals in security zones (that is, zones that are between 150 km from terrestrial borders and 50km from shorelines) is subject to prior and special authorization issued by the National Commission for Security Zones (Comisión Nacional de Zona de Seguridad de Fronteras).

Additionally, prior approval of the Argentine government is required:

●	for non-Argentine shareholders to acquire control of us (See “Expropriation of shares held by Repsol YPF”); or

●	if and when the majority of our shares belong to non-Argentine shareholders, as was the case when we were controlled by Repsol for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

Natural Gas Transportation and Distribution

The gas transmission system is currently divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems), designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems are operated by two transportation companies. In addition, the distribution system is divided into nine regional distribution companies, including two distribution companies serving the greater Buenos Aires area.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as us, will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us had been exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Regulation No. 27/04 and Resolutions No. 265/04, 659/04 and 752/05 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. However, since 2017 the Argentine authorities have adopted a number of measures aiming at allowing companies to resume natural gas exports. See “—Market Regulation— Natural gas export administration and domestic supply priorities.”

Transportation of Liquid Hydrocarbons

The Hydrocarbons Law permits the Argentine Executive Branch to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,197, the relevant provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the Argentine Executive Branch.

Law No. 27,007, which applies to concessions issued on or after October 2014 other than those already governed by previous laws, for the transportation of liquid hydrocarbons, permits the Argentine Executive Branch to award concessions for the transportation of oil, gas and petroleum products for terms equivalent to those granted for production concessions linked to those transport concessions, following submission of competitive bids. The term of a transportation concession may be extended for additional terms equivalent to those of the associated production concession. The holder of a transportation concession has the right to:

●	transport oil, gas and petroleum products; and

●	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the SGE for oil and petroleum pipelines and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales Sociedad del Estado at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime as described above.

Additionally, pursuant to Law No. 26,197, all transportation concessions located entirely within a province’s jurisdiction and not directly connected to any export pipeline are to be transferred to such province. The Argentine Executive Branch retains the power to regulate and enforce all transportation concessions located within two or more provinces and all transportation concessions directly connected to export pipelines.

Refining

Crude oil refining activities conducted by oil producers or others are subject to prior registration of oil companies in the registry maintained by the SGE and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

In January 2008, the Argentine Secretariat of Domestic Commerce issued Resolution No. 14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Executive Decree No. 2,014/08 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel and gasoline. The former Argentine Secretariat of Energy, by S.E. Resolution No. 1,312/08 of December 1, 2008, approved the regulations of the program. Pursuant to this program, refining companies that undertook the construction of a new refinery or the expansion of their refining and/or conversion capacity, and whose plans were approved by the former Argentine Secretariat of Energy, were entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, by Notes No. 707/12 and 800/12 (the “Notes”) of the former Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension were that the “Refining Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF filed an administrative complaint against the temporary suspension. YPF has partially collected the compensation expected according to the Program.

Notwithstanding the suspension of the Program, and after different filings by YPF with additional technical information regarding the four remaining expansion/conversion plans, on August 27, 2019, the former Argentine Government Secretariat of Energy approved a compensation in favor of YPF of approximately U.S.$68 million, to which YPF agreed to on August 30, 2019 and also requested the corresponding export duty credits.

Market Regulation

Overview

Under the Hydrocarbons Law and the applicable Decrees, holders of production concessions, such as us, have the right to produce and own the oil and gas they extract and are allowed to sell such production in the domestic or export markets, in each case subject to the conditions described below.

The Hydrocarbons Law authorizes the Argentine Executive Branch to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the Argentine Executive Branch finds domestic production to be insufficient to satisfy domestic demand. If the Argentine Executive Branch restricts the export of crude oil and petroleum products or the sale of natural gas, the applicable Decrees provide that producers, refiners and exporters shall receive a price for the crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality.

Furthermore, the applicable Decrees required the Argentine Executive Branch to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted resolutions (S.E. Resolution No. 1,679/04, S.E. Resolution No. 532/04 and Resolution No. 394/07 of the Ministry of Economy and Production) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers that are below the levels described above.

In addition, in May 2012, the Expropriation Law was passed by the Argentine Congress and became effective. See “—The Expropriation Law” and “—Decree No. 1,277/2012” and “—Decree No. 272/2015 and Decree 7/2019.”

On July 15, 2013, Decree No. 929/2013 was published in the Official Gazette, which provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotion Regime”), both for conventional and unconventional hydrocarbons to be applied across the Argentine territory. Applications to be included in this Promotion Regime may be filed by subjects duly registered with the National Registry of Hydrocarbon Investments who are holders of exploration permits and/or exploitation concessions and/or third parties associated with those holders and who submit an Investment Project for Hydrocarbon Exploitation (the “Investment Project”) to the Commission created by Decree No. 1,277/12, entailing a direct investment in foreign currency of at least U.S.$ 1 billion, calculated at the time of submission of the Investment Project, and to be invested in the first five years of the Investment Project. Beneficiaries of this Promotion Regime shall enjoy the following benefits, among others: i) they shall be entitled, under the terms of the Hydrocarbons Law, from the fifth anniversary of the start-up of their respective Investment Project, to freely export 20% of the production of liquid and gaseous hydrocarbons produced under such Investment Projects, at a 0% export tax rate, if applicable; ii) they shall freely dispose of 100% of the proceeds derived from the export of the hydrocarbons mentioned in i) above, provided the approved Investment Project would have generated an inflow of foreign currency into Argentina’s financial market equal to at least U.S.$ 1 billion, following the requirements mentioned above; iii) if hydrocarbon production in Argentina is not enough to cover domestic supply needs in accordance with section 6 of the Hydrocarbons Law, beneficiaries of the Promotion Regime, from the fifth anniversary of the start-up of their respective Investment Projects, shall be entitled to obtain, in relation to the aforementioned exportable rate of liquid and gaseous hydrocarbons produced in the Investment Projects, a price not lower than the reference export price calculated without deducting any export duties that would have been applicable. Law No. 27,007, as described above, has incorporated into this regime projects submitted to the Commission entailing a direct investment in foreign currency of at least U.S.$ 250 million, calculated at the time of submission of the Investment Project, and to be invested in the first three years of the Investment Project. Further, Law No. 27,007 modifies the percentages of hydrocarbons to be benefitted under this regime to 20% of the production of conventional, unconventional and offshore concessions at depths less than or equal to 90 meters and 60% of the production of offshore concessions at depths greater than 90 meters. See “—Law No. 27,007 (amendment of the Hydrocarbons Law)” and “—Decree No. 272/2015.”

Additionally, the decree discussed above created a new type of concession for the “Exploitation of Unconventional Hydrocarbons,” which has been incorporated into the Hydrocarbons Law by Law No. 27,007, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied to reservoirs located in geological formations of schist and slates (shale gas or shale oil), tight sands (tight oil and tight gas), coal layers (coal bed methane) and, in general, from any reservoir that presents low-permeability rock as its main feature. The Decree provides that holders of exploration permits and/or exploitation concessions that are beneficiaries of the Promotion Regime shall be entitled to apply for a “Concession for Unconventional Hydrocarbons Exploitation.” Likewise, holders of a Concession for Unconventional Hydrocarbons Exploitation who are also holders of an adjacent and pre-existing concession may request the unification of both areas into a single unconventional exploitation concession, provided the geological continuity of such areas is duly proven.

As noted above, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project, to finance infrastructure, have to be contributed by the Argentine Republic. Finally, Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the

National Registry of Hydrocarbon Investments shall pay import duties indicated in Decree No. 927/13 (reduced rates). This list may be extended to other strategic products.

Production of crude oil and reserves

Executive Decree No. 2,014/08 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The former Argentine Secretariat of Energy, through S.E. Resolution No. 1,312/08 of December 1, 2008, approved the regulations of the program. The program entitled production companies which increased their production and reserves within the scope of the program, and whose plans were approved by the former Argentine Secretariat of Energy, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, YPF was notified by the former Argentine Secretariat of Energy that the benefits granted under the “Petroleum Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the notice. The reasons stated for the suspension were that the “Petroleum Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF filed and administrative complaint against the temporary suspension. Executive Decree No. 1,330/2015 of July 13, 2015 provided for the termination of the “Petroleum Plus” program, establishing compensation in BONAR 2024 Argentine public bonds.

Refined products

In April 2002, the Argentine government and the main oil companies in Argentina, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between this fixed price and the market price through export duty credits. Subsequent agreements entered into between the Argentine government and the main oil companies in Argentina extended the subsidy scheme until December 2009, while the aforementioned fixed price was revised from time to time.

In March 2009, Executive Decree No. 1,390/09 empowered the Chief of Staff to sign annual agreements extending the diesel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, or with cash.. Nevertheless, the subsidy scheme has continued to be in place on the basis of the monthly communications issued by the Argentine Secretariat of Transport notifying oil companies of the volumes to be delivered to each beneficiary of the scheme at the fixed price, and the Argentine government has continued to compensate oil companies for deliveries of diesel made under the scheme.

The former Argentine Secretariat of Energy has issued a series of resolutions in order to provide the market with information about liquid fuel prices and volumes. For example, S.E. Resolution No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self-Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; S.E. Resolution No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold. S.E. Resolution No. 1,834/05 compels service stations and/or supply point operators and/or self-consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the former Argentine Secretariat of Energy. S.E. Resolution No. 1,879/05 established that refining companies registered by the former Argentine Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable cost overruns to the refining company.

Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance with the Undersecretariat of Fuels in order to inform the Argentine Secretariat of Domestic Commerce of the situation. In that case, the Argentine Secretariat of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply. The Disposition has not been imposed by the authorities in cases involving YPF.

S.E. Resolution No. 1,679/04 reinstated the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, S.E. Resolution No. 1,338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the former Argentine Secretariat of Energy empowered the National Refining and Marketing Direction to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors. YPF has duly fulfilled its obligation under this Resolution and has not received any type of sanction from the authorities in this regard.

On August 17, 2010, the Argentine Secretariat of Domestic Commerce issued Resolution No. 295/10, imposing that the trade price of liquid fuels should be rolled back to those prices prevailing on July 31, 2010. This resolution has been successfully challenged by another company and a preliminary injunction was granted suspending the effectiveness of such Resolution. This Resolution was later on repealed by Resolution No. 543/10 of the Argentine Secretariat of Domestic Commerce.

On February 2, 2011, the Argentine Secretariat of Domestic Commerce issued Resolution No. 13/11 stating that the retail price of liquid fuels had to be rolled back to those prices prevailing on January 28, 2011. This resolution also required refineries and oil companies to continue to supply amounts of fuel to the domestic market consistent with amounts supplied the prior year, as adjusted for the positive correlation between the increase in the demand of fuel and gross domestic product. On March 29, 2011, however, the Argentine Secretariat of Domestic Commerce issued Resolution No. 46/11, which repealed Resolution No. 13/11, alleging that market conditions had changed since its issuance.

On April 10, 2013, Resolution No. 35/2013 of the Argentine Secretariat of Domestic Commerce, determined a price cap for fuel at all service stations for period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified of the Annex of the Resolution.

The above resolutions affecting domestic prices expired on November 24, 2013 and are no longer in effect.

In addition, in May 2012, the Expropriation Law was enacted by the Argentine Congress and became effective. See “—The Expropriation Law” and “—Decree No. 1,277/2012.”

On December 30, 2013, the Commission approved, through Resolution No. 99/2013, the general rules for the grant of quotes of liquid fuels volumes allowed to be imported by locally registered companies, including, among others, oil companies registered in the relevant registries of the Secretariat of Energy. These rules regulate the requirements, grant of volumes to be imported and other conditions to be complied with by the companies that wish to import liquid fuels free of the tax on liquid fuels (imposed by Law No. 23,966) and the tax on diesel (imposed by Law No. 26,098), jointly with other fuels up to a maximum aggregate amount of 7 mmcm.

The Secretariat of Hydrocarbon Resources from MINEM approved Resolution No. 5/2016 on May 31, 2016, replacing Annex II of Resolution No. 1,283/2006, which previously established specifications for Argentina’s two grades of gasoline, naphtha grades 2 and 3. The resolution’s new Annex includes modifications to the content of lead, manganese, oxygen and ethanol and, most significantly, sulfur, and requires oil and gas companies to implement a plan to lower sulfur limits to 50mg/kg for grade 2 gasoline, 10mg/kg for grade 3 gasoline, and to 350 mg/kg for diesel between 2019 and 2022. Oil and gas companies must file with the Secretariat of Hydrocarbon Resources a detailed timeline of the program of investments for the next four years, to reach the goals provided in Annex I. From June 1, 2016, the sulfur limit for fuel oil will be 7,000 mg/kg. Local refineries producing fuel oil that does not fulfill the abovementioned specifications must present to the Secretariat of Hydrocarbon Resources a remediation plan that includes steps and actions to fulfill the maximum limit of sulfur within 24 months. Based on the above, YPF has undertaken several studies in respect of investment configurations and estimations, under the advice of main technological experts in the field in order to adapt its industrial networking units according to the parameters required by the regulation. In October 2016, YPF submitted to the MINEM the following information: a) an investment plan towards 2019 containing detailed information about projects and terms necessary to fulfill the new quality specification of products required by Resolution No. 5/2016; and b) an evaluation of the necessary terms in order to develop the configuration of studies, as discussed in the previous sentence. Once those studies, together with their economic impact, are completed, YPF will obtain internal approval from its Board of Directors and then submit to the MINEM its investment program towards 2022 to fulfill additional quality requirements established by Resolution No. 5/2016. Notwithstanding the foregoing, the Government Secretariat of Energy enacted Resolution N° 576-2019 which amended Resolution No. 5/2016 replacing its Annex I with specifications for Argentina’s two grades of gasoline and naphtha grade 3, as well extended the deadline to comply with the new criteria until January 1, 2024. Consequently, YPF is currently reviewing its investment programs in view of this new resolution.

Agricultural Commodity Export Tax Changes

On March 4, 2020 the Government of Argentina exercised the powers granted by Law N° 27,541 of Social Solidarity Law and announced further adjustments to its export tax regime through Decree N° 230/2020, which included increasing the export tax on soybeans and soybean products to 33% (maximum permitted by Law N° 27,541). Wheat, corn, and sorghum export taxes remain at 12%. Other commodities saw reduction or maintenance of their current export tax rates.

Automatic and Non-Automatic Import Licenses

On December 23, 2015, the Ministry of Production published Resolution No. 5/2015, in the Official Gazette, which reinstated the automatic and non-automatic import licenses (“LAI” and “LNA,” respectively). In 2013, the former Ministry of Economy and Public Finance eliminated the LNA, stating that it existed alongside the Anticipated Import Affidavit (Declaración Jurada Anticipada de Importación) requirement implemented in February 2012, which was recently repealed by AFIP (Administración Federal de Ingresos Públicos) Resolution No. 3823.

Resolution No. 5/2015 also established that importers of products included in the Mercosur Tariff Code must obtain a LAI prior to the entrance of the product into Argentina.

Certain products which are listed in Annexes II to XVII of Resolution No. 5/2015 will be subject to an LNA. The LNA will be applicable to a wide variety of products, including, but not limited to, textile, footwear, toys, domestic appliances, motorbikes, and automobile parts.

In order to obtain the LNA, importers must submit certain information from the importer itself (name, tax identification number) and the product (FOB value, type and quantity, commercial brand, model, country of origin and of shipping, etc.) through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones) (“SIMI”) created by AFIP Resolution No. 3,823. After submitting this information, importers will have ten business days to complete certain additional information required by Resolution No. 5/2015. If the ten-day term expires, the SIMI declaration will be automatically cancelled.

Regarding the LNA, Resolution No. 5/2015 establishes that, at any stage of the process, importers may be required to submit additional information or documents of the product subject to the LNA and request verification of technical agencies, as applicable.

Import licenses will be valid for 90 calendar days, once approved by the SIMI.

The following imports are exempt from the import regime established by Resolution No. 5/2015:

●	Donation regime.

●	Sample regime.

●	Diplomatic exemption regime.

●	Import of products with duties and tax exemption.

●	Import of products from Special Custom Zone (Tierra del Fuego, Antártida and Islas del Atlántico Sur).

●	Import of products by the General Secretary of Argentine Executive Branch (Secretaria General de la Presidencia de la Nación).

●	Courier and mail delivery, only for importer private use or consumption.

Resolution No. 5/2015 became effective on December 24, 2015, and the Secretariat of Trade was the application authority, and was derogated by Resolution N° 292/2017 published in the Official Gazette on July 7, 2017.

Resolution No. 523- E/2017 from the Ministry of Production established a new import licensing regime that will still require importers of a broad range of products to obtain an import license prior to importation.

According to Resolution No. 523-E/2017, imports into Argentina must obtain an automatic import license except for a range of items that will need to obtain a non-automatic license. Automatic licenses will be processed through the Import Monitoring System SIMI) after the importer provides certain information, including its name and tax identification number, the FOB value of the product, tariff classification, type and quantity, brand, model, version, state of the goods, country of origin and country of provenance.

Importers wishing to obtain a non-automatic import license must be duly registered in the Ministry of Production Single Registry (R.U.M.P.), provide the aforementioned information, and provide within 10 (ten) working days from the date the procedure was formalized and viewed certain additional information that may include, among other things, the name and address of the exporter and more detailed information on the goods to be imported as well as any applicable standards or certification requirements. In the case of covered travel goods and textile, apparel and footwear products (as well as certain other items), information must also be provided on the composition of the product. If the required information is not provided within 10 (ten) working days, the request for the non-automatic import license will be cancelled.

Recently, the Ministry of Productive Development (former Ministry of Production) issued Resolution No. 1/2020 introducing changes to the Import Monitoring System set forth by Resolution No. 523- E/2017, and the products falling under Automatic Importation Licenses and Non- Automatic Importation Licenses.

Below are the main changes introduced by the abovementioned Resolution:

●	Expansion of the tariff codes subject to LNA.

●	Reduction of the tolerance margin. The resolution lowers the tolerance margin to 5% (assessed over the FOB value) for merchandise subject to LNA. The former regime provided a tolerance of 7%.

●	Reduction of term of validity of import licenses. The resolution limits the validity of import licenses to a 90 calendar-day term, which implies a substantial reduction compared to the 180 calendar days provided by the previous regime. This period may be extended at the request of the importer, as long as the extension request is made within at least 15 days before the expiration date and invoking substantiated reasons.

●	Designation of new enforcement authority and determination of effective date. The new authority in charge of implementing the SIMI regime is the Undersecretary of Policy and Commercial Management of the Secretariat of Industry, Knowledge Economy and External Commercial Management of the Ministry of Productive Development. The Resolution is effective as of January 10, 2020.

●	Grandfathering of existing licenses. Import licenses approved prior to the entry into force of the Resolution, will remain in effect until the earlier to occur between their use or the expiration of the term in respect of which they were granted.

Finally, on March 12, 2020, the Undersecretary of Policy and Commercial Management published Resolution No. 3/2020, in the Official Gazette, incorporating certain goods under the Non-Automatic Importation Licenses regime, including but not limited to crude oil, gasoline and diesel (tariff code 27); and certain petrochemical products (tariff code 29).

Natural gas

In January 2004, Executive Decree No. 180/04 (i) created the Electronic Gas Market (“MEG”) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services, and (ii) established information obligations for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the former Argentine Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the former Argentine Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations.

On June 14, 2007, Resolution No. 599/07 of the former Argentine Secretariat of Energy approved a proposed agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (“Agreement 2007-2011”). We executed Agreement 2007-2011 taking into account that producers that did not enter into Agreement 2007-2011 would be required to satisfy domestic demand before those who entered into Agreement 2007-2011. The purpose of Agreement 2007-2011 was to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers. However, we expressly stated that the execution of Agreement 2007-2011 did not entail any recognition by us of the validity of the terms and conditions of the various resolutions of the former Argentine Secretariat of Energy establishing programs for the curtailment or re-routing of exports to satisfy domestic demand. We challenged Resolution No. 599/07 and stated that we signed Agreement 2007-2011 taking into account the potential consequences of not doing so.

The former Argentine Secretariat of Energy created, through Resolution No. 24/08 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program is not subject to Agreement 2007-2011 and the price conditions established under such agreement.

The former Argentine Secretariat of Energy, through Resolution No. 1031/08 issued on September 12, 2008, modified Resolution No. 24/08, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program. Certain of such conditions were modified by Resolution No. 695/09 of the former Argentine Secretariat of Energy, which demands compliance with commitments already assumed.

The former Argentine Secretariat of Energy, through Resolution No. 1070/08 issued on October 1, 2008, ratified the complementary agreement entered into between Argentine natural gas producers and the former Argentine Secretariat of Energy on September 19, 2008 (the “Complementary Agreement”), which (i) modified gas prices at the wellhead and segmented the residential sector in terms of natural gas demand, and (ii) established the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020. The Complementary Agreement also contains certain requirements concerning the provision of LPG to the domestic market. See “—Liquefied petroleum gas.” Through Resolution No. 1,417/08, the Secretariat of Energy determined the basin prices for the residential segment applicable to the producers that signed the Complementary Agreement. On January 13, 2010, the natural gas producers signed an addendum to the Complementary Agreement which extended the commitment to contribute to the fiduciary funds created by Law No. 26,020 until December 31, 2010. On January 25, 2011, the natural gas producers signed a second addendum to the Complementary Agreement which extended such commitment until December 31, 2011.

On March 19, 2012, S.E. Resolution No. 55/2012 of the Secretariat of Energy was published in the Official Gazette, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which has the lowest tariffs; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under Agreement 2007-2011, which was extended by Resolution S.E. No. 172. On March 23, 2012, S.E. Resolution No. 55/2012 was supplemented by ENARGAS Resolution No. 2087/2012, which sets forth, among others, the procedure that distribution companies should follow to secure amounts to be deposited with the fiduciary fund created by Law No. 26,020. Additionally, according to this resolution, producers that have not signed the 2012 extension of the Complementary Agreement are not allowed to charge the wellhead price increases for gas set forth in S.E. Resolutions No. 1,070/2008 and 1417/2008 to consumers directly supplied by distribution companies. Thus, such non-signing producers have to invoice the lower prices which were in effect prior to the adoption of these resolutions for the gas supplied to the distribution companies.

Thereafter, on April 19, 2012, December 18, 2012 and December 19, 2013, YPF signed the 2012, 2013 and 2014 extensions of the Complementary Agreement, respectively. The dispatch mechanism for natural gas was regulated further by Resolution No. 1,410, as explained below.

Executive Decree No. 2067/08 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund is funded through the following mechanisms: (i) various tariff charges which are paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the former Argentine Secretariat of Energy on participants in the natural gas industry. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. On November 8, 2009, ENARGAS published Resolution No. 1,982/11, which supplements Decree No. 2067/08. This Resolution adjusts the tariff charges established by Executive Decree No. 2,067/08 to be paid by users in the residential segment and gas processing and electric power companies, among others, starting December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1,991/11, which extends the type of users that will be required to pay tariff charges. YPF has challenged these resolutions. On April 13, 2012, a precautionary measure was granted regarding the processing plant El Porton, suspending the effects of these resolutions with respect to such plant.

On November 5, 2012, Law No. 26,784 was published in the Official Gazette, which approved the National Administration Budget for 2013. Article 54 of the Law established that the tariff charges and the fiduciary fund established by Executive Decree No. 2,067/08 and all its supplementary acts, shall be ruled by Law No. 26,095.

Through Resolution No. 28/2016, published on April 1, 2016, MINEM declared that all acts which determined the imposition of the tariff charge ceased to be effective and instructed ENARGAS to adopt measures to cease invoicing the tariff charge.

In April 2018 and with respect to tariff charge “Decree No. 2,067/08”, the Federal Administrative Court of Appeals No. 11 delivered judgement in favor of Mega (for the period subsequent to the adoption of the 2013 Budget Law No. 26,784), declaring Articles 53 and 54 of such law unconstitutional, with regards to Mega. The judgment is final since it was not appealed by the Argentine Government.

On July 17, 2009, the Ministry of Federal Planning and certain natural gas producers (including YPF) signed an agreement which sets forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers for volumes sold to the residential segment from August 2009 onwards. These amounts are adjusted on a monthly basis so that they represent 50% of the amount collected by the fiduciary fund to finance natural gas imports.

On October 4, 2010, ENARGAS Resolution No. 1,410/10, was published in the Official Gazette, which set forth new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

●	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the former Argentine Secretariat of Energy would have allocated by virtue of Agreement 2007-2011 ratified by the Resolution No. 599/07. See “—Gas and Power—Delivery commitments.”

●	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follows the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy, regardless of whether such producer signed Agreement 2007-2011.

●	Once the priority demand has been satisfied, the remaining demands are fulfilled, with exports last in order of priority.

●	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recovered from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency. We have challenged the validity of the aforementioned regulation. On December 9, 2015, ENARGAS denied our administrative appeal.

On December 17, 2010 certain natural gas producers (including YPF) signed an agreement which set forth the percentage of regassified LNG assigned to each natural gas producer for 2011. Amounts produced under this agreement were counted towards such producers’ commitments to supply natural gas to distributors under Resolution No. 599/07. By means of Secretary of Energy Resolution No. 172/2011, published on January 5, 2012, rules of assignment and other criteria determined by Resolution 599/2007 on natural gas supply obligations within the framework of the Agreement 2007-2011, were temporarily extended until new regulation on the subject matter was implemented.

ENARGAS Resolution No. 1410/10 was amended by MINEM Resolution No. 89/2016, dated June 1, 2016, which required ENARGAS to develop a procedure to amend and supplement ENARGAS Resolutions No. 716/1998 and 1410/2010 and establish daily operating conditions of the Transportation and Distribution Systems, established the volumes that distributors may request in order to satisfy priority demand and, if there has been a contract with a producer to fulfill such request, reduced the contracted volume requirement in accordance with the framework provided by Resolution No. 1,410/2010. Pursuant to this resolution, ENARGAS Resolution I/3833 was issued on June 5, 2016, which established the “Supplementary Procedure for Gas Requests, Confirmations and Control”.

Pursuant to this resolution, on June 5, 2016 ENARGAS Resolution No. I/3833 was issued, which establishes the “Supplementary Procedure for Gas Requests, Confirmations and Control.” The purpose of the Procedure is to establish the transition mechanism and application criteria for the administration of the natural gas dispatch to preserve the operation of the transportation and distribution systems giving priority to the consumption of the Priority Demand in cases of supply crisis and / or emergencies which may put at risk the normal provision of the natural gas public service or which may affect the provision of another public service.

The new Procedure establishes that each day the Distribution Service Providers will request in the programming computer systems of the Transport Companies for the operational day n + 1, with first priority, the natural gas necessary to supply the Priority Demand, based on their consumption estimate and in accordance with the contracted transport capacity and its supply agreements.

The confirmation of natural gas in the TSEP (“Transport System Entering Point”) for Priority Demand will have priority over other segments. The confirmation of gas for segments other than the Priority Demand will maintain the confirmation priority established by the Producer in the respective contracts with direct consumers (or Marketers), which will be informed to Transportation and Distribution Service Providers.

The transportation nomination of each Distribution Service Provider will give priority to the supply of their Priority Demand over any other user of that Provider.

The Providers of the Transportation and Distribution Service that verify that the transportation capacity is not sufficient to supply the Priority Demand must summon the Emergency Committee, chaired by the president of ENARGAS, who will procure the means to allocate the volumes in the emergency situation.

On June 6, 2017 ENARGAS Resolution No 4.502/17 was issued which approved the Procedure for the administration of the office in the Emergency Executive Committee (“EEC”), modifying the procedure for the delivery request and gas confirmations which were approved by ENARGAS Resolution No. 3,833/16 and provided for measures and criteria to be adopted in a supply crisis of the Priority Demand for Natural Gas declared by the Transportation Companies, Distribution Companies or the ENARGAS.

Among such measures, it was provided that the EEC or (if the EEC disagrees to it) the ENARGAS, will define the way in which the Priority Demand will be supplied considering the quantities of natural gas available in each basin for each producer and discounting the amounts contracted to supply the Priority Demand.

On June 29, 2018, ENARGAS Resolution No. 124/2018 was published in the Official Gazette which (i) approves the restated text of the internal regulation of dispatch centers applicable as of June 30, 2018; (ii) derogates ENARGAS Resolutions No. I-1410/10, I-3833/16 and I-4502/17; (iii) acknowledges that ENARGAS has no observations to the reprogramming proposal made by the Transporter if there are no statements to the contrary within one hour of the request; and (iv) establishes that during this winter the Transitory Procedure for Dispatch Management in the Emergency Executive Committee shall be applicable.

On October 18, 2018, Resolution ENARGAS No. 302/18 was published which, considering that the gas supply contracts for the Priority Demand between Producers and Distribution Licensees had not been formalized, provides for the extension of the validity of Resolution ENARGAS N ° 59/18 for 180 calendar days from October 1, 2018.

On April 16, 2019, Resolution ENARGAS No. 215/2019 was published, which extends the validity of Resolution ENARGAS No. 59/18 for another 180 calendar days from the expiration of the term stipulated in Resolution ENARGAS No. 302 / 2018, considering that the reasons that motivated its dictation are maintained.

On October 21, 2019, the ENARGAS Resolution No. 656/2019 was published in the Official Gazette, which extends the validity of the ENARGAS Resolution No. 59/18 until April 30, 2020 (inclusive).

Under the energy sector normalization process, the MINEM called on natural gas producers (including YPF) and ENARSA to establish the basic conditions of those supply agreements to be executed to the distribution of Natural Gas through Networks as of January 1, 2018. The MINEM stated that before the end of the extension period established in Law No. 27,200 regarding the public emergency that began in 2002, Law No. 24,076 regained effectiveness as it sets forth that the price of natural gas supply agreements will be that determined by the supply and demand free interaction.

In this sense, on November 29, 2017, natural gas producers (among them, YPF) and ENARSA, at the request of the MINEM, subscribed the “Terms and Conditions for the Provision of Natural Gas to Gas Distributors through Networks (the “Terms and Conditions”).

The Terms and Conditions establish the basic guidelines to assure the adequate supply of natural gas to the Distributors, and consequently to residential and commercial final consumers. Moreover, they establish the continuity of the gradual and progressive path of reduction of subsidies, all within the framework of the process of normalization of the natural gas market, which occurs within the period of validity of such Terms and Conditions until December 31, 2019 considered as the “transition period” until the normalization indicated above.

The guidelines established in the Terms and Conditions include, among others, the recognition of the right to transfer to the gas tariff the cost of gas acquisition paid by users and consumers; establishes the available volumes that each producer and each basin must make available daily to the distributors for each month, who may express their lack of interest before a certain date set forth in the Terms and Conditions; establishes penalties for non-compliance for any of the parties regarding their obligation to deliver or take gas; establishes gas prices for each basin for the next two years, in U.S. dollars, the parties being able to set prices lower than those established under the applicable free negotiations; establishes payment guidelines for the purchases made by the Distributors to producers; ENARSA assumes the obligation to supply the demand corresponding to areas reached by the subsidies of residential gas consumption contemplated in article 75 of Law No. 25,565 (corresponding to the areas of lower price of residential gas charged to users and consumers), during the period of Transition.

The Terms and Conditions constitute the terms and conditions to consider in the negotiations of their respective individual agreements, without this being construed as an obligation. Additionally, the Terms and Conditions establish guidelines for early termination in the event of non-compliance by the parties. YPF fulfilled its commitment to sign supply agreements, according to the Terms and Conditions.

As a consequence of certain macroeconomic variables, natural gas producers (including YPF) and distributors entered into a renegotiation process of the individual supply agreements entered into pursuant to the Terms and Conditions to address two main issues: (i) payment by distributors of debts arising from exchange rate differences (which resulted from the U.S. Dollars-Argentine Peso exchange rate used by distributors for natural gas volume prices payment (the exchange rate considered in natural gas tariffs) vs. the exchange rate that should have been considered as per the supply agreements, for April through September 2018 period) (“ER Debt”) and (ii) natural gas prices for the October-December 2018 period.

SGE Resolution No 20/2018 published on October 5, 2018 established that in relation to differences between the price of gas provided in the contracts and the price of gas recognized in the final tariffs of distribution companies, valued for the quantity of gas purchased from April 1 to September 30, 2018, ENARGAS would instruct distribution companies to recover the credit in favor of producers on a separate line in the invoice to be issued to its users, in 24 installments starting on January 1, 2019.

On October 16, 2018 the SGE issued Resolution No. 41/2018 which abrogated Resolution No. 20/2018 which attempted to establish an extraordinary and transitory mechanism to resolve the ER Debt by passing through such exchange rate difference into natural gas tariffs to be paid by final consumers.

On November 16, 2018, the Argentine Government published Decree No. 1053/18 in the Official Gazette, through which it assumed the payment of the daily differences accumulated on a monthly basis between the price of gas purchased by distributors and the price of natural gas included in tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated due to exchange rate variations and corresponding to the natural gas volumes delivered in that same period. The conditions are as follows:

●	Payment shall be made in 30 consecutive monthly installments beginning on October 1, 2019, at an interest rate determined using the Banco de la Nación Argentina effective interest rate for 30 day deposits in pesos. However, the payment of the first installment was in December 2019.

●	Installments will be paid to distributors, and distributors will immediately pay natural gas producers.

●	Distributors and natural gas producers should adhere to this regime and waive any claims relating to this matter.

In addition, Decree No. 1053/18 established that from April 2019 onwards future gas supply agreements between distributors and natural gas producers shall determine that in no event will additional costs generated as exchange rate differences for each season be passed through to final consumers. It also empowered ENARGAS to further regulate the abovementioned conditions.

On February 12, 2019, Resolution ENARGAS N° 72/2019 was published in the Official Gazette, which approved the methodology for gas transfer pricing and the general procedures for the calculation of the accumulated daily differences, which will be in effect as of April 1, 2019. Such resolution sets forth, among other things, with regards to transfer pricing for gas agreed in dollars, that ENARGAS will determine the type of exchange rate to the be used in the conversion to pesos based on the BNA (Divisas) average seller exchange rate observed between the first and the fifteenth day of the month immediately preceding each seasonal period, or the exchange rates contained in the contracts when they contemplate lower rates. Regarding volumes of gas subject to export which are not covered by specific agreements, the provisions of Section 9.4.2.6 of the Basic Regulations of the Distribution License and Decree No. 1020/95 will apply as long as the necessary information for purposes of the applicable calculations is available.

On August 20, 2019, Resolution ENARGAS No. 466/2019 was published in the Official Gazette, which (i) approved the methodology for the determination of the net amount of the accumulated daily differences referred to in Article 7 of Decree No. 1053/2018; (ii) approved the template for soliciting the corresponding accession setting a deadline for its submission until September 15, 2019; (iii) established that, together with the application for accession, natural gas distributors and their suppliers shall submit and disclose before ENARGAS the instruments by which their commercial relationship is restructured pursuant to the terms set forth in Decree No. 1053/2018; (iv) stated that partial and/or conditional accession applications will not be accepted, and that distributors, once they have received the corresponding share from the National State for each corresponding month, shall use the entire amount received to make payments to the natural gas suppliers who have joined the Regime, within a maximum period of 5 days. The Resolution established as a general principle that the Gas Price Transfer Methodology and the General Procedure for Calculating Accumulated Daily Differences approved by Resolution ENARGAS No. 72/2019 shall be applied.

By means of Resolution ENARGAS No. 554/2019, which was published in the Official Gazette on September 16, 2019, the term to adhere to the regime established in Article 7 of Decree 1053/2018 was deferred until October 15, 2019. Subsequently, Resolution ENARGAS No. 636/2019, published on October 11, 2019, further deferred until October 25, 2019 the term to adhere to the regime established in Article 7 of Decree 1053/2018 and determined that the failure to submit the instruments by which the parties will restructure their commercial relationship under the terms of Decree No. 1053/2018, will not be deemed as an impairment to adhering to the aforementioned regime.

On October 25, 2019, YPF submitted the Application to Adhere to the regime established in article 7 of Decree No. 1053/2018 and regulated by ENARGAS Resolution No. 466/2019, which implies accepting such regime unconditionally and waiving all kind of administrative, arbitration or judicial claims against the National Government, and therefore, the appeal filed by YPF against ENARGAS Resolution No. 466/2019 was automatically withdrawn. On November 14, 2019, the ENARGAS Resolution No. 735/2019 was published in the Official Gazette, which approved the net amount in pesos corresponding to the accumulated daily differences by exchange rate under the terms of Article 7 of Decree No. 1053 / 2018.

On February 11, 2019, Resolution SGE No. 32/19 was published in the Official Gazette, which approved the price tender mechanism for the provision of natural gas in firm condition to satisfy the demand of full service users of the public service of natural gas distribution provided by the distributors for the days of February 14, 2019 (for the Neuquina, Golfo San Jorge, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Northwest Basin).

Resolution SGE No. 32/2019 also approved the applicable offer template and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the complementary regulations it considers necessary for the organization and implementation of the approved price tender mechanism.

The price tenders were carried out within the scope of MEGSA on the dates already mentioned and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating natural gas distribution licensees corresponding to the period from April 2019 to March 2020.

On June 24, 2019, SGE Resolution No. 336/2019 was published in the Official Gazette, establishing a payment deferral for residential users of natural gas and networks-undiluted propane of 22% on invoices issued as of July 1, 2019 and until October 31, 2019, to be recovered from the regular invoices issued as of December 1, 2019 and for 5 equal and consecutive monthly periods. The financial cost of the deferral will be borne by the National State as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers, in accordance with a methodology to be determined from time to time and with the corresponding prior controls, applying for this purpose the rate for fixed-terms deposits in the amount of twenty million pesos or more for terms of 30 or 35 days, called TM20, published by the BNA. On July 3, 2019, Resolution ENARGAS No. 359/2019 was published in the Official Gazette, instructing the Natural Gas Public Distribution Service Licensees to apply the deferral approved by Resolution SGE No. 336/2019.

On August 23, 2019, the Resolution SGE 488/2019 was published in the Official Gazette which: i) approves the methodology for deferral of payment of residential consumption of natural gas and networks-undiluted propane in invoices issued as of July 1, 2019 and until October 31, 2019, established in Resolution No. 336 and the payment of interest; and ii) instructs the SSHC (“Subsecretaría de Hidrocarburos y Combustibles”) to administer, execute and implement under its orbit the compensation procedure established and requires the ENARGAS to submit to the SSHC the reports required in the approved methodology.

On September 4, 2019, Resolution SGE 521/2019 was published in the Official Gazette, which established, among its most relevant aspects: i) the deferral of the semi-annual adjustment of the margins on natural gas transportation and distribution, scheduled as from October 1, 2019, to January 1, 2020; ii) to compensate the licensees of the natural gas transportation and distribution service by reviewing and adjusting -in their exact incidence- the mandatory investments under their charge; iii) to include the tariffs of networks-undiluted propane in the deferral, which shall be compensated, in the case of distribution licensees, through the adjustment of the mandatory investments, and in the case of sub-distributors, the compensation shall be recognized to propane suppliers as a bonus to be borne by the National State; iv) to defer the tariff adjustment due to the variation of the gas price in the PIST scheduled with effect from October 1, 2019, for January 1, 2020.

On November 25, 2019, Resolution SGE No. 751/2019 was published in the Official Gazette, which replaces Article 1 of Resolution SGE No. 521/2019, and establishes “To defer the semi-annual adjustment of the transportation and distribution margins scheduled as of October 1, 2019 for February 1, 2020, using, at that time, the corresponding adjustment index to reflect the price variation between the months of February and August 2019.

Subsequently, on December 5, 2019, the SGE Resolution No. 791/2019 was published in the Official Gazette, which modifies Article 5 of the SGE Resolution No. 521/2019, establishing the deferral of the adjustment for variation of the gas price in the PIST planned with effect from October 1, 2019 to February 1, 2020.

On December 23, 2019, the Social Solidarity Law, within the Public Emergency framework, was published in the Official Gazette, which, among its most relevant aspects, in its Article 5 empowers the PEN to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision (RTI) or initiate an extraordinary revision in accordance with Laws No. 24.065 and No. 24.076 for a term of maximum 180 days from the date the law is passed, offering a reduction of the real tariff burden on domestic, commercial and industrial consumers for the year 2020.

Compressed Natural Gas

Resolution No. 752/05 by the former Argentine Secretariat of Energy in May 2005 established among other things: (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the former Argentine Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the former Argentine Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above. See “Natural gas export administration and domestic supply priorities”

On August 27, 2012, Resolution No. 1,445/2012 of the Secretariat of Energy was published in the Official Gazette, according to considerations set by Decree No. 1,277/2012, which modified gas prices at the wellhead for compressed natural gas (CNG) which represents an increase of approximately 369% of the prices realized by the Company for such segment product.

On April 4, 2014, Resolution S.E. No. 226/2014 of the former Argentine Secretariat of Energy was published in the Official Gazette. Under this resolution, the Secretariat of Energy set new prices for residential, commercial consumers and compressed natural gas consumers.

On November 17, 2014, Resolution No. 231/2014 of the Commission was published in the Official Gazette. Under this resolution, the price of compressed natural gas in service stations will be raised by the same percentage as the weighted average price within Argentina, excluding taxes, of “super” quality gasoline over 93 octanes or of any product that replaces it in the future as provided for under the resolution.

Liquefied Natural Gas Exports

On December 5, 2019, the SSHC Provision No. 329/2019 was published in the Official Gazette through which the LNG was included in the list of products which require prior registration of operations before export, pursuant to Resolution No. 241/2019. In order to obtain the registration and authorization to export, LNG exporters must verify before the former Ministry of Energy that they have granted the possibility of acquiring such product to potential domestic market agents who might be interested in purchasing the LNG.

The provisions of Law No. 27,541 of the Social Solidarity Law in the Framework of Public Emergency, which in its article 52 set the duties corresponding to the export of hydrocarbons.

Natural Gas Stimulus Programs

Commission Resolution No. 1/2013

On February 14, 2013, Resolution No. 1/2013 of the Commission was published in the Official Gazette. This resolution creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive a compensation up to U.S.$7.50 per mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution No. 1/2013 and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. In addition, the Commission may withdraw a previously approved proposal to increase the total injection of natural gas if some of the following events occur: (i) any omission, inaccuracy or distortion of information provided by a company participating in a project or during its execution; (ii) breach of the obligations set forth in Decree No. 1,277/2012 and its regulations or supplementary acts; (iii) breach by a company of its obligations under the program after notice of not less than 15 business days; (iv) if the import price is equal to or lower than the price of the additional natural gas injected for at least 180 days or (v) if the value of a company’s supply contracts or invoices used in the monthly calculation corresponding to each month covered by the program had weighted average price decreases or unjustified amounts. On May 23, 2013, the Commission approved the project submitted by YPF. A similar program was created under Resolution No. 60/2013 of the Commission, as amended by Resolution No. 83/2013 of the Commission for gas producers that failed to file their natural gas additional injection program filings before the expiration date established by Resolution No. 1/2013 of the Commission. The compensation to be received under this new program varies from U.S.$ 4.00 per mmBtu to U.S.$ 7.50 per mmBtu, depending on the production curve reached by the applicable company. Additionally, a third stimulus program entered into effect under Commission Resolution No. 185/2015 for companies without any prior gas production in Argentina at the time of issuance of the resolution. Similar to the Gas Plan, companies with an approved program under this new resolution will receive compensation for the difference between the price obtained in the market for the sale of all their gas production and U.S.$ 7.50 per mmBtu. The gas production subject to such compensation only applies to the production from areas acquired by companies with approved programs under either Resolution No. 1/2013 or Resolution No. 60/2013, as long as such production was computed under these programs as “increased injection” as opposed to “base injection”.

On May 18, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for companies submitting new natural gas projects that are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection” created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Commission. The submission of new projects, which must be approved by the Secretariat of Hydrocarbon Resources, may obtain a stimulus price of U.S.$ 7.50/mmBtu.

Moreover, the “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has

been abolished, but any projects submitted under such program which are pending approval must be evaluated under the “Natural Gas New Projects Program”.

The “Natural Gas New Projects Program” will be effective from the date of the publication of the resolution in the Argentine Official Gazette (May 18, 2016) until December 31, 2018. The requirements to be considered a new natural gas project are as follows: it must (i) come from an exploitation concession granted as a result of a discovery reported after the effective date of Resolution No. 1/2013 of the former Commission; (ii) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”; or (iii) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection” created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Commission, but for which total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

Following this Resolution, no new projects may be submitted under the natural gas production incentive Program known as “Gas Plus”, created by Resolution No. 24/2008 of the former Energy Secretariat of the former Ministry of Federal Planning, Public Investment and Services, as amended. Notwithstanding the foregoing, any projects approved under said Program would remain in full force according to the terms of their respective approvals.

On May 20, 2016, Decree No. 704/2016 was published, whereby the pending debt which were in Peso terms for the natural gas stimulus programs debt was cancelled in Argentine National Bonds nominated in U.S. dollars and at an interest rate of 8% per annum maturing in 2020 (“BONAR 2020 USD”).

Accordingly, on July 13, 2016, the Group received, under the Natural Gas Additional Injection Stimulus Program, BONAR 2020 USD, with a face value of U.S.$ 630 million.

In addition, on September 21, 2016, under the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement, the Group received BONAR 2020 USD, with a face value of U.S.$ 12 million.

MINEM Resolution No. 97/2018

On April 3, 2018, the MINEM Resolution No. 97/2018 was published in the Official Gazette that approves the procedure for cancelation of the pending compensations for settlement and/or payment in the context of the “Natural Gas Surplus Additional Injection Stimulus Program”, the “Natural Gas Surplus Injection Stimulus Program for Companies with Reduced Injection” and the “Natural Gas New Projects Program” to which beneficiary companies may adhere (the “Procedure”).

Gas producing companies are invited to join the Procedure by filing a form during 20 business days following the publication in the Official Gazette of the Resolution.

Each company may opt to receive compensations under the approved Procedure by demonstrating its accession within 20 business days of publication of the Resolution. It is required to waive all rights, actions, appeals and claims, administrative and/or judicial, based on the Procedure, except for: (i) challenge of the administrative acts that determine compensations that correspond according to the Procedure; and (ii) failure to make the payments provided under the Procedure for a minimum amount of three installments, at the discretion of each beneficiary company.

The amount of the compensation is determined in the following way: 85% of the amount in dollars calculated according to the exchange rate at the moment of the injection (“Program Exchange Rate”) and 15% of the amount in dollars multiplied by the quotient of the Program Exchange Rate and the exchange rate corresponding to the payment dates of the compensation resolutions that have already been issued or the date of publication of Resolution No. 97/2018, as the case may be. The debt will begin to be repaid on January 2019 in 30 monthly and consecutive installments, in pesos at the exchange rate of Communication “A” 3,500 Wholesale of the BCRA monthly average of the month preceding each installment.

On May 3, 2018, YPF adhered to the repayment Procedure.

On December 4, 2018, Law No. 27,467 which approved the 2019 Budget of the National Administration was published in the Official Gazette, which includes in its Article 55 the authorization for the issuance of public debt instruments for up to U.S.$ 1.6 billion for the cancellation of the 2017 compensations of Plan Gas I (according to Resolution No. 97 of March 28, 2018 of the Ministry of Energy).

On February 21, 2019, Resolution SGE 54/2019, which partially modified Resolution 97/2018, was published in the Official Gazette, in order to conform Resolution 97/2018 to the payment mechanism set forth in article 55 of Law No. 27,467. It provides, among other things, that in order to request payment in accordance with such mechanism, the beneficiary must provide its consent (within ten of receiving notice) to waive all rights, actions or claims in relation to such programs, the administrative compensation acts and payment orders which they may have issued prior to such date.

On February 28, 2019, Resolution No 21/19 from the Ministry of Finance was published in the Official Gazette which established the issuance on February 27, 2019, of the Natural Gas Program Bonds, with an aggregate nominal value of up to U.S.$ 1.6 billion, maturity on June 28, 2021, and amortization in 29 consecutive monthly installments. The Natural Gas Program Bonds do not accrue interest.

Also, on February 28, 2019, YPF received notice from the SGE informing it that, in accordance with the framework of Resolution No. 97/2018, YPF was entitled to an aggregate compensation of U.S.$758 million.

On March 1, 2019, the Company presented its consent letter to the SGE in the terms provided under the SGE Resolution No. 54/19.

As of the date of the prospectuses we have received the payment of 14 installments.

MINEM Resolution No. 46/2017

On March 6, 2017, the MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which approved the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program”. The program was established in order to stimulate the investments in natural gas from non-conventional reservoirs in the Neuquina basin and will be in effect until December 31, 2021.

Resolution No. 46/2017 establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina basin included in the program. To be included in the program, the concessions must have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by Resolution No. 46/2017 each year, multiplied by the volumes of production of non-conventional gas. The minimum prices established by Resolution No. 46/2017 are U.S.$ 7.50 per mmBtu for 2018, U.S.$ 7.00 per mmBtu for 2019, U.S.$ 6.50 per mmBtu for 2020 and U.S.$ 6.00 per mmBtu for 2021.

Compensation from the program shall be paid, for each concession included in the program, 88% to the companies and 12% to the province corresponding to each concession included in the program.

On November 2, 2017, Resolution MINEM 419-E/2017 was published and its Annex replaces the similar Annex of Resolution 46-E/2017. The new resolution modifies the previous one in the following aspects:

a)	It defines that the Initial Production to be computed will be the “monthly mean Non-Conventional Gas production assessed for the period between July 2016 and June 2017”. Additionally, it states that the Production Included, to the effect of the compensation, shall be i) for the concessions with Initial Production lower than 500,000 cm/d, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting company is entitled, and ii) for the concessions with Initial Production higher than 500,000 cm/d, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting party is entitled, discounting the Initial Production.

b)	It modifies the definition of Effective Price, previously defined as “the average price weighted by volume of total natural gas sales of each company in the domestic market”, to “the average price weighted by volume of total natural gas sales in the Argentine Republic that will be published by the Secretariat of Hydrocarbon Resources”, regulating the guidelines to be followed for such calculation.

c)	A requirement to qualify for the Program is included, that is, that the investment plan submitted for each concession reaches a yearly mean production, in any consecutive period of twelve months before December 31, 2019, equal to or higher than 500,000 cm/d, and the obligation to reimburse the amounts of the compensation received (updated to reflect interest) corresponding to the concessions that do not reach the above mentioned production level, with the possibility that the Secretariat of Hydrocarbon Resources may require filing a surety bond to guarantee the eventual reimbursement of the compensations received by the participating companies, and retaining the power to suspend payments if such bond is not submitted.

On November 17, 2017, Resolution MINEM No. 447-E/2017 which extends the Stimulus Program to the non-conventional gas production from the Austral Basin was published. The only difference with respect to the Program applicable to the Neuquina Basin is that this resolution allows the Hydrocarbon Secretary to determine special technical conditions (such as initial production flow) that the production must meet in order to be considered “non-conventional gas” and thus be suitable for the program.

On January 23, 2018, MINEM Resolution No. 12-E/2018, which modified Resolution No. 46-E/2017, was published in the Official Gazette. Said Resolution entails the following:

i.	Makes the incentives applicable to the adjacent concessions that are operated in a unified manner and comply with the following requirements: have a common investment plan; be operated in joint manner using, substantially, the same surface installations; in case of co-ownership, there shall be the same participation percentages in all concessions and every transfer of participation is performed in a joint and simultaneous manner by all participants.

ii.	Adjusts the payment date of the first compensation under the Program and, correspondingly, performs the following revisions related to initial provisional payment, establishing that for requests presented until January 31, 2018, such date shall be the respective date in January 2018, and for requests presented after January 31, 2018, such date shall be the respective date in the month in which the request for inclusion in the Program was presented.

On December 4, 2018, Law No. 27,467 corresponding to the Budget of the National Administration for the year 2019, established in its section 58 the creation of a guarantee trust for contingent liabilities of the Gas Plan IV (“Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs” created by Resolution No. 46 dated March 2, 2017 issued by the former MINEM) in order to guarantee up to 30% of the obligations that may arise under such program after January 1, 2019.

In connection with Fernández Oro Concession, the Secretariat of Energy issued resolutions authorizing the payment to YPF of Definitive Compensations for the first quarter of 2018 and Provisional Compensations for the third quarter of 2018, whose amounts were determined considering as a limit the estimation of the Included Production YPF initially reported. Recently, YPF has administratively challenged these resolutions, understanding that the amount of the Compensations must be determined on the basis of the production actually produced each month in the Concession, without applying any limit.

In relation to the Fernández Oro Station Concession, on February 6, 2019, the Company filed reconsideration appeals against SGE Resolutions No. 356, 369, 370 and 371/2018 that authorized the payment to the Company of definitive compensation for the first quarter 2018 and provisional for the third quarter 2018, determining the amount of said compensation based on the volume of Included Production declared by the Company in an opportunity to adhere to the Program for the aforementioned concession, without considering the effective volume of Included Production recorded in the first quarter of 2018 and the update of the Included Production estimate presented by the Company in October 2018 in relation to the third quarter of 2018.

For the same reasons as above, on December 27, 2019, the Company filed reconsideration appeals against SGE Resolutions No. 608 (April 2018), 620 (payment adjustment for the months of August and September 2018) and 712/2019 (July 2019), requesting that the resources be made and the economic compensation to be paid based on the volumes requested by YPF be calculated.

Regarding the Aguada Pichana Este Concession, on October 9 and 10, the SGE Resolutions No. 345 (contemplative of the period from October 2018 to January 2019, but only contested for the month of January 2019) were challenged, 360 (February 2019), 366 (March 2019), 361 (April 2019) and 522/2019 (May 2019), for having arranged the payment of provisional compensations to YPF considering as a cap the volume of production included declared in opportunity of adhering to the Program. Also, on December 27, 2019, Resolution No. 722/2019 (July 2019) was challenged, because the compensation was calculated based on the production included initially declared by YPF at the time of joining the program.

Regarding the Aguada Pichana Oeste - Aguada de Castro Concession, on October 9, 2019, the SGE Resolutions No. 342 (November/December 2018), 351 (January 2019), 352 (February 2019), 350 (March 2019) and 353/2019 (April 2019), for having arranged the payment of provisional compensations to YPF considering as a cap the volume of production included declared in opportunity to join the Program.

Regarding the La Ribera I and II Concession, on October 10, SGE Resolutions No. 390 (April 2019), 497 (May 2019) and 516/2019 (June 2019) were challenged, for having arranged the payment of provisional compensations to YPF considering as a cap the volume of production included declared in opportunity to adhere to the Program. Likewise, on December 27, Resolution No. 711/2019 (July 2019) was challenged, because the compensation was calculated based on the production included initially declared by YPF at the time of joining the program.

On August 22, 2019, YPF requested the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén the readjustment of the Investment Plan corresponding to La Ribera I and II concession for the second semester of 2018 and the first semester of 2019, requiring that the six-month investment verifications for the second semester of 2018 and the first semester of 2019 should be conducted in compliance with the readjustment of the proposed Investment

Plan. YPF justified the readjustment request based on the interruption of activities imposed within the framework of the judicial investigation with respect to an incident occurred on July 10, 2018, as well as on the change in circumstances faced by the Argentine natural gas market.

Subsequently, by filings made on November 8 and November 28, 2019, YPF fulfilled certain reporting requirements notified by the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén and requested that the proposed readjustment of the Investment Plan be approved until the month of December 2019.

On January 14, 2020, the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén requested of YPF that, given the current political and economic situation at country level, the readjustment proposal should be submitted on a comprehensive basis for the whole period covered by the Plan (2018-2021). As of the date of the prospectuses, the note has not been answered.

As of the date of the prospectuses, YPF subscribed to the Program for its participation in the concessions known as Aguada Pichana Este, Aguada Pichana Oeste-Aguada de Castro, Estación Fernández Oro and La Ribera I and II.

Natural Gas Underground Storage

On November 8, 2019 the Natural Gas Underground Storage Regulation was published in the Official Gazette by ENARGAS Resolution No. 722/2019. This Regulation sets forth the conditions, procedures and requirements to be fulfilled by private legal entities who wish to act as gas storage operators, together with the requirements for the registration of the corresponding gas storage facilities, thus creating the Natural Gas Storage Registry, in which said gas storage operators and gas storage facilities shall be registered.

Natural Gas Quality

On December 12, 2019 the quality of natural gas for transportation and distribution specifications was published in the Official Gazette by ENARGAS Resolution No. 819/2019, which approved NAG (Norma Argentina Gas) Rule No. 602 (2019) and derogated ENARGAS Resolution No. 259/2008.

Bid for New Transportation License

On July 10, 2019 Decree No. 465/2019 was published in the Official Gazette which instructs SGE to call for a national and international bid in order to grant a new license for transportation services of natural gas to connect Neuquén (nearby Trateyen) with Salliquelo in the Province of Buenos Aires. The new transportation license to be granted should provide for a new regime for a period of 17 years in which the following rules shall apply: (i) the remuneration for transportation companies and the adjustments shall be freely agreed by the parties without discrimination; (ii) the values agreed upon negotiation should not be transferred to residential users; (iii) the bid shall set for the partial assignation of the transportation capacity directly and the remaining capacity shall be granted through an open process in order to assure non-discrimination access.

Through SGE Resolution No 437/2019 published in the Official Gazette on July 30, 2019, the SGE called for the national and international bid in order to grant a new license for transportation services of natural gas to connect Neuquén (nearby Trateyen) to Salliquelo in the Province of Buenos Aires and approved the terms and conditions of the bidding process. It also established September 12, 2019 as the date for the bid openings, which date was later extended to March 31, 2020.

Tariffs

On April 4, 2014, Resolution S.E. No. 226/2014 of the former Argentine Secretariat of Energy was published in the Official Gazette. Under this resolution, the Secretariat of Energy set new prices for residential, commercial consumers and compressed natural gas consumers. Residential and commercial consumers that achieve certain consumption savings compared to prior years will be: (i) excluded from the price increase or (ii) subject to a lower price increase. Industrial users and power generation plants are excluded from the price increase. Consumers served by distributor Camuzzi Gas del Sur S.A., which is not an affiliate of YPF, or its sub-distributors, are excluded.

After public hearings with respect to the tariff review were held on September 16, 17 and 18, 2016, MINEM issued Resolution No. 212/2016 on October 7, 2016 that set forth new TSEP prices for natural gas and new natural gas tariff schedules for users who purchase gas from distributors.

Resolution No. 212/2016 instructs the Secretariat of Hydrocarbons to, until TSEP gas prices are established by the free interaction of supply and demand, submit to the MINEM for its approval a proposal of natural gas TSEP prices corresponding to each half-year period, starting April 1 and October 1 of each year, based on the values contemplated in the subsidy reduction scheme, adjusting the target price for each half-year period, as per the market conditions at the time of elaboration of the proposed prices. Such a proposal shall be submitted 30 days in advance at the beginning of each half-year period and shall be submitted with a report containing the basis of the adjustments or modifications proposed.

Resolution No. 212/2016 also instructs ENARGAS to provide for any such measures as required so that the final amount, including taxes of bills issued by distributors of utility gas through networks across the country, that users are required to pay based on consumptions after the effective date of the TSEP gas prices established in this resolution, does not exceed maximum amounts equivalent to the percentages below, considered as incremental percentages over the total amount, including taxes, of the bill issued to the same user for the same billing period in the previous year:

●	Users R1-R23: 300%;

●	Users R31-R33: 350%;

●	Users R34: 400%; and

●	Users SGP: 500%.

It further sets forth that the increase limits established above on the final invoice amounts shall apply, provided that the total amount of the bill exceeds the amount of Ps. 250.

On such same date, ENARGAS published Resolutions No. 4,044/2016, 4,045/2016, 4,046/2016, 4,047/2016, 4,048/2016, 4,049/2016, 4,050/2016, 4,,051/2016, 4,052/2016, 4,053/2016 and 4054/2016, whereby it approved the tariff schedules for the users in the following license areas: Metrogas S.A., Gasnea S.A., Gas Natural Ban S.A., Camuzzi Gas Del Sur S.A., Camuzzi Gas Pampeana S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Gasnor S.A., Litoral Gas S.A., Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A.

On February 16, 2017, MINEM published Resolution No. 29-E/2017, through which it called a public hearing to be held on March 10, 2017 to consider new natural gas prices at TSEP that would be determined to apply to the half-year period commencing in April 2017. The hearing took place, and the final report by the Secretariat of Hydrocarbon Resources was issued to the MINEM; See – “New gas prices at the TSEP and Metrogas transition tariff schemes.”

Tariff renegotiation

Transitional Agreement 2017

On March 30, 2017, Metrogas executed a Transitional Agreement with the MINEM and the Ministry of Finance providing for the temporary adjustment of prices and tariffs for the Natural Gas Distribution Public Service, the specific impact of the amounts provided therein until the subscription of the Memorandum of Agreement for Comprehensive Contractual Renegotiation and the entry into force of the definitive tariff schemes resulting from the Comprehensive Tariff Review (the “CRT”). The 2017 Transitional Agreement is supplementary to the 2008 Transitional Agreement and amends the 2017 Transitional Agreement and the 2016 Transitional Agreement previously executed.

The 2017 Transitional Agreement, which is not subject to ratification by the PEN establishes a transitional tariff regime as of April 1, 2017, consisting of the readjustment of tariffs based on the guidelines necessary to maintain the continuity of the service for the purpose of allowing Metrogas to meet its operating and maintenance, administration and marketing expenses, those expenses corresponding to the execution of the mandatory investment plan determined by the ENARGAS and to comply with the respective payment obligations, maintaining its chain of payments for the purpose of ensuring the continuity of the regular provision of the public service under their charge until the entry into force of the tariff regime resulting from the Memorandum of Agreement for a Contractual Renegotiation.

Likewise, the 2017 Transitional Agreement provides for the transfer of the impact of changes in tax regulations pending resolution, and incorporates a Mandatory Investment Plan to which Metrogas is committed.

Lastly, Metrogas will not be authorized to distribute dividends without previously proving to ENARGAS the full compliance with the Mandatory Investment Plan.

On March 30, 2017, the MINEM instructed the ENARGAS, through Resolution No. 74 - E/2017, to put into effect the tariff schemes resulting from the CRT process.

In this regard, it set forth that for the gradual and progressive implementation of this measure, the ENARGAS should apply on a progressive basis, the rate increases resulting from the CRT as follows: 30% of the increase, from April 1, 2017, 40% of the increase, as of December 1, 2017, and the remaining 30%, as of April 1, 2018.

Moreover, and for cases in which the corresponding Memorandum of Agreement for a Contractual Renegotiation had not entered into force, it instructed the ENARGAS to apply to the Licensees (including Metrogas) a transitory tariff adjustment because of the CRT.

On March 31, 2017, ENARGAS Resolution No. 4,356/2017 was published in the Official Gazette through which the tariff schemes resulting from the Metrogas CRT, effective as of April 1, 2017 and the temporary tariff schemes applicable to Metrogas users were approved. Through differentiated tariffs, ENARGAS Resolution No. 4,356/2017 determined tariff schemes for residential users who recorded savings in their consumption equal to or greater than 15% with respect to the same period of 2015, as well as those that would apply to the beneficiaries of the “Social Tariff” (Resolutions No. 28/2016 of the MINEM and ENARGAS No. I-2,905/2014 and No. 3,784/2016) and the Entidades de Bien Público (Public Welfare Entities) (Law No. 27,218).

The tariff schemes corresponding to beneficiaries of the “Social Tariff” were rectified by ENARGAS Resolution No. 4,369 2017. The billing resulting from the application of the new transitory tariff shames must respect the limits established in Article 10 of MINEM Resolution No. 212/2016, and therefore the criteria of ENARGAS Resolution No. I-4,044/2016 are maintained.

Likewise, ENARGAS Resolution No. 4,356/2017 overruled ENARGAS Resolutions No. I-2,407/12 and No. I-3,249/15 that enabled the collection of a fixed amount per invoice under the operation of the Fund for Gas Distribution Consolidation and Expansion Works (“FOCEGAS “).

In addition, ENARGAS Resolution No. 4,356/2017 approved: (i) the technical economic studies of the Company’s CTR, (ii) the non-automatic Semi-Annual Adjustment Methodology to become effective jointly with the License Readjustment Memorandum of Agreement and (iii) the Metrogas Investment Plan for the next five-year term.

On October 24, 2017, and through ENARGAS Resolution No. 74/2017, a public hearing was called for November 15, 2017 in order to consider the transitory tariff adjustment effective as of December 1, 2017, corresponding to Metrogas.

On December 1, 2017, the following were published in the Official Gazette: (i) ENARGAS Resolution No. 131/2017 that ordered (a) to declare the validity of the Public Hearing called by ENARGAS Resolution No. 74/2017, (b) approve Metrogas temporary tariff scheme applicable as of December 1, 2017; and (c) approve new values for the Rates and Charges received by Metrogas for Additional Services; and (ii) ENARGAS Resolution N° 132/2017 that provides for a bonus to be implemented by Metrogas in favor of certain users who (a) record savings in their consumption; or (b) are beneficiaries of the Social Tariff.

On January 31, 2018, ENARGAS Resolution No. 249/2018 was published in the Official Gazette, which called for a public hearing to be held on February 22, 2018 to consider (i) the application of the Semi-Annual Tariff Adjustment Methodology, if applicable, for the adjustment of Metrogas tariffs; (ii) the application of the transfer to tariffs of the price of the purchased gas; and (iii) methodological alternatives for a more predictable billing of residential users’ consumption.

On March 27, 2018, a letter of intent was entered into with ENARGAS, producers, distributors and transporters of natural gas with the objective of committing efforts towards the development of a financing program of wintertime consumptions of natural gas between the signing parties.

On May 23, 2018, MINEM Resolution No. 218/2018 (previously regulated by ENARGAS by means of Resolution No. 86/2018) establishes the suspension of the application of the discount criteria for social tariff users according to Resolution No. 474/2017 for consumptions made during May and June 2018, while the social tariff regime pursuant to MINEM Resolution No. 28/2016 must apply for the invoicing of said consumptions, which establishes a discount of 100% of the consumed natural gas.

On June 12, 2018, ENARGAS Resolution No. 97/2018 that establishes the Financing Program of Wintertime Consumptions of Natural Gas (the “Program”) was published in the Official Gazette. Adherence to the program by beneficiary users is optional and voluntary. In accordance with the terms and conditions of the Program, residential and commercial consumers may finance the payment of 25% of the invoices issued between July 1 and October 31, 2018. The applicable interest rate shall be the private non-finance sector electronic channel rate of the BNA for placement at 30 days of the month prior to the month in which the invoice is issued. The accumulated financing and its interests are recovered as of the issuance of regular invoices from November 1, 2018, and for three consecutive periods for bimonthly clients and six consecutive periods for monthly clients. The financing involves each activity segment (gas, transport and distribution) and was exceptional for the winter of 2018.

As a consequence of the exchange rate variation, producers and distributors of natural gas initiated a renegotiation process with regard to the particular agreements signed under the Terms and Conditions, with prices denominated in U.S. dollars. This process has not yet terminated and includes two principal topics: (i) payment of debts generated due to the difference between the exchange rate at which the distributors made their payments and the exchange rate set forth contractually (period April – September 2018); and (ii) gas price to be applied for the period October – December 2018.

In terms of debts generated by the exchange rate differences, on November 18, 2018, by means of Decree No. 1053/18, the Argentine Government, as an exception, assumed responsibility for the payment of the daily differences accumulated monthly between the value of gas purchased by the distributors and the tariffs in force between April 1, 2018, and March 31, 2019.See “—Natural Gas.”

On August 13, 2018, ENARGAS Resolution No. 184/2018 was published in the Official Gazette, which called for a public hearing to be held on September 4, 2018 to consider (i) the application of the Semi-Annual Tariff Adjustment Methodology, for the adjustment of Metrogas Tariffs; (ii) the application of the transfer to tariffs of the price of the purchased gas and the consideration of the pass-through of the debt arising from cumulative daily differences; and (iii) the presentation of the Argentine Gas Subdistribution Institute.

On October 8, 2018, ENARGAS Resolution No. 281/2018 was published in the Official Gazette that (a) declare the validity of the Public Hearing called by ENARGAS Resolution No. 184/2018; (b) approve Metrogas temporary tariff scheme applicable as of October 8, 2018; (c) approve new values for the Rates and Charges received by Metrogas for Additional Services; (d) order Metrogas to implement the corresponding bonus to beneficiaries of the Social Tariff equivalent to 100% of the gas price on a block of consumption established by Resolution MINEM No. 474/2017. Gas consumptions over such block have to be fully paid; (e) limit to 50% the gas price increase for SGP 1 and SGP 2 Social Tariff consumers for consumptions made as from October 1, 2018; (f) order SGP 1 and SGP 2 Social Tariff consumers (small industries and retail stores) to register in the Company Registry established by Law No. 24,467 or being beneficiaries of Law No. 27,218 that established Public Welfare Entities regime; (g) SGP 1 and SGP 2 bonus shall be detailed in the invoice in a separate line as “Bonus Resolution N° 14/18”; and (h) GNC consumers shall be entitled to request distribution services only in case distribution companies have guaranteed the purchase of natural gas for twelve months and as from April 1, 2019 and shall inform distribution companies their natural gas needs 60 days in advance as from April 1, 2019.

On October 12, 2018, ENARGAS Resolution No. 292/2018 amended Metrogas tariff scheme and values for the Rates and Charges.

On March 29, 2019, the SGE Resolution No. 146/2019 was published, which modifies the discounts on the price of gas in the TSEP for Public Good Entities, setting them at 45% of the user P for the sub-zones not reached by the Subsidies for Residential Gas Consumption of Law 25,565 and 10% of residential users for the sub-zones reached by said subsidies.

On April 1, 2019, the SGE Resolution No. 148/2019 was published, which provides 27% and 12% discounts on the price of gas in the PIST for residential users in April and May respectively. In this sense, the resolution mentions that the bonus to residential users will have the corresponding reimbursement to the gas suppliers, in accordance with the methodology and with the controls prior to being arranged in due course. On May 30, 2019, the SGE Resolution No. 299/2019 was published, complementary to the previous one, which establishes that natural gas suppliers must issue the invoicing of the volume of gas delivered to the beneficiary users with gas price discounts arranged as a bonus and approves the applicable methodology for the declaration, verification, determination and payment of compensation to gas suppliers for the bonus applied to the price of gas in the TSEP.

Also, on April 1, 2019, Resolution ENARGAS No. 198/2019 was published, which declared the validity of Public Hearing No. 98 and approved the Metrogas Tariff Tables effective as of April 1, 2019 (winter period 2019).

On June 3, 2019, the SGE Resolution No. 312/2019 was published, which establishes that the surcharge provided for in article 75 of Law No. 25,565 and its amendments to the Trust Fund for Residential Consumer Subsidies of Natural Gas and Liquefied Gas, applicable for invoices issued from June 1, 2019, will be equivalent to 4.46% of the price of natural gas in the PIST for each m3 of 9,300 kcal that enters the pipeline system in the National Territory, corresponding to ENARGAS adjust the procedures for billing. The same percentage of surcharge will be applicable to the volumes involved in self-consumption.

On January 7, 2020, ENARGAS Resolution No. 838/2019 was published in the Official Gazette, amending Article 1 of the ENARGAS Resolution No. 750/2019, establishing that users within categories P1 and P2 (consumption of natural gas up to 9,000 m3 per month) can only hire full service with the distribution companies of the corresponding area. Category P3 users (consumption of natural gas over 9,000 m3 per month) are allowed to obtain natural gas from distribution companies, producers or the marketers. If they choose to hire the full service with the distribution companies, said consumers have time to do it two (2) months before each seasonal period and must stay for at least 12 months. This advance notice will not apply in the event that the distribution companies have the possibility of acquiring additional volumes of natural gas within the pre-existing contracts and at the pre-established prices.

Memorandum of Understanding for the Natural Gas Distribution License Contract (also known as “Memorandum of Understanding for the Comprehensive Contractual Renegotiation”)

On March 30, 2017, and within the framework of the renegotiation process of the public service contracts established by the Emergency Law, its extensions and Decrees No. 367/2016 and N° 2/2017, Metrogas subscribed with the MINEM and with the Ministry of Finance, a Memorandum of Agreement for the Adaptation of the Natural Gas Distribution License Agreement (which contains the terms of the comprehensive renegotiation and conditions for the adjustment of the License Agreement. The Memorandum of Agreement is based on the 2008 Transitional Agreement, the 2014 Transitional Agreement, the 2016 Transitional Agreement and the 2017 Transitional Agreement.

The provisions contained in the Memorandum of Agreement, once it has entered into full force and effect after being ratified by the PEN, will be applied during the contractual period ranging from January 6, 2002 and the termination of the License Agreement.

A series of guidelines to be contemplated by the CRT process are established in the terms provided for therein.

The Metrogas tariff scheme resulting from the Integral Tariff Review according to the indicated guidelines will be applicable once all the procedures provided for the entry into force of the Memorandum of Agreement has been fulfilled. The CTR will become in full force and effect not later than December 31, 2017. In the event that ENARGAS provides for the phased and progressive application of the tariff increase resulting from the Comprehensive Tariff Review, the application of the last step may not exceed April 1, 2018.

As a condition prior to ratification, the Memorandum of Agreement for the Comprehensive Contractual Renegotiation provides for the suspension and withdrawal of all claims, appeals and complaints filed, pending or in the process of being executed, whether administrative, arbitral or judicial, in the Argentine Republic or abroad, which are founded or linked to the facts or provided measures, with respect to the License Agreement, as of the Emergency Law and/or in the annulment of the PPI Index (Producer Price Index of the United States of America). Moreover, the Memorandum of Agreement must be ratified by the Shareholders’ Meeting of Metrogas, so that the PEN issues the Decree ratifying the terms of the Memorandum of Agreement. On April 27, 2017, the Shareholders’ Meeting of Metrogas ratified the Memorandum of Agreement for the Adaptation of the Natural Gas Distribution License Agreement.

Finally, the Memorandum of Agreement provides for the Company’s commitment to make, during the effective term of the License, plus its potential ten-year extension and within the area of its License, additional sustainable investments equivalent to the amount of the award rendered in the arbitration proceedings in: “BG Group Plc. vs. The Argentine Republic (UNC 54 KGA)” with the proportional abatement percentage that would have been established in the payment agreement and excluding the amounts corresponding to the default interest on the payment of the award. The amount and the plan for additional investments will be determined by ENARGAS at the proposal of the Company and they will not be included in the rate base.

With respect to those Licensees whose Memorandum of Agreement had not entered into effect, ENARGAS was instructed to apply to them a temporary adjustment of tariffs on account of the CTR, taking into consideration, to such effects, the studies carried out under such CTR in compliance with the provisions set forth in Article 1 of MINEM Resolution No. 31/2016.

The Memorandum of Agreement is subject to the controls established by the Emergency Law in order for the PEN to issue the ratification Decree. On March 28, 2018 Decree No. 252/2018 was published in the Official Gazette by which the PEN ratified the Memorandum of Agreement. Additionally, Resolution ENARGAS No. 300/2018 was published on that day, with the new tariffs scheme applicable as from April 1, 2018.

On September 27, 2018, SGE Resolution No. 14/2018, applicable to invoicing of distributors as of October 1, 2018, was published, which, inter alia, (i) revokes the ceilings and discounts that were established in due time in MINEM Resolutions No. 212/2016 and No. 474/2017 and sets forth a new discount of 100% for social tariff users for the consumption block set forth in Annex II of MINEM Resolution No. 474/2017 and consumptions that exceed said block are paid at 100%; and (ii) established that the Fiduciary Fund for Residential Gas Consumption Subsidies (Section 75 of Law No. 25,565) shall be 2.96% on the gas price in the TSEP by cubic meter and established that the invoicing shall be adjusted to the procedures established by ENARGAS.

On October 8, 2018, Resolution ENARGAS No. 281/2018 was published in the Official Gazette, declaring valid Public Hearing No. 96 and approving the Metrogas Tariff Tables, in force as of the day of their publication for the summer period 2018-2019. Subsequently, on October 12, 2018, Resolution ENARGAS No. 292/2018 was published in the Official Gazette rectifying the tariff tables of mentioned Resolution ENARGAS No. 281/2018, with retroactive application as of October 8, 2018. ENARGAS Resolution No. 292/2018 published on October 12, 2018, modified the Tariff Schemes and the Schedule of Rates and Charges for the additional services provided by Metrogas.

In addition, on the same date, MINEM Resolution No. 91/2018 was published in the Official Gazette, by means of which the periods for adjustment of the purchased gas price variations or the seasonal adjustment and the semi-annual adjustment of the tariffs are unified, establishing that once the transition period has passed, the adjustments shall be seasonal, covering the periods of April 1 to September 30 of each year and of October 1 to March 31 of the following year.

Temporary economic assistance

MINEM Resolution No. 312 - E/2016 was published in the Official Gazette, on December 30, 2016, which ordered a new temporary economic assistance to the Licensees of the Natural Gas Distribution Service through Networks for the period April-September 2016, for the purpose of funding the mandatory investments established (with respect to Metrogas) in ENARGAS Resolutions No. 3,726/2016 and No. 4,044/2016, and the payment to gas producers; all of which is on account of the CTR.

Under the terms of the Resolution, the transfer of the amounts assigned to Metrogas of Ps. 759 million was applicable as long as, at the discretion of the ENARGAS, the financial situation of Metrogas that gave rise to the assistance was maintained taking into account the availability of funds to meet its investment obligations and payments to gas producers.

For the release of the funds corresponding to the temporary financial assistance, Metrogas had to file a sworn statement with the ENARGAS, in the terms of ENARGAS Note No. 106/2017, on the allocation to be given to the amounts required. In accordance with the ENARGAS criteria, if the sworn statements meet the requirements of MINEM Resolution No. 312 - E/2016, they would be sent to the MINEM Hydrocarbons Secretariat in order to arrange for the transfer of the assistance. Likewise, the Resolution set forth that the Licensees could not distribute dividends under the terms of Resolution No. 31/2016 of the MINEM.

On March 31, 2017, Metrogas received the amount of Ps. 759 million corresponding to MINEM Resolution No. 312 - E/2016.

New gas prices at the TSEP and Metrogas transition tariff schemes

Through Resolution No. 74 - E/2017, the MINEM determined the new natural gas prices at the TSEP applicable from April 1, 2017 to the categories of users indicated therein. Moreover, it determined the new prices at the TSEP, subsidized for natural gas Residential users who register savings in their consumption equal or superior to fifteen percent (15%) with respect to the same period in 2015. These new prices in the TSEP have been contemplated in ENARGAS Resolution No. 4,356/2017.

MINEM Resolution No. 474-E/2017 determined the new Gas prices at the TSEP as of December 1, 2017. In addition, a 10% discount is established on the Gas price for all categories of Residential users who register a saving in their consumption equal to or greater than 20% with respect to the same period in 2015, and it establishes that the bonus corresponding to the Social Tariff beneficiaries will be equivalent to: i) 100% of the Natural Gas price on the consumption block base determined by Resolution; and ii) 75% of the price of Natural Gas on a surplus consumption block of equal volume to that determined in paragraph i). Consumptions over and above the block indicated in paragraph ii) will be paid by 100%. It also establishes that the billing resulting from the application of the new tariff schedules must respect the limits established in Article 10 of Resolution No. 212 dated October 6, 2016 of the MINEM. These new prices in the TSEP have been contemplated in the ENARGAS Resolution No. 131/2017, which approved the Metrogas temporary tariff scheme, applicable as of December 1, 2017.

On August 1, 2018, MINEM Resolution No. 46/2018 was published in the Official Gazette, instructing the Electric Power Under-Secretariat to take the necessary measures in order for CAMMESA to implement the competitive mechanisms to assure availability of gas for electricity generation, for each basin of origin, that shall be applicable for the valuation of natural gas volumes destined for the generation of electricity to be commercialized in the MEM or, in general, destined for the provision of the public service of electricity distribution as of August, 1, 2018.

Procedure for the compensation of the lower revenues that the Distributors receive from their users for benefits and / or bonuses and for higher costs of unaccounted gas

MINEM Resolution No. 508-E/2017, published on December 29, 2017, established the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a product of: (i) the application of benefits and/or discounts to users arising from the regulations in force in the tariff area of the distribution service of natural gas through networks, and (ii) the higher UNG costs compared to those established for its recognition in the rates, applicable as of January 1, 2018.

On December 7, 2018, ENARGAS communicated to the National Hydrocarbon Economy Department certain observations to the procedure established by MINEM Resolution No. 508-E/2017. Based on such observations, the SGE did not recognize the adjustment provided for in MINEN Resolution No. 508-E/2017 regarding UNG. Additionally, ENARGAS determined that all amounts received starting on January 2018 through such date were of a provisional nature and had to be set off with the amounts owed by the SGE to Metrogas. Moreover, the adjustments to actual values established by such procedure for the same period, and the excess in costs incurred from December 2018 to December 2019 were not recognized.

Note from the ENARGAS on deferred collection to residential users

On August 25, 2017, the ENARGAS issued some Notes instructing the Licensees of the Gas Distribution Service (“Distributors”), by virtue of the presentation received from the MINEM, and in relation to the invoices to be issued from August 25, 2017 and until October 31, 2017 for residential users, to contemplate a fifty percent (50%) payment deferral of the total amount of the settlement corresponding to the billing period, without any interest. According to this instruction, the amounts subject to deferral must be included in the first invoice issued after October 31, 2017 in accordance with the guidelines related to the issuance of Public Service Settlement receipts for bimonthly invoicing with monthly payment obligations currently in force, i.e., in two equal and consecutive monthly installments. Such deferral is not applicable to residential users who are beneficiaries of the Social Tariff.

The Notes sent by the ENARGAS also contemplate that, if there is a financial impact on the Distributors’ income by virtue of such deferral, such impact will be timely evaluated and assumed by the Argentine Government through the corresponding budgetary management.

On September 20, 2017, YPF submitted a note to the MINEM (with a copy to ENARGAS), requesting the intervention of the MINEM so that it adopts the necessary measures to prevent the instruction given by the ENARGAS from being misinterpreted by some Distributors to place on the Producers, such as YPF, the financial impact that such a measure could cause, through the unilateral postponement of the payment obligations by the Distributors.

As a result of the changes introduced through MINEM Resolution No. 474 - E/2017 and ENARGAS Resolutions No. 131/2017 and No. 132/2017, and the guidelines established in the Terms and Conditions MINEM, Resolution No. 508-E / 2017 was published on December 29, 2017, which establishes the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a result of: (i) the application of benefits and / or discounts to users resulting from the regulations in force regarding the tariffs applicable to the natural gas distribution service through networks; and (ii) the higher costs of the Unaccounted Natural Gas (“UNG”) with respect to those established for its recognition in the tariffs.

In accordance with the compensation procedure, the Distribution Licensees must inform to the ENARGAS within the terms established therein and based on the annualized monthly consumption and as a sworn statement, the amounts required to compensate the aforementioned differences. The same information regime is adopted in relation to UNG.

Thus, in order to calculate compensations for the amount that they do not receive for the discounts in billing as well as for the UNG differences, compensation is established resulting from the difference between the purchase price to the natural gas producer and the sale to its customers.

Benchmark prices for the butane commercialization chain

On April 5, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 56-E/2017 in the Official Gazette, establishing new maximum benchmark prices for the different segments of the butane commercialization chain to be bottled in 10, 12 and 15 kg bottles under the Household Program (Decree No. 470/2015 and former Energy Secretariat Resolution No. 49/2015), and modifying the benchmark prices established in former Energy Secretariat Resolution No. 70/2015. The new maximum benchmark prices for the Company are Ps. 2,568/TN for butane and Ps. 2,410/TN for propane. For fractionators such as YPF GAS S.A., the prices established by Resolution No. 56-E/2017 are Ps. 63.89 for 10 kg bottles, Ps. 76.67 for 12 kg bottles and Ps. 95.84 for 15 kg bottles.

On June 7, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 75/2017 in the Official Gazette, which modified the regulations applicable to the Household Program (former Energy Secretariat Resolution No. 49/2015) and provides that the adjustment of benchmark prices applicable to the different segments of the butane commercialization chain to be bottled in 10 and 12 kg bottles will not be implemented automatically in quarterly periods. Instead, those adjustments will be made at the discretion of the Secretariat of Hydrocarbon Resources in its capacity as enforcement authority of the Household Program. In addition, the resolution establishes that the adjustment of benchmark prices for LPG producers and fractionators on account of the Comprehensive Tariff Review established by the Household Program in its regulations will take place only after the prior analysis of cost variations and their incidence, and taking into account regional, distribution and logistical factors.

MINEM Resolution No. 287-E/2017, published on December 1, 2017, established new maximum benchmark prices and compensations for butane and propane producers effective from December 1, 2017, and introduced amendments to the Annex to the Regulation of the Bottle-to-Bottle Program approved by Resolution No. 49/2015, among which, it is prohibited to charge the distributors for any additional service whatever its denomination, if in doing so the maximum benchmark prices and the maximum allowed deviations are exceeded.

On March 28, 2018, Disposition No. 5/2018 of the Under-Secretariat of Hydrocarbon Resources was published, establishing new maximum reference prices for the commercialization of butane destined for sale of bottled LPG, in force as of April 1, 2018.

Hydrocarbon Resources Under-Secretariat Disposition No. 5/2018 published in the Official Gazette on March 28, 2018, established new maximum benchmark prices and compensations for butane and propane producers effective from April 1, 2018.

On January 28, 2019, the SGE Resolution No. 15/2019 was published, which updated the reference prices (at the producer plant) for the commercialization of butane and propane effective as of February 1, 2019 and fixed at $ 0 the financial compensation to producers from the same date.

On April 24, 2019, Disposition SSHC No. 29/2019 was published, which replaces section VI of the annex to Resolution No. 49/2015 of the former Ministry of Energy, referring to the methodology for determining contributions of butane and propane by the producing companies and the quotes assigned to the fractional companies.

On June 27, 2019, Disposition SSHC No. 104/2019 was published, setting forth the adjusted benchmark prices and compensations for butane and propane producers effective on July 1, 2019. In connection therewith, Disposition No. 80/2019 had established the new compensation values for domestic users of bottled butane included in the registry of subsidies beneficiaries.

Natural gas export administration and domestic supply priorities

In March 2004, the former Argentine Secretariat of Energy issued S.E. Resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

●	the suspension of all exports of surplus natural gas;

●	the suspension of automatic approvals of requests to export natural gas;

●	the suspension of all applications for new authorizations to export natural gas, filed or to be filed before the former Argentine Secretariat of Energy; and

●	the authorization to the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

In March 2004, the Undersecretariat of Fuels, pursuant to the authority given to it under S.E. Resolution No. 265/04, issued S.S.C. Regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, S.S.C. Regulation No. 27/04 established a limit on natural gas export authorizations, which, absent an express authorization by the Undersecretariat of Fuels, may not be executed for volumes exceeding exports registered during 2003.

In June 2004, the former Argentine Secretariat of Energy issued S.E. Resolution No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for the program created by S.S.C. Regulation No. 27/04). Under S.E. Resolution No. 659/04 (amended by S.E. Resolution No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

This program was further amended and supplemented by S.E. Resolution No. 752/05 issued by the former Argentine Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the former Argentine Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (“Permanent Additional Supply”), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, S.E. Resolution No. 659/04 and S.E. Resolution No. 752/05, the former Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to redirect natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions and have invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Financial Information—Legal Proceedings.”

S.E. Resolution No. 752/05 also establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the former Argentine Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the former Argentine Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above.

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price, net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Permanent Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. S.E. Resolution No. 1,886/06, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

By means of S.E. Resolution No. 1,329/06, later supplemented by S.S.C. Note No. 1,011/07, the former Argentine Secretariat of Energy required producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligated transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

Additionally, during the severe Argentine winter in 2007 and continuing thereafter, we and most gas producers, as well as the transportation companies in Argentina, received instructions from the government to decrease exports, except for certain volumes addressed to satisfy Chilean residential consumption and other specific consumption.

National Decree No. 893/2016, dated July 25, 2016, determined that MINEM would be empowered to regulate the award of export permits for the following purposes: i) to deliver assistance with natural gas emergency situations of foreign countries, and ii) to replace natural local transport restrictions by means of utilizing foreign transportation infrastructure to ease transportation of natural gas within the Argentine market and allow for an increase in local production.

On January 8, 2017, export duties on hydrocarbon exports established by Law No. 26,732 ceased to be enforceable. Thereafter, there will be no export duties on natural gas exports.

On January 13, 2017, MINEM published Resolution No. 8/2017 regulated National Decree No. 893/2016, establishing an especial procedure to grant natural gas export permits subject to import commitments. Solicitors for both types of permits will have to commit to import the volumes of natural gas exported and to indemnify the Argentine government for breaching such obligation, including the payment of 150% of the import costs incurred by the Argentine government to replace the outstanding natural gas. Permits would be extended for a maximum period of two years and are subject to possible termination in the event that public interest makes it convenient for local market supply in accordance with MINEM’s criteria.

On November 27, 2017, MINEM published Decree No. 962/2017 in the Official Gazette, which, among other aspects, modifies Article 3 of the Regulatory Decree of the gas law, establishing the following principles for export authorizations: 1) export authorizations will be issued by the MINEM once the applications have been evaluated; 2) the export agreements that imply the construction of new facilities and/or new connections to the gas pipelines, or the use of any of the existing systems, or other transportation alternatives, will be approved by the MINEM with the intervention of ENARGAS; 3) the authorizations issued by the MINEM may provide for the export of gas surplus to the amounts established therein, provided they are subject to interruption when there are internal supply problems.

In this case, it will not be necessary to obtain the approval of each surplus export transaction in the authorization, only to submit to ENARGAS, for informative purposes only, the respective contract evidencing the existence of a condition relating to the possibility of interruption should arise and the absence of compensation in case of such interruption. The modifications introduced by Decree No. 962/2017 do not modify the regime of temporary export permits subject to export commitments provided for in Decree No. 893/2016.

On August 22, 2018, the former Ministry of Energy and Mining issued Resolution No.104/2018, later modified by Resolution No. 9/2018 of the SGE, by which: i) it established a new procedure to obtain authorizations to export natural gas, ii) it abrogated Resolution No. 299/98 clarifying that any export permit awarded under such resolution would have to comply with the new procedure; iii) it abrogated former Energy and Mining Secretary Resolutions No. 131/2001, 265/2004, 883/2005 and former Ministry of Energy and Mining Resolution No. 8/2017; and iv) it delegates to the Hydrocarbon Resources Sub-Secretary the power to exercise the tasks described in the new procedure.

Resolution No. 104/2018 provided that in the case of export requests from a project included in MINEN Resolution No. 46-E/2017 (Unconventional Gas Production Stimulus Program), the quantities of gas would not be computed as part of and/or within the production included under the mentioned Program.

On September 4, 2018 Decree No. 793/2018 was published in the Official Gazette. See “—Exploration and Production.”

On November 14, 2018, in the Official Gazette was published the SGE Resolution No. 95/2018 by which it granted YPF a permit, under Resolution No. 104/2018, to export natural gas to Innergy Soluciones Energéticas S.A. on interruptible conditions for a volume of 1,500,000 cm/d during the summer season.

On December 14, 2018, in the Official Gazette was published the S G E Resolution No. 262/2018 by which it granted YPF a permit, under Resolution No. 104/2018, to export natural gas to Colbún S.A. on interruptible conditions for a volume of 1,500,000 cm/d during the summer season.

On December 21, 2018, in the Official Gazette was published the SGE Resolution No. 313/2018 by which it granted YPF a permit, under Resolution No. 104/2018, to export natural gas to Aprovisionadora Global De Energía Sociedad Anónima (AGESA) on interruptible conditions for a volume of 1,500,000 cm/d during the summer season.

On December 27, 2018, in the Official Gazette was published the SGE Resolution No. 339/2018 by which it granted YPF a permit, under Resolution No. 339/2018, to export natural gas to Enel Generación Chile Sociedad Anónima on interruptible conditions for a volume of 2,000,000 cm/d during the summer season.

On December 4, 2018, Law No. 27,467 relating to the National Budget for 2019 was published. Sections 81 and 82 thereof respectively establish i) that the PEN may fix export duties until December 31, 2020 which rate may not exceed 30% of the taxable value or the official FOB price, with a maximum limit of 12% for those goods that were not subject to export duties as of September 2, 2018 or that were taxed with a 0% rate as of that date, and ii) that Decree No. 793/18 continues in full force and effect.

On June 26, 2019, Resolution SGE No. 417/2019 was published in the Official Gazette, replacing the Procedure for the Authorization of Natural Gas Exports approved by Resolution No. 104/2018, which instructs the SSHC to regulate energy replacement mechanisms applicable to firm exports and to prepare an operating procedure in case the security of internal natural gas supply is at risk, and empowers the SSHC to grant export permits, by issuing the relevant certificate. The most relevant modifications are the following: (i) the classification of the export permits is modified, establishing the following: firm, interruptible, operational exchanges and assistance agreements; ii) the processing procedure is simplified since it has to be carried out digitally through the Distance Processing platform; and iii) it is foreseen that the amounts of natural gas resulting from projects included in the “Program to Stimulate Investments in the Development of Natural Gas Production from Non-Conventional Reserves” will be deducted from the total production of the respective project prior to the determination of the volumes calculated as part of the Included Production.

On August 21, 2019, SSHC Disposition No. 168/2019 was published in the Official Gazette, which approves the terms and conditions of the regime for the export of natural gas under firm conditions applicable to the period September 15, 2019 to May 15, 2020, determines a maximum volume of natural gas that can be exported under firm conditions to the Republic of Chile of 10,000,000 m3/d (divided into three export zones, Northwest, Center-West and South, with a maximum volume of 1.000,000, 6,500,000 and 2,500,000 m3/d respectively), establishes that applications shall be submitted until September 6, 2019 (as of the date of the prospectuses is not yet regulated) and provides that for the allocation of the volumes to be exported a performance index per applicant and per application will be developed, corresponding to each export zone, contemplating past production performance, past export performance, present performance and application term. It also contemplates that, in case of a future need for a higher use of imported natural gas, liquefied natural gas, coal, fuel oil and/or gas oil by the MEM, such cost being in charge of the National State, having the latter to assume it according to the substitution of energy established, the exporting companies shall borne the payment of a compensation to CAMMESA for the greater costs incurred by the National State, the amount of which will be determined by CAMMESA at the end of the application period. Pursuant to Resolution SGE 506/2019 published on August 30, 2019, in the Official Gazette, the minimum and maximum value, respectively, of the compensation to CAMMESA to be borne by authorized exporters was established at 0.1 and 0.2 U.S.$/MMBTU exported. Resolution SGE 506/2019, also established the mechanism by which at the end of the exporting period, CAMMESA will determine the exact compensation to be borne by each authorized exporting company.

On October 31, 2019, Disposition SSHC No. 284/2019 was published in the Official Gazette, which approves the Operating Procedure for Natural Gas Exports, effective until September 30, 2021, the purpose of which is to regulate any need to restrict natural gas exports that are operationally useful in the case of a shortage of supply in the Argentine domestic market.

On December 14, 2019 Decree No. 37/2019 was published in the Official Gazette by which the export tax was increased in most of the products, including hydrocarbons from 6,7% to 12% of the FOB value, abrogating Decree No.793/18 export tax’s cap. Afterwards on December 23, 2019, Law No. 27,541 of Solidarity and Productive Reactivation, within the Public Emergency framework, was published in the Official Gazette, by which a new export tax cap applicable to hydrocarbons and mining exports was determined in of 8% of the applicable value or FOB value. As of the date of the prospectuses, the government authorities have not issued regulations on this matter, and the General Directorate of Customs continues to determine export duties in accordance with the rates that were in force prior to the effectiveness of Law No. 27,541.

On December 5, 2019, Disposition SSHC No. 329 was published in the Official Gazette by which liquified natural gas was included among the list of products established by Resolution SRH No. 241/2017, requiring LNG exports to be previously registered before the Secretary of Energy. To obtain the export registry, the solicitant needs to demonstrate that the product was previously offered to the domestic market.

Likewise, LNG exports are subject to the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation within the Public Emergency Framework, which in its section 52 established the rates for hydrocarbon exports.

Liquefied petroleum gas

Law No. 26,020, enacted on March 9, 2005, sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

1.	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

2.	protects the trademarks of LPG bottlers;

●	creates a reference price system, pursuant to which the SGE shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

●	requires the SGE to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the CNDC, analyze the composition of the LPG market and its behavior, in order to establish limitations on market concentration in each phase, or limitations to the vertical integration throughout the chain of the LPG industry (such limitations apply to affiliates, subsidiaries and controlled companies);

●	grants open access to LPG storage facilities; and

●	creates a fiduciary fund to finance bottled LPG consumption for low-income communities in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible. The fiduciary fund is funded through the following mechanisms: (i) penalties established by Law No. 26,020, (ii) assignments from the General State Budget, (iii) funds from special credit programs that may be arranged with national or international institutions, and (iv) funds that may be assessed by the SGE on participants in the LPG industry.

The former Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Additionally, the former Argentine Secretariat of Energy approved the method for calculating the LPG export parity, to be updated monthly by the Undersecretariat of Fuels. In 2007, the former Argentine Secretariat of Energy increased the LPG volumes to be sold to bottlers at the reference prices set forth in the unconventional above-mentioned resolutions.

Disposition No. 168/04 of the Under-Secretariat of Fuels requires companies intending to export LPG to first obtain an authorization from the former Argentine Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into the Complementary Agreement which, among other objectives, seeks to stabilize the price of LPG in the domestic market. The Complementary Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Complementary Agreement requires LPG producers to supply LPG bottlers with a prescribed volume and accept the price per ton set forth in the Complementary Agreement. The Complementary Agreement was then extended in the following years until 2015 with certain modifications in quantities and prices to be provided every year.

On April 7, 2015, Resolution No. 73 of the former Argentine Secretariat of Energy terminated the fiduciary agreement to which YPF was a party as a natural gas producer, contributing with funds for the payment of compensation for LPG producers and bottlers. As a result, natural gas producers that were parties to the Complementary Agreement are no longer required to contribute funds. At the same time, a new program for the provision of bottled LPG at reference prices was established by Decree No. 470/2015 dated March 31, 2015. This decree established that LPG producers and bottlers provide LPG at reference prices in the domestic market, gradually increasing the volumes provided in 2014.

This new program for the provision of bottled LPG has been modified by different succeeding resolutions which modified the benchmark prices and the methodology for reference price future updates, among other changes. These resolutions are: Hydrocarbon Secretary Resolution No. 56-E/2017, No. 75/2017 and MINEM Resolution No. 287-E/2017. Further adjustments of benchmark prices and compensations have been made pursuant Dispositions No. 5 and No. 104 of the Hydrocarbon Resources Under-Secretariat dated March 2018 and June 2019, respectively.

Electricity

By means of Decree No. 134/2015, published in December 2015, the Argentine Executive Branch declared the National Electric System Emergency through December 31, 2017. This decree instructs the Minister of Energy to develop and propose measures and to ensure adequate power supplies.

The following regulations were issued by the Ministry of Energy and its Secretariat of Electric Power (“SEE”) as measures to the National Electric System Emergency among others: MINEM No. 6/2016; SEE No. 21/2016; No. 22/2016; SEE No. 19/2017 and SEE No. 256/2017.

Through Resolution No. 06/2016, published in January 2016, MINEM established new seasonal reference prices of power and energy for the MEM from February 1, 2016 to April 30, 2016. The resolution also establishes a stimulus plan, with reference prices for residential consumers that reduce their consumption over the same month in 2015, and a social tariff.

Though Resolution SEE No. 21/2016, dated February 2016, the Secretariat of Electric Power called for a public bid for the installation of new thermic power generation and associated electric energy production that may confirm availability for summer 2016/2017, winter 2017 and summer 2017/2018.

Through Resolution No. 41/2016, published in January 2016, which modified Resolution No. 6/2016, MINEM established new seasonal reference prices of power and energy in the MEM from May 1, 2016 to October 31, 2016. It also confirms the applicability of the stimulus plan and social tariff until October 31, 2016.

Through Resolution No. 20/2017, published in January 2017, MINEM established, among other things, new seasonal reference prices of power and energy in the MEM from February 1, 2017 to April 30, 2017.

National Decree No. 531/2016, dated March 31, 2016, regulates Law No. 27,191 (regarding the national incentive for the use of renewable sources to generate electricity) and, among other things, establishes that “big consumers” shall contract for or co-generate renewable energy to comply with the obligation to consume 8% of its electricity from renewable sources, by December 2017. If such requirement is not met, the “big consumers” will be punished with a fine equal to the variable cost of producing the unmet electricity by a thermos-electrical power plant with imported gasoil fuel.

Argentine Secretariat of Electric Power Resolution No. 22/2016, dated March 30, 2016, modified Resolution No. 482/2015, adjusting the remuneration components for power generators that adhered to Resolutions No. 95/2013, 529/2014 and 482/2015, retroactively to February 2016.

MINEM Resolution No. 41/2016, dated April 13, 2016, establishes new prices on the natural gas at TSEP for each basin which would then be acquired for electric generation purposes and therefore commercialized within the MEM or generally destined to satisfy the electricity distribution services.

SEE Resolution No. 420/2016, published on November 2016, called for projects which may contribute to the electric market cost reduction and the increase in the Argentine electric system reliance.

Through Resolution No. 19/2017, published in January 2017, MINEM, through its Secretariat of Electric Power established a new set of prices for installed electricity generation facilities for any new contracts regarding guaranteed energy offers. Prices have been dollarized and represent an increase with respect to those in force in 2016. Resolution No. 19/2017 also determined a stimulus mechanism towards operative efficiency.

Through Resolution No. 256/2017, published in April 2017, MINEM established, among other things, new seasonal reference prices of power and energy in the MEM from May 1, 2017 until October 31, 2017.

Through Resolution SEE No. 287/2017, dated May 2017, within the framework of Resolution No. 420/2016 the Electric Power Secretariat established a public bid for projects willing to sell electricity produced by co-generation or close cycle projects.

Through Resolution No.1091/2017, published in November 2017, MINEM established, among other things, new seasonal reference prices of power and energy in the MEM from November 1, 2017 to April 30, 2018. It also establishes the Social Tariff Subsidy and the Stimulus Plan discounts for the period running from December 1, 2017 through April 30, 2018.

Electricity Secretary Resolution No. 926-E/2017, dated October 17, 2017 authorized CAMMESA the signature of purchase power agreements for YPF Luz co-generation project in La Plata, Buenos Aires Province and YGEN Eléctrica S.R.L. close cycle project in El Bracho, Province of Tucumán, awarded in Resolution No. 287 public bid framework.

On November 7, 2018, SGE Resolution No. 70/2018 was published in the Official Gazette, amending Resolution No. 95/2013 of the former Ministry of Energy, which authorizes the Generating, Cogenerating and Self-Generating Agents of the MEM to contract the own fuel supply for the generation of electrical energy. In addition, the Resolution establishes that the costs of generation with own fuel will be valued in accordance with the mechanism of recognition of Variable Production Costs recognized by CAMMESA.

On December 30, 2019, Resolution No. 12/2019 of the Ministry of Productive Development was published in the Official Gazette, which through its article 1 repeals SGE Resolution No. 70/2018, re-establishing the validity of article

8 of Resolution No. 95/2013, as well as the validity of Article 4 of Resolution No. 529/2014; once again establishing the commercial management and dispatch of centralized fuels in CAMMESA with some exceptions, such as the provision of fuels for generators under Energy Plus or the contracts concluded within the framework of the call made by Resolution No. 287-E / 2017 of the former Secretariat of Electricity.

On March 1, 2019, Resolution No. 1/2019 of the Secretary of Renewable Resources and Electric Market which derogated Resolution No. 19/2017 of the former Secretary of Electric Energy, effective as of March 1, 2019, and among other aspects provided for new mechanisms for payment of guaranteed power availability and generation by Generators, Co-generators and Self-generators from MEM (excluding binational hydroelectric generators, nuclear generators and Generators, Co-generators and Self-generators from MEM whose generating units had been committed as part of agreements for purposes of supplying the MEM from such regime). The prices for power and generation during the six months in which electric demand is lower were approved by Resolution No. 1/2019 are approximately 20% lower in dollar terms than those set forth in Resolution No. 19/2017.

On February 27, 2020, Resolution No. 31/2020 of the Ministry of Energy was published in the Official Gazette, through which the National Government established new remuneration values for the sale of energy and power not subject to a sales contract. The previously mentioned remuneration values, previously nominated in U.S. dollars, are set in Argentine pesos and will be updated monthly based on the CPI and the WPI published by INDEC. This resolution is effective and applies to transactions carried out as of February 2020.

Argentine Environmental Regulations

The enactment of Articles 41 and 43 in the National Constitution, as amended in 1994, as well as new federal, provincial and municipal legislation, has strengthened the legal framework dealing with damage to the environment. Legislative and government agencies have become more vigilant in enforcing the laws and regulations regarding the environment, increasing sanctions for environmental violations.

Under the amended Articles 41 and 43 of the National Constitution, all Argentine inhabitants have both the right to an undamaged environment and a duty to protect it. The primary obligation of any person held liable for environmental damage is to rectify such damage according to and within the scope of applicable law. The federal government sets forth the minimum standards for the protection of the environment and the provinces and municipalities establish specific standards and implementing regulations.

Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish remedial obligations in certain circumstances.

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

●  National Constitution (Articles 41 and 43);

●  Law No. 25,675 on National Environmental Policy;

●  Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste;

●  Law No. 24,051 on Hazardous Waste;

●  Law No. 20,284 on Clean Air;

●  Law No. 25,688 on Environmental Management of Waters;

●  Law No. 25,670 on the Management and Elimination of Polychlorinated Biphenyls;

●  Criminal Code; and

●  the Argentine Civil and Commercial Code, which sets forth the general rules of tort law.

These laws address environmental issues, including limits on the discharge of waste associated with oil and gas operations, investigation and cleanup of hazardous substances, workplace safety and health, natural resource damage claims and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance.

In addition, we are subject to various other provincial and municipal regulations, including those relating to gas venting, oil spills and well abandonment, among other matters.

By Resolution No. 404/94, the former Argentine Secretariat of Energy amended Resolution No. 419/93, and created the Registry of Independent Professionals and Safety Auditing Companies (Registro de Profesionales Independientes y Empresas Auditoras de Seguridad), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractioning of LPG in containers or cylinders. The Resolution provides that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in the Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations was established regarding underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from the storage facilities.

On July 19, 2001, the Secretariat of Environmental Policy of the province of Buenos Aires issued Resolution No. 1,037/01 ordering us to clean up certain areas adjacent to the La Plata refinery. The resolution was appealed through an administrative procedure which has not yet been resolved. Nevertheless, we have commenced certain actions in order to identify potential technical solutions for the treatment of the historical contamination, while reserving that the remediation must be made by the parties responsible for the environmental damage. Under current law, the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to the Privatization Law.

During 2005, the former Argentine Secretariat of Energy, by means of Resolution No. 785/05, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks.

During 2019, the National Congress passed the Law No. 27,520, published in the Official Gazette on December 20, 2019, regarding Minimal Standards on Global Climate Change Adaptation and Mitigation which focus on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with Climate Change and explore and take advantage of new opportunities of climate events as well.

The description of the material Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. The summary is based upon Argentine regulations related to environmental issues as in effect on the date of the prospectuses, and such regulations are subject to change.

Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels, except in the case of a general increase in taxes.

Pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, the Official Gazette published Executive Decree No. 1,454/07, which significantly increased the amount of exploration and production surface fees expressed in pesos that are payable to the different jurisdictions where the hydrocarbon fields are located. Law No. 27,007 published in the Official Gazette on October 31, 2014 updated amounts that must be paid pursuant to Sections 57 and 58 of the Hydrocarbons Law. See “—Upstream.”

For concessions located in the province of Neuquén, Provincial Decree No. 2,302/2019 establishes new values for the surface fee applicable beginning in 2020.

In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits, or concessions accruing from activity as such holders, might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than us has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the Argentine Executive Branch provides that we are also subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed-value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax. Through Laws No. 26,028 and 26,181, new taxes on diesel and gasolines sales have been established.

See additionally Note 34 to the Audited Consolidated Financial Statements.

Reduction in tax rates for fuels

On December 30, 2014, Decree No. 2,579/2014 set forth a reduction in fuel taxes established by Laws No. 23,966 and 26,181 with respect to diesel and unleaded gasoline products. The reductions took effect on January 1, 2015.

On December 29, 2017, Law No. 27,430 introducing modifications to the fuel tax was published in the Official Gazette as follows (Laws No. 26,028 and 26,181 were repealed):

1.	A new tax was created (the so called “CO2 Tax”). This new tax essentially applies to Fuel Oil, coke and coal, as well as the same fuels taxed by Law 23,966.

2.	Starting in March 2018, the fuel tax and CO2 Tax will be calculated as a fixed amount per liter instead of as a percentage of the sales price.

Export taxes

Export duties on hydrocarbons were established in 2002 by Law No. 25,561 of Public Emergency, for a term of five years. The regime varied during in different periods until it ceased after the second extension expired on January 7, 2017.

However, on September 4, 2018, Decree No. 793/2018 has reinstated customs duties on the export of hydrocarbons. The export tax rate increased to 12% until December 31, 2020, with a threshold of Ps. 3 or Ps. 4 per dollar depending on the product.

Through Decree No. 37/2019 published on December 14, 2019 the aforementioned cap of Ps. 4 per dollar of the taxable value or the official FOB price for the right to export established by Decree No. 793/2018 was voided, being applicable the general rate of 12% to the export of hydrocarbons. However, article 52 of Law No. 27,541 provided that, for the export rights of hydrocarbons and mining, the aliquots may not exceed 8% of the taxable value or the official FOB price. This modification is pending regulation by the AFIP.

As of the date of the prospectuses, government authorities have not issued regulation on this matter, and the General Directorate of Customs continues to determine export duties in accordance with the rates that were in force prior to entry into validity of Law No. 27,541. See “Key Information—Risk Factors—Risks Relating to Argentina- The implementation of new export duties, other taxes and import regulations could adversely affect our results.”

Repatriation of Foreign Currency

Decree No. 893/2017, published on November 1, 2017, completely revoked the different types of requirements and restrictions which were imposed from time to time in Argentina, with respect to the repatriation of foreign currency proceeds derived from exports.

Particularly concerning the upstream oil industry, Executive Decree No. 1,589/89, had allowed us and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons we produce. Additionally, under Decree No. 1,589/89, we and other oil producers were entitled to keep up to 70% of foreign currency proceeds received from crude oil and gas export sales outside of Argentina, but were required, at that time, to repatriate the remaining 30% through the exchange markets of Argentina.

After that, Decree No. 1,722/2011 of October 26, 2011 had required all oil and gas companies (including YPF) to repatriate 100% of their foreign currency export receivables. Although such mandatory requirement imposed by Decree No. 1,722/2011 remained in force and effect until late 2017, its practical application had been substantially relaxed during 2016 and 2017, specially buy the Resolution No. 47-E/2017 (issued by the Argentine Secretariat of Commerce) which for the repatriation of foreign currency export receivables had significantly extended, from 30 calendar days as of December 2015, up to 10 years on December 2017.

However, as a result of Decree No. 893/2017 described in the first paragraph, complemented by the Argentine Central Bank’s Communication “A” 6244, during the validity term of such Decree, there were no requirements regarding mandatory repatriation of foreign currency export receivables.

Recently, by means of Decree No. 609, dated September 1, 2019 (the “Decree 609”), the Argentine Executive Branch established that, until December 31, 2019, the export value of goods and services must be repatriated to Argentina and converted to pesos in accordance with the conditions and terms set forth by the Central Bank. According to the provisions of Decree 609, the Central Bank by means of the FX Regime defined in which cases access to the foreign exchange market to purchase foreign currency and precious metals as well as transfers abroad will be subject to prior approval by the Central Bank, taking into consideration the different situation of individuals and legal entities. See “Additional Information—Exchange Regulations.”

On December 28, 2019, the Argentine Executive Branch, through Decree No. 91, amended Article 1 of Decree 609, which established that, until December 31, 2019, the value of export of goods and services must be repatriated to Argentina and converted to pesos in accordance with the conditions and terms set forth by the Central Bank. By means of this amendment, said obligation to repatriate and convert was extended for an indefinite period. Likewise, on December 30, 2019, the Central Bank by means of Communication “A” 6856 extended, as from December 31, 2019 and for an indefinite period, the effectiveness of FX Regime.

Currently and according to the FX Regime, only importers and exporters who meet the requirements set forth by the FX Regime can access to the foreign exchange market, individuals can buy U.S.$200 per month in all entities licensed to operate in foreign exchange transactions and the Central Bank may intervene the foreign exchange market by selling or buying U.S. dollars in the foreign exchange market. See “Additional Information - Exchange Regulations.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial data

For the tables that present our selected accounting and financial information for the years ended December 31, 2019, 2018 and 2017, see “Key information– Summary of selected financial data”.

Management´s analysis and explanations on the financial situation and results of operations

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included by reference in the prospectuses.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. See “Information on the Company—History and Development of YPF—Overview.”

Presentation of Financial Information

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements are fully compliant with IFRS. See Note 2.a to the Audited Consolidated Financial Statements for additional information.

Selected consolidated financial information in the prospectuses as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017 has been derived from our Audited Consolidated Financial Statements included by reference in the prospectuses were approved at the Board of Directors’ meeting and authorized to be issued on March 5, 2020 and include subsequent events to that date.

Finally, certain oil and gas disclosures are included in the prospectuses under the heading “Changes in our estimated proved reserves”.

Segment Reporting

In connection with our segment reporting, see Note 5 to our Audited Consolidated Financial Statements and “Information on the Company—Business Organization.”

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Statement of Comprehensive Income

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of pesos)
Revenues	678,595	435,820	252,813
Costs	(575,608)	(359,570)	(211,812)
Gross profit	102,987	76,250	41,001
Administrative expenses	(24,701)	(13,922)	(8,736)
Selling expenses	(49,898)	(27,927)	(17,954)
Exploration expenses	(6,841)	(5,466)	(2,456)
(Impairment) / Recovery of property, plant and equipment	(41,429)	2,900	5,032
Other net operating results	(1,130)	11,945	(814)
Operating (loss) / profit	(21,012)	43,780	16,073
Income from equity interests in associates and joint ventures	7,968	4,839	1,428
Net financial results	6,034	41,525	(8,798)
Net (loss) / profit before income tax	(7,010)	90,144	8,703
Income tax	(26,369)	(51,538)	3,969
Net (loss) / profit for the year	(33,379)	38,606	12,672
Total other comprehensive income for the year	221,367	172,600	21,917
Total comprehensive income for the year	187,988	211,206	34,589

Factors Affecting Our Operations

Our operations are affected by a number of factors, including, but not limited to:

●	the volume of crude oil, oil byproducts and natural gas we produce and sell;

●	regulation of domestic pricing;

●	our pricing policy regarding the sale of fuel;

●	export administration by the Argentine government and domestic supply requirements;

●	international and domestic prices of crude oil and oil products;

●	our capital expenditures and financing availability;

●	decisions of our partners in connection investments and production in areas we jointly operate and decide;

●	high levels of inflation;

●	abrupt changes in currency values;

●	cost increases;

●	domestic market demand for hydrocarbon products;

●	operational risks, labor strikes and other forms of public protest in Argentina;

●	taxes, including export taxes;

●	regulation of capital flows;

●	the Argentine peso/U.S. dollar exchange rate;

●	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

●	dependence on the infrastructure and logistics network used to deliver our products;

●	laws and regulations affecting our operations, such us import regulations;

●	interest rates; and

●	a pandemic disease, such as COVID-19.

During 2019 we had an operating loss of Ps. 21,012 million, compared to an operating profit of Ps. 43,780 million in 2018. This loss was attributable to the factors explained in “Principal Income Statement Line Items-Operating profit (loss).”

Our business is inherently volatile due to the influence of external factors, such as those listed above. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods. In this context, we are taking a step further in our strategy of financial discipline, in order to have a positive free cash flow and trying to avoid any debt increases. Our annual plan approved on December 2019 estimates that we expected to see crude oil production growth in 2020 by approximately 2% despite the capital restriction. Natural gas production was estimated to decline again based on our perception of stagnant demand and low-price environment and not based in lack of opportunities. In addition, our approved annual plan estimates a decrease in our capital expenditures during 2020 compared to 2019, in an amount of approximately U.S.$2.8 billion, mainly focused in our Upstream operations. Notwithstanding the foregoing, the outcome of the sovereign debt restructuring, which as of the date of the prospectuses does not present significant advances, the current COVID-19 outbreak and oil price environment, among others, will be key issues in determining the length and depth of the Argentine economic crisis. We are currently analyzing the measures necessary to afford these new conditions. Consequently, our strategy, our result of operations, production, sales, margins, capital expenditures, cash flow from operations and financial activities and, in general, our business, could be negatively affected compared with the plan originally approved and previously mentioned. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

In addition to the issues previously mentioned, there can be no assurance that our production, costs, prices, volumes of sales or our estimates of future cash flows from operations, among other items, could not be affected by other factors beyond our control and, as such, differ from our estimates. See “Key Information—Risk Factors.”

Macroeconomic conditions

Overview

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us.

The Argentine economy has experienced significant volatility in past decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency devalued repeatedly, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease between 1999 and 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent devaluation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies, favorable raw material prices from 2003 through the first half of 2008 and the implementation of new macroeconomic policies paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s real GDP growth rate decelerated in 2009 to 0.9% but recovered in 2010 and 2011 growing by approximately 9% each year.

After the growth in 2010 and 2011, several factors led to a decrease in growth of the Argentine economy from 2012 to 2018, including several years with negative GDP compared to the previous year. As of the date of the prospectuses, the provisional figures of the GDP of Argentina for 2016, the provisional figures for 2017 and the preliminary figures for 2018 published by INDEC, were 1.8% negative, 2.7% positive and 2.5% negative, respectively. Regarding 2019, according to the latest data published in the Activity Level Progress Report prepared by the National Institute of Statistics and Censuses of the Argentine Republic (INDEC), the preliminary showed a negative annual variation of the economic activity in the GDP of 2.2%.

Argentina has confronted and continues to experience inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively, and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the Argentine government established a new consumer price index known as the IPCNU, based on the belief of certain private analysts that the figures published by INDEC were lower than the actual ones, that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU increased 23.9% in 2014. For 2015, INDEC published an alternative CPI that showed an increase of 26.9%. In 2016, the alternative CPI, from January to April, increased 4.1%, 4.0%, 3.3% and 6.5%, respectively, and from May to December, a new CPI was published that showed increases of 4,2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1,6% and 1.2% respectively. In 2017, the published CPI amounted 24.8% and in 2018 47,6%.

During 2019, the price increase reflected by the consumer price index (CPI) elaborated by INDEC, which is representative of the total number of households in the country, was 53.8%, while the wholesale internal price index (WPI), elaborated by the same agency, had an increase of 58.5% during 2019. In January and February of 2020, the CPI increased by 2.3% and 2.0%, respectively, while the WPI increased by 1.5% and 1.1%, respectively.

During 2017, the main national indicators showed favorable variations compared to the previous year, such as the reduction of the inflation rate, the stability of the exchange rate and the growth of GDP. However, during 2018, the variation of macroeconomic variables, as explained below, resulted in a negative impact on the level of economic activity, mainly in the second half of the year. Consequently, the National Government effective at that time decided to act, almost exclusively, in terms of contractionary monetary policy, reducing the amount of money supply, and raising interest rates, which had negative consequences on goods consumption and the economy in general. Additionally, the IMF approved a three-year stand-by agreement for Argentina for an amount over U.S. $ 50 billion. Between 2018 and 2019, all funds disbursed by the IMF amounted to approximately US $ 44.1 billion. As of the date of issuance of this report, the Government has initiated negotiations with said agency in order to renegotiate the maturities of the agreement, originally planned for the years 2021, 2022 and 2023. We cannot assure the impact of such decision or the result of the aforementioned renegotiation in the Argentine economy and/or in our economic and financial conditions, and in our results of operations. For more information, see the section “Risk Factors—Risks Relating to Argentina—The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF,” “Risk Factors—Risks Relating to Our Business—Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing or obtain them on acceptable terms.” For information regarding our debt and maturity see “Operating and Financial Review and Prospects—Interest rate exposure” and Note 20 to the Audited Consolidated Financial Statements.

During 2019, Argentina’s provisional trade balance was a surplus of approximately U.S.$ 15.9 billion as of result of the reduction of imports, according to preliminary estimates from INDEC, with total exports of approximately U.S.$

65.1 billion during 2019, representing a 5.7% increase compared to the same period in 2018. Total imports were approximately U.S.$ 49.1 billion, representing a decrease of 24.9% compared to the same period in 2018.

Regarding foreign exchange matters, the peso / dollar average exchange rate, amounted to 59.79 pesos per dollar at the end of 2019, having increased approximately 59% from its value of 37.60 pesos per dollar at the end of 2018. The average price for the year 2019 was 71.7% higher than the average registered during the year 2018.

Regarding monetary policy, the Central Bank of the Argentine Republic (“BCRA”) based its policy on the control of the growth of some monetary aggregates, leaving the former policy based on inflation targets behind. Additionally, it established intervention and non-intervention exchange rate zones, where the exchange rate fluctuated freely within these limits. These areas were updated on April 16, 2019 for the last time. During 2019, the interest rate of the LELIQ (Liquidity Letters issued by the BCRA) fluctuated between 45% in February and maximums of 86% in September, closing at December 30, 2019 at 55%.

During the first quarter of 2020, the BCRA continued with the gradual lowering of the lower limit of the LELIQ interest rate, reaching a minimum of 38% as of the date of the prospectuses, considering that high interest rates proved ineffective in generating sustainable lowering of the inflation rate in time, and led to the recessive process of the last two years.

Since August 2019, the perception of the risk associated with Argentine assets increased, from the perception of the sovereign’s excess indebtedness, deteriorating the ability of the public sector to renew short-term debt maturities. This caused a sharp fall in the price of all Argentine assets (public and private securities, stocks and others), a depreciation of the exchange rate, a drop in dollar deposits and consequently of the external reserves of the BCRA. Likewise, the downward trend that inflation was showing in the months prior to the primary elections was interrupted.

As a consequence, the former National Government issued new measures that consisted of (i) the granting of bonds for public and private workers; (ii) the freezing, until November 2019, of the price of electricity and gas tariffs; (iii) the suspension of the increase in inflation of the UVA loan installments, until December 2019; (iv) the increase of the non-taxable minimum income tax; (v) the call to the Council of the Minimum Vital and Mobile Salary; (v) the elimination of value added tax (VAT) for some goods of basic necessity, until December 2019.

On August 29, 2019, Decree No. 596/19 (the “Decree 596”) was published in the Official Gazette, through which the payment obligations corresponding to the short-term national public debt securities were postponed (Letes, Lecap, Lecer and Lelink) for institutional holders, that is, it did not reach the human persons who were holders of said titles, and established that intervention would be given to the National Congress in order to promote the modification voluntary of the profile of the maturities of the financial commitments of the representative titles of national public debt of medium and long term, constituting an unprecedented case of a sovereign default in the national currency. Decree 596 provided that in the event that the holders of said titles are institutional holders, the payment thereof, although it would be made without a cut in capital or interest, will be made as follows: (i) 15 % at maturity, (ii) 25% 90 days after expiration; and (iii) the remaining 60% six months after expiration.

On September 1, 2019, the Executive Branch issued Decree No. 609 in order to maintain exchange stability and protect reserves before the high amount of uncertainty for more information see “Additional information - Exchange rates and exchange regulations”.

First measures of the elected government

On October 27, 2019, the presidential and legislative elections were held, which determined the election of Dr. Alberto Fernández as President of Argentina. On October 28, 2019, after the results of the elections were known, the Board of Directors of the BCRA decided to take a series of measures with the objective of suppressing the fall in dollar deposits and international reserves of the Central Bank. On that date, the BCRA Communication “A” 6815 that modifies Communication “A” 6770 and reinforces exchange controls was published in the Official Gazette, highlighting the restriction on the creation of external assets for resident Human Persons when the equivalent of U.S.$ 200 is exceeded on a monthly basis.

On December 10, 2019, a new administration took office and has since been facing singular challenges in macroeconomic matters, such as those relating to the attempt to reduce the inflation rate, reach commercial and fiscal surplus, increase the country’s foreign currency reserves, preserve the value of the peso, improve the competitiveness of the Argentine industry sector, ensure financial stability and the outbreak of COVID-19, among others, in addition to a large unregistered debt of the Treasury and Provincial Treasures. It is difficult to predict the impact that the measures which the new government adopted or will adopt (including any measures related to the energy sector). This uncertainty could additionally lead to further volatility of Argentine stock market prices including, in particular, companies in the energy sector, like ours, given the degree of state regulation and intervention in this industry. Additionally, we cannot guarantee that the current policies and programs that apply to the oil and gas sector will continue in the future.

On December 13, 2019, the Decree of Necessity and Urgency No. 34/2019 was published in the Official Gazette, which declares a public emergency in occupational matters for a term of 180 days, establishing that in the event of dismissal without just cause during the aforementioned period, the affected worker will have the right to receive double compensation in accordance with current legislation.

On December 20, 2019, the Decree of Necessity and Urgency No. 49/2019 was published in the Official Gazette, which extended the maturity dates of the short-term national bonds denominated in U.S. dollars until August 31, 2020, only valid for legal persons that have acquired these titles before July 31, 2019.

Law No. 27,541, denominated “Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency” was published in the Official Gazette on December 23, 2019. Pursuant to such law the Argentine government declared a public emergency in terms of economic, financial, fiscal, administrative, pensions, tariffs, energy, health and social matters. Additionally, it also provided for the creation of a five year tax denominated “Tax for an Inclusive and Solidary Argentina (PAIS)”, which corresponds to a 30% surplus charge on the purchase of foreign currency (which also applies to the monthly amounts which can be purchased pursuant to Communication “A” 6815 of the BCRA) regardless of the use of such currency, such as savings, the payment of offshore services, or international travel and transportation. Those measures were taken in order to create the conditions to ensure fiscal and public debt sustainability, promote productive recovery and strengthen the social redistributive nature (see “Additional Information—Exchange Regulations” and “Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine Government – Public Emergency”). Regarding the national public debt, and in accordance with the BCRA Monetary Policy Report for the month of February 2020, the National Government is committed to restoring the sustainability of the public debt and for that reason the so-called “Law of Restoration of the Sustainability of External Public Debt”, dated February 5, 2020, was approved by the Argentine Congress, authorizing the Executive branch to carry out the liability management transactions, debt exchanges and general restructurings of Argentine sovereign debt securities subject to foreign law, in order to modify their interest and principal amortization schedules. This law also authorized the Ministry of Economy to issue new public securities for purposes of such reprofiling. We cannot assure whether the Argentine government will succeed in its negotiations with both the IMF and private holders of public debt, all of which could affect its ability to implement reforms and public policies in order to boost economic growth, nor the impact of the result this renegotiation will have on Argentina’s ability to access to the international capital markets (including our ability to access such market), on the Argentine economy, or on our economic and financial condition, or our ability to extend our debt or other conditions that could affect our results of operations or businesses. For more information, see the section “Risk Factors—Risks Relating to Argentina—The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF.”

On February 11, 2020, Decree No. 141/2020 that postponed payment of the amortization of the “Argentine Dual Currency Bonds” through September 30, 2020 was published in the Official Gazette. However, this decree does not affect individuals who, as of December 20, 2019, held such securities in a principal amount of less than U.S.$ 20,000.

Hydrocarbon market

In terms of specific variables of the Petroleum activity, in 2016, a new reduction of approximately 10% in the domestic crude oil price per barrel compared to the price in effect on December 31, 2015 was agreed upon. This change stemmed from negotiations between producers, refiners and MINEM, whereby it was agreed to reduce the domestic price of Medanito crude and Escalante crude since January 2016 until July 2016 to U.S.$ 67.50 and U.S.$ 54.90 per barrel, respectively. In addition, in August 2016 a new agreement between producers, refiners and MINEM provided for a new gradual reduction in the domestic crude oil price per barrel by 2% per month in August, September and October for a 6% aggregate drop before November 2016.

In 2017, continuing the gradual reduction of crude oil prices in the market, an agreement among producers (the “Transitional Agreement”), refiners and MINEM was reached to attain price parity with international markets during the course of 2017 and sustain domestic production and labor sources. This agreement established decreasing prices for domestic crude oil during 2017, with the aim of reaching the price of Brent crude in the international market as of the effective date of the agreement. As a starting point, a reference price of U.S.$ 59.40 and U.S.$ 48.30 was set for Medanito and Escalante crude, respectively, for January 2017, with a gradual reduction to U.S.$ 55.00 and U.S.$ 47.00, respectively, in July 2017 and maintaining those prices until December 2017, provided that the price of Brent crude oil and the exchange rate of the Argentine peso to the U.S. dollar remains within certain parameters. It was also agreed that imports of crude oil and petroleum products as a complement to domestic production of these hydrocarbons will be subject to the shortage of both products in the domestic market, for which MINEM will promote the creation of a registry of imports of crude oil and derivatives to ensure the full utilization of domestic production within the constraints of production and processing of each producer and/or refiner.

The Transitional Agreement provided that if, at any time, the international average price of a barrel of Brent crude oil exceeded the reference value for local crude oil of Medanito type by less than one U.S. dollar per barrel for a period greater than 10 consecutive days, the commitments assumed by the parties to the agreement would be suspended, effective as of the immediately succeeding calendar month.

Additionally, the Transitional Agreement establishes mechanisms to adjust fuel prices, on a quarterly basis, in the domestic market in 2017 to reflect the impact of changes in crude oil prices, biofuels and changes to the exchange rate, in accordance with the formula established in the agreement. In the past, domestic fuel prices had been adjusted but not in line with international market prices for petroleum products mainly due to the market conditions affecting the Argentine market.

On September 26, 2017, MINEM informed that the conditions for the suspension of the Transitional Agreement had been achieved on September 13, 2017, and consequently the terms of the Transitional Agreement (other than the requirements relating to the import of crude oil and derivatives) were suspended, effective as of October 1, 2017. During November and December of 2017, the average price of the Brent crude oil continued to run higher than the reference value for local crude oil of Medanito. Consequently, the Transitional Agreement remained suspended and finally, as of December 31, 2017, the Transitional Agreement was officially discontinued.

Our pricing policy for fuels contemplates several factors such as international crude oil prices and, refining spreads, processing and distribution costs, biofuel prices, exchange rate, local demand and supply, competition, inventories, withholding tax on exports, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially maintaining a constant relation between our internal prices and those of international markets, we cannot assure you that other factors that are also considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations that affect the ability of the market to face abrupt changes in the prices of our products), will not have an adverse impact on our ability to do so in the short term. For more information, see the sections “Risk Factors—Risks Relating to Argentina—Our businesses depend heavily on the economic conditions of Argentina” and “Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

Despite the price fixing mechanisms described above, due to the abrupt variation in the exchange rate and the consequent difficulties to pass-through the corresponding variation to domestic prices, in addition to the increase in international prices of oil, during the second quarter of 2018, the MINEM and the refining companies entered into a price stability agreement with a compensatory account, whereby refining companies undertook not to make changes in the prices of their products -net of fuel taxes- in force as of the date of the agreement, during the months of May and June. Moreover, at the beginning of June 2018, a supplemental agreement was entered into, which established a Brent referent price for oil purchase transactions between refining and producing companies, and an increase in the final prices of fuel and gasoil as of June 2, 2018, which included the variation of tax on liquid fuels, carbon dioxide tax and the prices of biofuels in force at that date.

However, in view of the volatility and significant change in the variables which gave rise to the price stability agreements, YPF informed the former MINEM of its decision to implement, as of 1 July, 2018, the commercial policies applicable to the changes in the applicable variables, both for the determination of its products’ sale prices and for the purchase of crude oil, in a manner consistent with the evolution of the business environment in general and that of customers in particular, in accordance with the regulatory framework and applicable regulations. Consequently, the aforementioned agreements ceased to be in force for YPF as of June 30, 2018, the Company having nevertheless presented to the competent authorities the amounts resulting from the compensatory account, which represent contingent rights.

On December 6, 2018, YPF requested the SGE to set the guidelines for the implementation of the mechanism for the recovery of costs not transferred to fuel prices for the period covered by the Agreement, without having received a response as of the date of the prospectuses.

On August 15, 2019, the National Executive Branch passed Decree No. 566/2019, which was later amended by Decree No. 601/2019 issued on August 30, 2019, and subsequently by SGE Resolution No. 557/2019 dated September 18, 2019, which established that: (i) until November 13, 2019 deliveries of crude oil made in the domestic market must be billed and paid at the price agreed between producers and refiners as of August 9, 2019, applying for this purpose an exchange rate of $49.30/U.S.$, equal to a 5.58% increase over the current reference price and a Brent reference price of U.S.$ 59/bbl; and (ii) until the same date, the maximum price of all kinds of gasoline and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations may be increased by up to 4% compared to the prices in effect as of August 9, 2019.

Also, on November 1, 2019 SGE Resolution No. 688/2019 was published in the Official Gazette, modifying Decree No. 601/2019 and SGE Resolution No. 557/2019, and establishing that: (i) during the effective term of Decree No. 601/2019, crude oil deliveries made in the domestic market must be billed and paid at the price agreed between producing and refining companies as of August 9, 2019, applying a reference exchange rate of $51.77/U.S.$, equal to a 5% increase over the reference price established in SGE Resolution No. 557/2019, and a Brent reference price of U.S.$ 59/bbl; and (ii) from November 1, 2019 and during the effective term of Decree No. 601/2019, the prices of all kinds of gasolines and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations may be increased by up to 5% compared to the prices in effect as of September 20, 2019.

After the price-freezing period ended, on November 14 and December 1, 2019, fuels increased on average 5% and 6%, respectively, the latter including a slight update of the fuel tax. As a result, our domestic prices did not reach international parity prices after the price-freezing period and before the recent substantial drop in the Brent price. Regarding this matter, the international price of a barrel of Brent fluctuated from 51.3 U.S.$/bbl on March 5, 2020 to 35.3 U.S.$/bbl on March 9, 2020 due to the rejection by Moscow of the proposal for new cuts, based on the increase in Arab production, to meet the challenges posed by the coronavirus (see “Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”). As a result, the different players in the oil and gas industry are currently proposing that local crude oil prices stay above a certain level, regardless of international prices, with the objective of protecting the local E&P industry. As mentioned before, despite our expectation of substantially maintaining a constant relation between our internal prices and those of international markets, we cannot assure you that other factors that are also considered in our pricing policy as mentioned above will not have an adverse impact on our ability to do so in the short term. For more information, see the section “Risk Factors—Risks Relating to Our Business –We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” of the prospectuses.

During 2019 and 2018, the average annual prices of a barrel of Brent crude oil were U.S.$ 64.4 and U.S.$ 71.1, respectively, which represents a decrease of 9.4%. This variation was influenced by the production cuts of OPEC member countries and within the framework of international tensions that occurred in 2018, causing the price of a barrel of Brent crude oil to reach a maximum of approximately U.S.$ 86 at the beginning of October. 2018. As for the local crude Medanito and Escalante, the average prices per barrel of crude oil were U.S.$ 53.0 and U.S.$ 54.9, respectively for the year 2019 and, U.S.$ 65.4 and U.S.$ 63.3, respectively for 2018. These prices were affected as of September 2018 by the export withholding regime established by Decree No. 793/2018, subsequently modified by Decree No. 37/2019, as well as by the freezing of domestic crude prices for 2019 mentioned below.

In relation to the natural gas market, since 2013 incentives were established to increase the total injection of natural gas. In particular in 2018 and 2019, an excess of supply was observed, from the greater production in unconventional fields, compared to domestic demand at certain times of the year. This was an atypical situation, compared to previous years, and it impacted on natural gas production by causing the temporary closure of production in some locations, as well as from the reinjection of the hydrocarbon. This situation caused a reduction in the sale price of natural gas in the domestic market. For information related to the natural gas market, see “Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas.”

COVID-19 outbreak

The coronavirus pandemic (COVID-19) is spreading rapidly, with tragic consequences for many people across many geographies. Global efforts to stop the virus are also having significant economic consequences. The financial markets are reflecting the disruption and our sector is particularly hard hit, not just by a virus-related shock to demand but by a supply-side shock as well in the world. In addition, the spread of coronavirus coupled with actions from OPEC+ has caused a significant drop in the oil price. See “—Hydrocarbon market.” The scale and duration of these developments remain uncertain. As of the date of the prospectuses, it is difficult to estimate the negative impact this pandemic will have in the world economy and financial markets, in the Argentinean economy, and consequently in our financial condition and/or results of operations. We expect demand for our products will be affected by the new macroeconomic conditions because of the pandemic, and the measures which the Argentine Government adopted and may adopt in the future to protect the general population and fight the disease will likely also adversely affect demand for our products and services. So far, these measures include price controls, the prohibition of dismissals without just cause and for reasons of lack or reduction of work and force majeure for a period of 60 days, general restriction on displacement during certain periods in Argentina, screening at airports and other transport hubs, general travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sporting events, restrictions to the operation of museums and tourist attractions and extension of holidays , among many others, all of which will likely adversely affect demand for diesel and gasoline. Additionally, due to the Argentine Government’s orders to virtually close Argentine borders and the steep decline in demand for flights, demand for jet fuel has also been (and will likely continue to be) subject to a significant decrease. This reduction in demand for our products could lead us to reduce the processing levels of crude oil in our refineries, thus affecting our operating margins. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. For more information see “Operating and Financial Review and Prospects—Factors Affecting Our Operations” and “Key Information—Risk Factors—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.”

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year Ended December 31,
	2019	2018	2017
Crude Oil in Argentina
Production (mmbbl)	185.64	178.58	167.02
Exports (mmbbl)	22.44	21.07	9.91
Imports (mmbbl)	—	2.80	7.90
Diesel Fuel in Argentina
Sales (mcm) (1)	13,928.76	13,992.85	14,192.94
Production (mcm)	11,599.83	11,538.86	11,858.23
Exports (mcm)	0.08	31.57	4.86
Imports (mcm)	2,101.28	2,170.14	2,131.90
Gasoline in Argentina
Sales (mcm)(1)	9,353.66	9,517.56	9,465.37
Production (mcm)	8,757.54	8,885.47	8,763.76
Exports (mcm)	—	—	—
Imports (mcm)	520.92	617.72	415.67

(1)	Includes domestic market sales.

Source: SE

Policy and regulatory developments in Argentina, including the Expropriation Law

The Argentine oil and gas industry has been subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that do not keep pace with those prevailing in international markets (which usually resulted in lower local prices compared to prevailing international market prices before the recent decrease in international oil prices); (ii) export and import regulations; (iii) exchange controls; (iv) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; (v) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported; (vi) increasingly higher investment and costs expenditure requirements in order to satisfy domestic demand and (vii) increasingly higher taxes. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” As discussed in “Key Information—Risk Factors” and elsewhere in the prospectuses, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Notwithstanding the foregoing, after the termination of the 2017 Transitional Agreement, according to Argentina’s Ministry of Energy and Mining, the hydrocarbons market in Argentina had become a liberalized market. Despite our expectation of substantially maintaining a constant relation between our internal prices and those of international markets, we cannot assure you that other factors (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations that affect the ability of the market to face abrupt changes in the prices of our products) that are also considered in our pricing policy as mentioned above, will not have an adverse impact on our ability to do so, in the short term. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” and see “Key Information—Risk Factors—Risks Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations” and “Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

For information regarding policy and regulatory developments relating to the oil and gas industry in Argentina see “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government.”

Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Key Information—Risk Factors— Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.”

Export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2019	2018	2017
	(units sold)
Product
Natural gas (mmcm)	498	3	-
Gasoline and diesel (mcm)	256	200	213
Fuel oil (mtn) (1)	243	228	282
Petrochemicals (mtn)	301	410	206

(1)	Includes bunker oil sales of 243 mtn, 228 mtn and 282 mtn in 2019, 2018 and 2017, respectively.

Exports accounted for 13.0%, 10.3% and 8.7% of our consolidated revenues in 2019, 2018 and 2017, respectively. Export duties are accounted for as tax expenses in our Audited Consolidated Financial Statements.

The Argentine government currently requires companies intending to export crude oil and diesel to obtain prior authorization from the Secretary of Energy by demonstrating that local demand for those products has been satisfied. The same criteria is applied to exports of LPG upon Law 26,020, dated 2005.

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government until recent years, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, since 2018 the Argentine natural gas market has been affected by the oversupply during the off-peak period (during the summer season) and also by bidding processes promoted by CAMESSA, which generated a strong competition in the power generation plants demand which consequently affected prices on the rest of the demand segments, generating a lower quantity of firm commitments and/or contracts for shorter terms at lower prices.

Consequently, natural gas prices purchased by segments as natural gas traders and industries (the last ones under private bidding processes) decreased due to a strong competition for demand not only in summer season but also during higher consume months, in accordance with a context of short term oversupply, economic recession and macroeconomic uncertainty (see “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas—Tariffs.”). Based on the detailed, we could be subject to fluctuations in non-winter season in our sales volumes and consequently our level of natural gas production could be negatively affected and resulted market prices could be lower than expected. See “Key Information—Risk Factors— Risks Relating to Our Business—Oil and gas activities are subject to significant economic, environmental, operational risks and seasonal fluctuation.”

Critical Accounting Policies

Our accounting policies are described in Note 2.a and b. to the Audited Consolidated Financial Statements. IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities in our financial statements. Actual results could differ from those estimates. We consider the following policies or matters to be most critical in understanding the judgments that are involved in preparing our Audited Consolidated Financial Statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

●	Functional and reporting currency. See Note 2.b.1 to the Audited Consolidated Financial Statements.

●	Impairment of long-lived assets. See Notes 2.b.8 and 2.b.9 to the Audited Consolidated Financial Statements. Furthermore, for additional information regarding assumptions used for our impairment calculation as of December 31, 2019, see Note 2.c to the Audited Consolidated Financial Statements.

●	Impairment of financial assets. See Notes 2.b.2 and 2.b.18) to the Audited Consolidated Financial Statements.

●	Depreciation of oil and gas producing properties. See Note 2.b.6 to the Audited Consolidated Financial Statements.

●	Asset retirement obligations. See Notes 2.b.6 and 15.b to the Audited Consolidated Financial Statements.

●	Consolidation decisions and classification of joint arrangements. See Notes 2.a), 2.b.5), 3 and 10 to the Audited Consolidated Financial Statements.

●	Environmental liabilities, litigation and other contingencies. See Notes 2.c, 15, 31 and 32.b to the Audited Consolidated Financial Statements.

●	Leases. See Notes 2.b.12 and 2.b.26 to the Audited Consolidated Financial Statements.

●	Income tax and deferred tax. See Notes 2. b.15 and 16 to the Audited Consolidated Financial Statements.

In connection with the disclosure of the impact that recently issued accounting standards will have on financial statements in future periods, see Note 2.b.26 to the Audited Consolidated Financial Statements as of December 31, 2019.

In addition, for information regarding our estimates of oil and gas reserves, see “Information on the Company—Upstream—Oil and Gas reserves.”

During the third quarter of 2019, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of Ps. 40,561 million (Ps. 30,421 million net of income tax effect), generated among others by the fall in natural gas prices (and liquids) due to the situation that the market is going through both globally and, by specific dynamics, at the local level. The aforementioned affects the investments and activity, generating the impairment of the related assets by the charge recorded. As discussed in Note 2.c to the Audited Consolidated Financial Statements as of December 31, 2019, the recoverable amount of property, plant and equipment and intangible assets analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. See Note 2.c – “Provision for impairment of property, plant and equipment and intangible assets” to the Audited Consolidated Financial Statements. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed ceiling test calculation. These factors include, but are not limited to, future prices, operating costs, foreign exchange rates, capital expenditures timing, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, and tax attributes. According to the foregoing, and in connection with the estimation of impairment of long-lived assets as of December 31, 2019, if our future crude oil and natural gas prices were reduced by U.S.$ 5/bbl and U.S.$ 0.50/mmBtu, respectively, for all years of the future discounted cashflows, and assuming all other factors remain constant, our provision for impairment of long-lived assets comprising the upstream CGUs would increase by approximately U.S.$ 1.8 billion before income tax effects.

Consequently, as noted above, actual cash flows may be materially affected by other factors. There are numerous uncertainties inherent in the present value estimate of future cash flow, so this hypothetical calculation should not be construed as indicative of our development plans or future results. For more information on recent declines in the international Brent crude oil prices, domestic crude oil prices and domestic gasoline prices, see “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” For information regarding our domestic oil prices and reserves sensitivity analysis, see “Key Information—Risk Factors—Risks Relating to Argentina—Our oil and natural gas reserves are estimates.”

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Revenues

Revenues include primarily our consolidated sales of crude oil and natural gas and refined fuel and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Customs duties on exports are accounted as selling expenses in our consolidated results of operations. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted from revenues. See “Information on the Company—Upstream—Oil and gas production, production prices and production costs” and Note 23 to the Audited Consolidated Financial Statements.

Costs

The following table presents (in millions of pesos), for each of the years indicated, a breakdown of our consolidated cost by category:

	For the year ended December 31,
	2019	2018
Inventories at beginning of year	53,324	27,149
Purchases	190,601	124,279
Production costs	378,281	234,340
Translation effect	33,385	26,514
Inventories incorporated by business combination (1)	-	445
Adjustment for inflation (2)	496	167
Inventories at end of year	(80,479)	(53,324)
Total	575,608	359,570

(1)	See Note 3 to the Consolidated Audited Financial Statements as of December 31, 2019.

(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the year ended December 31,
	2019	2018
Salaries and social security taxes	33,991	18,908
Fees and compensation for services	2,491	1,772
Other personnel expenses	8,941	5,313

	For the year ended December 31,
	2019	2018
Taxes, charges and contributions	7,370	3,634
Royalties, easements and canons	42,135	31,677
Insurance	2,692	1,335
Rental of real estate and equipment	11,079	8,983
Depreciation of properties, plant and equipment	139,345	83,700
Amortization of intangible assets	2,020	1,497
Depreciation of right-of-use assets	9,835	-
Industrial inputs, consumable material and supplies	22,095	11,126
Operational services and other service contracts	18,512	14,973
Preservation, repair and maintenance	48,762	31,141
Transportation, products and charges	23,137	12,714
Fuel, gas, energy and miscellaneous	5,876	7,567
Total	378,281	234,340

Our cost accounted for 84.8% and 82.5% of our consolidated revenues in 2019 and 2018, respectively. Our costs of sales increased by 60.1% from 2018 to 2019 due to the factors explained in “-Principal Income Statement Line Items-Cost.”

Other net operating results

Other net operating results principally include provisions for pending lawsuits and other claims, provisions for environmental remediation, result from sale of participation in areas, insurance recoveries, construction incentives and provisions for defined benefit pension plans and other post-retirement benefits. See “—Other net operating results.”

Financial income (expense), net

Financial income (expense), net consists of the net of gains and losses on interest paid and interest earned, financial accretion, foreign currency exchange differences and other financial results.

Income Tax

The effective income tax rates for the periods discussed in the prospectuses differ from the statutory tax rate (30%) mainly because: the registration of the deferred income tax as a result of the effect of applying the current tax rate (30%) on the difference generated between the tax basis of fixed and intangible assets and their book value under IFRS, measured in its functional currency and converted into pesos, as described in Note 2.b.1 to our Audited Consolidated Financial Statements. See Note 16 to the Audited Consolidated Financial Statements for a more detailed description of the difference between statutory income tax rate and effective income tax rate. For information regarding the Law No. 27,430 and 27,432 introducing modifications to the Income Tax.

Results of Operations

Consolidated results of operations for the years ended December 31, 2019, 2018 and 2017

The section below provides a comparative discussion of our consolidated results of operations for the years ended December 31, 2019 and 2018. See “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 for a comparative discussion of our consolidated results of operations for the years ended December 31, 2018 and 2017.

The following table sets forth certain financial information as a percentage of revenues for the years indicated.

	Year Ended December 31
	2019	2018
Revenues	100.0	100.0
Costs	(84.8)	(82.5)
Gross profit	15.2	17.5
Administrative expenses	(3.6)	(3.2)
Selling expenses	(7.4)	(6.4)
Exploration expenses	(1.0)	(1.3)
Other net operating results	(0.2)	2.7
(Impairment) / Recovery of property, plant and equipment	(6.1)	0.7
Operating (loss) / profit	(3.1)	10.0

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. Due to the decreased export product volumes, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 13.0% and 10.3% of our consolidated revenues in 2019 and 2018, respectively.

Domestic Market

Year Ended December 31,
	2019		2018
Product	Units sold	Average Price per unit (1)	Units sold	Average Price per unit (1)
		(in pesos)		(in pesos)
Natural gas	11,666 mmcm	6,442 /mcm	13,325 mmcm	4,553 /mcm
Diesel	7,925 mcm	28,433/cm	8,099 mcm	17,516 /cm
Gasoline	5,275 mcm	26,826 /cm	5,350 mcm	18,148 /cm
Fuel oil	192 mtn	7,020 /ton	34 mtn	11,677 /ton
Petrochemicals	396 mtn	31,978 /ton	582 mtn	15,053 /ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets

Year Ended December 31,
	2019		2018
Product	Units sold	Average Price per unit (1)	Units sold	Average Price per unit (1)
		(in pesos)		(in pesos)
Natural gas	498 mmcm	6,837 / mcm	3 mmcm	9,991 / mcm
Gasoline	90 mcm	34,313 / cm	87 mcm	17,812 / cm
Diesel	167 mcm	26,870 / cm	113 mcm	16,995 / cm
Fuel oil	243 mtn	23,415 / ton	228 mtn	12,940 / ton
Petrochemicals (2)	301 mtn	30,140 / ton	410 mtn	17,377 / ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.

(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2019 were Ps. 678,595 million, representing a 55.7% increase compared to Ps. 435.820 million during 2018. Among the main factors contributing to the increase were:

●	Diesel revenues in the Argentine domestic market increased by Ps. 85,605 million, or 61.3%, primarily as a result of an increase in the average price for diesel mix of approximately 64.8%, partially offset by a decrease in sales volumes of approximately 2.2%, along with the decrease of the market demand for this product of approximately 0.8%. Additionally, sales volumes of Infinia diesel, (premium diesel), decreased by 1.6%;

●	Gasoline revenues in the Argentine domestic market increased by Ps. 44,416 million, or 45.7%, as a result of an increase in the average price for gasoline mix of approximately 47.8%, which was partially offset by a decrease in the aggregate sales volumes of approximately 1.4%, along with an approximately 1.9% decrease of the market demand for this product. Additionally, sales volumes of Infinia gasoline (premium gasoline) decreased by 14,4%;

●	Natural gas revenues increased by Ps. 14,767 million, or 24.5%, as a result of an increase in the average price of 42.1%, offset by a decrease in sales volumes of 12.4%. The decrease in sales volumes is explained by the excess supply of natural gas compared to the demand which implies a decrease in price of all segments especially in gas power plants. Therefore, there was an impact on the production of natural gas and in consequence a lower volume shipping, mostly in the first semester of 2019. This trend about shipping volumes was reversed in the second semester of 2019 after capturing a greater demand of generators;

●	Natural gas revenues to the retail segment (residential and small general service category) increased by Ps. 17,768 million, or 71.5%, mainly explained by the increased of our controlled company Metrogas S.A. sales by Ps. 21,826 million, due to an increase in the average price of 21.8% and an increase in sales volumes 41.5%;

●	Other revenues in the Argentine domestic market increased by Ps. 36,205 million, or 52.6%, mainly due to an increase of fuel oil revenues by 239.7%, liquefied petroleum gas (LPG) revenues by 21.1%, aerokerosene revenues by 69.3%, crude oil revenues by 127.9%, petrochemicals revenues by 44.6%, fertilizer revenues by 86.1%, and lubricant revenues by 54.5%, all due to higher prices of those products, partly offset by a decrease in revenues of virgin gasoline by 45.2%;

●	Export revenues increased by Ps. 44,014 million, or 98.0%, primarily due to increases in exports of aerokerosene by Ps. 10,459 million, or 69.7%, due to an increase in average prices in Argentine peso terms by 53.5%, and an increase in sales volumes of 10.6% as well as increases in exports of petrochemicals, representing incremental revenues of Ps. 1,601 million or 21.4%, due to better prices in Argentine peso despite a decrease in the amount of volume and in fuel oil export representing an increase of Ps. 2,735 million or 92.5% due to an increase in average prices in Argentine peso and in the amount of volume. Export revenues of crude oil and virgin gasoline increased by Ps. 8,574 million and Ps. 2,568 million respectively, in both cases due to higher sales volumes and spot exports during the period. Exports of soybean meal and oil increase by Ps. 10,196 million, or 147,6%, due to an increase of 53.5% in average prices in Argentine peso terms and an increase of 61.3% in sales volumes. Furthermore, exports of natural gas had an increase of Ps. 3,371 million.

Costs

Costs during 2019 were Ps. 575,608 million, representing a 60.1% increase compared to Ps. 359,570 million during 2018, including increases in production costs and purchases of 61.4% and 53.4%, respectively. Among the main factors contributing to this increase were:

Production costs

●	Property, plant and equipment depreciation costs increased by Ps. 55,645 million, or 66.5%, primarily as a result of overall increases in Argentine peso terms of the value of fixed assets, which was related to the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company, which was partially offset by a decrease in the amortization coefficient due to the incorporation of reserves during 2018;

●	Lifting costs increased by Ps. 45,708 million, or 73.0%, considering an increase of the unit indicator in Argentine peso terms of 79.0%, consistent with the general price increase of local economy and increased as well as a result of the higher workover activities tending to improve developed fields production performance, weighted by the fewer production as indicated before and a higher consume of chemical products for the use of wells and facilities;

●	Royalty and other charges related to the production increased by Ps. 9,247 million, or 30.5%, with an increase of Ps. 7,874 million, or 36.6%, in crude oil royalties, and an increase of Ps. 1.374 million, or 15,6%, in natural gas royalties and other charges associated with the production of natural gas, in both cases due to the higher value at the wellhead of this products measured in pesos, partially affected to the downside from the lower production of natural gas in 2019 and as mentioned above;

●	Transportation costs increased by Ps. 10,423 million, or 82.0%, mainly due to increases in rates;

●	Refining costs increased by Ps. 11,580 million, or 87.6%. This increase was driven by higher charges for consumption of materials, spare parts and other supplies, salaries and social security taxes and preservation, repair and maintenance. As a result of this and also for lower processing level in refineries by 2.2%, the unit refining cost in 2019 increased by 91.8% compared to the same period of 2018;

Purchases

●	Fuel imports increased by Ps. 9,133 million, or 39.9%, mainly due to higher imports of gas oil by Ps. 3,218 million, or 22.2%, jet fuel by Ps. 5,257 million, or 91.8%, and premium gasoline by Ps. 658 million, or 24.5% due to the devaluation that occurred in the aforementioned period;

●	Purchases of crude oil from third parties increase of approximately Ps. 14,533 million, or 46.3%, due to an increase of 35.1% in the average purchase price to third parties in pesos, and an increase in purchase volumes of approximately 8.3%. However, purchases of light crudes have increased compared to a lower acquisition of heavy crudes leveraging the performance of our refineries;

●	Natural gas purchases from other producers in order to sell to the retail segment (residential and small general service category) increased by Ps. 9,909 million, or 65.6% mainly due to an increase in the average prices of approximately 39.3% and an increase in volumes acquired of 13.1%;

●	Purchases of biofuels increased by Ps. 10,671 million, or 44.6%, mainly due to an increase of 52.6% in the price of the FAME and 40.4% in the price of bioethanol and despite the decrease in the volumes purchased of FAME of 2.6% and the decrease in the volumes purchased of bioethanol of 0.5%;

●	Receipt of grain increased by Ps. 7,458 million, or 105.1%, through the modality of exchange in the Agro sales segment, which are accounted for as purchases. This increase is due to an increase of 55.0% in the average price and 32.3% in the volumes received;

●	During 2019, a negative existence variation of Ps. 6,726 million was registered, compared to the negative existence variation registered in 2018 of Ps. 951 million, mainly as a consequence of the higher consume of existences.

Administrative expenses

Administrative expenses during 2019 were Ps. 24,701 million, representing a 77.4% increase compared to Ps. 13,922 million during 2018, primarily as a result of increases in salaries and social security taxes expenses, higher fees and compensation for services expenses, operation services and other service contracts, many of which are dollarized, higher charges related to institutional advertising and to higher charges in the depreciation of property, plant and equipment.

Selling expenses

Selling expenses during 2019 were Ps. 49,898 million, representing an increase of 78.7% compared to the Ps. 27,927 million recorded during the same period of 2018, mainly due to higher charges for transportation, products and charges expenses, mainly linked to the increase in fuel transportation rates in the domestic market and logistic changes on the distribution of fuel during 2019, higher taxes, charges and contributions expenses mainly due to the increase in export taxes, higher charges for depreciation of property, plant and equipment expenses, higher salaries and social security taxes expenses, higher provision for doubtful trade receivables, and higher fuel, gas and energy expenses, among others.

Exploration expenses

Exploration expenses during 2019 were Ps. 6,841 million, representing a 25.2% increase compared to Ps. 5,466 million in exploration expenses during 2018, mainly due to higher negative results from unproductive exploratory drilling in the current year, for a differential amount of Ps. 501 million versus the previous year. In turn, higher expenses of seismic and geological studies were recorded for Ps. 364 million. It should be noted that the exploratory investment during 2019 was 20.1% higher than the same period of the previous year.

(Impairment) / Recovery of Property, plant and equipment

During the third quarter of 2019, the Group recognized a charge for impairment of property, plant and equipment of Ps 41,429 million, mainly composed of Ps 40,561 million from Natural Gas CGU – Neuquina Basin (Ps 30,421 million, net effect of income tax), produced , among other effects, by the price decline in gas (and liquid) due to the situation that this market is undergoing both globally and, by specific dynamics, at the local level. The aforementioned has an impact on investment and activity, generating the impairment of assets by the charge recorded. The mentioned charge did not affect the cash flow of the Company.

Other net operating results Other net operating results, in 2019 were a loss of Ps. 1,130 million, compared to a gain of Ps. 11,945 million during 2018. Mainly, due to the recording of the result of the revaluation of YPF’s investment in YPF Luz for Ps. 11,980 million in the first quarter of 2018, as a result of the agreement for the capitalization of the latter, subscribed between YPF and a subsidiary of GE Financial Services, Inc.

Operating (Loss) / Profit

Operating loss in 2019 was Ps. 21,012 million due to the factors discussed above, representing a 148.0% decrease compared to the operating profit of Ps. 43,780 million in 2018.

Net Financial results

During 2019, financial results, net, was a gain of Ps. 6,034 million compared to a gain of Ps. 41,525 million during 2018. In this order, higher negative interests were recorded for Ps. 19,419 million as a result of higher interest rates during 2019 compared to 2018. Additionally, in 2019, net negative charges were recorded for financial accretion for Ps. 5,592 million, mainly due to the updating of liabilities for plugging, compared to the net positive charges recorded in 2018 for Ps. 7,627 million, as a result of the increase in the discount rate applied in the abandonment provision for wells. Finally, smaller positive exchange differences were recorded for Ps. 6,524 million, due to the devaluation of the Argentine peso against the U.S. dollar in 2019 compared to 2018.

Income tax

Income tax in 2019 represented a loss of Ps. 26,369 million, compared to a loss of Ps. 51,538 million in 2018. This increase was mainly due to the negative deferred tax charge of Ps. 3,588 million recorded in 2019, in comparison with the negative charge registered in 2018 for Ps. 50,595 million, in both cases, mainly as a result of the effects of the exchange rate fluctuations as mentioned previously. See Note 16 to the Consolidated Audited Financial Statements as of December 31, 2019.

Net (loss) / profit and other comprehensive income

Net profit in 2019 represented a loss of Ps. 33,379 million, compared to a gain of Ps. 38,606 million in 2018.

Other comprehensive income in 2019 was Ps. 221,367 million compared to income of Ps. 172,600 million in 2018, this is mainly attributable to the appreciation of property, plant and equipment.

As a result of the foregoing, total comprehensive income in 2019 represented a gain of Ps. 187,988 million, compared to a gain of Ps. 211,206 million in 2018.

Consolidated results of operations by business segment for the years ended December 31, 2019, 2018 and 2017

See the table of revenues and operating profit for each of our business segments for the years ended December 31, 2019 and 2018 in “Information on the Company—Business Organization.” See “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 for a comparative discussion of our consolidated results of operations by business segment for the year ended December 31, 2018 and 2017.

Upstream

During 2019, the Upstream segment had an operating loss of Ps. 49,194 million, compared to an operating profit of Ps. 22,483 million in 2018.

Crude oil and natural gas sales revenues, net in 2019 were Ps. 288,631 million, representing an 37.1% increase compared to Ps. 210,588 million in 2018. This increase is mainly due to the following factors:

●	Crude oil sales increased Ps. 59,579 million or 41.0%, due to the fact that the intersegment price of crude oil increased approximately 42.2% measured in pesos (a decrease of 17.0% in U.S. dollars). Additionally, the crude oil volume transferred between the Upstream and the Downstream segments decreased by 1.8% (approximately 235 mmcm). The crude oil production during 2019, had a decrease of 0.5% compared to 2018 reaching 226 thousand bbl/d.

●	Natural gas sales increased by Ps. 22,196 million, or 35.0%, as a consequence of a 44.5% increase in the average price in Argentine pesos and considering the devaluation produced between both periods. Additionally, the natural gas volume transferred between the Upstream and the Gas & Energy segments decreased by 4.7%, mostly due to the excess of supply of natural gas compared to the domestic and gas power plants demand which has an effect in the natural gas production, reaching 39.7 mmcm/d and representing a 5.5% decrease compared to 2018.

Total operating costs in 2019 were Ps. 290,745 million (excluding exploration costs), representing an 56.0% increase compared to Ps. 186,426 million in 2018. Among the main factors contributing to the increase were:

●	Property, plant and equipment depreciation costs increased by Ps. 47,777 million, or 66.3%, mainly due to the appreciation of the assets taking into account their valuation in historical U.S. dollars according to the functional currency of the Company, partially offsetting by a decrease in the amortization coefficient as a result of the incorporation of reserves during the year 2018

●	Lifting costs increased by Ps. 45,708 million, or 73.0%, considering an increase of the unit indicator in Argentine peso terms of 79.0%, consistent with the general price increase of local economy and increased as well as a result of the higher workover activities tending to improve developed fields production performance, weighted by the fewer production as indicated before and a higher consume of chemical products for the use of wells and facilities;

●	Royalty and other charges related to the production increased by Ps. 9,247 million, or 30.5%, with an increase of Ps. 7,874 million, or 36.6%, in crude oil royalties, and an increase of Ps. 1,374 million, or 15.6%, in natural gas royalties and other charges associated with the production of natural gas, in both cases due to the higher value at the wellhead of this products measured in pesos, partially affected to the downside from the lower production of natural gas in 2019 and as mentioned above;

●	Transport costs linked to production (truck, pipelines and pipelines in deposits) increased by Ps. 4,738 million, which represents an increase of 107.1%, mainly due to an increase in tariffs in pesos and a higher activity in non-conventional areas.

Exploration expenses in 2019 were Ps. 6,816 million, representing a 25.3% increase compared to Ps. 5,438 million in 2018, mainly due to higher negative results from unproductive exploratory drilling in the current year, for a differential amount of Ps. 501 million versus the previous year. In turn, higher expenses of seismic and geological studies were recorded for Ps. 364 million. It should be noted that the exploratory investment in pesos during 2019 was 20.1% higher than the same period of the previous year.

During the third quarter of 2019, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of Ps. 40,561 million (Ps. 30,421 million net of income tax effect), generated among others by the fall in natural gas prices (and liquids) due to the situation that the market is going through both globally and, by specific dynamics, at the local level. The aforementioned affects the investments and activity, generating the impairment of the related assets by the charge recorded.

Downstream

Operating profit for the Downstream business segment during 2019 was Ps. 40,653 million, representing an increase of 420.0% compared to operating profit of Ps.7,818 million during 2018.

During 2019, the processing level of our refineries was 86.9%, standing at approximately 2.2% below the level observed in 2018, mainly due to incidents in the Topping D furnace of the La Plata Industrial Complex, the power cut in Argentina of June 16, 2019 and plants shutdowns for repair and maintenance. With these levels of processing a lower production of 0.8% Gas Oil was obtained and a lower production of 2.3% gasoline (the latter corresponds to a lower production of Infinia “premium” gasoline 12.2% compensated in part by the greater production of Super gasoline 1.7%). Additionally, the production of other refined products such as liquefied petroleum gas (LPG), petroleum coal and asphalts decreased, and the production of fuel oil, petrochemical naphtha and lubricant bases increased, all in comparison with the productions of 2018.

Revenues from the Downstream business segment in 2019 were Ps. 535,171 million, representing a 57.5% increase compared to Ps. 339,730 million in 2018. Among the different aspects, that affected the income, the following stand out:

●	Diesel revenues in the Argentine domestic market increased by Ps. 85,605 million, or 61.3%, primarily as a result of an increase in the average price for diesel mix of approximately 64.8%, and a decrease in sales volumes of approximately 2.2%, along with the decrease in the market for this product of approximately 0.8%. Additionally, sales volumes of Infinia diesel, a premium diesel, decreased by 1.6%;

●	Gasoline revenues in the Argentine domestic market increased by Ps. 44,416 million, or 45.7%, as a result of an increase in the average price for gasoline mix of approximately 47.8%, which was partially offset by a decrease in the aggregate sales volumes of approximately 1.4%, along with an approximately 1.9% decrease in the market for this product. Nevertheless, sales volumes of Infinia gasoline, a premium gasoline, decreased by 14,4%;

●	Other revenues in the Argentine domestic market increased by Ps. 23,084 million, or 39.8%. It highlights the highest sales of aerokerosene by 69.3%, petrochemical products by 44.6%, the highest sales of crude oil by 127.9%, fertilizers in 86.1%, lubricants in 54.5%, liquefied petroleum gas (LPG) in 21.1%, in in all these cases mainly due to the higher prices of these products in pesos, partially offset with a decrease in residual coal in 15.1%;

●	Revenues obtained by the Downstream segment in the foreign market increased by Ps. 42,336 million, or 94.2%. They stand out among them, the greater sales to the outside of aerokerosene by Ps. 10,459 million, or 69.7%, due to an increase in the average prices of sale measured in pesos of 53.5% and in 10.6% in the volumes sold. Foreign sales of petrochemical products increased by Ps. 1,601 million, or 21.4% due to better average prices obtained in Argentine pesos, and lower volumes commercialized and fuel oil by Ps. 2,735 million or 92.5%, due to better average prices obtained in Argentine pesos, and higher volumes commercialized. There were also higher foreign sales of crude oil and virgin gasoline for Ps. 8,574 and Ps. 2,568 million respectively, mainly due to a greater commercialized volume and spot exportations during the period. There was also an increase in diesel and lubricants in Ps. 1,526 million and Ps. 1,564 million respectively Additionally, higher sales of flours and oils were recorded for Ps. 10,196 million, or 147.6%, due to an increase in average sales prices of 53.5% measured in pesos and a higher sales volume of 61.3%.

Total operating costs increased 46.8% during 2019, reaching Ps. 448,202 million compared to Ps. 305,234 million in 2018. The following stand out within this variation:

●

Increase in purchases of crude oil for Ps. 72,709 million or 40.8%. A rise of 40.8% was observed in the prices of crude oil expressed in pesos, mainly due to the devaluation that occurred, net from the effect of DNU N° 566/19 previously mentioned. In turn, the volume purchased from third parties increased by 8.3% (approximately 234 thousand m3), while the volume of crude transferred from the Upstream segment decreased by 1.8% (approximately 235 thousand m3)

●

Fuel imports increased by Ps. 9,133 million, or 39.9%, mainly due to higher imports of gas oil by Ps. 3,218 million, or 22.2%, jet fuel by Ps. 5,257 million, or 91.8%, and premium gasoline by Ps. 658 million, or 24.5% due to the devaluation that occurred in the aforementioned period;

●

Purchases of biofuels increased by Ps. 10,671 million, or 44.6%, mainly due to an increase of 52.6% in the price of the FAME and 40.4% in the price of bioethanol and despite the decrease in the volumes purchased of FAME of 2.6% and the decrease in the volumes purchased of bioethanol of 0.5%;

●

During 2019, a negative existence variation of Ps. 8,736 million was recorded in this segment, in comparison with the negative existence variation registered in 2018 of Ps. 1,808 million, mainly as a consequence of the decrease in the price of crude oil in the fourth quarter of 2018 (valued at transfer price);

●

Receipt of grain increased by Ps. 7,458 million, or 105.1%, through the modality of exchange in the Agro sales segment, which are accounted for as purchases. This increase is due to an increase of 55.0% in the average price and 32.3% in the volumes received;

●

Refining costs increased by Ps. 11,580 million, or 87.6%. This increase was driven by higher charges for consumption of materials, spare parts and other supplies, salaries and social security taxes and preservation, repair and maintenance. As a result of this and also for lower processing level in refineries by 2.2%, the unit refining cost in 2019 increased by 91.8% compared to the same period of 2018;

●	Transport costs linked to production (naval, pipelines and pipelines) show an increase of Ps. 4,174 million, which represents an increase of 58.8% mainly due to an increase in peso rates;
●

Depreciation of property, plant and equipment increased by Ps. 6,925 million, or 68.1%, motivated by the higher values of assets subject to depreciation with respect to the same period of the previous year due to the higher valuation thereof, taking into account the functional currency of the Company;

Selling expenses increased by Ps. 18,830 million, or 71.9%, primarily as a result of increases in, for transportation, products and charges, mainly linked to the increase in fuel transportation rates in the domestic market, which includes necessary spot changes on the logistic during 2019, as well as higher charges for depreciation of property, plant and equipment, higher salaries and social security taxes expenses and higher amounts of taxes on withholdings on exports.

Gas and Power

The Gas and Energy business segment recorded an operating profit in 2019 of Ps. 2,944 million, which represents a decrease of 82.5% compared to the Ps. 16,786 million operating profit during 2018.

Revenues during 2019 were Ps. 139,752 million, representing an increase of 41.1% in relation to the Ps. 99,038 million corresponding to 2018. This increase is mainly due to the following factors:

●

Sales as natural gas producers in the domestic and foreign markets increased by Ps. 20,153 million, or 30.6%, as a consequence of an increase in the average price of 41.9% in pesos, offset by a 8.0% reduction in volume sold. This reduction is explained mainly by an excess supply of natural gas compared to domestic and gas power plants demand which had an impact on the production and therefore a decrease in shipped volumes.

●

Gas revenues to the retail segment (residential and small general service category) increased by Ps. 17,768 million, or 71.5%, mainly explained by the increased of our controlled company Metrogas S.A. sales by Ps. 21,826 million, due to an increase in the average price of 21.8% and an increase in sales volumes 41.5%;

●	During 2019, we started to operate with Tango FLNG unit, a floating facility for natural gas liquefaction which exportations totalize Ps. 668 million.

In terms of total operating costs, an increase of 44.5% was observed during 2019, reaching Ps. 134,784 million compared to Ps. 93,296 million during 2018. The following stand out within this variation:

●

Natural gas purchases increase by Ps. 21,356 million or 32.5%. A rise of 42.4% was observed in the prices of natural gas expressed in pesos, mainly due to the devaluation that occurred. In turn, the volume purchased from third parties decreased by 61.8%, while the volume of natural gas transferred from the Upstream segment decreased by 4.7%;

●	Natural gas purchases from other producers for resale in retail distribution segment (residential and small businesses and industries) increase by Ps. 9,909 million, or 65.6%, mainly due an increase in the purchase price of approximately 39.3%, and an increase in volumes acquired of 13.1%;

Central Administration and Other

During the 2019, the operating loss of Central Administration and Other amounted to Ps. 15,866 million, compared to the operating loss of Ps. 6,055 million of 2018, which represents an increase in the loss of 162.0%. This greater loss is mainly explained by the expected losses in ongoing projects, mostly of our controlled company A-Evangelista S.A.. In the current period, there were increases in salaries and social security taxes expenses, higher charges for operation services and other service contracts and computer licenses, which are dollarized, and institutional advertising, added to higher charges for depreciation of property, plant and equipment partially offset with the income obtained by the segment.

Consolidation Adjustments

During 2019, the consolidation adjustments, which correspond to the elimination of certain results between business segments, which do not involve third parties, amounted to a gain of Ps. 451 million in of 2019, compared to a gain of Ps. 2,748 million in 2018. For both, 2019 and 2018, the difference between transfer prices across segments and the production cost of the Company’s inventories decreased. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

Liquidity and Capital Resources

Financial condition

Total loans outstanding as of December 31, 2019, 2018 and 2017 were Ps. 526,760 million, Ps. 335,078 million and Ps. 191,063 million, respectively, consisting of (i) current loans (including the current portion of non-current loans) of Ps. 107,109 million and non-current loans of Ps. 419,651 million as of December 31, 2019, (ii) current loans of Ps. 64,826 million (including the current portion of non-current loans) and non-current loans of Ps. 270,252 million as of December 31, 2018 and (iii) current loans of Ps. 39,336 million (including the current portion of non-current loans) and non-current loans of Ps. 151,727 million as of December 31, 2017. As of December 31, 2019, 2018 and 2017, 92%, 86%, and 77% of our loans were denominated in U.S. dollars, respectively.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. The position of our repurchased bonds as of December 31, 2019 and 2018, was Ps. 326 million and Ps. 410 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the year ended December 31,
	2019	2018
	(in millions of pesos	)
Net cash flows from operating activities	217,137	125,058
Net cash flows used in investing activities	(163,879)	(82,251)
Net cash flows used in financing activities	(56,082)	(43,656)
Translation differences provided by cash and equivalents	22,896	18,139
Reclassification of assets held for disposal	—	—

Net increase in cash and equivalents	20,072	17,290
Cash and cash equivalents at the beginning of the fiscal year	46,028	28,738
Cash and cash equivalents at the end of the fiscal year	66,100	46,028

Net cash flows from operating activities were Ps. 217,137 million in 2019 compared to Ps. 125,058 million in 2018. This 73.6% increase was primarily due to better operating results (without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right of use assets, and unproductive exploration drilling) increased non-cash provisions and a decrease in working capital that includes the collection of eleven installments of the “Natural Gas Programs”, offset by the payments for adhesion to the tax revaluation established by the Law No. 27,430 and the adhesions to the facilities payment plan established in relation to the deduction of the cost of abandonment of wells corresponding to the periods 2005 to 2010 of the Income Tax (see additionally Note 16 and 15.a.5 to the Consolidated Condensed Interim Financial Statements ). It also excludes IFRS 16 and IAS 29 effects which did not involve expenditures, and without considering the revaluation result of the aforementioned investment in YPF Luz. We believe that, given the high level of cash flow provided by operating activities, including our expectation of reducing accounts receivable from transactions with government entities (see “Key Information—Risk Factors—Risks Relating to Our Business—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”) and certain private clients, our working capital is reasonable for the approved plan of the Company for 2020. See additionally “Operating and Financial Review and Prospects—Factors Affecting Our Operations.”

Cash flows used in investing activities were Ps. 163,879 million in 2019, compared to Ps. 82,251 million in 2018, representing a 99.2% increase compared with 2018, as a result of an increase in investments of property, plant and equipment and intangible assets in pesos mainly due to the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company, the acquisition of Aguada del Chañar field and the contributions realized in Central Térmica Barragán (see Note 3 to the Audited Consolidated Financial Statements) and for a lower realization of the holdings of public bonds BONAR 2020 and 2021 during 2019 compared to the previous year.

Net cash flows used in financing activities in 2019 were Ps. 56,082 million, which came primarily from an increase of the payment of interest leases and dividends, partially offset by a higher takeover, net cancellation of debt maturity. In 2019, at the shareholders’ ordinary and extraordinary general meeting held on April 26, 2019, a dividend of Ps. 2,300 million (Ps. 5.85 per share or ADS) was authorized and paid in July 2019.

A Global Medium-Term Notes Program was approved at a shareholders’ meeting held on January 8, 2008 for an amount up to U.S.$1.0 billion. The funds of the program can be used exclusively to make investments in fixed assets and working capital within the Argentine country. On September 13, 2012 and on April 30, 2013, the shareholders’ meeting approved the increase of the amount of the program, mentioned above, for an amount of U.S.$ 2.0 billion each time, resulting in a maximum nominal amount in circulation at any time under the program of U.S.$ 5.0 billion, or its equivalent in other currencies, and providing the use of the proceeds to cover all alternatives contemplated by Article 36 of Law No. 23,576 of Negotiable Obligations and Supplementary rules. On February 5, 2015, the shareholders’ meeting resolved by a majority of computable votes to approve the increase of the amount of the Company’s Global Medium-Term Notes Program of U.S.$ 5.0 billion or its equivalent in other currencies by U.S.$ 3.0 billion, resulting in the total maximum nominal amount outstanding under the program at any time becoming U.S.$ 8.0 billion, or its equivalent in other currencies, or a lower amount as may be determined by the Board of Directors. On April 29, 2016, the Ordinary and Extraordinary General Meeting of Shareholders approved the increase of the amount of the Company’s Global Medium Term Note Program (Programa Global de Emisión de Títulos de Deuda de Mediano Plazo de la Compañía) by U.S.$2.0 billion, to a total of U.S.$10.0 billion, or its equivalent in other currencies to remain outstanding at any time under the program. In addition, the term of the Program was extended for five years starting from October 25, 2017 by our shareholders at a meeting held on April 28, 2017 and in a meeting of our Board of Directors held on June 7, 2017. On March 5, 2020, at its meeting, our Board of Directors resolved to approve the update of the Program.

Likewise, it delegated to certain authorized officials the determination of the opportunity, amount, and other conditions of the issue or issues that are made under this authorization, which will be duly informed by the Company at the time of its effective issue through the pertinent publications.

On December 28, 2018, by means of Resolution No. RESFC-2018-19961-APN-DIR # CNV, we were registered as “frequent issuer No. 4” under the simplified regime for frequent capital markets’ issuers (régimen simplificado para emisores frecuentes) created by the CNV on June 2018. On April 9, 2019, through Disposition No. DI-2019-30-APN-DIR#CNV, the CNV authorized the public offer of negotiable obligations to be issued under the frequent issuer regime for an amount up to U.S.$ 1.0 billion. On February 20, 2020, by means of Disposition No. DI-2020-APN-GE#CNV, the CNV authorized the public offer of negotiable obligations to be issued under the frequent issuer regime for an amount up to U.S.$ 1.5 billion. This regime seeks to speed internal authorization processes within the CNV in order to promote the development of local capital markets, while also generating more efficient control. The main benefit for frequent issuers such as YPF is that the new regime allows them to significantly reduce timeline of the offering process, which would in turn provide us with more flexibility and agility to take advantage of favorable market conditions in local and international markets.

Under the Global Medium-Term Notes Program and under the Frequent Issuer Regime, the Company issued several series of notes in the local and international markets at different interest rates. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and/or the Electronic Open Market (Mercado Abierto Electrónico) in Argentina, while international issues are also traded on the Luxembourg Stock Exchange. For additional information about the outstanding notes of YPF S.A. and our controlled companies as of December 31, 2019, see Notes 4 and 20 to the Audited Consolidated Financial Statements.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2019, plus accrued but unpaid interest as of that date:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years
	(in millions of pesos)
Loans	526,760	107,109	85,882	42,520	28,954	37,390	224,905

In March 2021, our 2021 bond classes XLVI and XLVII matures. This represents approximately Ps. 61,140 million included in column 1-2 years of the table above. So, as of March 31, 2020, the expected maturity of our financial debt with less than 1-year amounts to Ps. 152 billion.

Description of Liquidity

We closely monitor our liquidity levels in order to attend cash needs from business operations and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) other investments (fixed income securities, time deposits, and fund investments). We hold our liquidity primarily in U.S. dollars and in first-class financial entities.

Description of Indebtedness

As of December 31, 2019, our total consolidated debt was Ps. 526,760 million, of which 20% was current debt and 80% was non-current debt. Additionally, 92% of our total consolidated debt was denominated in U.S. dollars and 8% in Pesos. Moreover, 83% of our total consolidated debt accrues interest at a fixed rate. Regarding our debt composition, our senior notes represent 81%, while the remaining 19% is represented by trade facilities and other loans.

Uncommitted bank credit facilities together with debt capital markets provide a material source of funding for the Company.

For detailed information regarding our indebtedness, see Notes 4 and 20 to the Audited Consolidated Financial Statements.

Covenants in our indebtedness

Most of our financial debt generally contains usual covenants for contracts of this nature, which includes financial covenants in respect of the Group’s leverage ratio, debt service coverage ratio, and events of defaults triggered by materially adverse judgments, among others. For additional information see Notes 15, 31 and 32 to the Audited Consolidated Financial Statements.

As of December 31, 2019, we were in compliance with all covenants in connection with our indebtedness. See “Key Information—Risk Factors—Risks Relating to Our Business—If we fail to comply with the covenants set forth in our credit agreements and indentures, we will be in default under such agreements and we may be required to repay all of our outstanding debt.” and “Certain of our outstanding financial indebtedness contains change of control provisions that may require us to prepay our debt. “ As of the date of the prospectuses, to the extent that current conditions (see “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—Hydrocarbon Market” and “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions—COVID-19 outbreak.”) are maintained over time, the Company may be limited in its capacity to incur in additional indebtedness as a result of surpassing the limit imposed by certain covenants, such as the leverage ratio and/or debt service coverage ratio.

Guarantees provided

As of December 31, 2019, in relation to compliance with obligations of YPF and its subsidiaries, YPF has issued bank guarantees for approximately U.S.$ 19 million and has assumed other commitments for an approximately U.S.$ 314 million.

Additionally, see Note 33.b to the Audited Consolidated Financial Statements for a description of the Chevron transaction and see Note 20 to the Audited Consolidated Financial Statements for a description of the financial loans and notes secured by cash flows.

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the periods indicated below, as of December 31, 2019:

Contractual Obligations (1)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(in millions of U.S.$) (7)
Debt (2)	12,817	2,394	3,112	1,808	5,502
Lease liabilities	1,033	358	407	146	123
Purchase obligations (3) (4)	1,944	756	413	258	517
Purchases of services	1,450	457	385	230	377
Purchases of goods	494	298	28	28	140
Gas	56	56	—	—	—

Contractual Obligations (1)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(in millions of U.S.$) (7)
Oil	25	25	—	—	—
Gas Oil, Fuel Oil and Gasoline	64	64	—	—	—
Steam	210	14	28	28	140
Others	139	139	—	—	—
Other liabilities (5)(8)	6,548	3,096	996	1,113	1,344
Total (5)(6)	22,342	6,603	4,928	3,325	7,486

(1)

The expected timing for payments of the obligations in the preceding table is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

(2)

These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2019 for all periods. See additionally “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”

(3)

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on YPF and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table were limited to the non-cancellable portion of the agreement terms or the minimum cancellation fee. In addition, the table includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.

(4)

Some of our purchase orders represent authorizations to purchase rather than binding agreements. In that regard, we have entered into certain agreements for the purchase of products that specify minimum prices and quantities based on a percentage of the total available market or based on a percentage of our future purchasing requirements. Due to the uncertainty of the future market and our future purchasing requirements, as well as the non-binding nature of these agreements, obligations under these agreements have been excluded from the preceding table. Payments related to these obligations were not significant as of December 31, 2019.

(5)

Provisions for contingent liabilities, which amounted to U.S.$ 755 million as of December 31, 2019, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.

(6)

As a result of the extension of our concessions in certain exploration areas, we are committed to carrying out explorations activities and making certain investments and expenditures until the expiration of some of our concessions. The commitments for these investments and expenditures amounted to 8 billion as of December 31, 2019. The table includes the portion of this amount for which contracts have been executed.

(7)	The table is presented in U.S.$, which is the Company’s functional currency.
(8)

Includes accounts payable, salaries and social security, taxes payable, provisions for pensions, provisions for environmental liabilities and provisions for hydrocarbon wells abandonment obligations as set forth in our audited consolidated financial statements included as of December 31, 2019.

We have additional commitments under guarantees. For a discussion of these additional commitments see “Operating and Financial Review and Prospects—Liquidity and Capital Resources——Guarantees provided.”

Capital investments, expenditures and divestitures

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for each of the years ended 2019, 2018 and 2017.

	2019		2018		2017
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital expenditures and investments (1)
Upstream	138,426	79%	77,016	79%	45,380	77%
Downstream	22,455	13%	15,632	16%	8,179	14%
Gas and Power	6,170	4%	1,968	2%	3,867	7%
Central Administration and Others	7,630	4%	2,877	3%	1,639	3%
Total	174,681	100%	97,493	100%	59,065	100%

(1)	Includes acquisitions of properties, plant and equipment and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

We make capital expenditures to achieve the goals of the Company’s strategy described under “Information on the Company—History and Development of YPF.”

Capital divestitures

We have not made any significant divestitures in the past three years.

Quantitative and Qualitative Disclosures about Market Risk

For a description of our exposure to market risk, see “Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet agreements. Our off-balance sheet agreements are described in “—Liquidity and Capital Resources—Guarantees provided” and Note 2.b.12), 8 and 25 to the Audited Consolidated Financial Statements.

Research and Development, Patents and Licenses, etc.

For a description of our research and development policies, see “Information on the Company—Research and Development.”

Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2019, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes. For detailed information regarding our outstanding derivatives as of December 31, 2019, see Note 2.b.17 to the Audited Consolidated Financial Statements.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Key Information—Risk Factors.”

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. See Note 2.b.1 to the Audited Consolidated Financial Statements.

In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. We generally follow a policy of not hedging our debt obligations in U.S. dollars. See “Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

Additionally, YPF is enabled to operate as settlement agent in the Rosario Futures Market (“ROFEX”).

The annual rate of devaluation of the Argentine peso was approximately 59.0% considering the period-end exchange rates for U.S. dollars as of December 31, 2019 and 2018. See “Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” for additional information. The main effects of a devaluation of the Argentine Peso on our net profit are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect; current income tax which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar. See “Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

For additional information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) see Note 37 to our Audited Consolidated Financial Statements.

Interest rate exposure

The table below provides information (in millions of pesos) about our assets and liabilities as of December 31, 2019 that may be sensitive to changes in interest rates. Additionally, On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. See “Key Information—Risk Factors—Risks Relating to Argentina—Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs”. See additionally, Note 4 and Note 20 to the Audited Consolidated Financial Statements.

Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
Assets
Fixed rate
Other Receivables	59,912	-	-	-	-	-	59,912	59,912
Interest rate	1.55%-8.5%

Variable rate
Other Receivables	7,668	-	-	-	-	-	7,668	7,668
Interest rate	TM20 (1) BADLAR (2) +5%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	4,645	59,790	31,903	27,303	36,404	224,760	384,805	356,101
Interest rate	3.5%-8.25%	8.5%	8.75%-16.5%	8.75%	8.75%	6.95%-10%

Other debt	23,623	17,843	-	-	-	-	41,466	41,466
Interest rate	5%-9.75%	4.2%-7.1%

Variable rate
YPF’s Negotiable Obligations	23,839	2,183	834	834	167	-	27,857	18,829
Interest rate	BADLAR (2)	BADLAR (2)	BADLAR (2)	BADLAR (2)	BADLAR (2)
	+0%-+9.75%	+0%-+6%	+0%-+0.1%	+0%-+0,1%	+0%-+0,1%

Other debt	41,005	6,065	9,784	817	819	145	58,635	58,635
Interest rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR
	+1.25%- 6.25% /	+1.5%- 3.75%	+1.5%-+3.5%	+1.5%-+3.45%	+1.5%-+3.45%	+1.5%-
	BADLAR (2)
	+4.5%-+10%

(1)	Refers to the average interest rate that banks pay for deposits of more than Ps. 20 million.

(2)	Refers to the average interest rate that banks pay for deposits of more than Ps. 1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. For detailed information regarding our outstanding derivatives as of December 31, 2019, see Note 2.b.17 to the Audited Consolidated Financial Statements. For information on our hydrocarbons delivery commitments as of December 31, 2019, see “Information on the Company— Gas and Power —Delivery commitments.” In addition, see “Key Information—Risk Factors—Risks Relating to Argentina—Our derivative risk management activities could result in financial losses.”

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

See “Directors, Senior Management, Advisors and Supervisory Committee – Board of Directors”.

Board practices

In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to the Company, its shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws or regulations, and for any damage caused by willful misconduct, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, applicable regulations, or by shareholders resolution. In such cases, a director’s liability will be determined by reference to the performance of those specific duties so long as the director’s appointment and assignment of duties was approved at a shareholders’ meeting and was registered with the Superintendence of Corporations.

Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with the Company. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above requirements may only be carried out with prior approval of the Board of Directors or, in the absence of a quorum at a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by our shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved the transactions will be held jointly and severally liable for any damages caused to us.

Any director whose personal interest conflicts with those of the Company on any matter shall notify the Board of Directors and the Supervisory Committee and abstain from voting on the matter. Otherwise, such director may be held liable to the Company.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution is adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or judicial action is brought to the courts. Any liability of a director to us terminates upon approval of the director’s actions by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations.

As part of its continuing process of improving the corporate governance of the Company, the Board of Directors will implement an evaluation process for fiscal year 2019.

In that sense, the Board’s self-assessment was carried out during 2019 and covered aspects related to the functioning of the Board of Directors in general, its committees and its members individually. This assessment was carried out taking into consideration the input of third-party experts.

With the implementation of this process, the functioning of the Board of Directors can be monitored regularly, in order to ensure its efficiency and the fulfillment of its duties, as well as to professionalize its management, among other issues, all of which follow the best corporate governance practices in line with global trends. This is also a requirement of the ByMA Corporate Governance Panel - of which the company is a party -, the CNV Standards, the NYSE Listing Regulations and is aligned with the OECD, G20 and other international practices.

The Board of Directors was informed of the results of such self-assessment and concluded that the operation and effectiveness of the Board of Directors of YPF S.A. is satisfactory and entrusted the Corporate Secretary with the preparation and implementation of improvement proposals for the year 2020 based on the results obtained under the Corporate Governance Continuous Improvement Plan.

Board of Directors and Senior Management Roles in cybersecurity

The Board of Directors has analyzed risks, action plans and evolution of cybersecurity in the company, according to the cybersecurity maturity model adopted by YPF.

The Audit Committee of the Company’s Board of Directors oversees the Company’s risk mitigation strategies related to cybersecurity. The Risks and Sustainability Committee monitors the main risks that are specific to the Company and/or its activity, including cyber risks; and ensures that the Company implements the corresponding mitigation actions, among other functions.

Also, during 2019, different awareness and training actions were carried out to several audiences within Technology Areas as IT and Cybersecurity. Additionally, we continued raising internal awareness about typical security issues like: phishing, ransomware, data leak, etc. See “Key Information—Risk Factors—Risks Relating to Our Business— We may be subject to information technology system failures, network disruptions, and breaches in data security and our business, financial position, results of operations, and cash flows could be negatively affected by such security threats and disruptions.”

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

Composition and responsibilities of our Audit Committee

The Capital Markets Law and Resolution No. 622/2013 of the Argentine National Securities and Exchange Commission (Comisión Nacional de Valores) (“the CNV”) require Argentine public companies to appoint an Audit Committee (Comité de Auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee and a majority of its members must be independent directors. Executive directors of the Company are not permitted to sit on the Audit Committee.

See “—Independence of the Members of our Board of Directors and Audit Committee.”

The Board of Directors of the Company, at its meetings held on April 26, 2019, appointed the members of the Audit Committee, which was composed by Carlos Felices, Daniel Gustavo Montamat and Emilio José Apud. Also, on December 13, 2019 and March 27, 2020, the Board of Directors of the Company accepted the resignation of Mr. Emilio José Apud, Mr. Carlos Felices and Mr Daniel Gustavo Montamat. The current members of the Audit Committee are Ramiro Gerardo Manzanal, as chairman, and Pedro Kerchner Tomba and Arturo Carlos Giovenco, as members. Additionally, until March 27, 2020 Mr. Carlos Felices was the “Audit Committee Financial Expert”. Since March 27, 2020 Mr. Kerchner Tomba was designated by our Board of Directors as the “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

Our Audit Committee, among other functions:

●	periodically inspects the preparation of our financial and economic information;

●	reviews and opines on the Board of Directors’ proposals regarding the designation of the external auditors and the renewal, termination and conditions of their appointment;

●	evaluates internal and external audit work, monitors our relationship with the external auditors, and assures their independence;

●	provides complete disclosure regarding transactions where a conflict of interest exists with members of the corporate bodies or controlling shareholders;

●	opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators;

●	verifies compliance with applicable national or international regulations for matters related to behavior in the stock markets; and

●	ensures that the internal Code of Ethics complies with normative demands and is adequate.

Activities of the Audit Committee

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From April 2019 to March 2020, the Audit Committee held 10 formal meetings.

The Audit Committee must support the Board of Directors in its oversight duties, periodically review economic and financial information relating to us, supervise the internal financial control systems and oversee the independence of external auditors.

Economic and financial information

Using the assessment of the CFO and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2019 included in our report on Form 6-K furnished to the SEC on March 13, 2020.

Oversight of the internal control system

The Audit Committee oversees the progress of our annual internal audit, which is aimed at identifying critical risks, to supervise internal financial control systems and ensure that they are sufficient, appropriate and efficient.

Throughout the year, the Audit Committee is kept informed by our internal audit department of the most relevant facts and recommendations arising out of its work and the status of the recommendations issued.

The Audit Committee supervised the alignment of our internal control system for financial reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act. These regulations require that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

Relations with the external auditors

The Audit Committee interacts closely with the external auditors, allowing them to make a detailed analysis of the relevant aspects of the audit of financial statements and to obtain detailed information on the planning and progress of the work.

The Audit Committee also evaluates the services provided by our external auditors, determines whether the conditions for independence of the external auditors, as required by applicable law, are met and monitors the performance of external auditors to ensure that it is satisfactory.

As of the date of the prospectuses, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ended December 31, 2019. In addition, the Audit Committee, at its meeting held on March 4, 2020, as a result of the evaluation process outlined in the preceding paragraph, had no objections to the designation of Deloitte & Co. S.A. as our external auditors for the year ended December 31, 2020, which will be considered at the next general shareholders’ meeting.

Reports

As of the date of the prospectuses, report to the Audit Committee, the Internal Auditor, Sr. Javier Fevre, the Reserves Auditor, Mr. Carlos Colo and the Chief Compliance Officer, Mrs. Luján Bianchi.

Below is a summary of the professional experience of those who report to the Audit Committee. The professional experience of Mr. Javier Fevre and Mr. Carlos Colo are detailed in the “Disclosure Committee” section.

María Luján Bianchi

María Luján Bianchi, ID No. 22432520, CUIL No. 27-22432520-2, obtained a law degree from the Pontificia Universidad Católica Argentina. She specialized in Commercial Law at the University of Salamanca and also holds an MBA from the Universidad Torcuato Di Tella. Mrs. Bianchi also completed several programs such as: Industrial Law and Business Development at UADE, Tax Law at the Argentine Association of Fiscal Studies, Corporate Governance and Compliance at the Cámara de Industrias y Comercio Argentina y Alemana, and Anticorruption & New Brazilian Law (San Pablo, Brazil). For more than 15 years she practiced Law in several law firms such as “Carrizo Carricarte, Salgado & Bazán”, “Estudio Moltedo” and “Brons & Salas”. She also practiced Law for 5 years in Sao Paulo, Brazil. She worked for 8 years at General Mills Inc., where she served as Business Legal Leader for Argentina, and as Legal and Compliance Director for Latin America during the past six years. She has been our Chief Compliance Officer since September 2018. Her legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Independence of the Members of our Board of Directors and Audit Committee

The following described CNV regulations were taken into account to asses a director’s independence. In that sense, a director is not considered independent when such director (i) holds a position in the board of directors of an entity’s controlling shareholder or any other entity in the issuer’s corporate group at the time of the director’s appointment or if it held such position during the immediately preceding three years; (ii) has an affiliation with the issuer or to any of its shareholders who have a “Significant Participation” (defined as the right to appoint one or more directors in a company) at the time of the director’s appointment, or if it had such affiliation during the immediately preceding three years; (iii) has a professional relationship with, or is a member of a company that maintains professional relationships with, or receives remuneration or fees (other than those received in consideration of his performance as a director) from the issuer or any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the issuer, or with a third-party company that has a direct or indirect Significant Participation or a significant influence. This prohibition extends through the preceding three year period to the director’s appointment; (iv) directly or indirectly owns at least 5% in the issuer or in any other entity which holds a Significant Participation in the issuer; (v) directly or indirectly sells or provides goods or services (other than those set forth in (iii) above) to the issuer or to any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the issuer for an amount substantially exceeding his remuneration as a member of the board of directors. This prohibition extends through the preceding three year period to the director’s appointment; (vi) has been a director, manager or executive officer of not-for profit organizations which have received contributions in excess of those set forth in Resolution UIF N° 30/2011 (as amended) from the issuer, its controlling shareholder, any other member of the issuer’s corporate group or any of their executive officers; (vii) is entitled to any payments, including those derived from the director’s participation in stock option plans of the issuer or any company of its corporate group (other than those received in consideration of his performance as a director, dividends perceived pursuant to item (iv) or payments pursuant to item (v) above; (viii) has been a director of the issuer, its controlling shareholder or any other member of the issuer’s corporate group for more than ten years, provided that the director will be deemed independent following a three year period after he ceased to hold any such position; or (ix) is the spouse or legally recognized partner or family member (up to second grade of affinity or up to third grade of consanguinity) of persons who, if they were members of the board of directors, would not be deemed independent, pursuant to items (i) through (viii) above. In case that, following the director’s appointment, such director became subject to any of the restrictions in items (i) through (ix) above, such director shall be required to disclose this to the issuer, who in turn will be required to disclose it to the CNV. The directors and trustees appointed by the State are independent.

As of the date of the prospectuses, Directors Guillermo Emilio Nielsen, Hector Pedro Recalde, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Maria Cristina Tchintian, Ramiro Gerardo Manzanal, Celso Alejandro Jaque, and Arturo Carlos Giovenco, and Alternate Directors, Fernando Martín Cerdá, Lucio Mario Tamburo and Miguel Lisandro Nieri qualified as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

Composition and responsibilities of our Disclosure Committee

In February 2003, the Board of Directors created a Disclosure Committee to:

●	monitor overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

●	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or generally released to the markets;

●

direct, establish and maintain internal control systems that are adequate and efficient in order to ensure that our financial statements included in annual and quarterly reports as well as any accounting and financial information to be approved and filed by us is accurate, reliable and clear;

●	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed by us;

●

assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Report” —SEC Release number 33-8124) and the existence and maintenance of adequate procedures and controls for the generation of the information to be included in our annual report on Form 20-F and other information of a financial nature as required to be certified by our Chief Executive Officer and Chief Financial Officer;

●

take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements and any accounting or financial information to be filed with the CNV and other regulators of the stock markets where our stock is traded; and

●	formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

●	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded;

●	interim financial reports;

●	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders;

●	general communications to shareholders; and

●	presentations to analysts, investors, rating agencies and lending institutions.

As of the date of the prospectuses, the Disclosure Committee is composed of the following individuals:

Name	Position
Daniel Cristian González Casartelli	Chief Executive Officer
Diego Martin Pando	Controller and President of the Disclosure Committee
Luis Miguel Sas	Chief Financial Officer
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee
Santiago Martínez Tanoira	Downstream Executive Vice President
Pablo Bizzotto	Upstream Executive Vice President
Carlos Alfonsi	Operations and Transformation Executive Vice President
Marcos Browne	Gas and Power Executive Vice President
Santiago Álvarez	Corporate Affairs, Communication and Marketing Executive Vice President
Gustavo Chaab	Environment, Security and Health Vice President
Sergio Fabián Giorgi	Strategy and Business Development Vice President
Fernando Giliberti .	Supply Chain Vice President
José Manuel Aggio	Human Resources Vice President
Javier Horacio Fevre .	Internal Auditor
Carlos Agustín Colo .	Reserves Auditor
Sergio Damián Fernández	Chief Technical Officer

In addition to the members of our senior management whose outside business interests and experiences were described above, we include the following:

Gustavo Chaab

Mr. Chaab, ID No. 18.496.245, CUIL No. 20-18496245-5, earned a degree in industrial engineering from the Universidad Nacional de Cuyo, a postgraduate degree in energy and energetic planning from the IDEE/Fundación Bariloche, a master’s degree in International Business from the National Ponts et Chausses Ecole and completed the Advanced Study Program from the Massachusetts Institute of Technology. In 1994, he joined YPF at the Luján de Cuyo Refinery and took on several roles including Chief of Administration and Sales Area of this Refinery, Planning and Movement of products until 2001; Downstream Operative Planning Manager in 2004, Lubricants Business Manager in 2008, and Planning and Technical Development Manager for Refinement, Logistic and Chemistry in 2008. From 2011 to March 2017, he served as Manager of the Industrial Complex in La Plata. Mr. Chaab has been our Environment, Security and Health Vice President since March 2017. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

José Manuel Aggio

Mr. José Manuel Aggio, ID No. 20.529.673, CUIL No. 20-20529673-6, earned a law degree from the Universidad de Buenos Aires and completed the Executive Program at IAE Business School. He started his professional career at the Pérez Companc Group, where he held several management positions. For 25 years he held various positions in the HR area in Aguas Argentinas, Prudential Financial, Barrick Gold Corporation (Argentina and South America), San Miguel, el Tejar and Danone. His most recent function was HR Director for the Southern Cone at Danone. He has been our Human Resources Vice President since February 2018. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Javier Fevre

Mr. Fevre, ID N° 17.333.090, CUIL No. 20-17333090-2, earned a certified public accountant degree from the Argentine University of Business. He has held several positions throughout his career, including Auditor for the General Auditor Office, Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller, Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. He has been our Internal Auditor since September 2012. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Carlos Colo

Mr. Carlos Agustín Colo, ID No. 13.542.026, CUIL No. 20-13542026-4, is a Geologist graduated from Universidad Nacional de la Patagonia San Juan Bosco. In 1979 he joined YPF where he developed his career in the Upstream Sector. He started as Exploration geologist and then he served in different positions related to exploration and production. He held various positions within the Company as General Manager in Colombia, Director of the Las Heras Economic Unit, Director of the E&P Technical Management, Exploration Director and Executive Manager of Exploration and Development. He has been our Reserve Auditor since June 2017. His legal address is Macacha Güemes 515, Autonomous City of Buenos Aires.

Sergio Damián Fernández

Mr. Fernández, ID No. 17.074.449, CUIL No. 20-17074449-8, is an Electronics Engineer graduated from the Universidad Nacional del Tucumán. He also holds an MBA from Universidad Torcuato di Tella. He has over 20 years of experience leading the IT areas at Cargill. In 2003, he was in charge of setting up the shared services area for the Latin American infrastructure which required an organizational redesign to reduce costs and gain efficiencies. He became part of the Global IT Executive Committee, participating in key definitions of the organization. His last position, which reported to the CEO of that company, was Global IT Head, Food Ingredients and Bio Industrial Enterprise. He was also responsible for leading and developing the current Global IT strategy, holding at the same time the position as IT Head for Latin America. He is our Chief Technology Officer (CTO) and President of the Board of Directors of YPF Tecnología S.A. since June 2017.

Compliance with New York Stock Exchange Listing Standards on Corporate Governance

In accordance with the NYSE corporate governance rules, effective as of July 31, 2005, all members of the Audit Committee are required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC. Each of the members of our Audit Committee was determined to be independent in accordance with the applicable NYSE and SEC rules.

Significant differences between our corporate governance practices and those required by NYSE listing standards

Non-U.S. NYSE-listed companies may, in general, follow their home country corporate governance practices in lieu of most of the NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from those of U.S. companies under the NYSE listing standards.

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

Independence of the directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the board of directors of U.S. companies listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. The relevant Argentine rules for determining director independence are described under “—Independence of the Members of our Board of Directors and Audit Committee” above.

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory, but are recommended by the CNV under CNV’s General Resolution No. 622/13. The Company follows the CNV’s recommendation and has a Nomination and Compensation Committee established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s by-laws, which currently is composed of Directors Horacio Oscar Forchiassin, Guillermo Emilio Nielsen and Arturo Carlos Giovenco. As a result of the foregoing, all the members of the Compensation and Nomination Committee are independent.

Shareholder approval of equity compensation plans

The NYSE rules require that, with limited exemptions, all equity compensation plans be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the Board of Directors.

Separate meetings for non-management directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of its executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, which is comprised of independent directors.

Compensation of members of our Board of Directors

Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) and of the members of the Shareholders’ Surveillance Committee (Consejo de Vigilancia), if applicable, with respect to a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income. If the Company pays dividends, that percentage is increased proportionally up to 25% of net income, based on the amount of such dividends.

The Shareholders’ Surveillance Committee is a control entity regulated by the Argentine General Corporations Law, composed of shareholders of a corporation. As of the date of the prospectuses, YPF does not have a Shareholders’ Surveillance Committee, since the Argentine General Corporations Law requires us to have a Supervisory Committee, composed of statutory auditors.

The compensation of the Chairman and other directors acting in an executive capacity, together with the compensation of all other directors and members of the Shareholders’ Surveillance Committee, if applicable, requires the approval of an ordinary general shareholders’ meeting as provided by Argentine law. When one or more directors exercise special commissions or technical administrative functions and there are reduced profits or there is a lack of them, and there is a need to exceed the abovementioned limits, such remunerations may only be paid in excess of those limits if expressly agreed by the shareholders’ meeting, for which purpose the matter should be included on the agenda.

For the year ended December 31, 2019, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 659.9 million, excluding social security payments made by the Company as required by law, but including Ps. 145.1 million in the form of equity compensation plans, pensions, retirement or similar benefits that YPF provides to its Board of Directors and executive officers. During 2019, YPF’s performance-based compensation programs included a performance bonus program for approximately 7,300 non-unionized YPF employees and 8,900 unionized YPF employees. This bonus program is intended to motivate and reward individuals for the annual achievement of business objectives. The program compensated participants in cash based on a measurable and specific set of objectives established by YPF’s Management by Objectives Program and individual performance results.

In 2019, our shareholders’ meeting, as proposed by our Board of Directors, approved the creation of a voluntary reserve of Ps. 280 million for the fulfillment of our long-term incentive plan which contemplates compensation in shares for certain employees. To that end, the Company purchased its own shares in accordance with Section 64 et seq. of Law No. 26,831. For additional information see Note 2.b.10.iii and 36 to our Audited Consolidated Financial Statements. The share-based benefit plan: (i) encourages key personnel to align their performance with the objectives of the Company’s strategic plan, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in share price and (iii) assists in the retention of key personnel in the organization.

YPF’s directors do not have any service contracts with YPF involving the payment of compensation other than those previously mentioned for the performance of their duties with the Company. None of the members of our Board of Directors are party to any service contract with us or any our subsidiaries providing for benefits upon termination of their term in office.

The Strategy and Transformation Committee

The information provided below describes the composition and responsibilities of our Strategy and Transformation Committee as of the date of the prospectuses.

Composition and responsibilities

In August 2017, the Board of Directors created the Strategy and Transformation Committee to discuss issues related to the Company’s medium and long-term strategy and to act as liaison between the Board of Directors and the Executive Management Committee and the Company executives who are its members, in order to facilitate and expedite the internal treatment of the Company’s business development overall strategies; to promote and transversally review the Company’s transformation agenda, covering aspects of excellence and best operational practices in the industry, the commercial agenda, reviewing its organization with a central focus on the customer, the Company’s digitalization and technological renewal agenda, and the renewal of support areas with a special focus on cultural change in the area of human resources; and to resolve, in the event of unforeseen or emergency situations, the approval of the Company’s operations and / or necessary management.

As of the date of the prospectuses, The Strategy and Transformation Committee is composed of the following members:

Name	Position
Guillermo Emilio Nielsen	President of the Board of Directors
Ramiro Gerardo Manzanal	President of the Audit Committee
Horacio Oscar Forchiassin	President of Risk and Sustainability Committee

Name	Position
Pedro Martín Kerchner Tomba	President of the Compensation and Nomination Committee
Arturo Carlos Giovenco	President of the Legal and Institutional Affairs Committee – Director for Class A Shares

The Legal and Institutional Affairs Committee

The information provided below describes the composition and responsibilities of our Legal and Institutional Affairs Committee as of the date of the prospectuses.

Composition and responsibilities

In April 2016, the Board of Directors created the Compliance Committee, and changed its name in 2018 to Legal and Institutional Affairs Committee. Among its main functions, this committee is responsible for the supervision of management and analysis of the litigation strategy of the main pre-trial, arbitral and judicial disputes where YPF is a party, among other matters.

As of the date of the prospectuses, the Legal and Institutional Affairs Committee is composed of the following members:

Name	Position
Arturo Carlos Giovenco	Director - President
Guillermo Emilio Nielsen	Director
Héctor Pedro Recalde	Director

The Risk and Sustainability Committee

The information provided below describes the composition and responsibilities of our Risk and Sustainability Committee as of the date of the prospectuses.

Composition and Responsibilities

In April 2016, the Board of Directors created the Risk and Sustainability Committee to establish comprehensive management policies for business risks and to monitor their adequate implementation; to identify and evaluate the principal risk factors that are specific to the Company and/or its activity; and to monitor risks and implement corresponding mitigation actions, among other functions.

As of the date of the prospectuses, the Risk and Sustainability Committee is composed of the following members:

Name	Position
Pedro Martín Kerchner Tomba	President
Horacio Oscar Forchiassin	Director
Norberto Alfredo Bruno	Director
Ignacio Perincioli	Director
Ramiro Gerardo Manzanal	Director

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps. per share) (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
January 2019	—	—	—	—
February 2019	—	—	—	—

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps. per share) (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
March 2019	—	—	—	—
April 2019	—	—	—	—
May 2019				280,000,000
May 2019 (from 5/14 to 5/17)	411,623	680.23	411,623	496.41
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	—	—	—	—
December 2019	—	—	—	—

(a)

On April 26, 2019, the General and Extraordinary Shareholders’ Meeting was held, approving the amount of Ps. 280 million to establish a reserve to purchase Company shares, in order to make it possible for the Board of Directors to acquire Company shares when they consider it opportune, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future. The Board of Directors, at its meeting held on May 9, 2019, approved a Stock Compensation Plan for employees, which allows YPF to repurchase its shares on the BASE and NYSE for an aggregate amount of up to Ps. 280 million.

(b)	The average prices paid per share include commissions.

See Note 2.b.10.iii to the Audited Consolidated Financial Statements.

Diversity and Inclusion

YPF is a company that represents different countless ideas, experiences and contexts. It is committed to respecting and valuing the contribution of all of its employees.

Since 2017, the YPF Diversity Committee, integrated by a multidisciplinary team, represents the company’s main cross-sectional areas. Its mission is to promote a culture of diversity and gender equality at YPF.

In continuity with our 5-year action plan:

2018: Begin

2019: Create awareness

2020: Expand

2021: Change

2022: Naturalize

In 2019, we have been moving forward, focusing on creating awareness. This meant delving deeper along the path taken, making progress on new initiatives, and broadening the perspective and scope, focusing on three big axes:

●	Gender Equality

To remove barriers related to the admission, participation, promotion, compensation and recognition that hinder equity and equal opportunities.

●	Diversity

To promote equal opportunities at YPF, its value chain and participating companies. Be a point of reference for the community and customers.

●	Inclusion

Promote engagement, innovation and resilience through the sense of belonging.

2019 Highlights

Diversity continues as a strategic value in the Sustainability Report 2018, where we published an annex with the first YPF Diversity Report with the results from 2018.

We are one of the five leading companies driving the National Government Gender Equality Initiative with the support of the Interamerican Development Bank (IDB) and the World Economic Forum (WEF). In this context, in 2019, we conducted the referential self-diagnosis Occupational Quality Management in order to qualify to obtain the IRAM Certification for Gender Equality.

Likewise, we included gender equality and diversity as a value in our Code of Ethics and Conduct, adding Diversity & Inclusion Policy and Workplace Free of Abuse and Harassment Policy as additional annexes to our Code, and accompanied by the publication of a new version of the Behavior Manual.

By 2025 we have a milestone to reach 25% of women in leadership positions, so to reach this goal we incorporated, as part of the company’s goals, the objective of having women in leadership positions, hiring new professionals and implementing internships, as well as, a goal for including women as candidates for leadership and pre-leadership positions (coordinating and leadership positions). To comply with this, we continue monitoring the indicators that make possible to assess potential barriers to the admission, participation, promotion, compensation, and recognition of women at YPF.

Finally, among other measures, the following stand out:

●

We started 2019 by declaring our support to the Women’s Empowerment Principles (WEPs) from the UN Women and United Nations Global Compact, and we took the self-assessment of the WEP Gender Business Tool to identify our strengths and improvement areas.

●	We continue during 2019 with the cycle of offering inspiring open talks on gender, innovation, biases, diversity and inclusion.
●	Modules on diversity and gender equality were included in the company’s leadership programs.
●	A communication campaign promoting diversity was launched, telling the stories of YPF collaborators and their families, as well as an internal communication campaign about inappropriate conduct.
●	We launched an internal pilot mentoring program for 22 Mentees, 73% of the participants were female, and 38% of the female participants were promoted during the program.
●

Within the framework of the YPF Union Career, a module on diversity and gender equality was developed and AMJA (Asociación de Mujeres Jueces de Argentina) members provided training on gender awareness, domestic violence and human trafficking.

●	We hold courses on unconscious bias for different groups of interest and inclusion culture workshops.
●	We also participate as sponsors of the “Campaña del Consejo Publicitario Argentino sobre Estereotipos de Género” with the objective of making public our commitment to gender equity.
●	We launched the LIFE Leadership program focusing on female leadership and the Self-Development Workshop: Women in the lead.

Employability Programs

In 2019 we continued to develop our Employability Programs which reach different social groups in situations of vulnerability. Since its creation in 2016, 220 people with different types of disabilities were already part of this inclusive experience.

During December 2019, in accordance with the International Day of Persons with Disabilities, we celebrated the first year of “Full de la sonrisa” program, aimed at young people with intellectual disabilities (Down and Asperger syndromes).

On the other hand, we continue with the youth program for people between 18 and 24 years old, from adverse social environments and with incomplete secondary studies. To 2019, more than 350 young people have already participated.

Finally, we continue with the program aimed at people who were deprived of their freedom. This initiative is carried out with the support of the “Fundación Espartanos” and, likewise with the other initiatives, with the help of the National Ministry of Labor. As a result, ten participants at the end of their training, and as a result of their good performance, were incorporated in our staff.

Inclusive Purchases

We continue with our Programa de Compras Inclusivas Responsables (CIR), adding organizations to our Inclusive Supplier Base and making purchases for more than Ps. 10 million during 2019.

We created, registered and patented our CIR seal, with the aim of internally identifying the management and actions related to adjudications within the program’s scope.

Employee Matters

Our total workforce consists of permanent and temporary employees. As of December 31, 2017, 2018 and 2019, we had 19,072, 21,314 and 22,932 employees, respectively. In 2019, the number included 9,122 employees in the Downstream business segment, 3,519 employees in the Upstream business segment, 1,553 employees in the Gas & Power business segment and 8,738 employees in the Central Administration and Other business segments. We had 2,615 temporary employees in 2019. The most significant variation in 2019 included an increase of employees at A-Evangelista S.A., our engineering and construction company, by 1,273 employees during 2019 due to the implementation of new projects. Approximately 39% of our employees are represented by the Federation of Oil Workers Union (“SUPeH”) that negotiates labor agreements and salaries applicable to YPF and OPESSA unionized employees. SUPeH is in continuous negotiation with YPF, and we maintain a good level of communication. In general, requests of labor unions in connection with the petrochemical industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are mainly represented by sixteen other unions. Approximately 56% of third-party employees, mostly in the Upstream business, are represented by nine unions with whom we directly negotiate labor agreements and salaries. These unions are clustered into three groups: Petroleros Privados, which consists of five unions, Personal Jerárquico, which consists of three unions, and SUPeH Emprendimientos. The remaining 44% of third-party employees are represented by unions with whom we do not participate in labor agreements.

During 2016, YPF sought to create an addendum to the main Union’s Labor Agreements that would result in greater levels of efficiency, productivity and sustainability in the Shale and Tight operations. During 2017, as a result of collaboration with the main actors in the industry, including the Argentine government, provincial governors, Unions and representatives of the main production companies, YPF created and rolled out an addendum to the main union’s labor agreements that resulted in greater levels of efficiency, productivity and sustainability in the Shale and Tight operations. The addendum was signed with both Neuquén Unions in January 2017, and extended to the Chubut unions, including shale, tight and conventional operations. By the end of 2017, similar agreements were reached individually with Santa Cruz’s main services companies. During 2018, as a result of collaboration with the main actors in the industry, including Neuquén authorities, and the Oil & Gas Unions, YPF came out with an “armor” to prevent strikes, by using every dispute resolution mechanism included in Collective Bargaining Agreements. During 2019 collective bargaining agreements with similar mechanisms were reached in Mendoza.

As of December 31, 2019, YPF was a party to approximately 1,075 labor lawsuits related to events or acts that took place after December 31, 1990. The outcome of these lawsuits will depend on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and nature of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

As of December 31, 2019, there were also approximately 45,000 third-party employees under contract, mainly with large international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we are not in a position to ensure that the contractors employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that recognized joint and several liabilities between the contractor and the entity to which it was supplying services under certain circumstances.

The following table provides a breakdown of our employees by segment as of December 31, 2019.

Employees by Business Units
Upstream	3,519
Downstream	9,122
Gas and Power (1)	1,553
Central Administration and Others (2)	8,738
Total YPF	22,932

(1)	Includes 1,439 employees of Metrogas S.A. and its subsidiaries.
(2)	Includes 6,406 employees of A-Evangelista S.A.

The following table provides a breakdown of our employees by geographic location as of December 31, 2019.

Employees by geographic location
Argentina	22,776
Rest of South America	156
Total YPF	22,932

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

From 1999, and until the approval of the sanction of the Expropriation Law, we were a company controlled by Repsol, an integrated oil and gas company with headquarters in Spain and operations in much of the world. Repsol has owned approximately 99% of our share capital since 2000 As a consequence of the different transactions that took place from 2008, Repsol ended with 57.43% of our share capital as of April 30, 2012.

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine Republic and certain provincial governments already own our Class A and Class B shares. See “Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government owns 51% of the shares of the Company.” Additionally, see “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 26,932” for a description of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol. As of the date of the prospectuses, the transfer of the shares subject to expropriation between the Argentine Executive Branch and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, taking into account their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Argentine federal and provincial governments and our Employee fund as of March 19 , 2020:

	Number of shares	(%)
Shareholders Class D:
National State (1)	200,589,525	51.000%
Floating (2)	192,671,458	48.987%
Shareholders Class A:
National State (3)	3,764	0.001%
Shareholders Class B:
Argentine provincial governments (4)	7,624	0.002%
Shareholders Class C:
Employee fund (5)	40,422	0.010%

(1)

The expropriated Class D shares, which represent 51% of our share capital, and which now are owned by the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Decree No. 7/2019

(2)

According to data provided by The Bank of New York Mellon, as of March 19, 2020, there were 163,802,509 ADSs outstanding and 46 holders of record of ADSs. Such ADSs represented approximately 42% of the total number of issued and outstanding Class D shares as of such date.

(3)	Reflects the ownership of 3,764 Class A shares by the Argentine Republic.

(4)	Reflects the ownership of 7,624 Class B shares by provincial governments.
(5)	Reflects the ownership of 40,422 Class C shares.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2019 are set forth in Note 35 to the Audited Consolidated Financial Statements. The main related party transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps. 28,116 million in 2019), our purchase of petroleum and other products and services that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps. 15,603 million in 2019), as well as what is mentioned in the following paragraphs.

In addition, since the Expropriation Law (See “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”), the Argentine Republic owns 51% of the shares of the Company. Consequently, and in addition to transactions mentioned in the paragraph above, we are party to numerous agreements with the federal government, as well as with certain agencies or institutions of companies with state participation.

The information disclosed in Note 35 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2019, December 31, 2018 and December 31, 2017, and transactions with the aforementioned parties for the twelve-month periods ended December 31, 2019, 2018 and 2017. Information regarding major transactions with government entities are also described in Note 35 to the Audited Consolidated Financial Statements.

In addition, see Note 2.b.10 to our Audited Consolidated Financial Statements regarding our long-term share compensation plan and other plans offered to certain personnel.

For an organizational chart showing our organizational structure, including our interests in our principal affiliates, see Note 1 to our Audited Consolidated Financial Statements.

Argentine Law Concerning Related Party Transactions

Sections 72 and 73 of the Capital Markets Law provide that before a company whose shares are listed in Argentina (the “Issuer”) may enter into an act or contract involving a “significant amount” with a “related party” or “related parties”, the Issuer must obtain approval from its Board of Directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction are consistent with those that could be obtained on an arm’s-length basis.

For the purpose of Section 72 of the Capital Markets Law and CNV Regulations, “significant amount” means an amount that exceeds 1% of the issuer’s net worth as reflected in the latest approved financial statements. For purposes of these Sections of the Capital Markets Law, “related party” means (i) the directors, members of the Supervisory Committee or of the Surveillance Committee, or managers of the Issuer; (ii) the persons or entities that control or hold a significant participation in the Issuer or in its controlling shareholder (as regulated by CNV); (iii) any other company under common control of the same controlling company; (iv) ascendants, descendants, spouses or brothers of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly significant participations.

As long as it is not included in items (i) to (v) above, a company controlled by the Issuer shall not be considered a “related party” with regards to Section 72 of the Capital Markets Law.

The acts or contracts referred to above, immediately after being approved by the board of directors, shall be disclosed to the CNV, making express indication of the audit committee’s and/or independent valuation firm’s opinion, as the case may be. Additionally, on the business day following the day the transaction was approved by the board of directors, the Audit Committee’s or the independent valuation firms’ opinions, as the case may be, shall be made available to the shareholders at the Issuer’s principal executive offices. This shall also be informed to the shareholders by a publication in the market’s bulletin.

If the Audit Committee and/or the two independent valuation firms do not consider that the contract is on arm’s-length terms, approval must be obtained at the Company’s shareholders’ meeting, prior to the transaction.

FINANCIAL INFORMATION

Financial Statements

See Note 18 for our Audited Consolidated Financial Statements, incorporated by reference to the prospectuses.

Legal Proceedings

The descriptions of the legal proceedings in Notes 15, 31 and 32.b to the Audited Consolidated Financial Statements are incorporated herein by reference.

MARKET INFORMATION

Markets

Shares and ADSs

The last information available to us regarding the Argentine stock market is set forth in the table below:

	2019	2018	2017
Market capitalization (in billions of pesos) (1)	2,409	10,786	6,877
As percent of quarterly GDP (2)	11%	74%	65%
Volume (in billions of pesos) (3)	10,467	4,071	2,559
Average daily trading volume (in millions of pesos) (4)	32,080	19,278	13,509

(1)	Market capitalization as of end of December for each year.

(2)	INDEC GDP Provisional Data.

(3)	Considers the total sum of transactions from January to December for each year.

(4)	Includes the average daily volume of the Stocks and Public Titles traded during each year.

Admission to the ByMA Corporate Governance Plus Panel

The Company was admitted to the special panel denominated “Corporate Governance Plus Panel” (CG+ Panel) created by ByMA on December 2018.

ByMA’s Corporate Governance Panel is a market segment which is composed by companies who voluntarily adhere to increased standards of good corporate governance and transparency compared to those required under Argentine regulations and who assume the commitment to their monitoring on a periodic basis. Such standards are in line with the corporate governance principles of the Organization for Economic Co-operation and Development (OECD), which were adopted by the G20.

Argentine Securities Market

The securities market in Argentina was originally composed of 5 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Córdoba, Mendoza, Rosario and Santa Fe, with affiliated stock markets and, accordingly, authorized to quote publicly offered securities. However, this system was affected by the enactment of Law No. 26,831 as amended by Law No. 27,440 and its regulatory Decree No. 471/2018 (the “Capital Markets Law”), along with the regulations issued by the CNV, mainly contained in Resolution No. 622/2013, as amended and complemented (the “CNV Rules”), which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV.

The BASE, which began operating in 1854, was the principal and longest-established stock exchange in Argentina. The exchange functions of the BASE have now been absorbed by the S&P MERVAL, which is a stock market authorized by the CNV to function as such, under the Capital Markets Law. The S&P MERVAL and the BASE have entered into an agreement which has been approved by the CNV, whereby the S&P MERVAL has delegated to the BASE certain functions, such as: (i) the authority to grant listing authorization for securities; (ii) the authority to constitute arbitration courts; and (iii) the issuance of a public information bulletin.

On December 29, 2016, the Board of Directors of the CNV approved the creation of Bolsas y Mercados Argentinos (“ByMA”) as a new market. The shareholders of ByMA are the S&P MERVAL and BASE, with each holding 60% and 40% of the capital stock of ByMA, respectively.

The Argentine securities market is regulated and overseen by the CNV, pursuant to the Capital Markets Law which governs the regulation of securities exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Argentine Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned 99.96% by ByMA. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the ByMA and operates through Millenium.

Among the key provisions of the Capital Markets Law are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Capital Markets Law includes provisions regarding the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system – as well as regulations for voluntary tender offers - and other provisions, like new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV pursuant to General Resolution No. 622/2013, as amended. Before offering securities to the public in Argentina, an issuer must fulfill certain requirements established by the CNV in regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on an authorized market. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS and various other periodic reports with the CNV and the authorized market on which their securities are listed, as well as to report to the CNV and the relevant authorized market any event related to the issuer and its shareholders that may materially affect the value of the securities traded.

DIVIDENDS

Under our by-laws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except that shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No provision of our by-laws or of the Argentine General Corporations Law gives rise to future special dividends only to certain shareholders.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. In addition, under the Argentine General Corporations Law, our Board of Directors has the right to declare dividends subject to further approval of the shareholders’ meeting.

Although we have not adopted a formal policy regarding dividends, we intend to maintain the practice of an annual distribution, within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal and / or contractual restrictions that apply at all times, and the general conditions of the economic and financial context. At the shareholders’ ordinary and extraordinary general meeting held on April 29, 2016, a dividend of Ps. 889 million (Ps. 2.26 per share or ADS) was authorized for distribution by December 31, 2016, which was paid in July 2016. At the shareholders’ ordinary and extraordinary general meeting held on April 28, 2017, a dividend of Ps. 716 million (Ps. 1.82 per share or ADS) was authorized and paid in December 2017. At the shareholders’ ordinary and extraordinary general meeting held on April 27, 2018, a dividend of Ps. 1,200 million (Ps. 3.05 per share or ADS) was authorized and paid in December 2018. At the shareholders’ ordinary and extraordinary general meeting held on April 26, 2019, an allocation of Ps. 4,800 million to a reserve for future dividends was authorized empowering the Board of Directors, up to the date of the next General Ordinary Shareholders Meeting that will consider the Financial Statements closed as of December 31, 2019. Dividends of Ps. 5.85 per share or ADS was authorized and paid in July 11, 2019. On March 5, 2020, the Board decided to propose the following to the General Ordinary Shareholders’ Meeting: a) to completely eliminate the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; b) to fully absorb accumulated losses in unallocated results of up to Ps 34,071 million against amounts corresponding to the discontinued reserves for up to that amount; and c) to allocate the remaining of the discontinued reserves for up to Ps 13,184 million as follows: (i) Ps 550 million to stablish a reserve for purchasing YPF shares, in order to grant the Board of Directors the possibility to acquire YPF shares, subject to the provisions under the “Bonus and incentives plan” of the Prospectus, at any time as it considers appropriate, and comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future; (ii) the sum of Ps 3,700 million to a reserve for future dividends, authorizing the Board of Directors, until the date of the next Ordinary General Shareholders’ Meeting that will consider the Financial Statements closed as of December 31, 2020, to determine the opportunity and the amount of such distribution, if it is considered convenient and doable, taking into account contractual, financial conditions and the availability of funds, as well as operating results, investments and other aspects that it deems relevant in the development of the activities of YPF S.A; and (iii) the sum of Ps 8,934 million to stablish a reserve for investments in accordance with article 70, paragraph third of the General Corporations Law N° 19,550, as amended.

The following table sets forth for the periods and dates indicated, the dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83
2014	—	—	1.18	—	1.18

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2015	—	—	1.28	—	1.28
2016	—	—	2.26	—	2.26
2017	—	—	—	1.82	1.82
2018	—	—	—	3.05	3.05
2019	—	—	5.85	—	5.85

Amount Available for Distribution

Under Argentine General Corporations Law, dividends of a listed Argentine company that makes public offering of its shares may be lawfully paid only out of liquid and realized profits reflected in the annual audited financial statements of the Company prepared in accordance with accounting rules prevailing in Argentina and CNV regulations and approved by a shareholders’ meeting. The Board of Directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, in cash, or based on special or quarterly financial statements with the report of the external auditor and the Supervisory Committee, in which case the members of the Board, the members of the Shareholders’ Surveillance Committee (Consejo de Vigilancia) when applicable, and of the Supervisory Committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our by-laws, the Company is required to maintain a legal reserve of at least 5% of the fiscal year’s income until such reserve equals 20% of the then-outstanding capital stock of the Company. The legal reserve is not available for distribution to shareholders.

Under our by-laws, the Company’s liquid and realized profits are applied as follows:

●	1) at least 5% of net income, plus (less) prior fiscal year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital;

●	2) an amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Directors, Senior Management and Employees—Compensation of members of our Board of Directors”;

●	3) an amount is segregated to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be (the Company does not currently have preferred stock); and

●	4) the remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our Board of Directors submits the Company’s financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the yearly financial statements of the Company and determine the allocation of its net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days from the shareholders’ meeting approving such dividends. In cases where the shareholders meeting delegates the authority for the distribution of dividends to the Board of Directors, the payment of dividends has been usually resolved within 30 days from the relevant Board of Directors’ resolution. In the case of payment of stock dividends, or payment of both stock and cash dividends, both shares and cash are required to be available within three months of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends declared by the shareholders’ meeting is five years from the date on which it has been made available to the shareholder. However, according to Article 2,537 of the Argentine Civil and Commercial Code, the statute of limitations on the right of any shareholder to receive dividends declared before August 1, 2015 is three years.

Owners of ADSs are entitled to receive any dividends payable with respect to the underlying Class D shares. Cash dividends are paid to the Depositary in pesos, directly or through The Bank of New York Mellon, as depositary, although the Company may choose to pay cash dividends outside Argentina in a currency other than pesos, including U.S. dollars as long as the applicable laws and regulations allow it. The deposit agreement provides that the Depositary shall convert cash dividends received by the Depositary in pesos to dollars, to the extent that, in the judgment of the Depositary, such conversion may be made on a reasonable basis, and, after deduction or upon payment of the fees and expenses of the Depositary, shall make payment to the holders of ADSs in U.S. dollars.

ADDITIONAL INFORMATION

Capital Stock

Information on our capital stock is given below, with brief summaries of some provisions of our statutes, the General Companies Law and some related laws and regulations, in force as of the date hereof. The following summary description of our share capital is not intended to be complete and must be read in its entirety together with our bylaws, the General Companies Law and the provisions of the other applicable Argentine laws and regulations, including the CNV Rules.

General Aspects

Our capital stock consists of Ps 3,933,127,930, divided into 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each and the right to one vote per share. Our total capital stock has not changed since December 31, 2004.

In November 1992, the Privatization Law became effective. Pursuant to the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares, representing approximately 45% of our outstanding capital stock, which had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B shares to the Argentine provinces, which represented approximately 11% of our outstanding capital stock, and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class B shares, representing approximately 13% of our outstanding capital stock. As a result of these transactions, the Argentine government’s ownership percentage of our capital stock was reduced from 100% to approximately 30%, including shares that had been set aside to be offered to our employees upon establishment of the terms and conditions by the Argentine government in accordance with Argentine law. The shares set aside to be offered to employees represented 10% of our outstanding capital stock.

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution No. 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the Company who was allegedly excluded from the Argentine government’s YPF PPP filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Under the jurisprudence of the CSJN upholding numerous decisions of the relevant Argentine Courts of Appeals, YPF believes it will not be held liable for claims of this nature related to the PPP. Through Law No. 25,471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and were declared of public interest and are currently held by the Republic of Argentina, will be assigned as follows: 51% to the Argentine federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Key Information—Risk Factors—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.”

See Note 29 to the Audited Consolidated Financial Statements, “Information on the Company—History and Development of YPF,” “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Decree No. 272/2015 and Decree N° 7/2019” and “Major Shareholders and Related Party Transactions.”

Memorandum and Articles of Association

YPF’s by-laws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993 under number 5,109 of the book of Corporations number 113, volume “A.”

At a shareholders’ meeting on April 29, 2016, YPF’s shareholders approved an amendment to YPF’s by-laws. Copies of the by-laws, which have been filed as Exhibit 1.2. to YPF’s 2016 annual report on Form-20 filed on April 7, 2017, are also available at the offices of YPF, and on its own web site at

https://www.ypf.com/inversoresaccionistas/GobiernoCorporativo/paginas/estatuto.aspx

For a detailed description of YPF’s object and purpose, see “Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws.

Pursuant to Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of YPF’s capital stock may also request that a shareholders’ meeting be called.

A shareholders’ meeting shall be called at least 20 calendar days – and no more than 45 calendar days - prior to the meeting date by notice published in the legal publications journal (Official Gazette), in an Argentina newspaper of wide circulation and in the bulletin of the BASE for a period of 5 days. The notice shall include the type of meeting to be held, date, time and place of the meeting, the agenda to be discussed and the specific requirements shareholders must meet to attend the meeting.

Shareholders’ Meetings

As previously noted, pursuant to the Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of the Company may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. The Company is required to convene and hold an ordinary meeting of shareholders within four months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine General Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, all or a substantial part of the assets of the Company as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to the Company are paid partially or totally with a percentage of the income, results or earnings of the Company, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of meetings

Notice of shareholders’ meetings must be published for 5 days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the BASE, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without publication of the call if all the shares of the outstanding share capital of the Company are present in the meeting and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and voting requirements

Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. In case of a meeting on second call (provided that the quorum is not available at the first meeting), action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote and pursuant to our by-laws if such quorum is not available, a meeting on second call may be held, with the presence of any number of shares entitled to vote. In both cases action may be taken, by the holders of an absolute majority of the shares present, regardless of the number of such shares.

Our by-laws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) delisting of our shares from ByMA or NYSE, and (iv) a spin-off by us, when as a result of such spin-off more than 25% of our assets are transferred to the resulting corporations, (even in case that such result is reached by several spin-offs during a one year term), a majority of the shares representing 75% or more of our voting shares is required, both in first and second call.

Our by-laws also establish that in order to approve (i) certain amendments to our by-laws concerning tender offers of shares, (ii) the granting of certain guarantees in favor of our shareholders, (except when the guarantee and the guaranteed obligation where assumed while procuring the corporate purpose set forth in our by-laws) (iii) full stop of refining, commercialization and distribution activities and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, both in first and second call.

The affirmative vote of Class A shares, voting at a special meeting of the holders of such shares is also needed to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the company; and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law

To affect the rights of any class of shares, the affirmative vote of such Class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the by-laws of the Company in which such same special majority is required.

In order to attend the meeting, shareholders must deposit their shares, or a certificate representing book-entry shares issued by a bank, clearing house or depository trust company, with us. This certificate will allow each shareholder to be registered in the attendance book which closes 3 business days before the date on which the meeting will be held. The Company will issue to each shareholder a deposit certificate required for admission into the meeting. Shares certified and registered in the attendance book may not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

Under the Argentine General Corporations Law, foreign companies that own shares in an Argentine corporation are required to register in the National Corporations Registry (held by the Ministry of Justice and Human Rights, or the agency to be determined by such ministry to that effect, according to Decree No. 27/2018 - published on January 11, 2018 in the Official Gazette) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. Accordingly, if a shareholder owns Class D shares directly (rather than in the form of ADSs) and it is a non-Argentine company, and such shareholder fails to register in the National Corporations Registry, the ability to exercise its rights as a holder of Class D shares may be limited.

According to Section 62 Bis of the Capital Markets Law and to General Resolution No. 789 of the CNV, issued on March 29, 2019, foreign companies may vote in shareholders’ meetings by a duly authorized attorney in fact.

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal regarding the approval of their management duties or their removal for cause.

Shareholders who have a conflict of interest with the Company and who do not abstain from voting may be liable for damages to the Company, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to the Company or to other third parties, including shareholders.

The affirmative vote of our major shareholder is needed to adopt certain resolutions of the Company.

Preemptive and Accretion Rights

Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe a number of shares of the same class sufficient to maintain the holder’s existing proportionate holding of shares of that class. Preemptive rights also apply to issuances of convertible securities, but do not apply upon conversion of such securities. Pursuant to the Argentine General Corporations Law, in exceptional cases and on a case-by-case basis when required for the best interest of the Company, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that such limitation or suspension of the shareholders’ preemptive rights is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

Under its by-laws, the Company may only issue securities convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Capital Markets Law relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as YPF, may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any non-preempted shares, in accordance with the following procedure:

●	Any non-preempted Class A shares will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class A shares.

●	Any non-preempted Class B shares will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any such Class B shares.

●	Any non-preempted Class C shares will be assigned to any PPP participants who exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any such Class C shares.

●	Any non-preempted rights will be assigned to holders of Class D shares that exercised their preemptive rights and indicated their intention to exercise accretion rights; any remaining Class D shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise accretion rights.

The term for exercise of accretion rights is the same as that fixed for exercising preemptive rights.

Voting

Under our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of members of the Board of Directors and the Supervisory Committee and are entitled to appoint one director, and the alternate director and one member of the Supervisory Committee and the alternate member, (ii) have certain veto rights, as described below.

Class A Veto Rights

Under the by-laws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the company; and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Reporting Requirements

Pursuant to our by-laws, any person who, directly or indirectly, through or together with its affiliates and persons acting in concert with it, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify the Company of such acquisition within 5 days of its closing, in addition to complying with any requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, the Company. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to the regulations of CNV, any person that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose:

a) acquire or dispose of shares or securities convertible into shares, or acquire call or put options over them;

b) alter the integration or configuration of its direct or indirect interest over the capital stock of an issuer;

c) convert notes (“obligaciones negociables”) into shares;

d) exercise the put or call options of the securities referred to in a); or

e) change their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events;

is required to inform CNV and BYMA of such circumstances, immediately after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above.

In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised in the shareholders´ meetings of YPF.

Similar information is required to be submitted to CNV and BYMA in the event of changes over the interests previously informed, until becoming a controlling shareholder in which case the regulations applicable to him shall become applicable.

Certain Provisions Relating to Acquisitions of Shares

Pursuant to our by-laws:

●	each acquisition of shares or convertible securities, as a result of which the acquirer, directly or indirectly, through or together with its affiliates and persons acting in concert with it (jointly referred to as an “Offeror”), would hold or control shares that, in concert with the prior holdings of such Offeror, of shares of such class, if any, would represent:

●	15% or more of the outstanding capital stock, or

●	20% or more of the outstanding Class D shares; and

●	each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of our capital prior to such acquisition) (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “—Restrictions on Control Acquisitions”.

In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition (“Related Party Share Acquisition”), must be carried out in accordance with the provisions described under “—Restrictions on Related Party Share Acquisitions” below. The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Share Acquisition carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders’ meetings.

The Expropriation Law has not triggered these obligations.

Restrictions on Control Acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A shares, if any are outstanding, and make a public tender offer for all of the outstanding shares and convertible securities of the Company. Such public tender offer shall not be needed for the subsequent acquisitions of an Offeror, who already owns or controls shares that represent 15% or more of the outstanding capital stock, or 20% or more of the outstanding Class D shares, as long as such Offeror does not own or control, previously or as a consequence of these acquisitions, shares that represent more than 50% of the capital stock. For any subsequent acquisition made by an Offeror already owning or controlling more than 50% of the capital stock of the Company prior to such acquisition it is neither required to obtain the approval of the Class A shares, nor to make a public tender offer. The Offeror will be required to provide the Company with notice of, and certain specified information with respect to, any such tender offer at least fifteen business days prior to the commencement of the offer, as well as the terms and conditions of any agreement with any shareholder proposed for the Control Acquisition (a “Prior Agreement”). The Company will send each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to publish a notice containing substantially the same information in a newspaper of general circulation in Argentina, New York and each other city in which the Company’s securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to us, until the offer expires.

Our Board of Directors shall call a special meeting of the holders of Class A shares to be held 10 business days following the receipt of such notice for the purpose of considering the tender offer. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

The tender offer must be carried out in accordance with a procedure specified in our by-laws and in accordance with any additional or stricter requirements of jurisdictions, exchanges or markets in which the offer is made or in which the securities of the Company are traded. Under the by-laws, the tender offer must provide for the same price for all shares tendered, which price may not be less than the highest of the following (the “Minimum Price”):

(i)	the highest price paid by, or on behalf of, the Offeror for Class D shares or convertible securities during the two years prior to the notice provided to the Company, subject to certain antidilution adjustments with respect to Class D shares;

(ii)	the highest closing price for the Class D shares on the BASE during the thirty-day period immediately preceding the notice provided to the Company, subject to certain antidilution adjustments;

(iii)	the price resulting from clause (ii) above multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Offeror for Class D shares during the two years immediately preceding the date of the notice provided to the Company and the denominator of which shall be the closing price for the Class D shares on the BASE on the date immediately preceding the first day in such two-year period on which the Offeror acquired any interest in or right to any Class D shares, in each case subject to certain antidilution adjustments; and

(iv)	the net earnings per Class D share during the four most recent full fiscal quarters immediately preceding the date of the notice provided to us, multiplied by the higher of (A) the price/earnings ratio during such period for Class D shares (if any) and (B) the highest price/earnings ratio for the Company in the two-year period immediately preceding the date of the notice provided to the Company, in each case determined in accordance with standard practices in the financial community.

Such offer must remain open for a minimum of 20 days and a maximum of 30 days following the provision of notice to the shareholders or publication of the offer, and shareholders must have the right to withdraw tendered shares at any time up until the close of the offer. Following the close of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, unless the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, in which case the Offeror may withdraw the tender offer. Following the close of the tender offer, the Offeror may consummate any Prior Agreement within 30 days following the close of the tender offer; provided, however, that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to the Company on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.

The Expropriation Law has not triggered these obligations.

Restrictions on Related Party Share Acquisitions

The price per share to be received by each shareholder in any Related Party Share Acquisition must be the same as, and must not be less, than the highest of the following:

(i)	the highest price paid by or on behalf of the party seeking to carry out the Related Party Share Acquisition (an “Interested Shareholder”) for (A) shares of the class to be transferred in the Related Party Share Acquisition (the “Class”) within the two-year period immediately preceding the first public announcement of the Related Party Share Acquisition or (B) shares of the Class acquired in any Control Acquisition, in each case, subject to certain antidilution adjustments;

(ii)	the highest closing sale price of shares of the Class on the BASE during the thirty days immediately preceding the announcement of the Related Party Share Acquisition or the date of any Control Acquisition by the Interested Shareholder, subject to certain antidilution adjustments;

(iii)	the price resulting from clause (ii) multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Interested Shareholder for any share of the Class during the two years immediately preceding the announcement of the Related Party Transaction and the denominator of which shall be the closing sale price for shares of the Class on the date immediately preceding the first day in the two-year period referred to above on which the Interested Shareholder acquired any interest or right in shares of the Class, in each case, subject to certain antidilution adjustments; and

(iv)	the net earnings per share of the shares of the Class during the four most recent full fiscal quarters preceding the announcement of the Related Party Transaction multiplied by the higher of the (A) the price/earnings ratio during such period for the shares of the Class and (B) the highest price/earnings ratio for the Company in the two-year period preceding the announcement of the Related Party Transaction, in each case determined in accordance with standard practices in the financial community.

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of our capital stock, or that constitutes a merger or consolidation of us, must be approved in advance by the Class A shares while any such shares remain outstanding.

The Recently amended Capital Markets Law and CNV Regulations:

CNV passed in December 2018 the General Resolution No. 779 which regulates the new regime of tender offers established by Law No. 27,440 which amended the Capital Markets Law and was published in May 2018. Under this new regime, a mandatory tender offer at a fair price (determined according to such law) shall be issued by anyone who acting individually or in coordination with others, has effectively obtained a controlling interest of a public company, which is deemed to occur: i) directly or indirectly, when obtaining a percentage of votes equal to or higher than 50% of a public company or, ii) when the percentage of votes obtained is below 50% but acts as controller of a public company (i.e. has an interest in the capital stock of the company or securities with voting rights that grants the necessary votes to adopt resolutions in ordinary general shareholders meetings or to appoint or revoke the majority of the directors or members of the Statutory Auditor´s Committee). The tender offer shall be made as soon as possible after closing of the share acquisition but no later than 1 month from such closing.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate which required the Central Bank to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, the “Public Emergency Law”, see “Information of the Company - Public Emergency”), formally putting an end to the Convertibility Law regime and abandoning the U.S. dollar-peso parity. The Public Emergency Law, which had been periodically extended and expired on December 31, 2017, by Law No. 27,200, had granted the Argentine Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. However, on December 23, 2019, Law No. 27,541 was published, which again declared the public emergency until December 31, 2020 (see “Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine Government – Public Emergency”). The annual rate of devaluation of the peso was approximately 59.0% from December 31, 2018 to December 31, 2019 based on the period-end exchange rates for U.S. dollars as of December 31, 2019 and 2018. See “—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”.

By means of Decree No. 27/2018 dated January 11, 2018, the Free Exchange Market (Mercado Libre de Cambios - “MELI”) was created, as a replacement of the Free Single Exchange Market (Mercado Unico Libre de Cambios - “MULC”), for purposes of providing additional flexibility to the market, to enable competition and allow for the entry of new operators into the foreign exchange market, thus reducing systemic costs. Exchange operations will be conducted through the MELI by financial entities and other participants authorized by the Central Bank to conduct regular transactions or purchase and sale of foreign currency, gold coins or deliverable gold bars and travelers’ checks, and transfers and similar analogous foreign exchange operations. By means of Decree No. 609/2019 dated September 1, 2019 (the “Decree 609”), the Argentine Executive Branch established that, until December 31, 2019, the export value of goods and services was required to be repatriated to Argentina and converted to pesos by means of settlement in the foreign exchange market (the “FX Market”) in accordance with the conditions and terms set forth by the Central Bank. According to the provisions of Decree 609, the Central Bank by means of Communication “A” 6770, as amended and restated by Communication “A” 6844 and supplemental regulations related to the obligation to repatriate and convert the exchange value of export of goods and services (the “FX Regime”), defined in which cases access to the FX market to purchase foreign currency and precious metals as well as transfers abroad will be subject to prior approval by the Central Bank, taking into consideration the different situations of individuals and legal entities. See “—Exchange Regulations.”

On December 28, 2019, by means of Decree No. 91/2019 (“Decree 91”) the Argentine Executive Branch amended Article 1 of Decree 609 (which established that, until December 31, 2019, the value of export of goods and services must be repatriated to Argentina and converted to in accordance with the terms and conditions set forth by the FX Regime), extending the obligation to repatriate and settle through the FX Market for an indefinite period of time.

Currently, and pursuant to the FX Regime, only importers and exporters who meet the requirements set forth by the FX Regime can access to the FX market, while individuals can buy up to U.S.$200 per month from entities licensed to conduct foreign exchange transactions and the Central Bank may intervene by selling or buying U.S. dollars in the FX market. See “—Exchange Regulations.”

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine peso.

	Low	High	Average (1)	Period End
	(pesos per U.S. dollar)
Year ended December 31,
2015	8.73	13.76	9.39	13.01
2016	13.07	16.04	14.78	15.85
2017	15.17	18.83	16.76	18.77
2018	18.42	40.90	29.32	37.81
2019	37.04	60.00	49.23	59.90
Month
October 2019	57.70	60.00	58.53	59.73
November 2019	59.54	59.88	59.74	59.86
December 2019	59.82	59.96	59.88	59.90
January 2020	59.82	60.33	60.01	60.33
February 2020	60.43	62.21	61.35	62.21
March 2020 (2)	62.25	64.47	63.12	64.47

Source: Central Bank

(1)	Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

(2)	Through March 31, 2020.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Regulations

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfers of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine peso was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree No. 1,570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade.

In June 2003, the Argentine government set restrictions on capital flows that came into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

On June 9, 2005, by means of Decree No. 616/2005, the Argentine Executive Branch established that (a) all inflows of funds into the domestic foreign exchange market arising from foreign debts incurred by individuals or entities of the private sector, excluding foreign trade financing and primary issuances of debt securities admitted to public offering and authorized to be listed and/or traded on self-regulatory markets; and (b) all inflows of funds of non-residents channeled through the local foreign exchange market to be applied to: holdings of local currency, acquisition of all types of financial assets or liabilities in the financial or non-financial private sector, to the exclusion of direct foreign investment and primary issuances of debt securities and shares admitted to public offering and authorized to be listed and/or traded in self-regulatory markets, and investments in Government securities acquired in secondary markets must meet the following requirements: (i) the funds entering the country may only be transferred out of the local foreign exchange market at the expiration of a term of 365 calendar days counted as beginning on the date the funds were received in Argentina; (ii) the proceeds of the foreign exchange settlement of the funds received in Argentina must be credited to an account in the local banking system; (iii) a registered, non-transferable and non-interest bearing deposit equivalent to 30% of the amount involved in the relevant transaction is to be maintained for a term of 365 calendar days in the conditions prescribed by the regulations (the “Mandatory Deposit”); and (iv) the Mandatory Deposit is to be made in U.S. dollars and held in a financial institution in Argentina. The Mandatory Deposit shall not accrue interest, nor any other type of benefits and it shall not be used to secure credit facilities of any type. There are various exceptions to the requirements of Decree No. 616/2005, including but not limited to, those detailed below.

However, Resolution No. 3/2015 issued by the Ministry of Budget and Public Finances reduced the Mandatory Deposit percentage created by Decree No. 616/2005 from 30% to 0% and reduced the period in which the incoming funds must remain in Argentina from 365 calendar days to 120 calendar days. Moreover, in January 2017, the Ministry of Treasury reduced the holding period of the Mandatory Deposit from 120 calendar days to 0 calendar days. As a result of these two changes to the regulations, the Mandatory Deposit is currently not required.

On August 8, 2016, the Central Bank of the Argentine Republic (“BCRA” or “Central Bank”) established an exchange rate regime through Communication “A” 6,037, substantially modifying existing exchange regulations and facilitating access to the MULC. On May 19, 2017, the Central Bank issued Communication “A” 6,244 which, effective as of July 1, 2017, significantly modified and relaxed all the regulations that regulated the operation of the MULC. By virtue of this last Communication, all the rules that regulated the exchange operations were replaced by this new regulation, including - among others- the exchange rate transaction, the general position of changes, the provisions adopted by Decree No. 616/2005, and maintaining the validity of the regulations related to information regimes, surveys or follow-ups related to such topics.

In addition, through Communication “A” 6,401 of December 26, 2017, the Central Bank replaced the information regimes and surveys established by Communications “A” 3,602 and “A” 4,237 with a unified regime, applicable from the corresponding information as of December 31, 2017.

The information required will be used exclusively for statistical purposes, framed in the provisions of the Law on Statistics and Census No. 17,622. According to the new regime, individuals and legal entities, assets and other universal residents are subject (for example: trusts, joint ventures, business collaboration groups, cooperation consortiums or other multilateral associative contracts), which are not included in the category of General Government according to the definition of the Sixth Edition of the Balance of Payments Manual of the International Monetary Fund.

Three sample levels were contemplated, whose participants will be determined each calendar year based on: 1) the sum of the flows of external assets and liabilities during the previous calendar year; and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year: a) Main sample: any individual or legal entity for which the sum of the flows of external assets and liabilities during the previous calendar year, or the balance of external assets and liabilities at the end of that calendar year reaches or exceeds the equivalent of U.S.$ 50 million; b) Secondary sample: any individual or legal entity for which the sum of the flows of external assets and liabilities during the previous calendar year, or the balance of external assets and liabilities at the end of that calendar year, is between the equivalent of U.S.$ 10 million and U.S.$ 50 million; and c) Complementary sample: any individual or legal entity for which the sum of the flows of external assets and liabilities during the previous calendar year, or the balance of external assets and liabilities at the end of that calendar year is between the equivalent of U.S.$ 1 million and U.S.$ 10 million. For the rest of the individuals or legal entities, the declaration will be optional. In the three samples, an annual declaration must be presented and, in the first case, an advance for each of the quarters. External assets and liabilities must be reported according to the following classification: (i) shares and equity interests; (ii) non-negotiable debt instruments; (iii) negotiable debt instruments; (iv) financial derivatives; and (v) land, structures and real estate.

Additionally, in order to improve the competitiveness of Argentine exports, make financing conditions more flexible and improve financial predictability, Decree No. 893, dated November 1, 2017, repealed the mandatory repatriation and conversion into pesos of foreign exchange currencies derived from exports in order to enable the exporter to collect export refunds. In accordance with the aforementioned decree, Communication “A” 6,363 of the Central Bank dated November 10, 2017 repealed the sections and other provisions related to the mandatory repatriation and conversion into pesos of foreign currency derived from exports.

Pursuant to Communication “A” 6,436, which became effective on January 20, 2018, the Central Bank repealed all foreign exchange regulations (other than those explicitly mentioned in the resolution), and substituted them, establishing that:

●	Any individual or entity may freely conduct operations through MELI.

●	All transactions involving foreign exchange must be carried out through an authorized financial entity.

●	Timing restrictions to operate in MELI were eliminated.

●	Individuals or entities subject to these regulations must comply with the information requirements of the “Foreign Assets and Liabilities Survey”, even in those cases where they have not settled any amounts through MELI or if they do not anticipate accessing such market for any transactions subject to reporting.

●	The obligation to settle foreign exchange transactions in the Argentine market was eliminated; however, the intervening financial entity must continue to keep records thereof.

●	The intervening financial entities must satisfy the applicable regulations relating to the prevention of money laundering, financing of terrorist activities and other illegal activities.

●	Foreign exchange transactions shall be conducted at the exchange rate determined by the applicable parties.

However, on September 1, 2019, the Argentine Executive Branch enacted Decree No. 609 establishing that, until December 31, 2019, the proceeds of the export value of goods and services must had to be repatriated to Argentina and converted to pesos by means of settlement in the FX Market in accordance with the terms and conditions set forth by the Central Bank.

According to the provisions of Decree No. 609, the Central Bank by means of the FX Regime, defined in which cases the access to the FX Market for purchase of foreign currency and precious metals as well as or for purposes of transfers of foreign currency abroad will be subject to prior approval by the Central Bank, taking into consideration the different situation of individuals and legal entities.

On December 28, 2019, through Decree No. 91 the Argentine Executive Branch, amended Article 1 of Decree No.609 (which established that, until December 31, 2019, the value of export of goods and services must be repatriated to Argentina and converted to pesos by means of settlement in the FX Market to pesos in accordance with the terms and conditions set forth by the FX Regime), extending the obligation to repatriate and settle through the FX Market regime of Decree No. 609 for an indefinite period of time. Likewise, on December 30, 2019, the Central Bank by means of Communication “A” 6856, extended this obligation for an indefinite period. As of the date of the prospectuses, the main regulations relating to restrictions to access FX Market are the following.

Obligation to repatriate foreign currency obtained from exports of goods

Exports of goods validated on or after September 2, 2019

Payments in foreign currency for exports of goods in an amount equal to the invoiced amounts according to the sale conditions of such exports transaction must be repatriated and converted to pesos by means of conversion and settlement in the FX Market within a specific timeframe for the applicable goods or services in question.

Regardless of these maximum terms, the FX Regime further established that payments for exports must be repatriated and converted to pesos by means of settlement in the FX Market within 5 business days of the effective collection date.

Through Communication “A” 6882 of the BCRA, it was resolved that exporters who carried out operations with related counterparties (in which the importer is a company controlled by the Argentine exporter), may request their respective monitoring entities to extend the entry period up to 120 calendar days. This extension will apply in cases where exports of more than U.S.$ 50,000,000 have been registered and the goods correspond to the positions detailed in said standard (mainly related to the meat industry).

To determine if a transaction is considered a transaction between related parties, the rules established in section 1.2.2 of the “Large exposures to credit risk” regulation of the Central Bank will apply.

Any foreign currency amounts derived from insurance claims, to the extent that they cover the value of the exported goods, are subject to the obligation to repatriate and convert said amounts into pesos by means of settlement in the FX Market within the applicable term for the underlying export.

The exporter must appoint a financial entity to track each export transaction. The obligation of repatriation and settlement of foreign currency through the FX Market corresponding to a shipping permit will be considered satisfied when the entity designated for tracking purposes certifies that repatriation and settlement has taken place.

Exports consummated prior to September 2, 2019

Those export transactions pending collection prior to September 2, 2019, must be repatriated and converted to pesos by means of settlement in the FX Market to pesos within 5 business days of the date of collection or disbursement abroad or in Argentina.

Exporters who have received shipping permits during such period were subject to specific tracking procedures.

The repatriation and settlement through the FX Market to pesos of foreign currency received by Argentine residents was not required if all of the following conditions were verified:

●	the funds received were deposited in accounts opened in Argentine financial institutions;

●	the funds are repatriated within the specified periods set forth by the FX Regime;

●	the funds were applied to operations to which applicable law grants access to the FX Market, within the limits established for each concept involved; and

●	the use of this mechanism was neutral for tax purposes.

Payments of imports and other purchases of goods abroad

Financial institutions may give access to the FX Market to make payments abroad for the payment of imports and other purchases of goods, to the extent that certain specific conditions are met. In addition, financial institutions may access the FX Market to pay for the liabilities incurred abroad in relation to guarantees and sureties granted for the import of goods, as well as the cancellation of cross-border credit lines applied to the financing of import of goods.

Obligation to repatriate foreign currency from exports of services

Payments received for the rendering of services must be repatriated and converted to pesos by means of settlement in the FX Market to pesos within a period of no more than 5 business days from the date of their receipt abroad or in Argentina.

The FX Regime sets forth the obligation to repatriate to Argentina collections for the export of services (such as services provided by an Argentine resident to a non-Argentine resident, encompassing, among others, freight, passenger services, other transportation services, tourism and travel related services, construction services, insurance, financial services, telecommunications services, information and computing services, intellectual property licenses, research and development, professional consulting services, management services, technical services related to commerce and other business services, audiovisual services, personal, cultural and recreational services (including, rights and awards of competitors in sports and/or sporting entities) and governmental services) and to convert such amounts to pesos by settlement in the FX Market.

Exceptions to the obligation to settle foreign currency derived from export of goods and services, the incurrence of foreign indebtedness and the sale of non-financial assets in the FX Market

The repatriation and settlement of foreign currency received by residents through the FX Market to pesos shall not be required in respect of export of goods and services, foreign indebtedness and the sale of non-financial assets, if all of the following conditions are satisfied:

●	the funds received are deposited in accounts opened in Argentine financial entities;

●	the funds are repatriated within the specified periods set forth by the FX Regime;

●	the funds were applied to operations to which applicable law grants access to the FX Market, within the limits established for each concept involved; and

●	the use of this mechanism was neutral for tax purposes.

Payments abroad made by financial institutions and other local issuers of credit cards

Financial institutions and other Argentine card issuers will require prior approval of the Central Bank to access the FX market to make payments abroad on or after November 1, 2019 in connection with the use of credit, debit or prepaid cards issued in Argentina, if such payments were originated, directly or indirectly, through the use of international payment systems, in the following transactions:

●	participation in games of chance and gambling-related activities;

●	the transfer of funds to accounts of payment service providers;

●	the transfer of funds to investment accounts opened with foreign investment managers;

●	the performance of foreign exchange operations; and

●	the purchase of cryptocurrencies.

Cancellation of commercial credit lines from abroad by financial institutions.

Financial institutions will have access to the FX market for the cancellation at maturity of commercial lines of credit granted by foreign financial institutions and applied to the financing of resident export or import operations. They may also access the FX market to pre-cancel said lines of credit to the extent that the financing granted by the local entity has been pre-canceled by the debtor.

Obligation to send daily information on exchange sales for up to a daily amount equal to or greater than the equivalent of U.S.$ 2 million

The FX Regime requires entities authorized to conduct foreign exchange operations to submit to the BCRA, at the end of each business day and with 2 business days’ prior notice, information on sales of foreign currency to be performed at the request of customers or operations of the entity for its own portfolio that implies access to the FX Market in a daily amount equal to or greater than the equivalent of U.S.$ 2 million, for each of the 3 business days covered in the applicable reporting period.

For this purpose, until the BCRA implements a specific information regime, the financial entities must provide the following information to the BCRA: (i) reporting entity; (ii) tax ID (CUIT) and name of the client; and (iii) date when the transaction will take place, concept code and equivalent amount in dollars.

In this sense, the clients of the authorized entities must provide them with such information with sufficient time to allow those entities to comply with their reporting obligations and, to the extent that the remaining requirements in force by FX Regime are simultaneously satisfied, enable them to carry out the applicable exchange transactions.

The FX Regime also provides that on the day the foreign exchange transactions will be carried out; the client may choose to perform the foreign exchange transaction which was timely reported through any authorized entity. To this end, the intervening entity must have a record from the reporting entity that such exchange operation has been duly informed.

Creation of external assets or relating to derivatives transactions

Legal entities, local governments, mutual funds, trusts and other universalities incorporated in Argentina will require prior approval of the Central Bank to create external assets or relating to derivatives transactions (such as the payment of premiums, the creation of guarantees and the payment of futures, forwards, options and other derivatives, except for interest rate hedging contracts related to liabilities incurred abroad, which have been informed and validated in the Foreign Assets and Liabilities Regime, to the extent that said contracts do not hedge risks greater than the liabilities duly registered by the debtor). These restrictions does not apply to entities authorized to operate in the FX Market, given that such entities are subject to specific Central Bank regulations relating to their holding of foreign currency.

The settlement of futures traded on markets organized in Argentina, forwards, options, and any other type of derivatives entered into in Argentina must be made in pesos as from September 14, 2019.

Additionally, individuals must obtain previous approval from the Central Bank for derivative transactions (such as the payment of premiums, creation of guarantees and settlement that correspond to future transactions, forwards, options and other derivatives), if they involve a payment in foreign currency.

Access to the FX Market for payment of premiums, creation of guarantees and settlements in connection with interest rate hedging contracts for declared and validated obligations of non-residents shall be granted if the risks hedged do not exceed the external liabilities actually recorded by the debtor, provided, however, that such debtor must appoint a financial entity who will be in charge of tracking the relevant transaction and the filing of a sworn statement committing to the settlement of any unspent or excess funds in the FX Market within the following 5 business.

Creation of external assets by Argentine residents

Argentine residents must obtain prior approval from the Central Bank for the creation of external assets, the remittance of family aid and the entering into derivative transactions, in case the aggregate amount of any such transactions exceeds the equivalent of U.S.$ 200 per month in the aggregate across all entities licensed to operate in foreign exchange transactions.

Access to the FX Market for non-residents

Prior approval from the Central Bank is required for non-residents to access the FX Market in order to purchase amounts greater than the equivalent of U.S.$ 100 per month in the aggregate across all entities licensed to operate in foreign exchange transactions, except for:

●	transactions made by international organizations and institutions that operate as official export credit agencies;

●	transactions made by diplomatic and consular representations as well as diplomatic personnel accredited in Argentina for transfers made in the exercise of their functions;

●	transactions made by Argentine representations agencies of courts, authorities, offices, special missions, commissions or multilateral bodies established by treaties or international agreements, to which Argentina is a party, to the extent that the transfers are made in the exercise of their functions; and

●	transfers abroad on behalf of individuals who are beneficiaries of retirement and /or pension benefits paid by the National Social Security Administration (Administración Nacional de la Seguridad Social, the

“ANSES”), up to the amount paid by the ANSES for the respective calendar month and to the extent that such transfer be made to the bank account located and owned by the beneficiary of such retirement and/or pension in his country of registered residence.

New local public debt issuances denominated in foreign currency

New local public debt issuances denominated in foreign currency, whose principal and interest payments are payable in Argentina in foreign currency, will have access to the FX Market upon maturity of principal and on each interest payment date, as long as they were subscribed in foreign currency and the proceeds of the issuance were fully settled for pesos in the FX Market. In respect of financial institutions, this requirement shall be deemed to have been satisfied if such funds are registered into their respective General Exchange Position (Posición General de Cambios).

Obligation to repatriate new foreign financial debts and settle through the FX Market to pesos

New foreign financial debts disbursed on or after September 1, 2019, must be repatriated and converted to pesos by means of settlement in the FX Market. Proof of repatriation and conversion will be required to access the FX Market for repayment of principal and interests on such debts.

The proof of repatriation and conversion will not be required if the following conditions are verified concurrently:

●	the funds received are deposited in accounts opened in Argentine financial entities;

●	the funds are repatriated within the specified periods set forth by the FX Regime;

●	the funds were applied to operations to which applicable law grants access to the FX Market, within the limits established for each concept involved; and

●	the use of this mechanism was neutral for tax purposes.

Repayment of foreign currency debt between residents

Access to the FX Market for the repayment of debts and other foreign currency obligations between residents, incurred on or after September 1, 2019, is banned.

Access to the FX Market is granted, on the maturity date of the applicable transaction, in respect of transactions between residents which are denominated in foreign currency, as long as they have been recorded in an official registry or have been entered into by way of public deed on or prior to August 30, 2019.

The restriction to access to the FX Market does not apply to clients of local financial institutions in respect of financial debts granted in foreign currency (including payments in foreign currency incurred by means of credit cards).

However, residents who must service foreign financial debts and/or securities issued under local legislation may carry out purchases of foreign currency in the FX Market prior to the deadline admitted by the FX Regime, under the following conditions:

●	the acquired foreign exchange amounts must be deposited in foreign-currency denominated accounts owned by the residents and opened in local financial institutions;

●	the access to the FX Market must be carried out no earlier than 5 business days prior to the terms allowed by the FX Regime;

●	the access to the FX Market must be for a daily amount not exceeding 20% of the total amount that the residents must cancel at maturity of such foreign financial debt; and

●	the intervening financial institution must verify that the foreign financial debt, which will be serviced with these funds, complies with the regulations set forth by the FX Regime.

Foreign currency that is not used for the payment of principal and interest must be converted to pesos by means of settlement in the FX Market to pesos within 5 business days of the applicable payment.

In addition, financial entities will be able to give access to the FX Market to residents who have foreign financial indebtedness or to Argentine trusts in order to secure the payment of principal and interests and/or to purchase foreign currency to provide guarantees for up to the amounts payable of such indebtedness, under the following conditions:

●	in case of payments of commercial debts for imports of goods and/or services with foreign financial institutions or official export credit agencies or foreign financial indebtedness with unrelated creditors, which foresee the crediting of funds in guarantee accounts of future services and whose access to the local FX Market has been granted by law;

●	the acquired funds be deposited in accounts opened in Argentine financial institutions pursuant the conditions provided in the contracts. The creation of guarantees on accounts opened abroad will only be admitted if it is the only and exclusive option provided in financial indebtedness entered into and effective prior to August 31, 2019;

●	the guarantees in foreign currency, which can be used for the payment of services, do not exceed the amounts to be paid in the next payment of principal or interest date;

●	the access to the local FX Market is made for a daily amount not exceeding 20% of the amounts to be paid in the next payment of principal or interest date; and

●	the intervening financial institution must verify that the foreign financial debt complies with the regulations set forth by the FX Regime.

Foreign currency that is not used for the payment of principal and interest must be converted to pesos by means of settlement in the FX Market to pesos within 5 business days of the applicable payment.

Distribution of profits and dividends

The FX Regime establishes that residents access the FX Market to exchange foreign currency and to transfer it abroad to make payments of profits and dividends to non-resident shareholders, without the prior approval of the Central Bank to the extent that the following conditions are met:

●	Profits and dividends correspond to closed and audited financial statements.

●	The total amount of profits and dividends paid to non-resident shareholders must not exceed the amount in local currency which corresponds to the distribution determined by the shareholders’ meeting. The financial entity must receive an affidavit signed by the legal representative or a duly authorized attorney-in-fact of the resident with a certification in this sense.

●	The total amount of transfers of profits and dividends for which the resident accesses the FX Market on or after January 17, 2020, must not exceed 30% of the value of the new direct foreign investment contributions in resident companies entered and liquidated through the FX Market prior to such date. For this purpose, the financial institution must have a certification issued by the entity that carried out the liquidation that it has not issued certifications for the purposes set forth in this point for an amount greater than 30% of the amount settled.

●	Access occurs within a period of not less than 30 calendar days from the settlement of the last contribution that is computed for the purposes of the requirement set forth in the immediately preceding condition.

●	The resident must present documentation evidencing capitalization of such contribution or, absent such documentation, proof of the commencement of the registration process before the Public Registry of Commerce of the final capitalization decision of the capital contributions computed according to the corresponding legal requirements, and present the documentation of the final capitalization of the contribution within 365 calendar days from the beginning of the procedure.

●	The entity must verify that the client has complied, if applicable, with the statement of the last overdue presentation of the “Survey of external assets and liabilities” for the operations involved.

Any cases which do not satisfy the preceding conditions will require prior approval of the BCRA to access the FX Market for the foreign exchange of foreign currency for the distribution of profits and dividends.

Pre-payment of financial debt

The FX Regime sets forth that prior approval from the Central Bank will be required for access to the FX Market for pre-payment of foreign financial debt with an anticipation greater than 3 business days prior to the maturity (in respect of principal payments) or the applicable interest payment date.

Prior approval of the Central Bank is not required for access to the FX Market if each of the following conditions are satisfied:

●	the pre-payment is carried out with funds coming from new financial debt disbursed on the applicable pre-payment date;

●	the average life of the new financial debt is greater than the remaining average life of the financial debt being prepaid;

●	the first amortization date of the new financial debt is not earlier than the next amortization date of the financial debt being prepaid;

●	the principal amount of the new financial debt to be paid on the first amortization date is not greater than the principal amount to be paid on the next amortization date of the financial debt being prepaid.

Additionally, the underlying transaction must have been reported in the most-recently filed survey of external assets and liabilities.

It will be possible to access to the FX Market for pre-payments of financial debt if a new issuance of securities is made,

for refinancing debts which had been granted access to the FX Market by virtue of the FX Regime if such issuance of securities lead to an increase of the average life of the financial debt pre-paid.

Payment of financing from financial institutions granted in foreign currency for clients from non-financial private sector

Foreign currency denominated financings granted by financial institutions to clients from the non-financial private sector must be converted to pesos at the time of its disbursement.

Pre-payment of debt for goods imports

Prior approval from the Central Bank will be required to access the FX Market for pre-payment of debt relating to the import of goods and services.

This requirement is applicable for access to the FX Market to make payments of matured or amounts which are not yet due for imports of goods with related companies domiciled abroad when it exceeds the equivalent of U.S.$2 million per month per resident customer. All indebtedness outstanding on or prior to August 31, 2019, which matured prior to such date and those that did not have a stipulated expiration date, will be considered “matured debts” and “debts for imports of goods.”

In the case of pre-payments of imports, the respective supporting documentation must be submitted and evidence of entry of goods must be demonstrated within 180 calendar days of the access to the FX Market and the recipient of the funds must be the foreign supplier.

Payment of services with related companies abroad

Prior approval from the Central Bank will be required to access the FX Market for the payment of services with foreign related companies, except for card issuers regarding transfers related to tourism and/or travel.

However, a previous approval from the Central Bank will not be necessary to perform the payment of premiums from reinsurance from abroad. In these cases, the transfer abroad will be made on behalf of the foreign beneficiary admitted by the National Insurance Superintendence.

Access to the FX Market for trusts created by residents who issue debt securities in order to attend services of capital and interests

The entities will grant access to the local FX Market to trusts created by Argentine residents that issue debt instruments in order to pay the amounts of principal and interest owed under their liabilities, if they verify that the issuer has had access to perform the payment.

Obligation to repatriate and settle foreign currency through the FX Market to pesos received from disposal of non-financial assets

The collection by residents of amounts in foreign currency from the sale of non-financial assets must be repatriated and converted to pesos by means of settlement in the FX Market to pesos within 5 calendar days from the date of perception of such funds, either in the country or abroad, or from its income in bank accounts from abroad.

The FX Regime established that non-financial assets encompassed those transactions in which a transfer of economic property rights involved, for example, fishing rights, mining rights, rights over the space, transfer of athletes, patents, author rights, concessions, leasings, trademarks, logos and internet domains.

The obligation to enter and settle in the local exchange market the amounts received in Argentina or abroad for the disposal of non-produced non-financial assets only covers those cases in which the counterparty is a non-resident.

Exchange, arbitrage and securities transactions

Exchange and arbitration transactions may be carried out with customers without prior approval from the Central Bank to the extent that, if implemented as individual transactions going through pesos, they may be conducted without such approval in accordance with the rules of the FX Regime.

Entities licensed to operate in foreign exchange transactions will not be able to purchase securities in the secondary market and settle them through the FX Market into foreign currency, nor will they be able to use holdings of their General Exchange Position (Posición General de Cambios) for payments to local suppliers.

Transfer of foreign currency from local bank accounts in foreign currency to bank accounts abroad will be performed without restrictions and the exchange and arbitrages that involves the income of foreign currency from unreached operations by the obligation to repatriate in the FX Market will be done without restrictions.

The provisions of the Central Bank regarding the applicable dispositions to exchange and arbitration also apply to local securities custodian for funds received in foreign currency for payment of principal and income of foreign currency securities paid in the country, except in the case of funds received in foreign currency for the principal and income services of National Treasury Securities (Bonos del Tesoro Nacional), which are retransferred abroad as part of the payment process at the request of the foreign clearinghouses.

Application of the Foreign Exchange Market Criminal Regime

The FX Regime states that transactions that do not comply with the exchange regulations set forth by the FX Regime will be subject to the Argentine Criminal Foreign Exchange Regime (Regimen Penal Cambiario).

For more information regarding current foreign exchange restrictions and control regulations, you should seek advice from your legal advisors and read the applicable rules mentioned herein, as well as their amendments and complementary regulations, which are available at the website: http://www.infoleg.gob.ar/, or the Central Bank’s website: www.bcra.gob.ar, as applicable. Information contained on these websites is not part of, and shall not be deemed to be incorporated into the prospectuses. See also “Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.” See “— Public Emergency” which includes information regarding the Social Solidarity Law (as defined below) within the framework of the Public Emergency.

BCRA reporting regimes

In accordance with the provisions of the new exchange regulations, in certain cases it is established as a requirement for access to the FX market, the demonstration by the resident of compliance with the regime of “Survey of External Assets and Liabilities” that was established by the BCRA through Communication “A” 6401, which was later modified by Communication “A” 6795. This Regime is implemented in five integrated sections (“Equity and investment fund shares”, “Non-debt instruments negotiable”, “negotiable debt instruments”, “financial derivatives” and “land, structures and real estate”). According to the External Assets Survey Regime, reporting obligations are established according to four sample levels as provided below, whose participants will be determined each calendar year based on (i) the sum of the flows of external assets and liabilities during the previous calendar year; and (ii) the balance of holdings of external assets and liabilities at the end of the previous calendar year.

1)	Any entity or individual for which the sum of the flows of external assets and liabilities during the previous calendar year, or the balance of external assets and liabilities at the end of that calendar year reaches or exceeds the equivalent of U.S.$ 50 million. The declarants of this group will present a quarterly advance for each of the quarters of the year and an annual declaration (which may complement, ratify and/or rectify the quarterly advances made);

2)	Any entity or individual for which the sum of the flows of external assets and liabilities during the previous calendar year, or the balance of external assets and liabilities at the end of that calendar year falls between the equivalent of U.S.$ 10 million and U.S.$ 50 million. This group of persons will only present an annual declaration;

3)	Any entity or individual for which the sum of the flows of external assets and liabilities during the previous calendar year, or the balance of external assets and liabilities at the end of that calendar year is between the equivalent of U.S.$ 1 million and U.S.$ 10 million. The members of this group must also make a single declaration per year, but a simplified version of the form will be made available to them;

4)	Any entity or individual that is not included in any of items (1), (2) or (3) above, but had debt with non-residents at the end of the years 2018 or 2019, must make declarations for those years in the simplified format;

Likewise, the regulations provide that from the data corresponding to the first quarter of 2020, the declaration of the Survey of External Assets and Liabilities is given by the following guidelines:

a.	All entities and individuals with external liabilities at the end of any calendar quarter, or who have canceled such liabilities during such quarter, must declare the Survey of External Assets and Liabilities;

b.	Those filers for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of U.S.$ 50 million, must make an annual presentation (which will complement, ratify and/or rectify the quarterly presentations made), which may also be optionally presented by any entity or individual.

With respect to the deadlines to file the declarations, the maximum terms to present and validate the declarations will be (i) 45 calendar days from the closing of the reference calendar quarter, for the quarterly returns; and (ii) 180 calendar days from the end of the reference calendar year, for annual filings.

The expiration of the annual declarations corresponding to the year 2018 for the subjects included in section 2.d of the Communication, operated on November 14, 2019.

Likewise, the expiration of the annual declarations corresponding to the year 2019 for the subjects included in sections 2.b, 2.c and 2.d, of the Communication will operate until June 2020.

The loading and validation of the data corresponding to this Regime must be done through an electronic form to be downloaded from the AFIP website.

Anti - Money laundering and Terrorism Prevention regulations

Modifications to Argentine money laundering regulations have resulted in their application to increasing numbers and types of securities transactions.

The notion of money laundering is generally used to refer to transactions aimed at introducing funds derived from unlawful activities into the institutionalized system and therefore, transforming profits obtained from unlawful activities into assets having a presumed lawful origin.

Law No. 25,246 (as subsequently amended by Law No. 26,087, Law No. 26,119, Law No. 26,268 and Law No 26,683), Law No. 26,374 and Law No. 27,446) provides for an administrative criminal system and replaces several sections of the Argentine Criminal Code, incorporating, among other matters, the definition of money laundering as a type of crime committed whenever a person converts, transfers, manages, sells, charges, conceals or otherwise markets any asset derived from a criminal offense, with the possible consequence that the original assets or substitutes thereof appear to come from a lawful source, provided that the total value of the asset exceeds Ps. 300,000 regardless of whether such amount results from one act or a series of related acts. Law No. 26,683 considers money laundering to be an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, which allows for sanctions for the autonomous crime of money laundering regardless of participation in the crime that originated the funds subject to such money laundering. With the enactment of Law No. 27,260 and Decree No. 895/2016, the Financial Information Unit (Unidad de Información Financiera or “UIF”) was moved under the jurisdiction of the Ministry of Finance and Public Finance. Subsequently, in accordance with Decree No. 2/2017, the UIF acts under the jurisdiction of the Ministry of Finance.

According to Article 303 of the Argentine Criminal Code, money laundering (as defined above) shall be punished with three to ten years of imprisonment and a fine of two to ten times the amount of the transactions made. The penalty prescribed above shall be increased by one third of the maximum and one half of the minimum if: (a) the wrongdoer carries out the act on a regular basis or as a member of an association or gang organized with the purpose of continuously committing acts of a similar nature; or (b) if the primary wrongdoer is a public officer who committed the infringement in the exercise of his/her duties (in such a case, the wrongdoer shall also be punished by special disqualification for three to ten years, and the same penalty shall apply to a wrongdoer who commits the offense in the service of a profession or trade requiring special qualification). The individual who receives money or other assets derived from a criminal offense with the purpose of applying them to a money laundering transaction shall be punished with imprisonment from six months to three years. If the value of the assets is not over Ps. 300,000, the wrongdoer will be punished with imprisonment from six months to three years. The provisions in this section shall apply even when the criminal offense is committed outside the geographical jurisdiction of the Argentine Criminal Code, so long as the crime is also penalized in the jurisdiction where it was committed.

Article 277 of the Argentine Criminal Code sets forth that an imprisonment of between six months and three years shall be applied (with varying minimum terms attaching depending on the particular circumstances) to any person who helps a perpetrator avoid or be removed from prosecution, obscures or destroys evidence of a crime, acquires, receives, hides or alters money or other proceeds from a crime, does not report the commission of the crime or does not identify the perpetrator or participant in a crime with knowledge that such person would have been obliged to assist in the criminal prosecution of such crime and/or aids or abets the perpetrator or participant in making safe the proceeds of the crime. The minimum and maximum terms of punishment shall be doubled when: (a) the offense implies a particularly serious crime (for which minimum penalty is higher than three years of imprisonment); (b) the abettor acts for profit; (c) the abettor habitually commits concealment acts; or (d) the abettor is a public official.

At the end of 2011, with the enactment of Laws No. 26,733 and 26,734, new crimes were introduced into the Argentine Criminal Code to protect financial and stock market activities and to prevent the financing of terrorism. On the one hand, Law No. 26,733 established penalties of imprisonment, fines and special disqualification for anyone who: uses or supplies inside information to conduct securities transactions (Article 307); manipulates stock markets by offering or conducting securities transactions through false information, feigned negotiations or meeting of the main shareholders in order to negotiate at a certain price (Article 308); and carry out financial and stock market activities without corresponding authorization (Article 309). On the other hand, Law No. 26,734 incorporated into the Argentine Criminal Code Article 306, which punishes with imprisonment and fines those who directly or indirectly collect assets or money to be used to finance a crime or an individual or organization that threatens the population, or to force national or foreign authorities or an international organization to perform or refrain from performing a particular act. The penalties will apply regardless of whether the crime was committed, or the financing was used. Additionally, the penalties will apply if the crime, individual or organization that is intended to be financed is carried out or located outside of Argentina. Likewise, the UIF was empowered to freeze assets linked to the financing of terrorism through a reasoned decision and immediate communication to a competent judge.

Law No. 25,246 contemplates that the legal entity whose management collected or provided assets or money, whatever their value, knowing that such assets were to be used by a terrorist organization, may be subject to a fine between five to 20 times the value of such assets. Furthermore, whenever the management of the legal entity infringes the duty to treat the information submitted to the UIF as confidential, the legal entity shall be subject to a fine between Ps. 50,000 to Ps. 500,000. Additionally, such regulation created the UIF as an autonomous and financially self-sufficient entity within the jurisdiction of the Argentine Ministry of Justice and Human Rights, in charge of analyzing, treating and transmitting information in order to preclude and prevent money laundering. Pursuant to this legislation, the UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with Law No. 25,246. Whenever the information furnished, or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings. Moreover, Law No. 26,087 mandates that banking secrecy or professional privilege, or legal or contractual commitments, cannot be considered exceptions to the compliance with the obligation to submit information to the UIF in the context of an investigation of suspicious activity. The main goal of Law No. 25,246 is to prevent money laundering and the financing of terrorism. In line with internationally accepted practices, the duty to control such illegal transactions is not concentrated solely in Argentine federal governmental entities but also distributed among several private sector entities such as banks, brokers, brokerage firms and insurance companies. One of the mechanisms of the regime of preventing and combating these crimes consists of the obligation to inform the UIF imposed by Article 20 of the Prevention of Money Laundering Law to those parties listed that, due to their profession, activity or industry, hold a key position in the detection of suspicious money-laundering operations and/or terrorist financing transactions. Such duties mainly consist of data collection functions, such as: (i) gathering from clients, applicants or contributors any documentation sufficient to prove their identity, legal capacity, domicile and further data as necessary on a case by case basis; (ii) reporting any suspicious fact or transaction irrespective of its amount; and (iii) abstaining from disclosing to the client or third parties any procedures being followed pursuant to law. According to Law No. 25,246, a suspicious transaction shall mean any transaction that, in accordance with standard business practices and in the experience of the entities and individuals subject to reporting obligations, is regarded as unusual, unjustified from an economic or legal standpoint, or unnecessarily complex, whether it is a one-time transaction or a series of transactions.

In February 2016, the Argentine Executive Branch issued Decree No. 360/2016, through which it creates, under the jurisdiction of the Ministry of Justice and Human Rights, and directly dependent on its leadership, the “National Coordination Program in the Fight against Money Laundering and Terrorist Financing,” with the mission of reorganizing, coordinating and strengthening the national anti-money laundering system and against the financing of terrorism, attending to the specific risks that could impact national terrorism and effective global exigencies in compliance with international obligations and recommendations established by the United Nations Conventions and the standards of the Financial Action Task Force (“FATF”). By virtue of Article 6 of Decree No. 360/2016, the UIF will act as the coordinator in the material operation of the national, provincial and municipal order in the strict compliance of its duties as a financial information organization.

Resolution No. 30-E/2017 of the UIF (“Resolution 30”), which became effective on September 15, 2017, abrogated Resolution No. 121/2011 and set forth new obligations that financial entities subject to Law No. 21,526 and exchange entities subject to Law No. 18,924, as amended (the “Resolution 30 Reporting Parties”), must observe in their capacity as reporting parties pursuant to article 20, paragraphs 1 and 2, of Law No. 25,246. Resolution 30 follows the International Standards on Combating Money Laundering and the Financing of Terrorism and Proliferation issued by the Financial Action Task Force in 2012, with the purpose of adopting a risk-based approach to ensure that measures to prevent or mitigate money laundering and terrorist financing are commensurate with the risks identified.

Among other duties and obligations, Resolution 30 provided that Resolution 30 Reporting Parties must: (i) develop and document the risk identification and assessment methodology they will implement in order to identify, evaluate, mitigate and monitor their ML/TF (as defined below) risks, prior to December 31, 2017; (ii) have a technical report reflecting the results of the implementation of the methodology described in (i) above, prior to March 31, 2018; and (iii) have adjusted their policies and procedures, as set forth in Resolution 30, and in accordance with the results of the risk self-assessment performed (which policies should be incorporated into the Resolution 30 Reporting Party’s money laundering and financing of terrorism (“ML/FT”) Prevention Manual (as defined below).

Resolution No. 229/2011 of the UIF, as amended by UIF Resolutions No. 52/2012, 140/2012, 104/2016, 141/2016 and 4/2017 (“Resolution 229”), is applicable to Stockbrokers and stockbrokerage firms, companies managing mutual funds, over-the-counter market agents, and all those intermediaries engaged in the purchase, lease or borrowing of securities trading in the field of stock exchanges with or without markets attached to them and intermediaries registered with futures and options markets, whichever their purpose may be (“Resolution 229 Reporting Parties”, and together with the Resolution 30 Reporting Parties, the “Reporting Parties”). Resolution 30 and Resolution 229 regulate, among other matters, (i) the obligation to collect certain documentation from clients, (ii) the obligations and internal restrictions to be implemented for purposes of complying with their duty to report suspicious ML/TF operations and (iii) know your customer (KYC) policies (including the distinction between regular and occasional clients), information which must be requested from clients, documentation storage requirements and the procedures for purposes of detecting and reporting suspicious transactions.

Pursuant to Resolution 30 and Resolution 229, the Reporting Parties’ main duties consist of: a) implementing a manual (the “Prevention Manual”), based on the Reporting Party’s particular activities, setting forth the mechanisms and procedures to be used to prevent ML/TF; b) the designation of a compliance officer pursuant to article 20 bis of Law 25,246, as amended, and article 20 of Decree No. 290/07, as amended; c) the implementation of periodic audits; d) personnel training; e) elaborating and maintaining analysis records and risk management of detected unusual operations and operations reported because they were considered suspicious; f) implementation of technological tools to have efficient control systems and be able to prevent money laundering and terrorism financing; and g) implementation of measures that allow the Reporting Parties, respectively, to electronically consolidate the operations they perform with clients, as well as technological tools, which enable analyzing or monitoring different variables to identify certain behaviors and detect possible suspicious operations. The Reporting Parties must report to the UIF any suspicious transaction within 30 calendar days from the day a transaction is qualified as a suspicious transaction on money laundering grounds (and regardless of whether the action was completed or attempted) and any suspicious transaction on terrorism financing grounds of within 48 hours of its occurrence.

Resolution 30 defines (i) “unusual transactions” as those which lack economic and/or legal justification, whether attempted or performed in isolation or repeatedly, regardless of their amount, do not correspond to the client’s risk or transactional profile, or that, due to their frequency, recurring nature, amount, complexity, nature and/or other particular characteristics, deviate from standard market practices, and (ii) “suspicious transactions” as those operations, whether attempted or performed, that cause a suspicion of ML/FT activities, or that have previously been identified as an unusual transaction, and after the analysis and evaluation carried out by the Reporting Party, cannot be justified. Resolution 229 defines (i) “unusual transactions” as those operations that are attempted or carried out in isolation or repeatedly, without economic and/or legal justification, and that do not relate to the risk or transactional profile of the client or deviate from standard market practices, due to their frequency, recurring nature, amount, complexity, nature and/or particular characteristics, and (ii) “suspicious transactions” as those operations that are attempted or carried out that cause a suspicion of ML/FT activities, or that have previously been identified as an “unusual transaction”, and after the analysis and evaluation carried out by the Reporting Party, they create a doubt about the authenticity, veracity or coherence of the documentation presented by the client, in relation to their activity. Pursuant to Resolution 30, financial entities have the duty to (i) implement an ML/FT prevention system (the “Prevention System”), which must contain all the policies, procedures and controls established for ML/FT risk management to which they are exposed, and the elements of compliance required by such resolution and (ii) constitute an anti-ML/FT prevention committee.

Furthermore, Resolution 30 modified compliance officers’ duties and required entities to upload the following reports through the UIF website: (a) a report of cash transactions in excess of Ps. 200,000; (b) a report detailing international transfers from and to Argentine accounts; and (c) an annual systematic report.

Resolution No. 92/2016 of the UIF imposed on the reporting parties the obligation to implement a risk management system in accordance with the “voluntary and exceptional affidavit of holding of national currency, foreign currency and other assets in the country or abroad” established by Law No. 27,260, in order to report suspicious transactions performed by clients until March 31, 2017, derived from the tax amnesty regime.

In addition, the CNV rules, under Title XI of “Prevention of Money Laundering and Terrorist Financing,” establish that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, and individuals or legal entities acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreement, shall comply with Law No. 25,246, the UIF’s rulings and the CNV’s regulations. Additionally, companies managing common investment funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placement agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations.

Such resolutions also contain certain requirements for the reception and delivery of checks and payments made between the individuals and entities listed above, as well as the prohibition of transactions relating to the public offering of securities, when they are consummated or ordered by individuals or companies domiciled or residing in domains, jurisdictions, territories or associated states not included in the list of Decree No. 589, as amended (regulating mainly the jurisdictions which are considered “cooperatives for fiscal transparency purposes”).

Brokers and dealers must duly know their clients and apply policies and maintain adequate structures and systems in line with a policy against money laundering and terrorist financing. Additionally, interested investors undertake the obligation to submit any information and documents that may be required in order to comply with criminal regulations and other laws and regulation in connection with money laundering, including capital market regulations preventing money laundering issued by the UIF and similar regulations issued by the CNV.

According to the regulations related to the prevention of money laundering, the financing of terrorism and other illicit activities issued by the Central Bank, financial entities should take certain measures with respect to its clients, including, without limitation:

●	observe the regulations governing the collection of proceeds, the legislation applicable to these matters (laws and regulatory decrees) and the regulations of the UIF. This includes the decrees of the Argentine Executive Branch with reference to the decisions adopted by the United Nations Security Council in combatting terrorism and comply with the resolutions (and their respective annexes) issued by the Ministry of Foreign Affairs and Worship;

●	in the absence of documentation or the existence of doubts and/or the detection of irregularities regarding veracity, accuracy, coherence or integrity of the documents provided by the clients, or because situations have been detected that deviate from the customer profile (as determined in accordance with existing regulations), require additional information and/or documentation, indicating to the client the obligation to comply with such additional requests;

●	under no circumstance can relationships with new clients be carried out until the provisions of current regulations regarding the identification and knowledge of the client, and risk management are duly complied with;

●	in the case of existing clients in respect of which identification and knowledge could not be complied with in accordance with the regulations in force, an analysis should be made with a risk-based approach, in order to assess the continuity of the relationship with the client. In September 2016, Communication “A” 6,060 of the BCRA came into force, which set forth that the criteria and procedures to be applied in this process must be described by the financial entities in their Prevention Manual. If it is appropriate to discontinue the relationship with a client, the procedures and deadlines established by the provisions of the Argentine Central Bank that are specific to the applicable product(s) must be observed. The reporting subjects must keep the written records of the procedures applied in each case where they discontinue the relationship with a client, for a period of 10 years;

●	send a certified copy of the designation of the regular and alternate chief compliance officer, if any, to the UIF of the Central Bank, carried out in accordance with the conditions and within the terms established in the regulations issued by the UIF;

●	keep a database with information corresponding to clients that perform individual operations for amounts equal to or greater than Ps. 240,000 (or its equivalent in other currencies) for certain concepts. The scope of this obligation will also include cases relating to customers who, in the opinion of the intervening entity, carry out related-party operations that do not reach the minimum threshold on an individual basis, but exceed or reach such amount in the aggregate. For such purpose, they are also required to store information corresponding to persons who conduct transactions which in the aggregate during any day are equal to or greater than Ps. 30,000 (or its equivalent in other currencies).

Failure to comply with the requirements established by the BCRA to access the local exchange market for transactions involving the purchase and sale of securities of all types constitute an infraction subject to the criminal exchange regime.

In addition, in November 2016, BCRA Communication “A” 6,094 established that the regulations of the prevention of money laundering, terrorist financing and other illicit activities issued by the Central Bank must also be complied with by the foreign representatives of the financial entities that are not authorized to operate in Argentina.

Through the enactment of Law No. 27,260 and its related regulations and Decree No. 895/2016, the UIF was granted the power to communicate information to other public entities with intelligence or investigation powers, provided that such powers can only be exercised following a well-founded resolution issued by the UIF’s president and solely in those case where there are serious, precise and concordant signs regarding the commission of any of the crimes set forth by Law No. 25,246. Any information provided by the UIF will be transferred along with the obligation to maintain secrecy pursuant to Article 22 of Law No. 25,246, and any unlawful disclosure of confidential information by any entity will be subject to certain penalties. The UIF will not exercise the authority referred to in cases related to voluntary and exceptional declarations made under Law No. 27,260.

On June 18, 2018, by means of Law No. 27,446, modifications to numerous sections of the Anti-Money Laundering Law were introduced, with the purpose of simplifying and streamlining judicial proceedings, adapting the regulations in force to the operative reality of the UIF and to adopt certain international standards in the field of information exchange.

Over the course of 2018 the UIF reviewed its anti-money laundering and counter terrorism financing rules in line with certain Financial Action Task Force (FATF) and Organization for Economic Co-Operation and Development (OECD) recommendations in order to comply with international standards by consolidating a new “risk-based” approach regarding obligations of certain reporting entities, by adjusting its regulations regarding Politically Exposed Persons, and by implementing coordinated surveillance.

The main regulatory developments made by UIF in 2018 were:

Updating rules applicable to reporting entities

The UIF is reviewing its regulations applicable to its reporting entities, to align them with international standards. For this purpose, it consolidated an adjustment to the regulatory framework applicable to the financial and exchange sector, capital markets sector, and insurance sector establishing new measures, proceedings and controls that the reporting entities must adopt and apply to manage the risk of being used as vehicles of money laundering or terrorism financing, moving from a “normative approach” to a “risk-based approach”.

In addition, Resolution No. 130/2018 amended the minimum thresholds established in Argentine Pesos set forth in the regulations applicable to reporting entities/individuals (such as, notaries, entities receiving donations or contributions from third parties, accountants, individuals or entities that sell or purchase works of art, antiques, among others) and includes a comprehensive review and update of the amounts that were formerly set forth by Resolution No.104/2016.

Updating list of individuals considered as Politically Exposed Persons (“PEP”)

On March 23, 2019, Resolution No. 134/2018, as amended by Resolution No. 15/2019, entered into force whereby a new list of PEPs was approved. This Regulation is based on a risk based approach and establishes the following categories of individuals considered as PEP, setting forth in each case, the scope, functions and/or positions:

●	Foreign PEP;

●	PEPs from the Argentine government;

●	PEPs from provincial government, municipal government and the government of the Autonomous City of Buenos Aires;

●	Other PEPs. This category includes:

○ Individuals acting (or that have acted) in important positions within (i) political parties or coalitions; (ii) trade unions or business organizations; and (iii) healthcare insurance organizations;

○ Individuals in decision-making positions, or those who manage, control or dispose of the assets in companies that receive funds.

●	PEP by closeness or affinity. This category includes individuals that present personal ties (for example, spouse or relative up to second degree of blood or affinity) or legal ties with other individuals who are considered as PEP. Although the rule establishes guidelines regarding this category, it also includes as PEP “all other relation or tie that may be relevant to the reporting entity for its characteristics and based on a risk based analysis”.

The reporting entities must determine the risk level upon initiating or continuing the contractual relationship with a PEP, and must implement adequate due diligence measures, proportional to the related risk and the transaction or transactions involved. Upon initiating the commercial relationship, reporting entities must request each client a sworn statement whereby she/he discloses whether she/he qualifies or not as PEP.

In addition, the condition as PEP does not automatically cease after two years as of the date the individual has left public office. Reporting entities must make their own assessments, on a case-by-case basis, to determine whether or not an individual will be considered as PEP, pursuant to the guidelines established in the regulation.

Surveillance. Collaboration between UIF and other regulators

One of the main concerns of the current administration is to promote a collaborative approach between the UIF and agencies acting as regulators of the reporting entities, to optimize the surveillance processes of each of the entities under their oversight.

In such connection, Resolution No. 97/2018 and Resolution No. 155/2018 were passed, to establish collaboration duties between UIF and:

●	the Central Bank;

●	the CNV;

●	the Superintendence of Insurance (Superintendencia de Seguros de la Nación); and

●	the Cooperative Authorities (Instituto Nacional de Asociativismo y Economía Social).

In this sense, upon carrying out a surveillance proceeding, these agencies must provide due collaboration to UIF to assess the reporting entities’ degree of compliance with the Anti-Money Laundering.

In addition, a “task force” is created with these agencies, meeting on a monthly basis, to ensure an adequate level of coordination and collaboration, with surveillance and follow-up activities, setting technical criteria and assessing the risks of each sector, as well as informing and analyzing the outcome of their surveillance.

Furthermore, Resolution No. 154/2018, approved the “UIF’s Risk-based approach proceeding”, applicable to surveillance proceedings initiated by UIF aimed at controlling the regulated entities’ degree of compliance with the Anti-Money Laundering Law and the UIF resolutions.

On July 2019, by means of Decree No. 489/2019 the Argentine Executive Branch create the Public Registry of Persons or Entities Linked to Acts of Terrorism and their Financing (Registro Público de Personas y Entidades vinculadas a actos de Terrorismo y su Financiamiento, the “RePET”) in order to centralize and manage all information relating to administrative freezes of assets linked to acts of terrorism and their financing.

The RePET is enabled to provide public access and ensure the exchange of information with the agencies with competence in the field and with third countries, which will make it possible to strengthen the mechanisms of domestic and international cooperation and the reporting entities must provide them all the information related to operations accomplished or attempted by individuals or legal entities incorporated in the RePET.

On November 17, 2019, by means of Resolution No. 117/2019, the UIF updated the minimum thresholds upon which reporting entities are required to carry out reinforced control and due diligence requirements established by the applicable anti money laundering and terrorism financing regulations. This measure aims to “contribute to an efficient prevention of money laundering and terrorism financing” from a risk-based approach, in accordance to the international standards promoted by the FATF.

The recitals of the Resolution highlight the fact that the latest update to the minimum thresholds was implemented more than two years ago by UIF Resolution No. 130/2018 and that, given the time elapsed and the variation of prices in the economy, an update to such thresholds was necessary.

Likewise, the Resolution includes means of payment such as personal checks and payments made through the financial system as exceptions to the determination of client profiles in the regulations applicable to dealerships and resellers.

For a more exhaustive analysis of the anti-money laundering regime applicable as of the date of the prospectuses, it is suggested that investors should consult with their legal advisors regarding the applicable regulations as Title XVIII, Book Two of the Argentine Criminal Code, and the regulations issued by the UIF, the CNV and the Central Bank regulations, which can be found on the website of the Ministry of Justice and Human Rights of Argentina, under the section Legislative Information (www.infoleg.gov.ar), and/or on the UIF’s website (www.uif.gov.ar) and/or on the CNV’s website (www.cnv.gov.ar) and/or the Central Bank’s website (www.bcra.gov.ar).

Law No. 27,401 on Corporate Criminal Liability

On November 8, 2017, a law establishing the criminal liability regime applicable to private legal entities, state-owned or not, was enacted by the Argentine Congress and published in the Official Gazette of the Argentine Republic on December 1, 2017 (the “Corporate Criminal Liability Law”). The law entered into force in March 2018, 90 days following its publication.

The Corporate Criminal Liability Law applies to private legal entities for the crimes of national and transnational bribery and influence peddling; transactions that are incompatible with the exercise of public offices; and illegal exaction committed by public officials; among others.

Legal entities are liable for those crimes, carried out directly or indirectly, with their intervention or in their name, interest or benefit. The legal entity is also liable if a third party, without any capacity to act on its behalf, acted in its own benefit or interest, provided the legal entity has ratified the third party’s acts, even implicitly.

In the event of transformation, merger, absorption, spin-off or any other corporate restructuring, the legal entity’s responsibility will be transferred to the resulting or absorbing legal entity.

The law also provides that the legal entity may be convicted even if the individual involved could not be identified or judged, provided that the circumstances of the case allow establishing that the crime could not have been committed without the acquiescence of the legal entity’s bodies.

The penalties that could be applicable to legal entities included fines, total or partial suspension of business activities of up to ten (10) years, suspension from participating in public bids or tenders for the execution of public works or services, dissolution and winding up of the legal entity under certain circumstances, loss or suspension of government benefits, among others.

Penalties can be graduated by judges, who will contemplate the compliance of internal rules and procedures, the number and hierarchy of the officials, employees and collaborators involved; the lack of surveillance; the extent of damage caused; the amount of money involved; the willingness to reduce or repair the damage and recidivism.

The legal entity will be exempted from penalties and administrative liability provided that: a) It has self-reported an offense under the Corporate Criminal Liability Law; b) It has implemented an adequate monitoring and supervision system (Compliance Program), pursuant to the risks of its activity, dimension and economic capacity, prior to the fact under prosecution occurred, and c) It has returned the undue benefit obtained.

The Ministerio Público Fiscal (Public Prosecutor’s Office) and the legal entity may enter into an effective collaboration agreement, whereby the latter undertakes to cooperate by disclosing data or information for the clarification of the facts, the identification of the participants and/or the recovery of the assets or profits proceeding from the crime, as well as to comply with the other conditions established by the Corporate Criminal Liability Law.

Legal entities are not required under the Corporate Criminal Liability Law to implement Compliance Programs with the exception of those entering into certain agreements with the Government. The Compliance Programs shall include a set of internal actions, mechanisms and procedures to promote integrity, supervision and control aimed at preventing, detecting and correcting irregularities and unlawful acts under this law.

Legal Proceedings

Legal issues that are governed by Argentine law will be analyzed by Estudio O´Farrel, our legal advisors in Argentina. Estudio O´Farrel is domiciled at De Mayo Av. 645/651, (Zip Code: C1084AAB), Autonomous City of Buenos Aires.

Documents on display

The Company’s audited financial statements for the years ended December 31, 2019, 2018 and 2017 are published in the item “Financial Information” on the CNV website (www.cnv.gob.ar) and in the website www.ypf.com.

Additionally, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by YPF are available to the public on the SEC website at www.sec.gov (commission file number 1-12102).